ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

02055612

02 OCT 23 AM 11:34

11 October 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 10 October 2002, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercise;

b) General Announcement dated 10 October 2002, Re: Notice of Extraordinary General Meeting; and

c) Circular to Shareholders dated 10 October 2002.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Please contact the undersigned for any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Submitted by **MB_RHB_SAKURA** on **10/10/2002 05:37:10 PM**
Reference No **MM-021010-4E423**

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Mr Kenneth Chow**
* Designation	:	**General Manager - Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISE

* **Contents :-**

1. On 12 July 2002, LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") jointly announced, *inter alia*, that the Securities Commission ("SC") has approved each of the relevant proposals within their respective proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises ("Proposed GWRS") that required the SC's approval, as proposed by the Lion Group subject to certain revisions and conditions as set out in the aforesaid announcement.

2. The Directors of the Lion Group wish to announce that, following an appeal submitted by the Lion Group to the SC, the SC has approved the Lion Group's appeal on certain terms and conditions imposed by the SC as follows:

2.1 The SC has waived its earlier condition that the issues affecting the joint-venture operations of the Lion Group in the People's Republic of China ("PRC") ("Items of Concern") must be resolved prior to the implementation of the Proposed GWRS. The aforesaid waiver is subject to:

2.1.1 LLB, ACB and AMB furnishing irrevocable written undertakings to the SC that all necessary steps will be taken to resolve the Items of Concern as soon as possible;

2.1.2 The relevant vendor(s) of sale shares or purchaser(s) issuing consideration shares (" Relevant Party") (where the Items of Concern apply) are required to indemnify the affected purchaser(s) or the vendor(s), as the case may be ("Affected Party") of all cost and losses incurred by the Affected Party in the event that the Relevant Party fails to resolve the Items of Concern prior to the implementation of the Proposed GWRS. Any cost and losses incurred by the Affected Party within 24 months from the date of implementation of the Proposed GWRS ("Subject Period") pending efforts by the Relevant Party to resolve the Items of Concern shall be fully indemnified by the Relevant Party. Further, in the event the Relevant Party is still unable to resolve the Items of Concern after the Subject Period, any future potential cost or losses to be incurred by the Affected Party shall also be fully indemnified by the Relevant Party immediately; and

2.1.3 LLB, ACB and AMB are required to report the status of the Items of Concern in their quarterly and annual reports until all the Items of Concern are fully resolved.

2.2 The SC has waived its earlier requirement that 5% premium be added to the theoretical market price of the new LCB shares to be attached to the LCB Bonds to be issued by LCB to the ACB group of companies ("Subject LCB Shares") in settlement of the purchase consideration for the proposed acquisition by LCB of 40% equity interest in Megasteel Sdn Bhd and 50.45% equity interest in LLB, subject to a minimum issue price of RM1.05 each. Instead, the SC has approved LCB's proposal to fix the issue price of the Subject LCB Shares without any premium, subject to the minimum issue price of RM1.00 per share.

2.3 The SC has waived its earlier condition that all loss making operations of the AMB group of companies ("AMB Group"), including companies operating in the PRC, must be divested within 2 years after the Proposed GWRS has been approved by all relevant parties. The aforesaid waiver is subject to:

2.3.1 AMB disclosing to its shareholders, *inter alia*, the details of all loss making operations of the AMB Group and the steps which have been taken or will be taken by AMB to turn around the loss making operations of the AMB Group ("Restructuring Exercise");

2.3.2 AMB is required to report, *inter alia*, (i) the status and progress of the Restructuring Exercise in its quarterly and annual reports until all loss making operations of the AMB Group have been fully divested; and (ii) an assessment by the Directors of AMB in its annual report as to whether the Restructuring Exercise is progressing as planned or an early disposal shall be effected by the Directors of AMB to dispose of the relevant loss making company.

2.4 The SC has waived its earlier requirement for a moratorium on disposal of 50% of the new AMB shares to be issued for the proposed acquisition of shares in Silverstone Berhad from certain vendors namely LCB, Limpahjaya Sdn Bhd and Posim Berhad ("Disposal Moratorium"). Instead, the SC has approved AMB's proposal for the Disposal Moratorium previously imposed on the AMB shares to be received by LCB, Limpahjaya Sdn Bhd and Posim Berhad, to be imposed on ACB.

2.5 With regard to the proposed acquisition of 83.7% equity interest in Posim Berhad by the LLB group of companies ("LLB Group"), the SC has earlier required the LLB Group to comply with the public shareholding spread requirement as stipulated in the SC's Guidelines on Issue/Offer of Securities. However, the SC has considered LLB's proposal and approved the shortfall in the public shareholding spread of Posim Berhad to be addressed within 6 months from the date of implementation of the Proposed GWRS.

3. The Board of Directors of LCB, LLB, ACB and AMB shall be deliberating on the SC's approvals set out above and conditions imposed by the SC. Accordingly, an appropriate announcement would be made in due course following the conclusion of the Board of Directors' meeting of LCB, LLB, ACB and AMB.

4. Shareholders of the Lion Group and potential investors are requested to refer to the announcements dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 5 August 2002, 5 September 2002, 16 September 2002, 18 September 2002, 25 September 2002 and 26 September 2002 for further details of the Proposed GWRS.

This announcement is dated 10 October 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **10-10-2002 05:26:54 PM**
Reference No **AA-021010-3E511**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● ***Announcement*** ○ ***Reply to query***

* Subject :
Notice of Extraordinary General Meeting

* **Contents :-**

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 25 October 2002 at 10.00 am, for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTION 1

Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd for a cash sum of RM3.365 million by Tan Sri William H.J. Cheng

"THAT subject to the approvals of all relevant authorities being obtained, the Company do hereby approve the proposed subscription by Tan Sri William H.J. Cheng ("TSWC") of 2,530,000 new ordinary shares of RM1.00 each ("Shares") in Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of the Company, for a cash consideration of RM3.365 million and the allotment and issuance of such ATE Shares to Andar Investment Pte Ltd, a nominee of TSWC pursuant to the Subscription Agreement dated 10 November 2000 entered into between TSWC, AMB Venture Sdn Bhd ("AMBV") and ATE (as varied by the Supplemental Subscription Agreement dated 9 January 2001 and the letter of nomination dated 19 March 2001) ("Proposed Subscription");

AND THAT the new ATE Shares shall, upon allotment and issue, rank pari passu in all respects with the then existing ATE Shares in issue except that they will not be entitled to any rights, allotments or other distributions that may be declared prior to the date of allotment of the ATE Shares;

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Subscription, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and complete the Proposed Subscription, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority."

ORDINARY RESOLUTION 2

Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd by AMB Venture Sdn Bhd to Lion Asiapac Limited

"THAT contingent upon the passing of Ordinary Resolution 1 above and subject to the approvals of all relevant

ANGKASA MARKETING BERHAD (41515-D)

authorities being obtained, approval be and is hereby given for AMBV, a wholly-owned subsidiary of the Company, to dispose of its entire holding of 25,000,000 ATE Shares, representing approximately 90.81% equity interest in the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") pursuant to the Conditional Sale and Purchase Agreement dated 10 November 2000 entered between AMBV, TSWC and LAP (as varied by the Supplemental Agreements dated 9 January 2001, 30 June 2001, 28 September 2001, 28 December 2001, 30 April 2002 and 5 August 2002 and the letters dated 20 November 2001 and 28 December 2001) for a total consideration of SGD37,255,682 (equivalent to approximately RM80.5 million) to be wholly satisfied by an issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP ("LAP Shares") at par together with 149,022,728 free detachable LAP warrants ("LAP Warrants") attached, and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co Ltd ("Proposed Disposal");

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Disposal, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and complete the Proposed Disposal, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority."

ORDINARY RESOLUTION 3

Proposed offer for sale by AMB Venture Sdn Bhd of up to 25% of the consideration shares with free detachable warrants in Lion Asiapac Limited receivable by AMB Venture Sdn Bhd, to the shareholders of Lion Asiapac Limited (apart from Amalgamated Containers Berhad and other parties deemed connected to AMB Venture Sdn Bhd) and/or the public in Singapore

"THAT contingent upon the passing of Ordinary Resolutions 1 and 2 above and subject to the approvals of all relevant authorities being obtained, approval be and is hereby given for AMBV to make an offer for sale of up to 25% of the total LAP Shares with free detachable LAP Warrants to be issued to AMBV as consideration pursuant to the Proposed Disposal, to shareholders of LAP (apart from Amalgamated Containers Berhad and other parties deemed connected to AMBV) ("Eligible Shareholders") and/or the public in Singapore at an offer price of not less than SGD0.25 for each LAP Share with one (1) free detachable LAP Warrant attached ("Proposed Offer For Sale");

AND THAT authority be and is hereby given for AMBV to set the basis for determining the entitlements of the Eligible Shareholders, the total number of LAP Shares with free detachable LAP Warrants to be offered, and the offer price of the LAP Shares with free detachable LAP Warrants provided that the offer price is not less than SGD0.25 for each LAP Share with one (1) free detachable LAP Warrant;

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of effecting the Proposed Offer For Sale, to enter into any agreement(s) and to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and complete the Proposed Offer For Sale as may be agreed by any relevant authority."

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
10 October 2002

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

ANGKASA MARKETING BERHAD (41515-D)

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....

Secretary

10 OCT 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your ordinary shares in Angkasa Marketing Berhad, you should immediately send this Circular together with the accompanying Notice of Extraordinary General Meeting and Form of Proxy to the agent through whom the sale was effected for transmission to the purchaser.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

ANGKASA MARKETING BERHAD (41515 - D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to

PART A

(i) Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing approximately 9.19% of the enlarged share capital of ATE, for a cash sum of RM3.365 million by Tan Sri William H.J. Cheng ("Proposed Subscription");

(ii) Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE, by AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of Angkasa Marketing Berhad, to Lion Asiapac Limited ("LAP") for a total consideration of SGD37,255,682 (equivalent to approximately RM80.5 million) to be wholly satisfied by the issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP ("LAP Shares") at par together with 149,022,728 free detachable LAP warrants ("LAP Warrants") attached, and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co Ltd ("Proposed Disposal"); and

(iii) Proposed offer for sale by AMBV of up to 25% of the LAP Shares and LAP Warrants receivable by AMBV as consideration pursuant to the Proposed Disposal, to the shareholders of LAP (apart from Amalgamated Containers Berhad and other parties deemed connected to AMBV) and/or the public in Singapore at an offer price of not less than SGD0.25 for each LAP Share (equivalent to approximately RM0.54 for each LAP Share) with one (1) free detachable LAP Warrant attached.

PART A

Financial Adviser

RHB SAKURA MERCHANT BANKERS BERHAD

(Company No. 19663-P)

AND

PART B

Independent Advice Letter from Southern Investment Bank Berhad to the minority shareholders of Angkasa Marketing Berhad in relation to the Proposed Subscription and Proposed Disposal.

Notice of the Extraordinary General Meeting of Angkasa Marketing Berhad to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 25 October 2002 at 10.00 a.m. together with the Form of Proxy are enclosed in this Circular.

A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy should be deposited with Angkasa Marketing Berhad's Registered Office at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting should you subsequently wish to do so.

Except where the context otherwise requires, the following definitions apply throughout this Circular:

Additional Consideration	:	The additional consideration of SGD21,872,155 (equivalent to approximately RM47.2 million) payable to AMBV pursuant to the completion of the Listing of AJ Auto, calculated in accordance with the formula set out in Section 4.1.3, to be satisfied by an issuance of 87,488,620 new LAP Shares at an issue price of SGD0.25 per LAP Share with 87,488,620 free detachable LAP Warrants attached
Amsteel	:	Amsteel Corporation Berhad
Amsteel Group	:	Amsteel and its subsidiary and associated companies
AMB/the Company	:	Angkasa Marketing Berhad
AMB Aerovest	:	AMB Aerovest Limited, a wholly-owned subsidiary company of ATE, which is proposed to be disposed of to AMBV or its nominee pursuant to the Proposed Internal Restructuring of ATE
AMB Group/the Group	:	AMB and its subsidiary and associated companies
AMBV	:	AMB Venture Sdn Bhd, a wholly-owned subsidiary company of AMB
AJ Auto	:	Anhui Jianghuai Automotive Chassis Co Ltd, the company incorporated to undertake the listing on the SSE and is principally involved in the manufacture and sale of automotive chassis and gearbox components
AJ Group	:	Anhui Jianghuai Automotive Group Co Ltd, a company incorporated in the PRC and the joint-venture partner of ATE in the PRC which currently has 75% equity interest in HJ Auto
Andar	:	Andar Investment Pte Ltd, a company incorporated in Singapore and a wholly-owned subsidiary of Lion Holdings Private Limited, in which TSWC has an indirect interest of 58.8%
ATE	:	Angkasa Transport Equipment Sdn Bhd, a wholly-owned subsidiary company of AMBV
ATE Group	:	ATE and its subsidiary and associated companies
ATE Share(s)	:	Ordinary share(s) of RM1.00 each in ATE
Auditors	:	Messrs Ong Boon Bah & Co
BNM	:	Bank Negara Malaysia
Completion Date of the Proposed Disposal	:	The date falling fourteen (14) days after all the conditions precedent to the Proposed Disposal as set out in Section 10.3 are satisfied
Consideration Shares and Warrants	:	The total 149,022,728 new LAP Shares to be issued to AMBV at an issue price of SGD0.25 per LAP Share together with 149,022,728 free detachable LAP Warrants attached in consideration for the Proposed Disposal
EGM	:	Extraordinary General Meeting

EPS/LPS	:	Earnings per share/ Loss per share
FIC	:	Foreign Investment Committee
Gearbox Business	:	The gearbox business injected by AJ Group into AJ Auto as AJ Group's partial capital contribution to AJ Auto in preparation for the Listing of AJ Auto
Gearbox Value	:	The net asset value of the Gearbox Business injected by AJ Group into AJ Auto of Rmb14.5 million as at 31 August 1999, as assessed by an independent valuer appointed by AJ Group
HJ Auto	:	Hefei Jianghuai Automotive Co Ltd, a 25% associated company of ATE
Hunan Changfa	:	Hunan Changfa Automobile Engine Co Ltd, a 50% associated company of ATE, which is proposed to be disposed of to AMBV or its nominee pursuant to the Proposed Internal Restructuring of ATE
Initial Consideration	:	The initial consideration payable to AMBV pursuant to the Proposed Disposal upon satisfaction of all conditions as set out in Section 10.3, of SGD15,383,527 (equivalent to approximately RM33.2 million) to be satisfied by an issuance of 61,534,108 new LAP Shares at an issue price of SGD0.25 per LAP Share with 61,534,108 free detachable LAP Warrants attached
Independent Adviser/ SIBB	:	Southern Investment Bank Berhad, the independent adviser to the minority shareholders and independent directors of AMB in respect of the Proposed Subscription and Proposed Disposal
Jiangxi Fuqi	:	Jiangxi Fuqi Motor Co Ltd, a 50% associated company of ATE, which is proposed to be disposed of to AMBV or its nominee pursuant to the Proposed Internal Restructuring of ATE
KLSE	:	Kuala Lumpur Stock Exchange
LAI	:	Lion Asia Investment Pte Ltd, a 20% associated company of ATE, which is proposed to be disposed of to AMBV or its nominee pursuant to the Proposed Internal Restructuring of ATE
LAP	:	Lion Asiapac Limited, a company incorporated in Singapore and listed on the SGX-ST
LAP Group	:	LAP and its subsidiary and associated companies
LAP Share(s)	:	Ordinary share(s) of SGD0.25 each in LAP
LAP Warrant(s)	:	The detachable warrant(s) to be issued by LAP together with the new LAP Shares pursuant to the Proposed Disposal, which will entitle the registered holder to subscribe for one (1) new LAP Share for each LAP Warrant held during the exercise period at the proposed exercise price of SGD0.25 for each new LAP Share

Letter of Nomination	:	The letter of nomination dated 19 March 2001 issued by TSWC to AMBV and ATE for the nomination of Andar as the allottee for the 2,530,000 new ATE Shares to be issued by ATE pursuant to the Proposed Subscription, in the manner prescribed in the Subscription Agreement
Listing of AJ Auto	:	The official listing of and quotation for the AJ Auto shares on the SSE in the PRC on 24 August 2001
LURs	:	Land use rights
NTA	:	Net tangible assets
PAT/LAT	:	Profit after taxation/Loss after taxation
PBT/LBT	:	Profit before taxation/Loss before taxation
PORs	:	Property ownership rights
PRC	:	The People's Republic of China
Proposals	:	Collectively refer to the Proposed Internal Restructuring of ATE, Proposed Subscription, Proposed Disposal and Proposed Offer For Sale
Proposed Disposal	:	The proposed disposal of 25,000,000 ATE Shares, representing approximately 90.81% of the enlarged share capital of ATE, by AMBV to LAP for the Initial Consideration plus the Additional Consideration and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to AJ Group
Proposed Internal Restructuring of ATE	:	The proposed internal restructuring pursuant to which ATE shall, *inter alia*, dispose of its entire interests in all its subsidiary and associated companies except for HJ Auto and AJ Auto to AMBV or its nominees, redeem all preference shares outstanding and restructure its investment in HJ Auto in conjunction with the Listing of AJ Auto
Proposed Subscription	:	The proposed subscription of 2,530,000 new ATE Shares, representing approximately 9.19% of the enlarged share capital of ATE, by TSWC for a cash sum of RM3.365 million
Proposed Offer For Sale	:	The proposed offer for sale by AMBV of up to 25% of the Consideration Shares and Warrants to the shareholders of LAP (apart from Amalgamated Containers Berhad and other parties deemed connected to AMBV) and/or the public in Singapore at an offer price of not less than SGD0.25 per LAP Share (equivalent to approximately RM0.54 per LAP Share) with one (1) free detachable LAP Warrant attached
Proposed GO Waiver	:	The proposed waiver to be granted by the SIC to AMBV and parties acting in concert with it, exempting them from the obligation to extend a mandatory general offer for the remaining LAP Shares not held by them after the Proposed Disposal as required under Rule 14 of the Singapore Code on Take-overs and Mergers
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad
RPS	:	Redeemable preference shares

S&P Agreement	:	The conditional sale and purchase agreement dated 10 November 2000, as varied by the Supplemental Agreements, in respect of the Proposed Disposal
SC	:	Securities Commission
SGX-ST	:	Singapore Exchange Securities Trading Limited
SIC	:	Securities Industry Council of Singapore
Silverstone Tyre	:	Silverstone Tyre (S) Pte Ltd, an 80% subsidiary company of ATE, which is proposed to be disposed of to AMBV or its nominee pursuant to the Proposed Internal Restructuring of ATE
SSE	:	The Shanghai Stock Exchange
Subscription Agreement	:	The subscription agreement dated 10 November 2000, as varied by the Supplemental Subscription Agreement, in respect of the Proposed Subscription
Supplemental Agreements	:	The supplemental agreement to the S&P Agreement dated 9 January 2001, second supplemental agreement dated 30 June 2001, third supplemental agreement dated 28 September 2001, fourth supplemental agreement dated 28 December 2001, fifth supplemental agreement dated 30 April 2002, sixth supplemental agreement dated 5 August 2002 and the letters dated 20 November 2001 and 28 December 2001 to vary certain terms of the Proposed Disposal and to extend the conditional period for the fulfilment of the conditions precedent as set out in the S&P Agreement to 31 October 2002
Supplemental Subscription Agreement	:	The supplemental agreement to the Subscription Agreement dated 9 January 2001 to vary certain terms of the Subscription Agreement
TSWC	:	Tan Sri William H.J. Cheng
USA	:	United States of America
Willet Investment	:	Willet Investment Pte Ltd, a 70% subsidiary company of ATE, which is proposed to be disposed of to AMBV or its nominee pursuant to the Proposed Internal Restructuring of ATE
Wuhan Fortune	:	Wuhan Fortune Motor Co Ltd, a 50% subsidiary company of ATE, which is proposed to be disposed of to AMBV or its nominee pursuant to the Proposed Internal Restructuring of ATE

CURRENCIES:

Bht	:	Thailand Baht
RM and sen	:	Ringgit Malaysia and sen respectively
Rmb	:	Chinese Renminbi
SGD and cents	:	Singapore Dollar and cents respectively
USD	:	United States Dollar

For purposes of this Circular, the following exchange rates are assumed for illustrative purposes only:

RM2.16	-	SGD1.00	*(Source: The Business Times dated 6 November 2000, being the latest practicable date prior to the execution of the S&P Agreement for the Proposed Disposal on 10 November 2000)*
RM1.00	-	Rmb2.19	*(Source: The Business Times dated 6 November 2000, being the latest practicable date prior to the execution of the S&P Agreement for the Proposed Disposal on 10 November 2000)*

CONTENTS

PART A

LETTER TO THE SHAREHOLDERS OF AMB

ANGKASA MARKETING BERHAD (41515 - D)

(Incorporated in Malaysia)

Registered Office
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

10 October 2002

Board of Directors:

Tan Sri William H.J. Cheng *(Chairman)*
Phang Wai Yeen *(Managing Director)*
Ngan Yow Chong *(Executive Director)*
Tan Sri Dato' Jaffar Bin Abdul
Datuk Cheng Yong Kim
Dato' Haji Hashim Bin Saad
Eow Kwan Hoong

To: The Shareholders of AMB

Dear Sir/Madam,

(i) Proposed subscription of 2,530,000 ATE Shares, representing approximately 9.19% of the enlarged share capital of ATE, for a cash sum of RM3.365 million by TSWC;

(ii) Proposed disposal of 25,000,000 ATE Shares, representing approximately 90.81% of the enlarged share capital of ATE, by AMBV to LAP for a total consideration of SGD37,255,682 (equivalent to approximately RM80.5 million) to be wholly satisfied by the issuance of 149,022,728 new LAP Shares of SGD0.25 each at par together with 149,022,728 free detachable LAP Warrants attached, and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to AJ Group; and

(iii) Proposed offer for sale by AMBV of up to 25% of the LAP Shares and LAP Warrants receivable by AMBV as consideration pursuant to the Proposed Disposal, to the shareholders of LAP (apart from Amalgamated Containers Berhad and other parties deemed connected to AMBV) and/or the public in Singapore at an offer price of not less than SGD0.25 for each LAP Share (equivalent to approximately RM0.54 for each LAP Share) with one (1) free detachable LAP Warrant attached.

1. INTRODUCTION

On 11 November 2000, RHB Sakura on behalf of the Company, announced, *inter alia,* the following proposals:

i) On 10 November 2000, ATE and AMBV entered into the Subscription Agreement with TSWC pursuant to which TSWC shall subscribe for 2,156,000 new ATE Shares, representing approximately 7.94% of the enlarged share capital of ATE, for a cash sum of RM3.365 million. ATE is presently a wholly-owned subsidiary of AMBV which is in turn a wholly-owned subsidiary of AMB; and

ii) On 10 November 2000, AMBV entered into the S&P Agreement with LAP to dispose of 25,000,000 ATE Shares, representing approximately 92.06% of the enlarged share capital of ATE for:

a) an initial consideration of SGD18,060,648 (equivalent to approximately RM39 million); and

b) an additional consideration of SGD23,603,756 (equivalent to approximately RM51 million) (in the event the Listing of AJ Auto is completed by 30 September 2001);

and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to AJ Group and adjustments to the Gearbox Value, if any.

The consideration for the Proposed Subscription and the initial consideration of SGD18,060,648 for the Proposed Disposal were arrived at based on the unaudited proforma NTA of the ATE Group as at 31 December 1999 of approximately RM39.0 million (after adjusting for the Proposed Internal Restructuring of ATE but before the Listing of AJ Auto). In this regard, it was agreed that LAP shall be entitled to undertake a due diligence review of the unaudited proforma balance sheets of the ATE Group as at 31 December 1999 to verify the said proforma NTA of the ATE Group.

Following the review of the unaudited proforma balance sheets of the ATE Group as at 31 December 1999, the parties namely ATE, AMBV, TSWC and LAP entered into supplemental agreements on 9 January 2001 to vary certain terms of the Proposed Subscription and Proposed Disposal which include, *inter alia*, the following:

i) TSWC shall subscribe for 2,530,000 new ATE Shares, representing approximately 9.19% of the enlarged share capital of ATE, for a cash sum of RM3.365 million, instead of 2,156,000 new ATE Shares for a cash sum of RM3.365 million;

ii) The initial consideration for the Proposed Disposal shall be revised to SGD15,383,527 (equivalent to approximately RM33.2 million) to be wholly satisfied by the issuance of 61,534,108 new LAP Shares at par together with 61,534,108 free detachable LAP Warrants attached, instead of SGD18,060,648 (equivalent to approximately RM39 million) which was earlier proposed to be wholly satisfied by the issuance of 72,242,592 new LAP Shares at par together with 72,242,592 free detachable LAP Warrants attached; and

iii) The additional consideration for the Proposed Disposal shall be revised to SGD23,283,268 (equivalent to approximately RM50.3 million) to be wholly satisfied by the issuance of 93,133,073 new LAP Shares at par together with 93,133,073 free detachable LAP Warrants attached, instead of SGD23,603,756 (equivalent to approximately RM51 million), which was earlier proposed to be wholly satisfied by the issuance of 94,415,024 new LAP Shares at par together with 94,415,024 free detachable LAP Warrants attached.

The Initial Consideration of SGD15,383,527 and the additional consideration of SGD23,283,268 are arrived at based on, *inter alia*, the assumption that the Gearbox Value is Rmb14.5 million and the offer price of AJ Auto shares is Rmb10.50 per AJ Auto share.

On 27 February 2001, the Company further announced, *inter alia*, a proposed offer for sale by AMBV of up to 25% of the Consideration Shares and Warrants to the shareholders of LAP (apart from Amalgamated Containers Berhad and parties deemed connected to AMBV) and/or the public in Singapore at an offer price of not less than SGD0.25 per LAP Share (equivalent to RM0.54 per LAP Share) with one (1) free detachable LAP Warrant attached subject to the conditions as set out in Section 4.8 hereafter.

Further to the above, the Company has subsequently announced the following adjustments and variations to the terms and conditions to the Proposed Disposal:

i) On 20 November 2001, the Company announced that the Additional Consideration for the Proposed Disposal was further revised to SGD21,872,155 (equivalent to approximately RM47.2 million), instead of SGD23,283,268 (equivalent to approximately RM50.3 million) due to the downward revision in the offer price of the AJ Auto shares offered to the public of PRC pursuant to the Listing of AJ Auto, from Rmb10.50 per AJ Auto share to Rmb9.90 per AJ Auto share. The Additional Consideration for the Proposed Disposal of SGD21,872,155 would be wholly satisfied by the issuance of 87,488,620 new LAP Shares at par together with 87,488,620 free detachable LAP Warrants attached;

ii) On 9 January 2002, the Company announced that LAP is satisfied with the estimated Gearbox Value of Rmb14.5 million. Accordingly, the Initial Consideration and Additional Consideration will not be subject to any further adjustment; and

iii) The Proposed Disposal is also conditional upon, *inter alia*, AJ Group having obtained the relevant LURs and PORs in respect of certain assets injected by AJ Group into HJ Auto. On 5 August 2002, the Company announced that AMBV, LAP and TSWC have entered into a supplemental agreement and mutually agreed that if the PORs are not transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal, LAP shall be entitled to deposit the relevant portion of the Consideration Shares and Warrants with an escrow agent to be mutually appointed by AMBV and LAP to be held in escrow pending transfer of the PORs. Further details are set out in Section 4.1.4 hereafter.

The approvals from the SC and the FIC for the Proposed Disposal were obtained on 30 July 2002 and 28 February 2002 respectively, subject to certain conditions as set out in Section 10.3 hereafter. The Proposed Disposal was also approved by the BNM *vide* their letters dated 4 and 8 January 2002, subject to certain conditions as set out in Section 10.3 hereafter.

As at 7 October 2002 (being the last practicable date prior to the printing of this Circular), the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the PRC for the proposed disposal by ATE of its equity interests in its subsidiary and associated companies in the PRC have yet to be obtained.

The purpose of this Circular is to provide you with detailed information on the Proposals, to set out your Board's recommendation thereon and to seek your approval for the ordinary resolutions relating to the Proposed Subscription, Proposed Disposal and Proposed Offer For Sale as set out in the Notice of EGM enclosed in this Circular.

SHAREHOLDERS ARE ADVISED TO READ THIS LETTER AND THE INDEPENDENT ADVICE LETTER FROM SIBB SET OUT IN PART B OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE ORDINARY RESOLUTIONS PERTAINING TO THE PROPOSED SUBSCRIPTION, PROPOSED DISPOSAL AND PROPOSED OFFER FOR SALE.

2. DETAILS OF THE PROPOSED SUBSCRIPTION

2.1 Terms and conditions of the Proposed Subscription

Pursuant to the Subscription Agreement, TSWC has agreed to subscribe for 2,530,000 new ATE Shares for a cash consideration of RM3.365 million, which translates to an issue price of approximately RM1.33 per share.

The subscription money of RM3.365 million was paid by TSWC directly to HJ Auto on 17 October 2000 ("Prepayment") at the request of ATE in conjunction with the Listing of AJ Auto (as described in Section 3 hereafter). The Prepayment will be refunded to TSWC without interest if the Proposed Subscription is not completed.

TSWC has nominated Andar, *vide* a Letter of Nomination dated 19 March 2001, as the allottee for the 2,530,000 new ATE Shares to be issued by ATE. Upon the Subscription Agreement being unconditional, the Prepayment shall be capitalised into the 2,530,000 new ATE Shares to be issued to Andar. The new ATE Shares to be issued to Andar represent approximately 9.19% equity interest in the enlarged share capital of ATE.

The new ATE Shares to be issued to Andar shall upon allotment and issue, rank *pari passu* in all respects with the then existing ATE Shares except that they will not be entitled to any rights, allotments or other distributions that may be declared prior to the date of allotment of the ATE Shares.

2.2 **Basis of the issue price of the ATE Shares**

The issue price of approximately RM1.33 per ATE Share, was arrived at on a willing buyer-willing seller basis and is at the same price at which AMBV shall dispose of the 25,000,000 ATE Shares to LAP pursuant to the Proposed Disposal (before the Listing of AJ Auto), and was calculated based on the adjusted proforma NTA of the ATE Group as at 31 December 1999, details of which are set out in Section 4.2 hereafter.

3. DETAILS OF THE PROPOSED INTERNAL RESTRUCTURING OF ATE

Prior to the Proposed Subscription and Proposed Disposal (as described in Section 4 hereafter), ATE shall implement an internal restructuring involving, *inter alia*, the following exercises:

i) The proposed redemption by ATE of 102.6 million redeemable preference "A" shares of RM1.00 each ("RPS 'A'") at par and 180.0 million redeemable preference "B" shares of RM0.01 each ("RPS 'B'") at a premium of RM0.99 each amounting to RM282.6 million ("Proposed Redemption of RPS"). The RPS 'A' and RPS 'B' were both issued at an issue price of RM1.00 each. The Proposed Redemption of RPS shall be redeemed out of (a) proceeds amounting to RM89.1 million from the issuance of 13.5 million new ATE Shares to AMBV at an issue price of RM6.60 per ATE Share and (b) the balance of RM193.5 million being settled in the manner set out in Section 3(ii) hereafter.

   Upon completion of the Proposed Redemption of RPS, the issued and paid-up capital of ATE would increase from RM11.5 million comprising 11.5 million ATE Shares to RM25.0 million comprising 25.0 million ATE Shares.

ii) The proposed disposal by ATE of all its equity interests in its subsidiary and associated companies listed as follows, except for HJ Auto and AJ Auto, at the original cost of investments to AMBV or its nominees:

Name	**Cost of Investment RM '000**
Willet Investment	56,935
Silverstone Tyre	45,620
AMB Aerovest	42,654
Wuhan Fortune	21,348
LAI	10,682
Hunan Changfa	40,206
Jiangxi Fuqi	27,018
	244,463

The total sale consideration of RM244.5 million is proposed to be netted-off against the amount of RM193.5 million resulted from the Proposed Redemption of RPS (as described in item 3(i) above), and the balance of RM51.0 million will be treated as an amount owing from AMBV to ATE, which would be subsequently waived by ATE.

iii) The restructuring of ATE's investment in HJ Auto in conjunction with the Listing of AJ Auto, as follows:

a) The injection of HJ Auto's chassis business of Rmb129.8 million into AJ Auto for the purpose of the Listing of AJ Auto on the SSE, which is principally involved in the business of manufacturing and sale of automotive chassis and gearbox components. The injection was completed on 30 September 1999 prior to the Listing of AJ Auto;

b) The injection by ATE of the sum of RM3.365 million, being the subscription money paid by TSWC on 17 October 2000 pursuant to the Proposed Subscription as described in Section 2.1 above, to HJ Auto in the form of cash; and

c) The injection by AJ Group of its Gearbox Business valued at Rmb14.5 million into AJ Auto for the purpose of the Listing of AJ Auto. The Gearbox Value of Rmb14.5 million represents the replacement and market value of the Gearbox Business as at 31 August 1999 based on the assessment by an independent valuer appointed by AJ Group in the PRC. The injection was completed on 30 September 1999 prior to the Listing of AJ Auto.

Barring any unforeseen circumstances, the Proposed Internal Restructuring (apart from Section 3 (iii) above) is expected to be completed by 31 October 2002.

United Securities Co Ltd was the Adviser to the Listing of AJ Auto. In the application submitted by United Securities Co Ltd to the relevant authorities in the PRC on 20 October 2000 in respect of the Listing of AJ Auto, the indicative offer price of the new AJ Auto shares was initially set at Rmb10.50 per AJ Auto share. The indicative offer price of Rmb10.50 per AJ Auto share was determined and agreed upon by AJ Auto and United Securities Co Ltd as the Adviser and Managing Underwriter, after taking into account the then prevailing price-earnings multiple for the listing of automotive business on the SSE at the time of the aforesaid application.

However, subsequent to the receipt of approval for the aforesaid application, AJ Auto and United Securities Co Ltd had mutually agreed to reduce the offer price from Rmb10.50 per AJ Auto share to Rmb9.90 per AJ Auto share, after taking into account the prevailing market condition of the SSE and a downward revision in the earnings of AJ Auto.

The Listing of AJ Auto was approved by the China Securities Regulatory Commission *vide* its letter dated 23 July 2001 and the AJ Auto shares were listed and quoted on the SSE on 24 August 2001.

4. DETAILS OF THE PROPOSED DISPOSAL

4.1 Terms and Conditions of the Proposed Disposal

Pursuant to the S&P Agreement, AMBV shall dispose of its entire 25,000,000 ATE Shares, representing approximately 90.81% equity interest in the enlarged share capital of ATE, to LAP at the Initial Consideration and, in the event the Listing of AJ Auto is completed by 30 September 2001, the Additional Consideration subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to AJ Group.

4.1.1 **Repayment of Loan**

As at 24 September 2002, ATE has an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing to AJ Group. Upon satisfaction of the conditions set out in Sections 10.3(ii), 10.3(iii) and 10.3(ix) hereafter and the delivery of the 25,000,000 ATE Shares by AMBV to LAP, LAP shall repay the aforesaid outstanding loan owing by ATE to AJ Group.

The Rmb20 million loan is repayable to AJ Group together with an interest to be accrued at a negotiated rate of approximately 6.4% per annum. As at 24 September 2002, the interest accrued amounted to Rmb2.45 million (equivalent to approximately RM1.12 million).

4.1.2 **Satisfaction of the Initial Consideration**

Upon satisfaction of all the conditions set out in Section 10.3 hereafter, LAP shall pay AMBV the Initial Consideration of SGD15,383,527 (equivalent to approximately RM33.2 million) by an issuance of 61,534,108 new LAP Shares at an issue price of SGD0.25 per LAP Share with 61,534,108 free detachable LAP Warrants attached.

It is the intention of the Directors of AMB to divest the LAP Shares and LAP Warrants to be received by AMBV pursuant to the Proposed Disposal at the appropriate time and price to raise funds to settle the debts of the AMB Group, details of which are set out in Sections 4.8 and 6 hereafter.

4.1.3 **Satisfaction of the Additional Consideration**

Prior to the execution of the S&P Agreement and upon consultation with United Securities Co Ltd, it was anticipated that the Listing of AJ Auto would be completed by 30 September 2001. As such, it was agreed that in the event the Listing of AJ Auto is completed by 30 September 2001, LAP shall be obligated to pay AMBV the Additional Consideration to be satisfied by an issuance of new LAP Shares at an issue price of SGD0.25 for each LAP Share with one (1) free detachable LAP Warrant attached, calculated as follows:

$$\text{Additional Consideration} = \left[\frac{T}{N} \times [\, E + (C \times P) \,] \right] - O$$

Where:

T	=	total number of AJ Auto shares held by ATE
N	=	total number of AJ Auto shares in issue post-listing
E	=	registered capital of AJ Auto pre-listing
C	=	aggregate number of new AJ Auto shares issued to the public pursuant to the Listing of AJ Auto
P	=	offering price of the AJ Auto shares pursuant to the Listing of AJ Auto
O	=	original cost of investment in AJ Auto by ATE on 30 September 1999

Following the completion of the Listing of AJ Auto on 24 August 2001, and based on the issuance of 80 million new AJ Auto shares at an offer price fixed at Rmb9.90 per AJ Auto share, the Additional Consideration was arrived at as follows:

$$= \left[\frac{36,750,000}{230,000,000} \times [\text{Rmb}150,000,000 + (80,000,000 \times \text{Rmb}9.90)] \right] - \text{Rmb}36,750,000$$

= Rmb113,765,217

= SGD24,085,624 (based on the exchange rate of approximately SGD1.00: Rmb4.723)

Where:

T	=	36,750,000
N	=	230,000,000
E	=	Rmb150,000,000
C	=	80,000,000
P	=	Rmb9.90
O	=	Rmb36,750,000

Hence, AMBV's share of 90.81% of the above amount of SGD24,085,624 is SGD21,872,155.

Upon satisfaction of all the conditions set out in Section 10.3 hereafter, the Additional Consideration of SGD21,872,155 (equivalent to approximately RM47.2 million) shall be payable by LAP to AMBV by an issuance of 87,488,620 new LAP Shares at an issue price of SGD0.25 per LAP Share with 87,488,620 free detachable LAP Warrants attached.

It is the intention of the Directors of AMB to divest the LAP Shares and LAP Warrants receivable from LAP at the appropriate time and price to raise funds to settle the debts of the AMB Group, details of which are set out in Sections 4.8 and 6 hereafter.

4.1.4 **Escrow Securities**

The Proposed Disposal is conditional upon, *inter alia*, AJ Group having obtained the relevant LURs and PORs in respect of certain assets injected by AJ Group into HJ Auto. As at the date hereof, the PORs for certain buildings have yet to be transferred by AJ Group to HJ Auto. The Directors of AMB estimate that the aggregate net book value of the PORs that have not been transferred by AJ Group to HJ Auto amounts to approximately SGD1.075 million (equivalent to approximately RM2.32 million).

To facilitate completion of the Proposed Disposal pending transfer of the said PORs, AMBV, LAP and TSWC have entered into a supplemental agreement on 5 August 2002 and mutually agreed that:

i) If the PORs are not transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal, LAP shall be entitled to deposit the relevant portion of the Consideration Shares and Warrants with an escrow agent to be mutually appointed by AMBV and LAP ("Escrow Agent") to be held in escrow pending transfer of the PORs;

ii) The number of Consideration Shares and Warrants to be held by the Escrow Agent ("Escrow Securities") shall be determined based on the formula set out below:

Escrow Securities = (A x B) ÷ C

Where A = the net book value as at 31 December 1999 for those PORs that are not transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal ("Outstanding PORs")

B = 25%, being the percentage of equity interest held by ATE in HJ Auto

C = SGD0.25, being the proposed issue price of the LAP Shares

iii) All or part of the Escrow Securities shall be released by the Escrow Agent to AMBV as and when any of the Outstanding PORs is transferred by AJ Group to HJ Auto, provided that such transfer shall take place within 1 year from the date of completion of the Proposed Disposal (or such other date as the parties may agree in writing) ("Escrow Period"). After the expiry of the Escrow Period, any balance of the Escrow Securities not released to AMBV, may be disposed of by LAP at its own discretion.

Based on the above formula, the Escrow Securities to be deposited with the Escrow Agent would be approximately 1.075 million LAP Shares with 1.075 million free detachable LAP Warrants attached. AMB shall take all necessary steps and endeavour to procure AJ Group to transfer the Outstanding PORs to HJ Auto within the Escrow Period.

4.1.5 Other Terms and Conditions

The ATE Shares shall be disposed of by AMBV to LAP free from all mortgage, assignment of receivables, debentures, lien, charge, pledge, title retention, rights to acquire, security interest and any other encumbrances or condition whatsoever and together with all rights and benefits attaching to them as of the Completion Date of the Proposed Disposal.

4.2 Basis of the Disposal Considerations

The total consideration receivable by AMBV for the Proposed Disposal of SGD37,255,682 (equivalent to approximately RM80.5 million) consists of the Initial Consideration and the Additional Consideration.

The Initial Consideration of SGD15,383,527, which is equivalent to approximately RM33.2 million or RM1.33 per ATE Share, was arrived at on a willing buyer-willing seller basis and represents the aggregate of the following:

i) AMBV's share of the proforma NTA of the ATE Group as at 31 December 1999 after the Proposed Internal Restructuring of ATE and Proposed Subscription but before the Listing of AJ Auto of RM32.2 million, as determined by an international accounting firm appointed by LAP; and

ii) The proforma write-back of provisions of approximately RM1.0 million for bad and doubtful debts and stocks as agreed between AMBV and LAP.

The Additional Consideration of SGD21,872,155 which is equivalent to approximately RM47.2 million, reflects the listing premium of AJ Auto attributable to ATE based on the offer price of AJ Auto shares of Rmb9.90 per AJ Auto share and was calculated in accordance with the formula set out in Section 4.1.3 above.

4.3 Issue Price of the New LAP Shares

The issue price of the new LAP Shares of SGD0.25 per share (equivalent to RM0.54 per share), represents the par value of LAP shares. The issue price of SGD0.25 per LAP Share as compared against the market prices of LAP Shares and the consolidated NTA per LAP Share, is set out below:

Comparison	
1.	79% premium over the closing price of LAP Shares on the SGX-ST on 8 November 2000* of SGD0.14 per share (equivalent to RM0.30 per share)
2.	54% premium over the weighted average price of LAP Shares on the SGX-ST for the 5 market days up to 8 November 2000* of SGD0.162 per share (equivalent to RM0.35 per share)
3.	36% discount from the audited consolidated NTA per LAP Share of SGD0.39 (equivalent to RM0.84 per LAP Share) as at 30 June 2001, being the latest available audited consolidated NTA of LAP prior to the printing of this Circular
4.	138% premium over the closing price of LAP Shares on the SGX-ST on 7 October 2002 (being the latest practicable date prior to the printing of this Circular) of SGD0.105 per share (equivalent to RM0.23 per share)
5.	119% premium over the weighted average price of LAP Shares on the SGX-ST for the 5 market days up to 7 October 2002 (being the latest practicable date prior to the printing of this Circular) of SGD0.114 per share (equivalent to RM0.25 per share)

Note:

* *Being the latest practicable date prior to the execution of the S&P Agreement for the Proposed Disposal on 10 November 2000.*

To compensate for the premium of the issue price of the LAP Shares over the current market prices, LAP will issue one (1) free LAP Warrant for every one (1) LAP Share to be issued to AMBV pursuant to the Proposed Disposal.

4.4 **Ranking of the New LAP Shares**

The new LAP Shares to be issued to AMBV in relation to the Proposed Disposal will, upon issue and allotment, rank *pari passu* in all respects with the then existing LAP Shares in issue, except that they will not be entitled to any rights, allotments or other distributions that may be declared prior to the date of allotment of the LAP Shares.

4.5 **LAP Warrants**

The LAP Shares to be issued to AMBV in relation to the Proposed Disposal will be issued with free detachable LAP Warrants on the basis of one (1) free LAP Warrant for every one (1) LAP Share. The salient terms of the LAP Warrants are set out below:

Form	:	The LAP Warrants to be constituted by the Deed Poll, will be in registered form
Entitlement	:	Each LAP Warrant will entitle the warrant holder in respect thereof (subject to the terms and conditions of the Deed Poll) to subscribe for one (1) new LAP Share at the Exercise Price during the Exercise Period
Detachability	:	The LAP Warrants are to be immediately detachable from the LAP Shares to be issued to AMBV in relation to the Proposed Disposal upon issue. The LAP Warrants will be traded on the SGX-ST, after the completion of the Proposed Offer For Sale and subject to the approval from SGX-ST being obtained for the listing of and quotation for the new LAP Warrants on the SGX-ST

Exercise Price	:	SGD0.25, subject to adjustments under certain circumstances in accordance with the terms and conditions of the LAP Warrants as set out in the Deed Poll
Exercise Period	:	The LAP Warrants may be exercised at any time from and including the date of issue of the LAP Warrants up to the day immediately preceding the fifth anniversary of such date of issue, but excluding such periods as the register of warrant holders may be closed and subject to the terms and conditions of the Deed Poll. The LAP Warrants remaining unexercised after the expiry of the Exercise Period shall lapse and cease to be valid for any purpose
Adjustments	:	The Exercise Price and the number of LAP Warrants are subject to adjustments under certain circumstances as provided for under the terms and conditions of the LAP Warrants as set out in the Deed Poll. These circumstances include an alteration of the nominal value of the LAP Shares and an issue by LAP of any new LAP Shares credited as fully paid up by way of capitalisation of profits or reserves. No adjustments shall be made to the Exercise Price or the number of Consideration Warrants held by each warrant holder unless it has been certified to be in accordance with the terms and conditions of the Deed Poll by the Auditors of LAP
Status of new LAP Shares	:	The new LAP Shares will, upon issue, rank *pari passu* in all respects with the then existing LAP Shares save as may otherwise be provided under the terms and conditions of the LAP Warrants
Further issue of securities	:	The warrant holders are not entitled to participate in any further issue of securities by LAP
Winding-Up	:	Where there is a members' voluntary winding-up of LAP (other than a winding-up for the purpose of reconstruction or amalgamation), the warrant holders may elect to be treated as if they had exercised the LAP Warrants immediately prior to the commencement of such winding-up and had been on such date the holders of the LAP Shares to which they would have been entitled pursuant to such exercise
Governing Law	:	Laws of the Republic of Singapore

4.6 Dividend Policy of LAP

The Directors of LAP have informed the management of AMB that it is the policy of the Directors of LAP to declare dividends to allow shareholders to participate in the profits of the LAP Group. However, in view of the financial position of LAP and in compliance with the relevant laws and regulations in Singapore, the Directors of LAP did not propose any dividend for the financial year ended 30 June 2001. Barring unforeseen circumstances, the Directors of LAP may in the future financial years propose to declare dividends after the proposed acquisition of ATE by LAP, depending on the financial position of LAP and subject to the relevant laws and regulations in Singapore as well as the prevailing economic condition then.

4.7 Risks Associated with Investment in the LAP Group

As explained in Section 6 hereafter, the Directors of AMB consider the investment in ATE to be a non-core asset of the AMB Group, which ought to be divested to raise funds to settle the debts of the AMB Group. The Proposed Disposal would convert the AMB Group's investment in ATE, which is unlisted, into a more liquid and marketable securities in the form of LAP Shares which are listed on the SGX-ST and LAP Warrants which are also intended to be listed on the SGX-ST.

However, it is not AMB's intention to hold the LAP Shares and LAP Warrants on a long-term basis or for investment purposes. Your Directors further propose to divest the LAP Shares and LAP Warrants at the appropriate time and price to raise cash for the repayment of the AMB Group's borrowings. In the meantime, AMB's holding in LAP Shares and LAP Warrants is exposed to certain risks as listed below, which are not intended to be exhaustive:

Business Risks

The principal activities of the LAP Group are design-in and distribution of semiconductors and related components, manufacturing of motorcycle components and the assembly and sale of motorcycles. The LAP Group is subject to certain business risks inherent in the semiconductors and automotive industries. These risks may include shortages of labour and raw materials, increase in the costs of labour and raw materials, deferment of contracts and increased competition from other semiconductor manufacturers. No assurance can be given that any change to these factors will not have a material adverse impact on the profitability and business of the LAP Group.

Political, Economic and Regulatory Environment

The operations of the LAP Group are mainly located in Singapore and the PRC, which are exposed to changes in the political, economic and regulatory environments in Singapore and the PRC which may materially and adversely affect the operations, business or financial prospects of the LAP Group. These factors include, *inter alia*, risks of renegotiations or nullification of existing contracts due to government directives or changes in market conditions, changes in interest rates and inflation, changes in government policies, regulations, taxation, controls or import restrictions for certain industries.

Further, the operations of the LAP Group are also subject to changes in the economic conditions of its major trading partners, namely USA, South East Asia, India, Canada, Japan, Europe and Australia. As these factors are not within the control of the LAP Group, no assurance can be given that any change to these factors will not have a material adverse impact on the profitability and business of the LAP Group.

In addition, any adverse developments in Singapore's foreign investment policies, such as restrictions on the repatriation of funds and dividends or foreign ownership on assets and securities may also affect the value of AMBV's investment in LAP. As these factors are not within the control of AMB, there is no assurance that there will not be any change that may materially affect AMBV's investment in LAP.

Foreign Exchange Fluctuations

As the LAP Shares and LAP Warrants are denominated in SGD, any future fluctuations in SGD against RM may have an impact on the realisable value of the investments. Any strengthening of the SGD against RM would contribute favourably to the realisable value of AMBV's investment in LAP and *vice versa*.

Timing of Divestment and Disposal Price

There will be a potential risk of downward movement of the market prices of the LAP Shares or the LAP Warrants upon its listing on the SGX-ST. Accordingly, shareholders of AMB should note that AMB may or may not be able to realise its investment in the LAP Shares together with the LAP Warrants at an aggregate price of SGD0.25 or higher at any time in the future. As a consequence, AMB will suffer a loss on disposal. The achievability of the disposal price and timing of divestment are subject to market factors which are outside the control of the AMB Group. However, in deciding the price at which the LAP Shares and LAP Warrants shall be sold, your Directors will endeavour to secure the best possible price for the LAP Shares and LAP Warrants after taking into consideration the prevailing equity market conditions and sentiments of the SGX-ST.

Listing Status of LAP Warrants

The free LAP Warrants attached to the LAP Shares to be received by AMBV pursuant to the Proposed Disposal are to be immediately detachable from the LAP Shares upon issuance and intended to be traded on the SGX-ST. In order to procure the SGX-ST's approval for the listing of the LAP Warrants on the SGX-ST, it is required that at least 10% of the LAP Warrants shall be held by public investors. AMBV intends to meet the aforesaid public spread requirement *vide* the Proposed Offer For Sale, as described in more details in Section 4.8 hereafter.

It is envisaged that no underwriting arrangement will be made for the Proposed Offer For Sale. Accordingly, in the event the public spread requirement of 10% is not satisfied, the LAP Warrants will not be approved for listing.

No Prior Market for LAP Warrants

Prior to the issuance of the LAP Warrants pursuant to the Proposed Disposal, there is no public market for the LAP Warrants. No assurance can be given that an active market for the LAP Warrants will develop upon its listing on the SGX-ST or, if develop, such market will be sustained.

Shareholders of AMB should carefully consider the risk factors as mentioned above (which may not be exhaustive) in addition to other information contained elsewhere in the Circular before voting on the ordinary resolutions pertaining to the Proposed Subscription, Proposed Disposal and Proposed Offer For Sale.

4.8 **Proposed Offer For Sale**

Upon completion of the Proposed Disposal, AMBV would receive up to 149,022,728 LAP Shares together with 149,022,728 free detachable LAP Warrants attached (assuming that all the Outstanding PORs as described in Section 4.1.4 above are fully transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal and none of the Consideration Shares and Warrants are required to be deposited with the Escrow Agent). The 149,022,728 LAP Shares would represent 36.8% of the enlarged share capital of LAP after the Proposed Disposal but before the exercise of LAP Warrants outstanding.

The LAP Warrants are to be immediately detachable from the LAP Shares upon issuance and intended to be traded on the SGX-ST. In order to satisfy the public spread requirements of 10%, which is a pre-requisite to the procurement of the approval from the SGX-ST for the listing of the LAP Warrants on the SGX-ST, it is proposed that AMBV offers for sale up to 25% of the Consideration Shares and Warrants to the shareholders of LAP (apart from Amalgamated Containers Berhad and parties deemed connected to AMBV) and/or the public in Singapore at an offer price of not less than SGD0.25 for each LAP Share (equivalent to approximately RM0.54 for each LAP Share) with one (1) free detachable LAP Warrant attached.

In view of the uncertainty of the current market condition, the Directors of AMBV propose to determine the basis of entitlement of LAP's shareholders, the total number of LAP Shares with free detachable LAP Warrants to be offered, the final offer price of each LAP Share with one (1) free detachable LAP Warrant and other salient terms of the Proposed Offer For Sale, closer to the implementation date of the Proposed Offer For Sale, after taking into consideration the market conditions and the market trading price of LAP Shares prevailing at that point in time, but subject to the following:

i) AMBV shall serve a notice to LAP on its intention to seek SGX-ST's approval for the listing of and quotation for the LAP Warrants on the SGX-ST at any time after the completion of the Proposed Disposal but before the end of three and a half (3½) years from the issue date of the LAP Warrants and LAP shall be obligated to assist AMBV to obtain the aforesaid approval upon receipt of the notice; and

ii) The offer price shall not be less than SGD0.25 for each LAP Share with one (1) free detachable LAP Warrant. The proposed minimum offer price of SGD0.25 represents the issue price of each LAP Share with one (1) free detachable LAP Warrant to be issued to AMBV pursuant to the Proposed Disposal. In the event the issue price for the Consideration Shares and Warrants is revised, the proposed minimum offer price for the Proposed Offer For Sale shall be revised accordingly.

It is envisaged that the Proposed Offer For Sale may not require underwriting, and any LAP Shares with detachable LAP Warrants not taken-up by the eligible shareholders of LAP and/or the public in Singapore, would be retained by AMBV.

In the event the public spread requirement of 10%, which is a pre-requisite to the procurement of the approval from the SGX-ST for the listing of the LAP Warrants on the SGX-ST, is not satisfied, the LAP Warrants will not be approved for listing.

For illustrative purposes, assuming that 37,255,682 LAP Shares together with 37,255,682 free detachable LAP Warrants attached (being 25% of the total 149,022,728 LAP Shares together with 149,022,728 free detachable LAP Warrants receivable by AMBV) are offered at an offer price of SGD0.25 per LAP Share with one (1) free detachable LAP Warrant attached and the Proposed Offer For Sale is fully taken-up, the estimated gross proceeds from the Proposed Offer For Sale that may accrue to AMBV would be approximately SGD9.3 million (equivalent to approximately RM20.1 million).

As at 30 June 2002, AMB Group has a total outstanding borrowings of RM1,062.1 million. It is proposed that the proceeds from the Proposed Offer For Sale would be utilised for the repayment of the AMB Group's borrowings. Based on the current average interest rate applicable to the AMB Group's borrowings of approximately 8% per annum, the interest savings are estimated to be approximately RM1.61 million per annum.

If the Proposed Offer For Sale is implemented and assuming that the 37,255,682 LAP Shares together with 37,255,682 free detachable LAP Warrants attached are fully taken-up, AMBV would hold between 111,767,046 LAP Shares (representing approximately 27.6% of the enlarged share capital of LAP after the Proposed Disposal but before the exercise of LAP Warrants) and 223,534,092 LAP Shares (representing approximately 39.7% of the enlarged share capital of LAP after the Proposed Disposal and after the full exercise of LAP Warrants).

4.9 Proposed GO Waiver

For illustrative purposes only, AMBV would have an equity interest ranging from 36.8% to 52.9% in the enlarged share capital of LAP upon the completion of the Proposed Disposal (before the Proposed Offer For Sale) as below:

Scenario	Assumptions	No. of LAP Shares held by AMBV	%
A	Assuming all the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period and the 149,022,728 free detachable LAP Warrants are not exercised by AMBV	149,022,728	36.8
B	Assuming all the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period and the 149,022,728 free detachable LAP Warrants are fully exercised by AMBV	298,045,456	52.9

Scenario	Assumptions	No. of LAP Shares held by AMBV	%
C	Assuming none of the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period and the 147,946,993 free detachable LAP Warrants are not exercised by AMBV	147,946,993	36.5
D	Assuming none of the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period and the 147,946,993 free detachable LAP Warrants are fully exercised by AMBV	295,893,986	52.5

As shown above, AMBV would have an equity interest of more than 25% of the enlarged share capital of LAP after the Proposed Disposal. Pursuant to Rule 14 of the Singapore Code on Take-overs and Mergers 2002, AMBV and parties deemed acting in concert with it ("Concert Parties") would be required to undertake a mandatory general offer for the remaining LAP Shares not held by them after the Proposed Disposal. AMBV had on 2 February 2001, 27 June 2001, 18 July 2001 and 18 April 2002 submitted the necessary applications to the SIC to seek a waiver from the aforesaid obligation.

The SIC had *vide* its letters dated 3 May 2002 and 9 July 2002, indicated that the Concert Parties will not be required to make general offer for the remaining LAP Shares not held by them after the Proposed Disposal subject to, *inter alia*, the following conditions:

i) a majority of the independent shareholders of LAP approves, on a poll, a separate resolution to waive their rights to receive a general offer from the Concert Parties. The Concert Parties and parties not independent of them are required to abstain from voting on the Proposed GO Waiver;

ii) an independent financial adviser to be appointed by LAP to advise the independent shareholders of LAP on the Proposed GO Waiver;

iii) the Concert Parties have not purchased and will not purchase any LAP Shares (a) during the period between the announcement of the Proposed Disposal and the date of approval is obtained from LAP's shareholders for the Proposed GO Waiver; and (b) in the 6 months prior to the announcement of the Proposed Disposal but subsequent to negotiations, discussions or the reaching of understandings or agreements with LAP in relation to the Proposed Disposal;

iv) the SIC's approval is obtained in advance for the Proposed GO Waiver portion of the circular to shareholders of LAP; and

v) the issuance of the consideration LAP Shares and LAP Warrants must be completed within 3 months from the date of approval of LAP's shareholders for the Proposed GO Waiver, whilst the LAP Warrants must be exercised within 2 years from the date of issue of the LAP Warrants.

In relation to item (i) above, the independent shareholders of LAP has approved, on a poll, the Proposed GO Waiver at an EGM convened on 4 September 2002.

In respect of items (ii) and (iv) above, an independent financial adviser has been appointed to advise the independent directors and shareholders of LAP on the fairness and reasonableness of the Proposed GO Waiver. LAP has also obtained the SIC's approval for the circular to shareholders of LAP on 8 August 2002.

In respect of item (iii) above, AMBV had on 18 April 2002 furnished a written undertaking to the SIC to undertake that the Concert Parties have not purchased and will not purchase any LAP Shares (a) during the period between the announcement of the Proposed Disposal and the date of approval is obtained from LAP's shareholders for the Proposed GO Waiver; and (b) in the 6 months prior to the announcement of the Proposed Disposal but subsequent to negotiations, discussions or the reaching of understandings or agreements with LAP in relation to the Proposed Disposal.

5. INFORMATION ON THE ATE GROUP AND LAP

5.1 Information on the ATE Group

ATE was incorporated in Malaysia on 24 July 1990. ATE's present authorised share capital is RM200,000,000 comprising 95,600,000 ordinary shares of RM1.00 each, 102,600,000 RPS 'A' of RM1.00 each and 180,000,000 RPS 'B' of RM0.01 each, whilst its present issued and paid-up share capital is RM115,900,000 comprising 11,500,000 ordinary shares of RM1.00 each, 102,600,000 RPS 'A' of RM1.00 each and 180,000,000 RPS 'B' of RM0.01 each.

The AMB Group had invested in 11.5 million ATE Shares on 30 June 1994 for a total consideration of RM11.5 million.

Presently, ATE is a wholly-owned subsidiary of AMBV, which is in turn a wholly-owned subsidiary of AMB. Upon completion of the Proposed Internal Restructuring of ATE and the Proposed Subscription, ATE will have an enlarged issued and paid-up capital of RM27,530,000 comprising 27,530,000 ordinary shares of RM1.00 each, of which approximately 9.19% equity interest in ATE would be held by Andar and 90.81% equity interest in ATE would be held by AMBV.

ATE is an investment holding company and its subsidiary and associated companies are principally engaged in the business of investment holding, manufacturing and sale of tyres and manufacturing of light trucks and buses.

ATE recorded an audited PAT of RM1.7 million for the financial year ended 30 June 2001 and its audited NTA as at 30 June 2001 was RM318.2 million. For the unaudited financial year ended 30 June 2002, ATE recorded an unaudited PAT of RM5.4 million and its unaudited NTA as at 30 June 2002 was RM319.7 million.

Further information on ATE is set out in Appendix I of this Circular.

Information on AJ Auto

AJ Auto was incorporated in the PRC on 30 September 1999. AJ Auto's present investment and registered capital are Rmb230,000,000. As at 24 September 2002, AJ Auto is 15.98% owned by ATE, 43.45% owned by AJ Group, 2.02% owned by Anhui Technology Industrial Investment Co Ltd and 38.55% owned by other minority shareholders. AJ Auto is principally engaged in the manufacturing and sale of automotive chassis and gearbox components.

AJ Auto recorded an audited PAT of Rmb89.0 million for the financial year ended 31 December 2001 and an unaudited PAT of Rmb53.4 million for the 6 months financial period ended 30 June 2002. AJ Auto's audited NTA as at 31 December 2001 was Rmb1,001.8 million and its unaudited NTA as at 30 June 2002 was Rmb1,029.5 million.

Further information on AJ Auto is set out in Appendix I (A) of this Circular.

Information on HJ Auto

HJ Auto was incorporated in the PRC on 4 July 1996. HJ Auto's present investment and registered capital are USD29,990,000. As at 24 September 2002, HJ Auto is 25% owned by ATE and 75% owned by AJ Group. HJ Auto is principally engaged in the manufacturing and sale of commercial trucks, agriculture vehicles and car components.

HJ Auto recorded an audited PAT of Rmb16.1 million for the financial year ended 31 December 2001 and an unaudited PAT of Rmb16.0 million for the 6 months financial period ended 30 June 2002. HJ Auto's audited NTA as at 31 December 2001 was Rmb271.4 million and its unaudited NTA as at 30 June 2002 was Rmb275.3 million.

Further information on HJ Auto is set out in Appendix I (B) of this Circular.

5.2 Information on LAP

LAP was incorporated in Singapore on 6 December 1968. The company's shares were officially listed on the Main Board of the SGX-ST on 8 February 1982. As at 24 September 2002, LAP's authorised share capital is SGD100,000,000 comprising 400,000,000 ordinary shares of SGD0.25 each, whilst its present issued and paid-up share capital is SGD61,902,780 comprising 247,611,120 ordinary shares of SGD0.25 each.

LAP is principally engaged in investment holding, whilst its main subsidiaries are involved in design-in and distribution of semiconductors and related components. Its associates are engaged in the manufacture of motorcycle components and the assembly and sale of motorcycles. Further information on LAP is set out in Appendix II of this Circular.

LAP recorded an audited consolidated PAT and minority interests of SGD7.9 million for the financial year ended 30 June 2001, and its audited consolidated NTA as at 30 June 2001 was SGD96.9 million. For the unaudited financial year ended 30 June 2002, LAP announced an unaudited consolidated LAT and minority interest of SGD0.8 million and its unaudited NTA as at 30 June 2002 was SGD93.8 million.

Based on the audited consolidated balance sheets of LAP as at 30 June 2001 and on the assumption that the Proposed Disposal is effected as at that date, the proforma consolidated NTA of LAP is estimated to be SGD134.43 million (before the exercise of the LAP Warrants) or SGD173.90 million (after the exercise of the LAP Warrants).

6. RATIONALE FOR THE PROPOSALS

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, have had an adverse impact on the financial performance of various companies within the AMB Group as a result of which their cash flows from operations are insufficient to service their debt obligations.

On 5 July 2000, 19 October 2000, 8 October 2001 and 26 March 2002, AMB announced the proposed debt and corporate restructuring scheme for the AMB Group ("Proposed AMB Scheme"), which is envisaged to provide the AMB Group with the financial ability to meet their financial commitments and to continue operations on a going-concern basis and, in the medium to long term, to regain a position of profitability. As part of the Proposed AMB Scheme, the AMB Group proposes to divest non-core and peripheral assets and businesses, so as to raise funds to settle the debts of the AMB Group.

The Directors of AMB consider the investment in ATE to be a non-core asset of the AMB Group, which ought to be divested to raise funds to settle the debts of the AMB Group. The Proposed Disposal would convert AMB's investment in ATE, which is unlisted, into a more liquid and marketable securities in the form of LAP Shares which are listed on the SGX-ST and LAP Warrants which are also intended to be listed on the SGX-ST.

The approval-in-principle of the SGX-ST has been obtained on 10 September 2002 for the listing of and quotation for the consideration LAP Shares and the new LAP Shares to be issued upon the exercise of the LAP Warrants on the Official List of the SGX-ST. In addition, LAP has also agreed to assist AMBV to procure the approval of SGX-ST for the listing of and quotation for the LAP Warrants on the SGX-ST at any time after the completion of the Proposed Disposal but before the end of three and a half (3½) years from the issue date of the LAP Warrants.

The Proposed Internal Restructuring of ATE is to facilitate the sale of the ATE Group, comprising only HJ Auto and AJ Auto, to LAP. In view of the liquidity constraint faced by the AMB Group, the Proposed Subscription is initiated to raise the necessary funds to allow ATE to participate in the Listing of AJ Auto, which was completed on 24 August 2001, leading to LAP paying AMBV the Additional Consideration (equivalent to approximately RM47.2 million) for the Proposed Disposal.

As at 30 June 2002, the AMB Group has a total outstanding borrowings of RM1,062.1 million. If implemented, the Proposed Offer For Sale would convert part of the LAP Shares and LAP Warrants to be issued to AMBV pursuant to the Proposed Disposal into cash, which would be a source of cash backing the repayment of the aforesaid AMB Group's borrowings or, after the Proposed AMB Scheme has been effected, to support the redemption of the RM denominated bonds and USD denominated consolidated and rescheduled debts to be issued to the affected scheme creditors pursuant to the Proposed AMB Scheme.

7. POLICIES ON FOREIGN INVESTMENT AND THE OWNERSHIP OF TITLE ON FOREIGN SECURITIES

There are currently no applicable restrictions, controls or limitations on foreign exchange transactions, including the repatriation of profits, earnings or capital related to foreign investments, whether in the form of dividends or other payments, from a corporation in Singapore to Malaysia. With regard to the payment of dividends by a Singapore resident company, tax on dividends is deducted at source and the dividends repatriated from Singapore are not subject to any withholding tax.

There are currently no requirements for LAP to be wholly-owned by local Singapore citizens or Singapore incorporated companies. There are also no restrictions imposed on foreign ownership of the LAP Shares and LAP Warrants.

The legal opinion from Messrs Ramdas & Wong in connection with the foreign investment policies in Singapore and the ownership of title on the LAP Shares and LAP Warrants is set out in Appendix VI of this Circular.

8. EFFECTS OF THE PROPOSALS

8.1 On Share Capital and Major Shareholders

The Proposals would not have any effect on the share capital and major shareholders of AMB as there is no issuance of new AMB shares involved.

8.2 **On NTA**

For illustrative purposes only, based on the audited consolidated balance sheet of AMB as at 30 June 2001 and on the assumption that the Proposed Disposal is effected as at that date, the proforma consolidated NTA of AMB is expected to increase by approximately 22 sen per share after taking into account, *inter alia*, the estimated gain of approximately RM41.2 million from the Proposed Disposal (calculated based on the AMB Group's estimated share of the post acquisition reserves of the ATE Group up to 30 June 2001), as set out below:

	Audited as at 30 June 2001 RM '000	After the Proposed Disposal RM '000
Share capital	147,451	147,451
Share premium	72,810	72,810
Translation reserves and other reserves	116,222	107,346
Retained earnings	(288,554)	(247,394)
Shareholders' funds	47,929	80,213
Less:		
Deferred expenditure	(1,648)	(1,648)
Goodwill	(21,124)	(21,124)
NTA	25,157	57,441
NTA per share (RM)	0.17	0.39

The details of the proforma consolidated balance sheet of AMB as at 30 June 2001 and the Auditors' letter thereon are set out in Appendix III of this Circular.

Further, the Directors of AMB estimate that the non-release of the Escrow Securities to AMBV as discussed in Section 4.1.4 (in the event that none of the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period) would not have a material impact on the proforma consolidated NTA of AMB as at 30 June 2001.

The Proposed Internal Restructuring of ATE, Proposed Subscription and Proposed Offer For Sale are not expected to have a material effect on the consolidated NTA of AMB.

8.3 **On Earnings**

Barring unforeseen circumstances and based on the assumption that the Proposed Disposal is completed by 31 October 2002, the Directors of AMB forecast that the Proposed Disposal would result in an estimated gain of approximately RM35.2 million to the AMB Group for the financial year ending 30 June 2003 (after taking into account, *inter alia*, the AMB Group's estimated share of the post acquisition reserves of the ATE Group up to 31 October 2002). This would translate into an increase of approximately 23.9 sen to the consolidated net EPS of the AMB Group for the financial year ending 30 June 2003.

As discussed in Section 4.1.4 above, approximately 1.075 million LAP Shares with 1.075 million free LAP Warrants attached may be deposited with the Escrow Agent in the event that the Outstanding PORs are not transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal. On the assumption that none of the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period, the Directors of AMB estimate that the potential impact of the non-release of the aforesaid Escrow Securities to AMBV on the earnings of the AMB Group would be RM0.58 million.

For illustrative purposes only, the Directors of AMB estimate that the Proposed Offer For Sale, when implemented, would result in an interest savings to the consolidated earnings of the AMB Group, arising from the utilisation of the proceeds from the Proposed Offer For Sale to repay its borrowings. Based on the current average interest rate applicable to the AMB Group's borrowings of approximately 8% per annum and assuming that the LAP Shares with free detachable LAP Warrants attached are offered by AMBV at SGD0.25 per LAP Share with one free detachable LAP Warrant attached and the Proposed Offer For Sale is fully taken-up, the interest savings is estimated to be approximately RM1.61 million per annum.

The Proposed Internal Restructuring of ATE and Proposed Subscription are not expected to have a material effect on the earnings of AMB Group for the financial year ending 30 June 2003.

8.4 On Group Structure

The corporate structure of ATE before and after the Proposals, is set out as follows:

Before Proposals


AMB
100%
AMBV
100%
ATE
15.98%*
25%
50%
50%
50%
80%
20%
70%
100%
AJ Auto
HJ Auto
Wuhan Fortune @
Hunan Changfa
Jiangxi Fuqi
Silverstone Tyre
LAI
Willet Investment
AMB Aerovest

After Proposals


LAP
100% #
ATE
25%
15.98%*
HJ Auto
AJ Auto
AMB
100%
AMBV
100%
100%
100%
100%
20%
100%
Chrome Marketing Sdn Bhd **
Lion Tyre Venture Sdn Bhd **
Range Grove Sdn Bhd **
Seintasi Sdn Bhd ***
LAI
AMB Aerovest
50%
50%
50%
80%
70%
Jiangxi Fuqi
Hunan Changfa
Wuhan Fortune @
Silverstone Tyre
Willet Investment

Notes:

* *After the Listing of AJ Auto.*

** *Pursuant to the Proposed Internal Restructuring of ATE, these companies would be utilised to acquire ATE's interests in Jiangxi Fuqi, Hunan Changfa and Wuhan Fortune respectively.*

*** *Pursuant to the Proposed Internal Restructuring of ATE, Seintasi Sdn Bhd has been nominated by AMBV to be the registered and beneficial owner of ATE's interests in Silverstone Tyre and Willet Investment.*

\# *The 9.19% equity interest in ATE to be held by Andar for TSWC after the Proposed Subscription will also be disposed to LAP pursuant to the S&P Agreement (as varied and supplemented by the Supplemental Agreements).*

@ *On 5 August 2002, AMB announced that ATE has entered into a sale and purchase agreement to dispose of its entire 50% equity interest in Wuhan Fortune to Tri-Ring Group Co.*

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

9.1 Proposed Internal Restructuring of ATE, Proposed Subscription and Proposed Disposal

AMB is a 58% owned subsidiary of Amsteel. Amsteel owns 28.93% equity interest in Amalgamated Containers Berhad, which in turn owns 50.18% equity interest in LAP.

TSWC, the Chairman of AMB, is interested in the Proposed Subscription. The Proposed Subscription is conditional upon the completion of the Proposed Internal Restructuring of ATE. As such, TSWC is interested in the Proposed Internal Restructuring of ATE. TSWC is also a Director of Amalgamated Containers Berhad and a major shareholder of AMB, Amalgamated Containers Berhad and LAP. Furthermore, TSWC is the brother to Mr Cheng Theng How and uncle to Mr Cheng Yong Kwang, both of whom are Directors of LAP.

Mr Phang Wai Yeen and Mr Ngan Yow Chong are the Managing Director and Executive Director of AMB respectively. In addition, they are also employees of Posim Berhad, a company in which TSWC and Datuk Cheng Yong Kim have substantial interest. They are therefore deemed interested in the Proposed Subscription, Proposed Internal Restructuring of ATE and Proposed Disposal as TSWC and Datuk Cheng Yong Kim are interested in the Proposed Subscription, Proposed Internal Restructuring of ATE and Proposed Disposal.

Tan Sri Dato' Jaffar bin Abdul, a Director of AMB, is also a Director of Amalgamated Containers Berhad.

Datuk Cheng Yong Kim, a Director of AMB, is a major shareholder of AMB, Amalgamated Containers Berhad and LAP. He is the nephew of TSWC and Mr Cheng Theng How and also the brother to Mr Cheng Yong Kwang.

Accordingly, TSWC, Mr Phang Wai Yeen, Mr Ngan Yow Chong, Tan Sri Dato' Jaffar bin Abdul and Datuk Cheng Yong Kim ("Interested Directors") do not consider themselves to be independent in respect of the Proposed Internal Restructuring of ATE, Proposed Subscription and Proposed Disposal.

The shareholdings of the Interested Directors based on the Register of Directors' Shareholdings of AMB as at 24 September 2002 are as follows:

Name	←---------- Direct ------------→ No. of Shares	%	←--------- Indirect ---------→ No of Shares	%
TSWC	20,000	0.01	87,892,150 [a]	59.61
Phang Wai Yeen	-	-	-	-
Ngan Yow Chong	-	-	-	-
Tan Sri Dato' Jaffar bin Abdul	-	-	-	-
Datuk Cheng Yong Kim	205,650	0.14	87,799,350 [b]	59.54

Notes:

[a] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via William Cheng Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad, Umatrac Enterprises Sdn Bhd and Lion Holdings Pte Ltd.*

[b] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad, Umatrac Enterprises Sdn Bhd and Sin Seng Investment Pte Ltd.*

The Interested Directors have abstained and will continue to abstain from all deliberations and voting at AMB's Board meetings on the Proposed Internal Restructuring of ATE, Proposed Subscription and Proposed Disposal. The Interested Directors who have interest in the shares of AMB, have agreed to abstain from voting in respect of their direct and indirect shareholdings in AMB in relation to the Proposed Subscription and Proposed Disposal at the EGM to be convened.

The major shareholders of AMB who are deemed interested ("Interested Major Shareholders") in the Proposed Internal Restructuring of ATE, Proposed Subscription and Proposed Disposal and their respective shareholdings based on AMB's Register of Major Shareholders as at 24 September 2002 are as follows:

Name	←---------- Direct ------------→ No. of Shares	%	←--------- Indirect ---------→ No of Shares	%
TSWC	20,000	0.01	87,892,150 [a]	59.61
Datuk Cheng Yong Kim	205,650	0.14	87,799,350 [b]	59.54
William Cheng Sdn Bhd	88,900	0.06	87,785,250 [c]	59.54
Lancaster Trading Company Limited	-	-	87,785,250 [c]	59.54
Lion Holdings Sdn Bhd	2,600	0.002	87,782,650 [d]	59.53
Lion Realty Pte Ltd	-	-	87,785,250 [c]	59.54
Utara Enterprise Sdn Bhd	-	-	87,785,250 [c]	59.54
Happyvest (M) Sdn Bhd	-	-	87,774,426 [e]	59.53
Amanvest (M) Sdn Bhd	216,590	0.15	85,523,496 [f]	58.00

Name	←----------- Direct -------------→		←---------- Indirect ---------→	
	No. of Shares	%	No of Shares	%
Amsteel	-	-	85,523,496 [f]	58.00
Lion Corporation Berhad	9,000	0.006	85,514,496 [g]	57.99
Timuriang Sdn Bhd	-	-	85,523,496 [f]	58.00
Umatrac Enterprises Sdn Bhd	85,514,496	57.99	9,000 [h]	0.006

Notes:

[a] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via William Cheng Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad, Umatrac Enterprises Sdn Bhd and Lion Holdings Pte Ltd.*

[b] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad, Umatrac Enterprises Sdn Bhd and Sin Seng Investment Pte Ltd.*

[c] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

[d] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

[e] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

[f] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

[g] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac Enterprises Sdn Bhd.*

[h] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Corporation Berhad.*

The Interested Major Shareholders have agreed to abstain from voting in respect of their direct and indirect shareholdings in AMB in relation to the Proposed Subscription and the Proposed Disposal at the EGM to be convened.

In addition, based on AMB's Register of Directors' Shareholdings and the Register of Major Shareholders and insofar as the Directors are able to ascertain and are aware, the shareholdings of the persons connected with the Interested Directors and Interested Major Shareholders (as defined under Section 122A of the Companies Act, 1965) who are deemed interested in the Proposed Internal Restructuring of ATE, Proposed Subscription and Proposed Disposal as at 24 September 2002 are as follows:

	←----------- Direct -------------→		←---------- Indirect ---------→	
	No. of Shares	%	No of Shares	%
William Cheng Sdn Bhd	88,900	0.06	87,785,250 [a]	59.54
Lancaster Trading Company Limited	-	-	87,785,250 [a]	59.54
Lion Holdings Sdn Bhd	2,600	0.002	87,782,650 [b]	59.53
Utara Enterprise Sdn Bhd	-	-	87,785,250 [a]	59.54
Happyvest (M) Sdn Bhd	-	-	87,774,426 [c]	59.53
Amanvest (M) Sdn Bhd	216,590	0.15	85,523,496 [d]	58.00

	←----------- Direct -------------→		←---------- Indirect ---------→	
	No. of Shares	%	No of Shares	%
Amsteel	-	-	85,523,496 [d]	58.00
Lion Corporation Berhad	9,000	0.006	85,514,496 [e]	57.99
Timuriang Sdn Bhd	-	-	85,523,496 [d]	58.00
Umatrac Enterprises Sdn Bhd	85,514,496	57.99	9,000 [f]	0.006
Araniaga Holdings Sdn Bhd	3,224	0.002	-	-
Teck Bee Mining (M) Sendirian Berhad	5,000	0.003	-	-
Tirta Enterprise Sdn Bhd	2,034,340	1.38	-	-
Lion Holdings Pte Ltd	18,000	0.01	-	-
Puan Sri Chan Chau Ha	153,075	0.10	-	-
Chen Shok Ching	116,950	0.08	-	-
Datin Ng Seok Kuan	9,775	0.007	-	-
Sin Seng Investment Pte Ltd	14,100	0.01	-	-
Lion Realty Pte Ltd	-	-	87,785,250 [a]	59.54
Cheng Chai Hai	5,000	0.003	-	-
Cheng Theng Kee	100,000	0.07	-	-

Notes:

[a] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

[b] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

[c] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

[d] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

[e] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac Enterprises Sdn Bhd.*

[f] *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Corporation Berhad.*

The Interested Directors and Interested Major Shareholders will undertake to ensure that persons connected with them and having interest in the shares of AMB, will abstain from voting in respect of their direct and indirect shareholdings in AMB in relation to the Proposed Subscription and Proposed Disposal at the EGM to be convened.

Save as disclosed above, none of the Directors of AMB, or major shareholders of AMB, and/or persons connected with them (as defined under Section 122A of the Companies Act, 1965) have any interest, whether directly or indirectly, in the Proposed Internal Restructuring of ATE, Proposed Subscription and Proposed Disposal.

9.2 Proposed Offer For Sale

None of the Directors of AMB, or major shareholders of AMB, and/or persons connected with them (as defined under Section 122A of the Companies Act, 1965) have any interest, whether directly or indirectly, in the Proposed Offer For Sale.

10. **CONDITIONS TO THE PROPOSALS**

10.1 The Proposed Internal Restructuring of ATE is conditional upon, *inter alia*, the following:

i) the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the PRC for the proposed disposal by ATE of its equity interests in its subsidiary and associated companies in the PRC, namely Wuhan Fortune, Jiangxi Fuqi and Hunan Changfa, to AMBV or its nominees; and

ii) such other approvals, if any, for the Proposed Internal Restructuring of ATE.

10.2 The Proposed Subscription is conditional upon, *inter alia*, the following:

i) the completion of the Proposed Internal Restructuring of ATE; and

ii) such other approvals, if any, for the Proposed Subscription.

10.3 The Proposed Disposal is conditional upon, *inter alia*, the following:

i) the completion of the Proposed Internal Restructuring of ATE and the Proposed Subscription;

ii) the approval of the shareholders of AMB at the EGM to be convened;

iii) the approval of the shareholders of LAP which was obtained on 4 September 2002;

iv) the approval of the SGX-ST for the listing of and quotation for the new LAP Shares and LAP Warrants to be issued pursuant to the Proposed Disposal. The approval-in-principle of the SGX-ST has been obtained on 10 September 2002 for the listing of and quotation for the consideration LAP Shares and the new LAP Shares to be issued upon the exercise of the LAP Warrants on the Official List of the SGX-ST. On 27 February 2001, AMBV and TSWC have granted to LAP, a waiver of the condition precedent that completion of the Proposed Disposal is conditional upon the SGX-ST's approval being obtained by LAP for the listing of and quotation for the LAP Warrants;

v) a waiver to be granted by the SIC to the Concert Parties for the Proposed GO Waiver. The SIC had *vide* their letters dated 3 May 2002 and 9 July 2002, indicated that Proposed GO Waiver may be granted to the Concert Parties subject to the fulfilment of certain conditions as listed under Section 4.9 above;

vi) the approval of the FIC, which was obtained on 28 February 2002 subject to ATE reducing its foreign equity participation to not more than 30% and increasing its Bumiputera equity participation to not less than 30% before 30 June 2003;

vii) the approval of the SC, which was obtained on 30 July 2002 subject to AMB complying fully with the relevant requirements of the SC's Policies and Guidelines on Issue/Offer of Securities pertaining to the Proposed Disposal;

viii) the approval of BNM, which was obtained *vide* BNM's letters dated 4 and 8 January 2002 on the conditions that AMBV, *inter alia*, repatriates all dividends, profits or interest received from LAP and proceeds from disposal of AMBV's investments in LAP to Malaysia;

ix) LAP being satisfied with the findings of the financial and legal due diligence review on the ATE Group. The financial due diligence review was completed on 9 January 2001, following which ATE, AMBV, TSWC and LAP have entered into the Supplemental Subscription Agreement and Supplemental Agreement on 9 January 2001 (as described in Section 1 above) to vary certain terms of the Proposed Subscription and Proposed Disposal as agreed by all parties;

x) the procurement of the relevant LURs and PORs in the PRC by AJ Group in respect of certain assets injected by AJ Group into HJ Auto pursuant to the joint-venture contract entered between AJ Group and ATE. All LURs have been successfully transferred by AJ Group to HJ Auto. As at the date hereof, the PORs for certain buildings have yet to be transferred by AJ Group to HJ Auto. On 5 August 2002, AMBV, LAP and TSWC have entered into a supplemental agreement and agreed to proceed to complete the Proposed Disposal prior to the fulfilment of this condition precedent, provided that LAP shall be entitled to deposit the relevant portion of the Consideration Shares and Warrants with an Escrow Agent to be held in escrow pending transfer of the PORs, details of which are set out in Section 4.1.4 above; and

xi) the consent or approval of any relevant governmental authorities and other relevant regulatory bodies in Malaysia, Singapore and the PRC.

10.4 The Proposed Offer For Sale is subject to the following:

i) the completion of the Proposed Internal Restructuring of ATE, the Proposed Subscription and the Proposed Disposal.

10.5 The Proposed Subscription is conditional upon the completion of the Proposed Internal Restructuring of ATE but not the completion of the Proposed Disposal. The Proposed Disposal is conditional upon the completion of the Proposed Internal Restructuring of ATE and the Proposed Subscription. Accordingly, the Proposed Subscription would be completed prior to the completion of the Proposed Disposal.

11. INDEPENDENT ADVISER

The Proposed Subscription and Proposed Disposal are deemed to be related-party transactions. In accordance with the requirements of paragraph 10.08 of the KLSE's Listing Requirements, your Board of Directors (excluding those who are deemed interested in the Proposed Subscription and Proposed Disposal as set out in Section 9.1 above) has appointed SIBB as the Independent Adviser to AMB to advise the independent directors and minority shareholders of AMB on the fairness and reasonableness of the terms and conditions of the Proposed Subscription and Proposed Disposal.

The Independent Advice Letter is contained in Part B of this Circular. SIBB is of the view that the terms of the Proposed Subscription and Proposed Disposal are fair and reasonable and the Proposed Subscription and Proposed Disposal will not be detrimental to the minority shareholders of AMB.

SHAREHOLDERS ARE ADVISED TO READ THIS LETTER AND THE INDEPENDENT ADVICE LETTER FROM SIBB SET OUT IN PART B OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE ORDINARY RESOLUTIONS PERTAINING TO THE PROPOSED SUBSCRIPTION, PROPOSED DISPOSAL AND PROPOSED OFFER FOR SALE.

12. DIRECTORS' RECOMMENDATION

After due consideration of the terms of the Proposals (including conditions to the regulatory approvals affecting AMB and AMBV), the opinion of SIBB in respect of the Proposed Subscription and Proposed Disposal, your Directors are of the opinion that the terms of the Proposals are fair and reasonable and that the Proposals are in the best interests of AMB and its shareholders.

Accordingly, your Directors (apart from those who are deemed interested as set out in Section 9.1 above and who have abstained from making any recommendation in relation to the Proposed Subscription and Proposed Disposal) recommend that you vote in favour of the ordinary resolutions pertaining to the Proposed Subscription, Proposed Disposal and Proposed Offer For Sale to be tabled at the forthcoming EGM.

13. **EGM**

The EGM for the shareholders of AMB, the notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 25 October 2002 at 10.00 a.m., for the purpose of considering and, if thought fit, passing the ordinary resolutions to give effect to the Proposed Subscription, Proposed Disposal and Proposed Offer For Sale.

If you are unable to attend and vote in person at the EGM, you should complete and deposit the enclosed Form of Proxy with the Registered Office of AMB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

14. **FURTHER INFORMATION**

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors
ANGKASA MARKETING BERHAD

DATO' HAJI HASHIM BIN SAAD
Director

PART B

INDEPENDENT ADVICE LETTER FROM SIBB TO THE MINORITY SHAREHOLDERS OF AMB ON THE PROPOSED SUBSCRIPTION AND PROPOSED DISPOSAL

SOUTHERN
Investment Bank

10 October 2002

To: The Minority Shareholders of Angkasa Marketing Berhad

Dear Sir/Madam

- **Proposed subscription of 2,530,000 ATE Shares, representing approximately 9.19% of the enlarged share capital of ATE, for a cash sum of RM3.365 million by TSWC; and**

- **Proposed disposal of 25,000,000 ATE Shares, representing approximately 90.81% of the enlarged share capital of ATE, by AMBV to LAP for a total consideration of SGD37,255,682 (equivalent to approximately RM80.5 million) to be wholly satisfied by the issuance of 149,022,728 new LAP Shares of SGD0.25 each at par together with 149,022,728 free detachable LAP Warrants attached, and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to AJ Group**

The abbreviations used throughout this Independent Advice Letter (IAL) (unless otherwise indicated) is in accordance with those used in Part A of this Circular.

Executive Summary

This Executive Summary is intended to be only a brief summary of the IAL. We advise the minority shareholders of AMB to read the IAL together with the Circular before voting on the resolutions pertaining to the Proposed Subscription and Proposed Disposal at the forthcoming EGM.

Reference/ Section in IAL

A. The proposed subscription of 2,530,000 new ATE Shares in ATE by TSWC — Section 2

TSWC has agreed to subscribe for 2,530,000 new ATE Shares for a cash consideration of RM3.365 million or RM1.33 per ATE Share pursuant to the Subscription Agreement. On 17 October 2000, the subscription money of RM3.365 million was paid directly to HJ Auto (an associated company in which ATE holds 25% equity interest) as ATE's contribution to the Listing of AJ Auto following the injection of HJ Auto's chassis business into AJ Auto.

The subscription money of RM3.365 million would have been refunded to TSWC without interest if the Proposed Subscription is not completed.

B. The proposed disposal of 25,000,000 ATE Shares in ATE by AMBV to LAP — Section 3

Pursuant to the S&P Agreement, AMBV shall dispose of its entire shareholding in ATE of 25,000,000 ATE Shares representing approximately 90.81% equity interest in the enlarged share capital of ATE to LAP for a total consideration of SGD37,255,682 (equivalent to approximately RM80.5 million or at RM3.22 per ATE Share).

As consideration for the acquisition, LAP shall pay AMBV the following:

(i) Initial consideration of SGD15,383,527 (equivalent to approximately RM33.2 million) by an issuance of 61,534,108 new LAP Shares at an issue price of SGD0.25 per LAP Share with 61,534,108 free detachable LAP Warrants (equivalent to RM1.33 per ATE Share);

Reference/ Section in IAL

(ii) Additional consideration of SGD21,872,155 (equivalent to approximately RM47.2 million) by an issuance of 87,488,620 new LAP Shares at an issue price of SGD0.25 per LAP Share with 87,488,620 free detachable LAP Warrants (equivalent to RM1.89 per ATE Share); and

subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to AJ Group.

C. ATE — Sections 8.1.1 and 9.1(d)

The principal activity of ATE is investment holding and its subsidiary and associated companies are principally engaged in the business of investment holding, manufacturing and sale of tyres, and manufacturing of light trucks and buses. AJ Auto and HJ Auto are among the investments of ATE.

AJ Auto is currently 15.98% owned by ATE and its principal activity is the manufacturing and sale of automotive chassis and gearbox components. HJ Auto is 25% owned by ATE and is principally engaged in the manufacturing and sale of commercial trucks, agriculture vehicles and car components.

ATE is currently a wholly-owned subsidiary of AMBV. AMBV is a wholly-owned subsidiary of AMB. Upon completion of the Proposed Internal Restructuring of ATE and the Proposed Subscription, ATE will have an enlarged issued and paid-up capital of RM27,530,000 comprising 27,530,000 ordinary shares of RM1.00 each with AMBV holding approximately 90.81% equity interest in ATE. Upon completion of the Proposed Disposal, LAP will own the entire equity interest in ATE. The said proposals are illustrated by the diagram below:



BEFORE
AMB
100%
AMBV
100%
ATE
15.98%
25%
AJ Auto
HJ Auto
Other companies
AFTER
AMB
100%
AMBV
LAP
100%
ATE
15.98%
25%
Other companies
AJ Auto
HJ Auto

D. LAP — Sections 3.9 and 9.2

LAP is principally engaged in investment holding. Its principal subsidiaries are involved in investment holding and design-in and distribution of semiconductors and related components. Its associated companies are principally engaged in the manufacture of motorcycle components and the assembly of motorcycles. LAP's shares were officially listed on the Main Board of the SGX-ST on 8 February 1982.

		Reference/ Section in IAL
E.	**The rationale**	Section 8.1

It was stated in Section 6 of Part A of the Circular that AMB is proposing to undertake the Proposed AMB Scheme with the objectives of raising funds in an orderly manner to meet its financial commitments, continue operations on a going concern basis and regain profitability in the medium to long term. The Proposed Subscription and Proposed Disposal will facilitate the implementation of the Proposed AMB Scheme.

The Proposed Subscription was proposed to financially assist AMB by providing funds to ATE to enable ATE to participate in the Listing of AJ Auto. The Proposed Disposal is undertaken to convert AMB's investment in ATE which is unlisted into a more liquid and marketable securities in the form of LAP Shares and LAP Warrants.

The LAP Warrants are liquid to the extent that upon the satisfaction of the Board that prevailing market conditions are conducive for the offer for sale of LAP Warrants (either with the ordinary shares or by itself), AMBV shall then serve a notice to LAP on its intention to seek SGX-ST's approval for the listing of and quotation for the LAP Warrants at any time after the completion of the Proposed Disposal but before the end of three and a half (3 ½) years from the issue date of the LAP Warrants. LAP shall be obligated to assist AMBV to obtain the aforesaid approval.

F.	**The consideration**	Section 8.2

As stated in Sections 2 and 4 of the Circular, the consideration of the Proposed Subscription of RM3.365 million and Proposed Disposal of SGD37,255,682 (equivalent to approximately RM80.5 million) were arrived at on a willing buyer-willing seller basis, as follows:

Proposed Subscription

The basis on which the consideration of RM3.365 million or RM1.33 per ATE Share for the Proposed Subscription was arrived at is set out below:

(i) The proforma NTA of the ATE Group as at 31 December 1999 after the Proposed Internal Restructuring of ATE but before the Listing of AJ Auto of RM32.2 million, as determined by an international accounting firm appointed by LAP; and

(ii) The proforma write-back of provision of approximately RM1.0 million for bad and doubtful debts and stocks as agreed between AMBV and LAP.

Proposed Disposal

The basis on which the consideration of SGD37,255,682 (or equivalent to approximately RM80.5 million) comprises the following was arrived at is set out below:

(a) The Initial Consideration of SGD15,383,527 (equivalent to approximately RM33.2 million) or RM1.33 per ATE Share was arrived at on the same basis as the Proposed Subscription; and

(b) The Additional Consideration of SGD21,872,155 (equivalent to approximately RM47.2 million), deemed as the listing premium, was based on the offer price of each new AJ Auto share of Rmb9.90 for the Listing of AJ Auto and was calculated in accordance with the formula as set out in Section 3.4 of this IAL.

		Reference/ Section in IAL
G.	**The related parties**	Sections 5 and 7

AMB is a 58% owned subsidiary of Amsteel. Amsteel is a major shareholder of Amalgamated Containers Berhad (ACB) with a 28.93% equity interest. ACB is the holding company of LAP which owns 50.18% of the equity interest in LAP. TSWC is the Chairman of AMB, a Director of ACB and also a major shareholder of AMB, ACB and LAP. TSWC is interested in a total of 59.62%, 43.80% and 50.18% of the equity interest in AMB, ACB and LAP respectively. Therefore, the Proposed Subscription and Proposed Disposal are regarded as related party transactions pursuant to the Listing Requirements of the KLSE. Accordingly, SIBB has been appointed as the independent adviser to AMB's minority shareholders on the Proposed Subscription and Proposed Disposal.

H. SIBB's evaluation — Section 8

In carrying out the evaluation of the Proposed Subscription and Proposed Disposal, SIBB has considered the following factors which we believe are of general concern to the minority shareholders of AMB:

- Rationale for the Proposed Subscription and Proposed Disposal;
- Basis of determining the consideration for the Proposed Subscription and Proposed Disposal;
- Valuation of the LAP Shares and LAP Warrants;
- Financial effects of the Proposed Subscription and Proposed Disposal; and
- Future prospects of the LAP Group, AMB Group and the China economy.

I. SIBB's opinion and recommendation — Section 11

Based on our evaluation, we are of the opinion that the Proposed Subscription and Proposed Disposal are fair and reasonable and not detrimental to the minority shareholders of AMB. Accordingly, we recommend that you **VOTE IN FAVOUR** of the resolutions pertaining to the Proposed Subscription and Proposed Disposal to be tabled at the forthcoming EGM.

We advise the minority shareholders to read both this IAL and the Circular. The executive summary should be read in conjunction with the rest of the IAL. The minority shareholders of AMB should consider carefully our evaluation and recommendations before voting on the resolutions pertaining to the Proposed Subscription and Proposed Disposal at the forthcoming EGM.

1. **Introduction**

On 11 November 2000, RHB Sakura on behalf of the Company, announced, *inter alia*, the following proposals:

(i) On 10 November 2000, ATE and AMBV entered into the Subscription Agreement with TSWC pursuant to which TSWC shall subscribe for 2,156,000 new ATE Shares, representing approximately 7.94% of the enlarged share capital of ATE, for a cash sum of RM3.365 million. ATE is presently a wholly-owned subsidiary of AMBV which is in turn a wholly-owned subsidiary of AMB; and

(ii) On 10 November 2000, AMBV entered into the S&P Agreement with LAP to dispose of 25,000,000 ATE Shares, representing approximately 92.06% of the enlarged share capital of ATE for:

(a) an initial consideration of SGD18,060,648 (equivalent to approximately RM39 million); and

(b) an additional consideration of SGD23,603,756 (equivalent to approximately RM51 million) (in the event the Listing of AJ Auto is completed by 30 September 2001),

and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to AJ Group and adjustments to the Gearbox Value, if any.

The consideration for the Proposed Subscription and the initial consideration of SGD18,060,648 for the Proposed Disposal were arrived at based on the unaudited proforma NTA of the ATE Group as at 31 December 1999 of approximately RM39.0 million (after adjusting for the Proposed Internal Restructuring of ATE but before the Listing of AJ Auto). It was agreed that LAP shall be entitled to undertake a due diligence review of the unaudited proforma balance sheets of the ATE Group as at 31 December 1999 to verify the said proforma NTA of the ATE Group.

Subsequent to the review of the unaudited proforma balance sheets of the ATE Group as at 31 December 1999, the parties involved namely ATE, AMBV, TSWC and LAP had on 9 January 2001 entered into supplemental agreements to vary certain terms of the Proposed Subscription and Proposed Disposal which include, *inter alia*, the following:

(i) TSWC shall subscribe for 2,530,000 new ATE Shares, representing approximately 9.19% of the enlarged share capital of ATE, for a cash sum of RM3.365 million, instead of 2,156,000 new ATE Shares, representing approximately 7.94% of the enlarged share capital of ATE, for a cash sum of RM3.365 million;

(ii) The initial consideration for the Proposed Disposal shall be revised to SGD15,383,527 (equivalent to approximately RM33.2 million) to be wholly satisfied by the issuance of 61,534,108 new LAP Shares at par together with 61,534,108 free detachable LAP Warrants attached, instead of SGD18,060,648 (equivalent to approximately RM39 million) which was earlier proposed to be wholly satisfied by the issuance of 72,242,592 new LAP Shares at par together with 72,242,592 free detachable LAP Warrants attached; and

(iii) The additional consideration for the Proposed Disposal shall be revised to SGD23,283,268 (equivalent to approximately RM50.3 million) to be wholly satisfied by the issuance of 93,133,073 new LAP Shares at par together with 93,133,073 free detachable LAP Warrants attached, instead of SGD23,603,756 (equivalent to approximately RM51 million), which was earlier proposed to be wholly satisfied by the issuance of 94,415,024 new LAP Shares at par together with 94,415,024 free detachable LAP Warrants attached.

The Initial Consideration of SGD15,383,527 and the additional consideration of SGD23,283,268 are arrived at based on, *inter alia*, the assumption that the Gearbox Value is Rmb14.5 million and the offer price of AJ Auto shares is Rmb10.50 per AJ Auto share.

On 27 February 2001, the Company further announced, *inter alia,* a proposed offer for sale by AMBV of up to 25% of the Consideration Shares and Warrants to the shareholders of LAP (apart from the ACB and parties deemed connected to AMBV) and/or the public in Singapore at an offer price of not less than SGD0.25 per LAP Share (equivalent to RM0.54 per LAP Share) with one (1) free detachable LAP Warrant attached subject to the conditions as set out in Section 4.8 of the Circular.

Subsequently, the Company has announced certain adjustments and variations to the terms and conditions to the Proposed Disposal as follows:

(i) On 20 November 2001, the Company announced that the Additional Consideration for the Proposed Disposal was further revised to SGD21,872,155 (equivalent to approximately RM47.2 million), instead of SGD23,283,268 (equivalent to approximately RM50.3 million) due to the downward revision in the offer price of the AJ Auto shares offered to the public of PRC pursuant to the Listing of AJ Auto, from Rmb10.50 per AJ Auto share to Rmb9.90 per AJ Auto share. The Additional Consideration for the Proposed Disposal of SGD21,872,155 would be wholly satisfied by the issuance of 87,488,620 new LAP Shares at par together with 87,488,620 free detachable LAP Warrants attached.

(ii) On 9 January 2002, the Company announced that LAP is satisfied with the estimated Gearbox Value of Rmb14.5 million. Accordingly, the Initial Consideration and Additional Consideration will not be subject to any further adjustment.

(iii) The Proposed Disposal is also conditional upon, *inter alia*, AJ Group having obtained the relevant LURs and PORs in respect of certain assets injected by AJ Group into HJ Auto. On 5 August 2002, the Company announced that AMBV, LAP and TSWC have entered into a supplemental agreement and mutually agreed that if the PORs are not transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal, LAP shall be entitled to deposit the relevant portion of the Consideration Shares and Warrants with an escrow agent to be mutually appointed by AMBV and LAP to be held in escrow pending transfer of the PORs. Further information is set out in Section 3.5 of this IAL.

The approvals from the FIC and SC for the Proposed Disposal were obtained on 28 February 2002 and 30 July 2002 respectively, subject to certain conditions as set out in Section 6.3 of this IAL. The Proposed Disposal was also approved by the BNM vide their letters dated 4 and 8 January 2002, subject to certain conditions as set out in Section 6.3 of this IAL. As at 24 September 2002, the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the PRC for the disposal by ATE of its equity interests in its subsidiary and associated companies in the PRC have yet to be obtained.

The purpose of this IAL is to provide the minority shareholders of AMB with information relating to the Proposed Subscription and Proposed Disposal, including an independent evaluation of the Proposed Subscription and Proposed Disposal and to recommend the course of action which you should take in respect of the resolutions pertaining to the Proposed Subscription and Proposed Disposal to be tabled at the forthcoming EGM. The contents and circulation of this IAL was cleared by the KLSE on 18 September 2002.

The clearance by the KLSE does not imply that the KLSE concurs with SIBB's views and recommendations.

2. The Proposed Subscription

2.1 Terms and conditions of the Proposed Subscription

Pursuant to the Subscription Agreement, TSWC has agreed to subscribe for 2,530,000 new ATE Shares for a cash consideration of RM3.365 million or at an issue price of approximately RM1.33 per share.

On 17 October 2000, the subscription money of RM3.365 million was paid by TSWC directly to HJ Auto (Prepayment) at the request of ATE in conjunction with the Listing of AJ Auto (as described in Section 3 of the Circular). The Prepayment would have been refunded to TSWC without interest if the Proposed Subscription is not completed.

TSWC has vide a Letter of Nomination dated 19 March 2001, nominated Andar as the allottee for the 2,530,000 new ATE Shares to be issued by ATE. Upon the Subscription Agreement being unconditional, the Prepayment shall be capitalised into the 2,530,000 new ATE Shares to be issued to Andar. The new ATE Shares to be issued to Andar represent approximately 9.19% equity interest in the enlarged share capital of ATE.

The new ATE Shares to be issued to Andar shall upon allotment and issue, rank pari passu in all respects with the then existing ATE Shares except that they will not be entitled to any rights, allotments or other distributions that may be declared prior to the date of allotment of the ATE Shares.

2.2 Basis of arriving at the issue price of the ATE Shares

The issue price of approximately RM1.33 per ATE Share, was arrived at on a willing buyer-willing seller basis based on the adjusted proforma NTA of the ATE Group as at 31 December 1999 after including write-back of provisions of the bad and doubtful debts and stocks of approximately RM1.0 million as agreed between AMBV and LAP. It also represents the same price at which AMBV shall dispose of the 25,000,000 ATE Shares to LAP for the Initial Consideration pursuant to the Proposed Disposal (before the Listing of AJ Auto).

3. The Proposed Disposal

3.1 Terms and conditions of the Proposed Disposal

Pursuant to the S&P Agreement, AMBV shall dispose of its entire 25,000,000 ATE Shares, representing approximately 90.81% equity interest in the enlarged share capital of ATE, to LAP for the following amount:

(i) Initial Consideration of SGD15,383,527 (equivalent to approximately RM33.2 million or RM1.33 per ATE Share);

(ii) Additional Consideration of SGD21,872,155 (equivalent to approximately RM47.2 million or RM1.89 per ATE Share) in the event the Listing of AJ Auto is completed by 30 September 2001; and

subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to AJ Group.

3.2 Repayment of Loan

As at 24 September 2002, ATE has an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing to AJ Group. Upon satisfaction of the conditions set out in Sections 10.3(ii), 10.3(iii) and 10.3(ix) of the Circular and the delivery of 25,000,000 ATE Shares by AMBV to LAP, LAP shall repay the aforesaid outstanding loan owing by ATE to AJ Group.

The Rmb20 million loan is repayable by LAP to AJ Group together with an interest to be accrued at a negotiated rate of approximately 6.4% per annum. As at 24 September 2002, the interest accrued amounted to Rmb2.45 million (equivalent to approximately RM1.12 million).

3.3 Satisfaction of the Initial Consideration

Upon satisfaction of all the conditions as set out in Section 10.3 of the Circular, LAP shall pay AMBV the Initial Consideration of SGD15,383,527 (equivalent to approximately RM33.2 million) by an issuance of 61,534,108 new LAP Shares at an issue price of SGD0.25 per LAP Share with 61,534,108 free detachable LAP Warrants attached.

It is the intention of the Directors of AMB to divest the LAP Shares and LAP Warrants to be received by AMBV pursuant to the Proposed Disposal at the appropriate time and price to raise funds to settle the debts of the AMB Group. Further information on this is set out in Sections 4.8 and 6 of the Circular.

3.4 Satisfaction of the Additional Consideration

Prior to the execution of the S&P Agreement and upon consultation with United Securities Co Ltd (the adviser to the Listing of AJ Auto), it was anticipated that the Listing of AJ Auto would be completed by 30 September 2001. In view of this, it was agreed that in the event the Listing of AJ Auto was to be completed by 30 September 2001, LAP shall be obligated to pay AMBV the Additional Consideration which is to be satisfied by an issuance of new LAP Shares at an issue price of SGD0.25 for each LAP Share with one (1) free detachable LAP Warrant attached, calculated as follows:

$$\text{Additional Consideration} = \left[\frac{T}{N} \times [\, E + (C \times P)\,] \right] - O$$

Where:

T	=	total number of AJ Auto shares held by ATE
N	=	total number of AJ Auto shares in issue post-listing
E	=	registered capital of AJ Auto pre-listing
C	=	aggregate number of new AJ Auto shares issued to the public pursuant to the Listing of AJ Auto
P	=	offering price of the AJ Auto shares pursuant to the Listing of AJ Auto
O	=	original cost of investment in AJ Auto by ATE on 30 September 1999

Upon completion of the Listing of AJ Auto on 24 August 2001, and based on the issuance of 80 million new AJ Auto shares at an offer price which was fixed at Rmb9.90 per AJ Auto share, the Additional Consideration was arrived at as follows:

$$= \left[\frac{36{,}750{,}000}{230{,}000{,}000} \times [\, \text{Rmb}150{,}000{,}000 + (80{,}000{,}000 \times \text{Rmb}9.90)\,] \right] - \text{Rmb}36{,}750{,}000$$

= Rmb113,765,217

= SGD24,085,624 (based on the exchange rate of approximately SGD1.00: Rmb4.723)

Where:

T	=	36,750,000
N	=	230,000,000
E	=	Rmb150,000,000
C	=	80,000,000
P	=	Rmb9.90
O	=	Rmb36,750,000

Based on the above, AMBV's share of 90.81% of the amount of SGD24,085,624 is SGD21,872,155.

Upon satisfaction of all the conditions set out in Section 10.3 of the Circular, the Additional Consideration of SGD21,872,155 (equivalent to approximately RM47.2 million) shall be payable by LAP to AMBV by an issuance of 87,488,620 new LAP Shares at an issue price of SGD0.25 per LAP Share with 87,488,620 free detachable LAP Warrants attached.

It is the intention of the Directors of AMB to divest the LAP Shares and LAP Warrants receivable from LAP at the appropriate time and price to raise funds to settle the debts of the AMB Group. Further information on this is set out in Sections 4.8 and 6 of the Circular.

3.5 Escrow Securities

The Proposed Disposal is conditional upon, *inter alia*, AJ Group having obtained the relevant LURs and PORs in respect of certain assets injected by AJ Group into HJ Auto. As at the date hereof, the PORs for certain buildings have yet to be transferred by AJ Group to HJ Auto. The Directors of AMB estimate that the aggregate net book value of the PORs that have not been transferred by AJ Group to HJ Auto amounts to approximately SGD1.075 million (equivalent to approximately RM2.32 million).

To facilitate the completion of the Proposed Disposal pending transfer of the said PORs, AMBV, LAP and TSWC have entered into a supplemental agreement on 5 August 2002 and mutually agreed that:

(i) If the PORs are not transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal, LAP shall be entitled to deposit the relevant portion of the Consideration Shares and Warrants with an escrow agent to be mutually appointed by AMBV and LAP (Escrow Agent) to be held in escrow pending transfer of the PORs;

(ii) The number of Consideration Shares and Warrants to be held by the Escrow Agent (Escrow Securities) shall be determined based on the formula set out below:

Escrow Securities = (A x B) ÷ C

Where A = the net book value as at 31 December 1999 for those PORs that are not transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal (Outstanding PORs)

B = 25%, being the percentage of equity interest held by ATE in HJ Auto

C = SGD0.25, being the proposed issue price of the LAP Shares

(iii) All or part of the Escrow Securities shall be released by the Escrow Agent to AMBV as and when any of the Outstanding PORs is transferred by AJ Group to HJ Auto, provided that such transfer shall take place within one (1) year from the date of completion of the Proposed Disposal (or such other date as the parties may agree in writing) (Escrow Period). After the expiry of the Escrow Period, any balance of the Escrow Securities not released to AMBV, may be disposed of by LAP at its own discretion.

Based on the above formula, the Escrow Securities to be deposited with the Escrow Agent would be approximately 1.075 million LAP Shares with 1.075 million free detachable LAP Warrants attached. AMB shall take all necessary steps and endeavour to procure AJ Group to transfer the Outstanding PORs to HJ Auto within the Escrow Period.

3.6 Other terms and conditions

The ATE Shares shall be disposed of by AMBV to LAP free from all mortgage, assignment of receivables, debentures, lien, charge, pledge, title retention, rights to acquire, security interest and any other encumbrances or condition whatsoever and together with all rights and benefits attaching to them as of the Completion Date of the Proposed Disposal.

3.7 Basis of the Disposal Consideration

The total consideration receivable by AMBV for the Proposed Disposal of SGD37,255,682 (equivalent to approximately RM80.5 million) consists of the Initial Consideration and the Additional Consideration.

The Initial Consideration of SGD15,383,527, which is equivalent to approximately RM33.2 million or RM1.33 per ATE Share, was arrived at on a willing buyer-willing seller basis and represents the aggregate of the following:

(a) AMBV's share of the proforma NTA of the ATE Group as at 31 December 1999 after the Proposed Internal Restructuring of ATE and Proposed Subscription but before the Listing of AJ Auto amounted to RM32.2 million, as determined by an international accounting firm appointed by LAP; and

(b) The proforma write-back of provisions of approximately RM1.0 million for bad and doubtful debts and stocks in ATE Group as agreed between AMBV and LAP.

The Additional Consideration of SGD21,872,155, which is equivalent to approximately RM47.2 million, reflects the listing premium of AJ Auto attributable to ATE based on the offer price of AJ Auto shares of Rmb9.90 per AJ Auto share and was calculated in accordance with the formula set out in Section 3.4 above.

3.8 Issue Price of the new LAP Shares

The issue price of the new LAP Shares of SGD0.25 per share (equivalent to RM0.54 per share), represents the par value of LAP Shares. The issue price of SGD0.25 per LAP Share as compared against the market prices of LAP Shares and the consolidated NTA per LAP Share, is set out as follows:

Comparison		Market price or NTA per share	Premium/(Discount) over Market price or NTA per share	
		SGD	SGD	%
1.	Closing price of LAP Shares on the SGX-ST on 8 November 2000*	0.14	0.11	79
2.	Weighted average price of LAP Shares on the SGX-ST for the 5 market days up to 8 November 2000*	0.16	0.09	54
3.	Audited consolidated NTA per LAP Share as at 30 June 2001, being the latest available audited consolidated NTA of LAP prior to the printing of the Circular	0.39	(0.14)	(36)
4.	Closing price of LAP Shares on the SGX-ST on 7 October 2002 (being the latest practicable date prior to the printing of the Circular)	0.10	0.15	150
5.	Weighted average price of LAP Shares on the SGX-ST for the 5 market days up to 7 October 2002 (being the latest practicable date prior to the printing of the Circular)	0.11	0.14	127

Note:

* *Being the latest practicable date prior to the execution of the S&P Agreement for the Proposed Disposal on 10 November 2000.*

For the purposes of compensating for the premium of the issue price of the LAP Shares over the current market prices, LAP will issue one (1) free LAP Warrant for every one (1) LAP Share to be issued to AMBV pursuant to the Proposed Disposal.

3.9 Information on LAP

LAP was incorporated in Singapore on 6 December 1968 as a private limited company with the name of Metal Containers (Private) Limited. The company was converted into a public limited company and changed its name to Metal Containers Ltd on 18 December 1981. The company assumed its present name, LAP, on 26 April 1996. The company's shares were officially listed on the Main Board of the SGX-ST on 8 February 1982.

LAP is principally engaged in investment holding, whilst its main subsidiaries are involved in design-in and distribution of semiconductors and related components. Its associated companies are engaged in the manufacture of motorcycle components and the assembly and sale of motorcycles.

Advent Electronics Pte Ltd (Advent) is the main subsidiary company of LAP that is engaged in the design-in and distribution of semiconductors and related components. Advent's major distribution markets include the USA, South East Asia and India. In year 2000, Advent has established a new distribution arm in Malaysia and also three (3) liaison offices in New Dehli, Bangalore and Mumbai, India. LAP intends to position Advent as a one-stop shop in providing total solutions from supply chain to manufacturing for companies whose main focus is in the design and marketing of new products in the USA.

Manufacturing and distribution of motorcycles in the PRC is another core business of LAP. The motorcycle division has contributed significantly to the LAP Group's earnings over the past years, through LAP's investment in the associated companies in the PRC. Further information on LAP is set out in Appendix II of the Circular.

3.10 Ranking of the new LAP Shares

The new LAP Shares to be issued to AMBV in relation to the Proposed Disposal will, upon allotment and issue, rank pari passu in all respects with the then existing LAP Shares in issue, except that they will not be entitled to any rights, allotments or other distributions that may be declared prior to the date of allotment of the LAP Shares.

3.11 LAP Warrants

The LAP Shares which are to be issued to AMBV in relation to the Proposed Disposal will be issued with free detachable LAP Warrants on the basis of one (1) free LAP Warrant for every one (1) LAP Share. Information on the salient terms of the LAP Warrants is set out in Section 4.5 of the Circular.

4. The Proposed Internal Restructuring of ATE

4.1 The Proposed Internal Restructuring of ATE will be implemented prior to the Proposed Subscription and Proposed Disposal.

The Proposed Internal Restructuring of ATE shall comprise, *inter alia*, the following exercises:

(i) proposed disposal by ATE of all its entire interests in its subsidiary and associated companies, except for HJ Auto and AJ Auto, at the original cost of investments to AMBV or its nominees for RM244.5 million;

(ii) issuance of 13.5 million new ATE Shares to AMBV at a proposed issue price of RM6.60 per ATE Share for RM89.1 million as part payment for the redemption of all outstanding preference shares for RM282.6 million by ATE. Upon completion of this redemption, the paid-up capital of ATE would increase from RM11.5 million comprising 11.5 million ATE Shares to RM25.0 million comprising 25 million ATE Shares and; and

(iii) restructuring of ATE's investment in HJ Auto in conjunction with the Listing of AJ Auto.

These will result in a balance of RM51.0 million owing by AMBV to ATE, which would be waived by ATE, as derived from the following:

	RM million
Amount payable by AMBV for the acquisition of all the subsidiary and associated companies of ATE (except for HJ Auto and AJ Auto)	244.5
Issuance of 13.5 million new ATE Shares to AMBV	89.1
Redemption of all outstanding preference shares by ATE	(282.6)
	51.0

4.2 The restructuring of ATE's investment in HJ Auto in conjunction with the Listing of AJ Auto is as follows:

(i) The injection of HJ Auto's chassis business of Rmb129.8 million into AJ Auto for the purpose of the Listing of AJ Auto on the SSE. The injection was completed on 30 September 1999 prior to the Listing of AJ Auto;

(ii) The injection by ATE of the sum of RM3.365 million into HJ Auto, being the subscription money paid by TSWC pursuant to the Proposed Subscription on 17 October 2000; and

(iii) The injection by AJ Group of its Gearbox Business valued at Rmb14.5 million into AJ Auto for the purpose of the Listing of AJ Auto. The injection was completed on 30 September 1999 prior to the Listing of AJ Auto.

Barring any unforeseen circumstances, the Proposed Internal Restructuring of ATE (apart from Section 4.2 above) is expected to be completed by 31 October 2002.

5. The appointment of SIBB as the independent adviser

5.1 AMB is a 58% owned subsidiary of Amsteel. Amsteel owns 28.93% equity interest in ACB, which in turn owns 50.18% equity interest in LAP. TSWC, is the Chairman of AMB. He is also a Director of ACB and a major shareholder of AMB, ACB and LAP. By virtue of this and pursuant to Paragraph 10.08 of the Listing Requirements of the KLSE, the Proposed Subscription and Proposed Disposal are regarded as related party transactions. Information on the Directors' and major shareholders' interests are set out in Section 7 of this IAL. In compliance with Paragraph 10.08 of the Listing Requirements of the KLSE, the Directors of AMB, except for TSWC, Mr Phang Wai Yeen, Mr Ngan Yow Chong, Tan Sri Dato' Jaffar bin Abdul and Datuk Cheng Yong Kim who are deemed interested in the Proposed Subscription and Proposed Disposal, have appointed SIBB as the independent adviser to the minority shareholders of AMB on the Proposed Subscription and Proposed Disposal.

5.2 SIBB has on 4 February 2002 confirmed to the KLSE and the SC that SIBB is eligible to act as the independent adviser to the independent Directors and minority shareholders of AMB on the Proposed Subscription and Proposed Disposal.

6. The conditions to the Proposals

The Proposals are subject to and conditional upon approvals being obtained from the following:

6.1 The Proposed Internal Restructuring of ATE is conditional upon, *inter alia*, the following:

(i) the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the PRC for the proposed disposal by ATE of its equity interests in its subsidiary and associated companies in the PRC, namely Wuhan Fortune, Jiangxi Fuqi and Hunan Changfa, to AMBV or its nominees; and

(ii) such other approvals, if any, for the Proposed Internal Restructuring of ATE.

6.2 The Proposed Subscription is conditional upon, *inter alia*, the following:

(i) the completion of the Proposed Internal Restructuring of ATE; and

(ii) such other approvals, if any, for the Proposed Subscription.

6.3 The Proposed Disposal is conditional upon, *inter alia*, the following:

(i) the completion of the Proposed Internal Restructuring of ATE and the Proposed Subscription;

(ii) the approval of the shareholders of AMB at the EGM to be convened;

(iii) the approval of the shareholders of LAP which was obtained on 4 September 2002;

(iv) the approval of the SGX-ST for the listing of and quotation for the new LAP Shares and LAP Warrants to be issued pursuant to the Proposed Disposal. The approval-in-principle of SGX-ST has been obtained on 10 September 2002 for the listing of and quotation for the consideration LAP Shares and the new LAP Shares to be issued upon the exercise of the LAP Warrants on the Official List of the SGX-ST. On 27 February 2001, AMBV and TSWC have granted to LAP, a waiver of the condition precedent that the completion of the Proposed Disposal is conditional upon the SGX-ST's approval being obtained by LAP for the listing of and quotation for the LAP Warrants;

(v) a waiver to be granted by the SIC to the Concert Parties for the Proposed GO Waiver. The SIC had vide their letters dated 3 May 2002 and 9 July 2002, indicated that the Proposed GO Waiver may be granted to the Concert Parties subject to the fulfilment of certain conditions as listed under Section 4.9 of the Circular;

(vi) the approval of the FIC, which was obtained on 28 February 2002 subject to ATE reducing its foreign equity participation to not more than 30% and increasing its Bumiputera equity participation to not less than 30% before 30 June 2003;

(vii) the approval of the SC, which was obtained on 30 July 2002, subject to AMB complying fully with the relevant requirements of the SC's Policies and Guidelines on Issue/Offer of Securities pertaining to the Proposed Disposal;

(viii) the approval of BNM, which was obtained vide BNM's letters dated 4 and 8 January 2002 on the conditions that AMBV, *inter alia*, repatriates all dividends, profits or interest received from LAP and proceeds from disposal of AMBV's investment in LAP to Malaysia;

(ix) LAP being satisfied with the findings of the financial and legal due diligence review on the ATE Group. The financial due diligence review was completed on 9 January 2001, following which ATE, AMBV, TSWC and LAP have entered into the Supplemental Subscription Agreement and Supplemental Agreement on 9 January 2001 (as described in Section 1 above) to vary certain terms of the Proposed Subscription and Proposed Disposal as agreed by all parties;

(x) the procurement of the relevant LURs and PORs in the PRC by AJ Group in respect of certain assets injected by AJ Group into HJ Auto pursuant to the joint-venture contract entered between AJ Group and ATE. All LURs have been successfully transferred by AJ Group to HJ Auto. As at the date hereof, the PORs for certain buildings have yet to be transferred by AJ Group to HJ Auto. On 5 August 2002, AMBV, LAP and TSWC have entered into a supplemental agreement and agreed to proceed to complete the Proposed Disposal prior to the fulfilment of this condition precedent, provided that LAP shall be entitled to deposit the relevant portion of the Consideration Shares and Warrants with an Escrow Agent to be held in escrow pending transfer of the PORs, information of which are set out in Section 3.5 of this IAL; and

(xi) the consent or approval of any relevant governmental authorities and other relevant regulatory bodies in Malaysia, Singapore and the PRC.

6.4 The Proposed Offer For Sale is subject to the completion of the Proposed Internal Restructuring of ATE, the Proposed Subscription and the Proposed Disposal.

6.5 The Proposed Subscription is conditional upon the completion of the Proposed Internal Restructuring of ATE but not upon the completion of the Proposed Disposal. The Proposed Disposal is conditional upon the completion of the Proposed Internal Restructuring of ATE and the Proposed Subscription. Accordingly, the Proposed Subscription would be completed prior to the completion of the Proposed Disposal.

7. Directors' and Major Shareholders' interests

7.1 Directors' interests

AMB is a 58% owned subsidiary of Amsteel. Amsteel owns 28.93% equity interest in ACB, which in turn owns 50.18% equity interest in LAP.

TSWC is the Chairman of AMB and is interested in the Proposed Subscription. TSWC is also a Director of ACB and a major shareholder of AMB, ACB and LAP. In addition to that, TSWC is the brother to Mr Cheng Theng How and uncle to Mr Cheng Yong Kwang, both of whom are Directors of LAP.

Mr Phang Wai Yeen, the Managing Director of AMB and Mr Ngan Yow Chong, the Executive Director of AMB are also employees of Posim Berhad, a company in which TSWC and Datuk Cheng Yong Kim have substantial interest. Mr Phang Wai Yeen and Mr Ngan Yow Chong are deemed interested in the Proposed Subscription as TSWC is interested in the Proposed Subscription.

Tan Sri Dato' Jaffar bin Abdul is a Director of AMB and also a Director of ACB.

Datuk Cheng Yong Kim is a Director of AMB and a major shareholder of AMB, ACB and LAP. He is the nephew of TSWC and Mr Cheng Theng How and also the brother to Mr Cheng Yong Kwang.

Accordingly, TSWC, Mr Phang Wai Yeen, Mr Ngan Yow Chong, Tan Sri Dato' Jaffar bin Abdul and Datuk Cheng Yong Kim (Interested Directors) do not consider themselves to be independent in respect of the Proposed Subscription and Proposed Disposal.

Based on AMB's Register of Directors' Shareholdings as at 24 September 2002, the shareholdings of the Interested Directors are as follows:

	Direct		Indirect	
Name	**No. of Shares**	**%**	**No of Shares**	**%**
TSWC	20,000	0.01	87,892,150 [1]	59.61
Phang Wai Yeen	-	-	-	-
Ngan Yow Chong	-	-	-	-
Tan Sri Dato' Jaffar bin Abdul	-	-	-	-
Datuk Cheng Yong Kim	205,650	0.14	87,799,350 [2]	59.54

Notes:

1 *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via William Cheng Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad, Umatrac Enterprises Sdn Bhd and Lion Holdings Pte Ltd.*

2 *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad, Umatrac Enterprises Sdn Bhd and Sin Seng Investment Pte Ltd.*

The Interested Directors have abstained and will continue to abstain from all deliberations and voting at AMB's Board meetings on the Proposed Subscription and Proposed Disposal. The Interested Directors who have interest in the shares of AMB, have agreed to abstain from voting in respect of their direct and indirect shareholdings in AMB in relation to the Proposed Subscription and Proposed Disposal at the EGM to be convened.

7.2 Major shareholders' interests

Based on AMB's Register of Major Shareholders as at 24 September 2002, the major shareholders of AMB who are deemed interested (Interested Major Shareholders) in the Proposed Subscription and Proposed Disposal and their respective shareholdings are as follows:

	Direct		Indirect	
Name	No. of Shares	%	No of Shares	%
TSWC	20,000	0.01	87,892,150 [a]	59.61
Datuk Cheng Yong Kim	205,650	0.14	87,799,350 [b]	59.54
William Cheng Sdn Bhd	88,900	0.06	87,785,250 [c]	59.54
Lancaster Trading Company Limited	-	-	87,785,250 [c]	59.54
Lion Holdings Sdn Bhd	2,600	0.002	87,782,650 [d]	59.53
Lion Realty Pte Ltd	-	-	87,785,250 [c]	59.54
Utara Enterprise Sdn Bhd	-	-	87,785,250 [c]	59.54
Happyvest (M) Sdn Bhd	-	-	87,774,426 [e]	59.53
Amanvest (M) Sdn Bhd	216,590	0.15	85,523,496 [f]	58.00
Amsteel	-	-	85,523,496 [f]	58.00
Lion Corporation Berhad	9,000	0.006	85,514,496 [g]	57.99
Timuriang Sdn Bhd	-	-	85,523,496 [f]	58.00
Umatrac Enterprises Sdn Bhd	85,514,496	57.99	9,000 [h]	0.006

Notes:

a *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via William Cheng Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad, Umatrac Enterprises Sdn Bhd and Lion Holdings Pte Ltd.*

b *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad, Umatrac Enterprises Sdn Bhd and Sin Seng Investment Pte Ltd.*

c *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

d *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

e *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

f *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

g *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac Enterprises Sdn Bhd.*

h *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Corporation Berhad.*

The Interested Major Shareholders have agreed to abstain from voting in respect of their direct and indirect shareholdings in AMB in relation to the Proposed Subscription and the Proposed Disposal at the EGM to be convened.

In addition, based on AMB's Register of Directors' Shareholdings and the Register of Major Shareholders and insofar as the Directors are able to ascertain and are aware, the shareholdings of the persons connected with the Interested Directors and Interested Major Shareholders (as defined under Section 122A of the Companies Act, 1965) that are deemed interested in the Proposed Subscription and Proposed Disposal as at 24 September 2002 are as follows:

	Direct		Indirect	
	No. of Shares	%	No of Shares	%
William Cheng Sdn Bhd	88,900	0.06	87,785,250 [a]	59.54
Lancaster Trading Company Limited	-	-	87,785,250 [a]	59.54
Lion Holdings Sdn Bhd	2,600	0.002	87,782,650 [b]	59.53
Utara Enterprise Sdn Bhd	-	-	87,785,250 [a]	59.54
Happyvest (M) Sdn Bhd	-	-	87,774,426 [c]	59.53
Amanvest (M) Sdn Bhd	216,590	0.15	85,523,496 [d]	58.00
Amsteel	-	-	85,523,496 [d]	58.00
Lion Corporation Berhad	9,000	0.006	85,514,496 [e]	57.99
Timuriang Sdn Bhd	-	-	85,523,496 [d]	58.00
Umatrac Enterprises Sdn Bhd	85,514,496	57.99	9,000 [f]	0.006
Araniaga Holdings Sdn Bhd	3,224	0.002	-	-
Teck Bee Mining (M) Sendirian Berhad	5,000	0.003	-	-
Tirta Enterprise Sdn Bhd	2,034,340	1.38	-	-
Lion Holdings Pte Ltd	18,000	0.01	-	-
Puan Sri Chan Chau Ha	153,075	0.10	-	-
Chen Shok Ching	116,950	0.08	-	-
Datin Ng Seok Kuan	9,775	0.007	-	-
Sin Seng Investment Pte Ltd	14,100	0.01	-	-
Lion Realty Pte Ltd	-	-	87,785,250 [a]	59.54
Cheng Chai Hai	5,000	0.003	-	-
Cheng Theng Kee	100,000	0.07	-	-

Notes:

a *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

b *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

c *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

d *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Corporation Berhad and Umatrac Enterprises Sdn Bhd.*

e *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac Enterprises Sdn Bhd.*

f *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Lion Corporation Berhad.*

The Interested Directors and Interested Major Shareholders will undertake to ensure that persons connected with them and having interest in the shares of AMB, will abstain from voting in respect of their direct and indirect shareholdings in AMB in relation to the Proposed Subscription and Proposed Disposal at the EGM to be convened.

Save as disclosed above, none of the Directors of AMB, or major shareholders of AMB, and/or persons connected with them (as defined under Section 122A of the Companies Act, 1965) has any interest, whether directly or indirectly, in the Proposed Subscription and Proposed Disposal.

8. Evaluation of the Proposed Subscription and Proposed Disposal

SIBB was not involved in the negotiations pertaining to the Proposed Subscription and Proposed Disposal. In evaluating the Proposed Subscription and Proposed Disposal, we have relied on the information contained in the Circular and other relevant documents and information furnished to us by AMB, as well as discussions with the Directors and management of AMB and its main adviser, RHB Sakura. In addition, we have also relied on other publicly available information. Our procedures and enquiries did not include any verification work, physical or otherwise, or constitute an audit on the information which we relied upon in preparing this IAL.

We have obtained written confirmation from the Board of Directors of AMB (Board) that they collectively and individually accept full responsibility for the accuracy of the information given to us and confirm that all information relevant to our evaluation of the Proposed Subscription and Proposed Disposal have been disclosed to us and there are no material facts, the omission of which would make any information supplied to us misleading.

In the evaluation of the Proposed Subscription and Proposed Disposal, SIBB has not given consideration to the specific investment objectives, financial situation and particular needs of any individual minority shareholder or any specific group of shareholders of AMB. SIBB does not express any opinion on the commercial merits of the Proposed Subscription and Proposed Disposal, which is the sole responsibility of the Board.

We recommend that any individual shareholder or any specific group of shareholders who may require specific advice in relation to the Proposed Subscription and Proposed Disposal in the context of their specific investment objectives, financial situation or particular needs, to consult their respective stockbrokers, bankers, solicitors, accountants or other professional advisers.

In carrying out the evaluation of the Proposed Subscription and Proposed Disposal, SIBB has considered factors which we believe are of general concern to the minority shareholders of AMB:

(a) Rationale for the Proposed Subscription and Proposed Disposal;

(b) Basis of determining the consideration for the Proposed Subscription and Proposed Disposal;

(c) Valuation of the LAP Shares and LAP Warrants;

(d) Financial effects of the Proposals; and

(e) Future prospects of LAP Group, AMB Group and the China economy.

8.1 Rationale for the Proposed Subscription and Proposed Disposal

As extracted from Section 6 of the Circular, the rationale for the Proposed Subscription and Proposed Disposal is as follows:

"On 5 July 2000, 19 October 2000, 8 October 2001 and 26 March 2002, AMB announced the proposed debt and corporate restructuring scheme for the AMB Group (Proposed AMB Scheme), which is envisaged to provide the AMB Group with the financial ability to meet their financial commitments and to continue operations on a going-concern basis and, in the medium to long term, to regain a position of profitability. As part of the Proposed AMB Scheme, the AMB Group proposes to divest non-core and peripheral assets and businesses, so as to raise funds to settle the debts of the AMB Group."

The principal activity of AMB is investment holding. Its subsidiary and associated companies are principally involved in activities related to the manufacturing and distribution of automotive, motorcycle and related component part, which are located in Malaysia and the PRC. AMB has been incurring losses for the past five (5) financial years ended 30 June 2002. The key financial statistics of AMB for the financial years ended 30 June 2000, 2001 and 2002 are set out below:

Year ended 30 June	2000	2001	*2002
Turnover (RM million)	1,292.9	1,296.4	739.6
LBT (RM million)	151.4	221.3	240.0
Shareholders' funds (RM million)	231.9	47.9	199.3
NTA/(Net tangible liabilities) per share (RM)	1.40	0.17	(1.35)

Note:
* *Unaudited results for the financial year ended 30 June 2002.*

(Sources: AMB's annual reports as at 30 June 2000 and 2001 and www.klse.com.my)

In view of the financial difficulties faced by the AMB Group, AMB has proposed to undertake the Proposed AMB Scheme which was announced to the KLSE on 5 July 2000, 19 October 2000, 8 October 2001 and 26 March 2002, with the objective to restore the AMB Group on a better financial footing to ensure that the AMB Group can operate as a going concern entity.

The Proposals which consist of, amongst others, the Proposed Subscription and Proposed Disposal are aimed at facilitating the raising of additional financial resources to the AMB Group to meet their financial commitments and to operate on a going concern basis.

As stated in Sections 3.3 and 3.4 of this IAL, it is AMB's intention to dispose of the LAP Shares and LAP Warrants to be received by AMBV pursuant to the Proposed Disposal and the proceeds will facilitate AMB in the part repayment of its borrowings which stood at RM1,062.1 million as at 30 June 2002.

8.1.1 Proposed Subscription

We noted in Section 6 of the Circular which states that:

"The Proposed Internal Restructuring of ATE is to facilitate the sale of the ATE Group comprising only HJ Auto and AJ Auto, to LAP. In view of the liquidity constraint faced by the AMB Group, the Proposed Subscription is initiated to raise the necessary funds to allow ATE to participate in the Listing of AJ Auto, which was completed on 24 August 2001, leading to LAP paying AMBV the Additional Consideration (equivalent to approximately RM47.2 million) for the Proposed Disposal."

Further to the completion of the Proposed Internal Restructuring of ATE, the ATE Group will only have its investment in two (2) companies, namely HJ Auto and AJ Auto, which are involved principally in manufacture and sale of commercial trucks, agriculture vehicles, car components, automotive chassis and gearbox components.

Given that AMB Group is currently experiencing financial difficulties, AMB is in need of an external party to financially assist the Listing of AJ Auto. In this connection, the Proposed Subscription was undertaken which involves a subscription of 2,530,000 new ATE Shares, representing approximately 9.19% of the enlarged share capital of ATE, by TSWC for a cash consideration of RM3.365 million. As stated in Section 2.1 above, the subscription money was paid by TSWC directly to HJ Auto on 17 October 2000 at the request of ATE in conjunction with the Listing of AJ Auto.

The Proposed Subscription (as stated in Section 2.1 of this IAL) is deemed a necessary step to ATE's participation in the Listing of the AJ Auto on the SSE which will benefit the AMB Group by:

(a) realising an estimated gain of RM35.2 million following the Proposed Disposal; and

(b) facilitating the AMB Group in raising additional financial resources through the intended disposal of LAP Shares and LAP Warrants.

In view of the above factors, the rationale for the Proposed Subscription is fair and reasonable.

8.1.2 Proposed Disposal

We noted in Section 6 of the Circular which states that:

"The Directors of AMB consider the investment in ATE to be a non-core asset of the AMB Group, which ought to be divested to raise funds to settle the debts of the AMB Group. The Proposed Disposal would convert AMB's investment in ATE, which is unlisted, into a more liquid and marketable securities in the form of LAP Shares which are listed on the SGX-ST and LAP Warrants which are also intended to be listed on the SGX-ST.

The approval-in-principle of the SGX-ST has been obtained on 10 September 2002 for the listing of and quotation for the consideration LAP Shares and the new LAP Shares to be issued upon exercise of the LAP Warrants on the Offcial List of the SGX-ST. In addition, LAP has also agreed to assist AMBV to procure the approval of SGX-ST for the listing of and quotation for the LAP Warrants on the SGX-ST at any time after the completion of the Proposed Disposal but before the end of three and a half (3 ½) years from the issue date of the LAP Warrants"

Your Board confirms that the Listing of AJ Auto is only in relation to the listing of the new AJ Auto shares to be issued pursuant to the Initial Public Offer (IPO), whilst promoters' shares (such as ATE's holdings in AJ Auto) are not listed pending further notification by the China Securities Regulatory Commission. AMB has exchanged unlisted shares in ATE (at a price incorporating a listing premium) for a listed investment in LAP.

The LAP Shares and LAP Warrants form part of the purchase consideration for the Proposed Disposal. The LAP Shares which will be listed and LAP Warrants which are proposed to be listed, are therefore more liquid and marketable. Hence, this will allow AMB the opportunity to dispose of and realise its investment progressively over time. The LAP Warrants are liquid to the extent that it is only upon the satisfaction of the Board that prevailing market conditions are conducive for the offer for sale of the LAP Warrants (either with the ordinary shares or by itself), AMBV shall then serve a notice to LAP on its intention to seek SGX-ST's approval for the listing of and quotation for the LAP Warrants at any time after the completion of the Proposed Disposal but before the end of three and a half (3 ½) years from the issue date of the LAP Warrants. LAP shall be obligated to assist AMBV to obtain the aforesaid approval.

The alternative of disposing of the unlisted ATE Shares requires identifying one or several buyers interested to acquire a large investment of about RM80.5 million (being the sum of the Initial Consideration and Additional Consideration) and this process requires a long time period involving sourcing for buyers, negotiations, due diligence and documentation.

In addition, AMB will realise from the Proposed Disposal the listing premium of AJ Auto which will result in an estimated gain of RM35.2 million (after taking into account, *inter alia*, the AMB Group's estimated share of the post acquisition reserves of the ATE Group up to 31 October 2002) for the financial year ending 30 June 2003.

In view of the above factors, the rationale for the Proposed Disposal is fair and reasonable.

8.2 Basis of determining the consideration for the Proposed Subscription and Proposed Disposal

8.2.1 Proposed Subscription

We note from Section 2.1 of the Circular that the total cash consideration of the Proposed Subscription is RM3.365 million which translates to an issue price of approximately RM1.33 per share for the 2,530,000 ATE Shares subscribed.

The issue price of RM1.33 per ATE Share, was arrived at on a willing buyer-willing seller basis and is at the same price at which AMBV shall dispose of the 25,000,000 ATE Shares to LAP under the Initial Consideration of the Proposed Disposal.

We have evaluated the consideration of the Proposed Subscription by taking into account the following:

(a) the proforma NTA of the ATE Group as at 31 December 1999 after the Proposed Internal Restructuring of ATE and the proforma write-back of provisions of approximately RM1.0 million for bad and doubtful debts and stocks as agreed between AMBV and LAP of RM1.33 per ATE Share and the Proposed Subscription of RM1.33 per ATE Share; and

(b) the non-inclusion of listing premium of AJ Auto.

(a) Proforma NTA

The proforma NTA of RM33.2 million is derived after including the write-back of the provision for bad and doubtful debts and stocks of approximately RM1.0 million which had been agreed between AMBV and LAP based on arm's length negotiation basis as agreed in the Supplemental Agreement dated 9 January 2001.

Valuation of NTA of the ATE Group	**RM million**
AMBV's share of the proforma consolidated NTA of ATE as at 31 December 1999	32.22
Add: Write-back of provisions for bad and doubtful debts and stocks as agreed by AMBV and LAP	1.00
Total	33.22
Total number of shares (million)	25.00
NTA per share (RM)	1.33

The consideration for the Proposed Subscription and the impact of the Proposed Subscription on the proforma NTA of the ATE Group as at 31 December 1999 is summarised below:

	Proposed Subscription	Impact on Proforma NTA of the ATE Group as at 31/12/1999		Premium Paid	
		Before Proposed Subscription[1]	After Proposed Subscription	RM	%
Valuation (RM'000)	3,365	33,229	36,594		
No of shares issued ('000)	2,530	25,000	27,530		
Price per ATE Share (RM)	1.33	1.33[1]	1.33	-	-

Note:
1 *After adjusting for the write-back of provision for bad and doubtful debts and stocks as agreed between AMBV and LAP.*

Based on the above table, the consideration for the Proposed Subscription of RM3.365 million or RM1.33 per ATE Share is equal to the proforma NTA of the ATE Group of RM1.33 and as such is fair and reasonable.

(b) Non-inclusion of listing premium

We noted that the subscription price of RM1.33 per ATE Share is based on the proforma NTA of the ATE Group as at 31 December 1999 before taking into account the listing premium of AJ Auto. The listing premium of AJ Auto is paid by LAP to ATE's shareholders only if the Listing of AJ Auto is completed before 30 September 2001.

The non-inclusion of the listing premium in the subscription price was justified because of the uncertainty that the Listing of AJ Auto may not be successfully completed before the deadline set on 30 September 2001. In the event the Proposed Subscription cannot be implemented, TSWC will be treated as an unsecured creditor among AMB's creditors and the subscription monies will be returned to him without interest.

If the listing is successful and implemented within the deadline, TSWC as well as AMBV are entitled to a higher disposal price incorporating their respective share of the listing premium. The level of risk undertaken by TSWC is linked to and proportionate to the time period between the payment date for the subscription money on 17 October 2000 and the listing of and quotation for the AJ Auto shares which eventually took place on 24 August 2001, a period of over ten months. During this period, the Listing of AJ Auto could have been derailed or delayed by many risk factors which are beyond the control of management such as attacks that happened on 11 September 2001, global equity conditions, and major global and Asian currencies fluctuations.

Accordingly, the non-inclusion of the share of listing premium of AJ Auto into the Proposed Subscription is considered to be fair and reasonable after taking into account the risk factors associated with the Proposed Subscription.

In view of the above factors, the basis of the subscription price for the Proposed Subscription is fair and reasonable.

8.2.2 Proposed Disposal

As stated in Section 3.1 above, the sale consideration for the Proposed Disposal is approximately SGD37,255,682 (equivalent to approximately RM80.5 million) consists of the Initial Consideration and the Additional Consideration.

Upon satisfaction of all the conditions set out in Section 10.3 of the Circular, LAP shall pay AMBV the Initial Consideration of SGD15,383,527 (equivalent to approximately RM33.2 million or RM1.33 per ATE Share) by an issuance of 61,534,108 new LAP Shares at an issue price of SGD0.25 per LAP Share with 61,534,108 free detachable LAP Warrants.

The Additional Consideration of SGD21,872,155, which is equivalent to approximately RM47.2 million (or RM1.89 per ATE Share), reflects the listing premium of AJ Auto attributable to ATE based on the offer price of AJ Auto shares of Rmb9.90 per AJ Auto share and was calculated in accordance with the formula set out in Section 3.4 of this IAL.

(a) Initial Consideration

As stated in Section 3.7 and Section 8.2.1 of this IAL, the Initial Consideration of SGD15,383,527 (equivalent to approximately RM33.2 million) is equal to the proforma NTA of the ATE Group as at 31 December 1999.

Based on the NTA method of valuation, we are of the view that the Initial Consideration is fair and reasonable.

(b) Additional Consideration

In evaluating the Additional Consideration, we have considered the formula which is used on the computation of the Additional Consideration as set out in Section 3.4 of this IAL.

(A) <u>The computation and workings of the Additional Consideration formula</u>

The Additional Consideration represents a listing premium granted to reflect the listing status of AJ Auto. AJ Auto was incorporated on 30 September 1999 to undertake the listing on SSE. On 10 November 2000 when the S&P Agreement was entered for the Proposed Disposal, AJ Auto was not listed.

The Additional Consideration reflects the listing premium payable only if the Listing of AJ Auto is completed by 30 September 2001.

Pursuant to the Listing of AJ Auto, an issuance of new shares to the public was made and only the public portion is listed whilst the promoters' shares are not listed. The promoters' equity comprises 150,000,000 shares and ATE's stake comprising 36,750,000 shares represents 24.5% of the promoters' equity. ATE's stake in AJ Auto is unlisted on the SSE. The listing premium is given on the basis that AJ Auto, the company, is listed.

The paid-up capital of AJ Auto comprises two parts (an unlisted portion and a listed portion) and the valuation for these parts are set out below:

Unlisted portion (PART A)	**Listed portion (PART B)**
The unlisted portion comprises the investment made by the promoters when the chassis and Gearbox Business was injected on 30 September 1999. The value is based on the book value of AJ Auto then.	The listed portion represents the capital invested by the public investors. The value of the 80 million new AJ Auto shares are valued at the listing offer price of Rmb 9.90 per share.

Pursuant to the aforesaid restructuring and the issuance of 80.0 million new AJ Auto shares pursuant to the Listing of AJ Auto, ATE's ownership of its 36.75 million AJ Auto shares represents 15.98% of the enlarged share capital of AJ Auto of 230 million AJ Auto shares of Rmb1.00 each.

The formula as set out in Section 3.4 of this IAL, which measures the listing premium can be separated into three parts and is elaborated further in the table below:

(a) PART A: ATE's 15.98% share of the investment of promoter's capital of Rmb150 million

- The promoters have invested a capital of Rmb150 million represented by 150 million shares of Rmb1.00 par value. ATE's 15.98% share of the promoter's equity is worth approximately Rmb24.0 million;

(b) PART B: ATE's 15.98% share of the investment of public's capital of Rmb792 million

- The public invested a total capital of Rmb792 million at a listing offer price of Rmb9.90 per share represented by new 80 million shares issued. ATE's 15.98% share of the public's equity is worth Rmb126.6 million; and

(c) PART C: ATE's 24.5% share (before the Listing of AJ Auto) of the promoter's capital of Rmb150 million

- ATE's 24.5% share of the promoter's capital of AJ Auto of Rmb150 million is Rmb36.75 million.

	Before Listing of AJ Auto	Upon Listing of AJ Auto
Assumptions:		
ATE's shareholding in AJ Auto (%)	24.50	15.98
Capital invested by promoters (Rmb million)	150.00	
Capital invested by public investors (Rmb million)		792.00
Value of ATE's holdings in AJ Auto		
15.98% of capital invested by promoters (15.98% x Rmb150 million) (Rmb million) *(PART A)*		23.97
15.98% of capital invested by public investors (15.98% x Rmb792 million) (Rmb million) *(PART B)*		126.55
Subtotal		150.52
Cost of ATE's holdings in AJ Auto		
Original cost of ATE's investment in AJ Auto (24.50% of Rmb150 million) (Rmb million) *(PART C)*	36.75	36.75
Listing premium (as determined by the Additional Consideration formula)		
PART A + PART B – PART C (Rmb million)		113.77

The listing premium is equal to ATE's share of the value of AJ Auto less the ATE's cost of investment in AJ Auto. Accordingly, the formula sums up PART A and PART B being the value of AJ Auto owned by ATE and deduct PART C as PART C was the original cost of the AJ Auto by ATE.

The rationale for PART B is that ATE owns a 15.98% share of the capital raised from the public as reflected in the new 80.0 million shares at the listing price of Rmb9.90 per share. From the above, it is clear that the listing premium calculated is able to capture the higher listing offer price ascribed to the public portion at Rmb9.90 per share as compared to AJ Auto's shares issued to ATE at par of Rmb1.00 per share.

(B) The reasonableness of the listing premium as calculated by the Additional Consideration formula

To test the reasonableness of the listing premium, we note the value ascribed to ATE's holdings of AJ Auto shares as follows:

Sum of PART A + PART B = Rmb23.97 + Rmb126.55 = Rmb150.52

or Rmb4.10 per AJ Auto share (based on 36.75 million shares). This value is:

(i) 310% above ATE's promoter's capital of Rmb1.00 per share as at 30 September 1999;

(ii) 177% above the audited NTA of AJ Auto of Rmb1.48 per share as at 31 December 2000; and

(iii) 7.5 times AJ Auto's net EPS of Rmb0.55 for the financial year ended 31 December 2000.

The 310% premium over the promoter's capital is considered fair and reasonable given that ATE's investment in AJ Auto has over a period of 14 months appreciated by 310% from the cost per share or par value of AJ Auto shares.

The 177% premium over the audited NTA of AJ Auto or Price to Book (P/B) ratio of 2.8 times is at a slight discount of approximately 7% over the average P/B ratio of 3.0 times of a selection of similar companies traded on the SSE and KLSE respectively, which are involved in automotive sector as set out in the table below:

Listed companies on the SSE	**Year ended**	**NTA per share Rmb**	**Market price as at 7/10/2002 Rmb**	**P/B times**
Shanghai Automotive Co. Limited	31/12/2001	3.23	6.91	2.1
Wang Xiang Qianchao Co. Limited	31/12/2001	3.45	10.00	2.9
DongFeng Automobile Co. Limited	31/12/2001	2.96	13.02	4.4
Chang-chun FAW Sihuan Automobile Co. Limited	31/12/2001	4.95	12.57	2.5
Simple average (times)				**3.0**

Listed companies on the KLSE	Year ended	NTA per share RM	Market price as at 7/10/2002 RM	P/B times
Hong Leong Industries Berhad	30/06/2001	0.47	4.82	10.2
APM Automotive Holdings Berhad	31/12/2001	1.58	2.85	1.8
V.S. Industry Berhad	31/07/2001	2.20	2.70	1.2
Delloyd Ventures Berhad	31/12/2001	2.27	2.51	1.1
Sapura Motors Berhad	31/01/2002	2.00	1.41	0.7
Simple average (times)				**3.0**

(Sources: www.klse.com.my and Bloomberg)

We are of the view that the P/B ratio of 2.8 times whilst slightly lower than the average P/B ratio of 3.0 times for similar companies traded on SSE and KLSE is indeed fair and reasonable after considering the following:

(i) upon the execution of the S&P Agreement on 10 November 2000, AJ Auto was not listed; and

(ii) ATE's ownership of the promoter's shares remain unlisted even after AJ Auto has been listed.

The average price per earnings (PE) multiple of 23.6 times and 7.8 times of the selected companies as set out in the tables below provides an indication of the PE multiples of a listed company in the automotive sector would be traded on the SSE and KLSE respectively, and is higher than the PE multiple of 7.5 times accorded to AJ Auto by the listing premium.

We are of the view that the PE multiple of 7.5 times is indeed fair and reasonable after considering the following:

(i) upon the execution of the S&P Agreement on 10 November 2000, AJ Auto was not listed; and

(ii) ATE's ownership of the promoter's shares remain unlisted even after AJ Auto has been listed.

Listed companies on the SSE	Year ended	Net EPS Rmb	Market price as at 7/10/2002 Rmb	PE multiple times
Shanghai Automotive Co. Limited	31/12/2001	0.32	6.91	21.6
Wang Xiang Qianchao Co. Limited	31/12/2001	0.34	10.00	29.4
DongFeng Automobile Co. Limited	31/12/2001	0.53	13.02	24.6
Chang-chun FAW Sihuan Automobile Co. Limited	31/12/2001	0.67	12.57	18.8
Simple average (times)				**23.6**

Listed companies on the KLSE	Year ended	Net EPS RM	Market price as at 7/10/2002 RM	PE multiple times
Hong Leong Industries Berhad	30/06/2001	*	4.82	*
APM Automotive Holdings Berhad	31/12/2001	0.28	2.85	10.2
V.S. Industry Berhad	31/07/2001	0.29	2.70	9.3
Delloyd Ventures Berhad	31/12/2001	0.42	2.51	6.0
Sapura Motors Berhad	31/01/2002	0.24	1.41	5.9
Simple average (times)				**7.8**

Note:
* *Non-meaningful as the company was loss making.*
(Sources: www.klse.com.my and Bloomberg)

The formula to compute the Additional Consideration to reflect the listing premium, was agreed between AMBV and LAP on an arm's length basis. We are of the opinion that the formula is fair and reasonable based on the following:

- The formula valued ATE's portion of the promoters' and public equity at 4.10 times ATE's original cost of investment, 2.8 times the audited NTA of AJ Auto as at 31 December 2000 and 7.5 times AJ Auto's net EPS as at 31 December 2000 based on reasons enumerated on Section 8.2.2(B) above;
- Listing premium captures ATE's share of the public portion valued at the listing price of Rmb9.90 per share;
- A listing premium is accorded to ATE's promoters' shares in AJ Auto which have yet to be listed; and
- The formula is fair and logical in that it applies the promoter's shareholding in AJ Auto to a combined value of capital invested by the promoter and the public.

8.3 Valuation of the LAP Shares and LAP Warrants

8.3.1 LAP Shares

In evaluating the LAP Shares, we have considered the following:

(a) the market prices of LAP Shares on the SGX-ST;

(b) the NTA of LAP; and

(c) the PE multiple of LAP Shares to be issued.

(a) Comparison of LAP Issue Price against Market Price

As stated in Section 3.8 of this IAL, we note that the issue price of SGD0.25 per LAP Share is at a premium to the market prices of LAP Shares as at 8 November 2000, the latest practicable date prior to the execution of the S&P Agreement and 7 October 2002, the latest practicable date prior to the printing of the Circular.

To compensate ATE for receiving LAP Shares whose issue price are at a premium to market price, an issue of free warrants on the basis of one (1) new LAP Warrant for one (1) new LAP Share issued was proposed. Using the Black Scholes Option Pricing Model (as computed by Standard Option Valuation (SOV) model from the Bloomberg system) and after including the relevant assumptions and parameters, the LAP Warrant is valued at SGD0.04. Therefore, the effective issue price of the LAP Share is SGD0.21 based on the issue price of LAP Share of SGD0.25 per share.

The table below sets out a comparison between the issue price of SGD0.25 and the effective issue price of SGD0.21 vis-à-vis the market price of LAP Shares.

	Market Price	**Issue Price (SGD0.25)**		**Effective Issue Price (SGD0.21)**	
		Premium over the market price		**Premium over the market price**	
	SGD	**SGD**	**%**	**SGD**	**%**
Closing price as at 8 November 2000 *(being the latest practicable date prior to the execution of the S&P Agreement for the Proposed Disposal on 10 November 2000)*	0.14	0.11	79	0.07	50
5-days weighted average market price up to 8 November 2000	0.16	0.09	54	0.05	31
Closing price as at 7 October 2002 *(being the latest practicable date prior to the printing of this IAL)*	0.10	0.15	150	0.11	110
5-days weighted average market price up to 7 October 2002 *(being the latest practicable date prior to the printing of this IAL)*	0.11	0.14	127	0.10	91

(Sources: Bloomberg and Circular dated 10 October 2002)

Based on the above table, the issue price of LAP Share at SGD0.25 per share is issued at a 79% and 54% premium over the closing price as at 8 November 2000 and the 5-days weighted average market price up to 8 November 2000 respectively. Using the effective issue price of LAP Shares of SGD0.21 per share, the LAP Shares would be issued at a 50% and 31% premium over the closing price as at 8 November 2000 and the 5-days weighted market price up to 8 November 2000 respectively.

The issue price of LAP Share at SGD0.25 per share is issued at a 150% and 127% premium over the closing price as at 7 October 2002 (being the latest practicable date prior to the printing of this IAL) and the 5-days weighted average market price up to 7 October 2002. Using the effective issue price of LAP Shares of SGD0.21 per share, the LAP Share would be issued at a 110% and 91% premium over the closing price as at 7 October 2002 and the 5-days weighted market price up to 7 October 2002.

The lower market prices of LAP Share relative to the effective value of LAP Share is affected by the slump in regional equity prices. The weakness in LAP Shares prices may not have taken into account the potential long term prospects of LAP's motorcycle operations in the PRC.

The movement in the percentage changes of LAP's market price and the SES All Index for the period after 8 November 2000 (being the latest practicable date prior to the execution of the S&P Agreement for the Proposed Disposal on 10 November 2000) until 7 October 2002 (being the latest practicable date prior to the printing of this IAL) shows that LAP Shares have outperformed the SES All Index.



LION ASIAPAC LTD
SING: SES ALL INDEX
60
40
20
0
-20
-40
NOV00
JAN01
MAR01
MAY01
JUL01
SEP01
NOV01
JAN02
MAR02
MAY02
JUL02
SEP02

(Source: Bloomberg)

(b) NTA Valuation

There are no comparable companies on the KLSE or SGX with identical businesses as LAP. For illustrative purposes, the comparison of the NTA of LAP based on the issue price of SGD0.25 and the simple average P/B of similar companies trading on the KLSE and SGX which are involved in automotive, exports and electronics industries are set out in the table below:

Listed companies on the KLSE	Year ended	NTA per share RM	Market price as at 7/10/2002 RM	P/B times
Hong Leong Industries Berhad	30/06/2001	0.47	4.82	10.2
APM Automotive Holdings Berhad	31/12/2001	1.58	2.85	1.8
V.S. Industry Berhad	31/07/2001	2.20	2.70	1.2
Delloyd Ventures Berhad	31/12/2001	2.27	2.51	1.1
Sapura Motors Berhad	31/01/2001	2.00	1.41	0.7
Simple average (times)				**3.0**

Listed companies on the SGX	Year ended	NTA per share SGD	Market price as at 7/10/2002 SGD	P/B Times
Asti Holdings Limited	31/12/2001	0.23	0.11	0.5
Fastech Synergy Limited	31/12/2001	0.20	0.11	0.6
GP Industries Limited	31/03/2002	0.65	0.54	0.8
Cycle and Carriage Limited	31/12/2001	3.42	3.98	1.2
Simple average (times)				**0.8**

(Sources: www.klse.com.my and www.sgx.com)

The audited consolidated NTA per LAP Share as at 30 June 2001 is SGD0.39. The issue price of SGD0.25 represents approximately 36% discount on the audited consolidated NTA per LAP Share of SGD0.39. The effective issue price of SGD0.21 represents approximately 46% discount on the audited NTA per LAP Share.

	P/B Times
Average P/B of selected KLSE companies with similar businesses *(as stated in the table above)*	3.0
Average P/B of selected SGX-ST companies with similar businesses (as stated in the table above)	0.8
P/B based on issue price of LAP Share @ SGD0.25	0.64
P/B based on effective issue price of LAP Share @ SGD0.21	0.54

The P/B ratio is 0.64 times for the issue price of SGD0.25 and 0.54 times for the effective price of SGD0.21. As compared to the average P/B ratio of the respective selected SGX-ST and KLSE companies with similar businesses of 0.8 times and 3.0 times, LAP Shares are issued at an inexpensive price and as such, on a NTA valuation basis, the LAP Shares are considered to be fair and reasonable.

The P/B ratio is a particularly relevant measure as upon the Proposed Disposal, AMB will be the single largest major shareholder with a 36.76% stake in LAP followed by ACB who will be the second largest shareholder with a 30.65% stake. Upon the conversion of LAP Warrants, AMB will own 52.9% of LAP Shares. As a majority shareholder, it is reasonable to expect that AMB to take into account of the NTA value as this would represent the value it would obtain in a winding-up situation.

(c) PE Valuation

For illustrative purposes only, the comparison of the PE multiple of LAP based on the issue price of SGD0.25 and the EPS for the financial year ended 30 June 2001 and the average PE multiple of similar companies trading on the KLSE and SGX-ST are set out in the table below:

Listed companies on the KLSE	Year ended	Net EPS RM	Market price as at 7/10/2002 RM	PE multiple times
Hong Leong Industries Berhad	30/06/2001	*	4.82	*
APM Automotive Holdings Berhad	31/12/2001	0.28	2.85	10.2
V.S. Industry Berhad	31/07/2001	0.29	2.70	9.3
Delloyd Ventures Berhad	31/12/2001	0.42	2.51	6.0
Sapura Motors Berhad	31/01/2001	0.24	1.41	5.9
Simple average (times)				**7.8**

Listed companies on the SGX-ST	Year ended	Net EPS SGD	Market price as at 7/10/2002 SGD	PE multiple times
Asti Holdings Limited	31/12/2001	0.09	0.11	1.2
Fastech Synergy Limited	31/12/2001	*	0.11	*
GP Industries Limited	31/03/2002	0.04	0.54	13.5
Cycle and Carriage Limited	31/12/2001	0.51	3.98	7.8
Simple average (times)				**7.5**

Note:
* *Loss making companies.*

The comparison of the PE multiple of LAP Share based on the issue price of SGD0.25 per LAP Share and effective issue price of SGD0.21 on the net EPS of SGD0.03 per LAP Share based on the audited results for the financial year ended 30 June 2001 and the average PE multiple of selected companies with similar businesses listed on the KLSE and SGX-ST are as follows:

	PE multiple times
Average PE multiple of selected KLSE companies with similar businesses (as stated in the table above)	7.8
Average PE multiple of selected SGX-ST companies with similar businesses (as stated in the table above)	7.5
PE multiple based on issue price of LAP Share @ SGD0.25	8.3
PE multiple based on effective issue price of LAP Share @ SGD0.21	7.0

However, based on the latest unaudited results of LAP for the financial year ended 30 June 2002, the PE multiples of LAP Share based on the issue price of SGD0.25 and effective issue price of SGD0.21 are not meaningful as the company was in a loss making position *(Source: www.sgx.com)*.

For the financial year ended 30 June 2002, the company recorded a net loss after tax and minority interests of SGD0.87 million compared to net profit after tax and minority interests of SGD7.87 million in the previous financial year. Therefore, based on the latest unaudited results for the financial year ended 30 June 2002, the LAP Shares will be issued at a high premium compared to the respective PE multiples of selected SGX-ST and KLSE companies with similar businesses of 7.5 times and 7.8 times. The financial year's results were mainly affected by losses incurred in its marine food processing business (which ceased operations in March 2002) during the first half of the financial year and a sharp drop of 80% in profit contribution from motorcycle business in the PRC whilst its electronic component division, albeit a smaller contribution to profits of the company, registered a 65% surge in contribution.

The motorcycle industry in the PRC is undergoing a consolidation phase which will last over the next one to two years. The consolidation period is characterised by low selling prices and low profit margins. After the industry has consolidated, it is envisaged that the major players in the PRC motorcycle industry will return to report profit levels achieved previously with the expected demise of the many small weak players. It would not be unreasonable to assume that LAP as the second largest motorcycle manufacturer in the PRC with a 6.4% market share for eight months of 2001 has the necessary economies of scale to ride through the consolidation period. In this respect, the issue of a high PE multiple valuation is mitigated for investors taking a longer term perspective.

(Source: www.chinaproducts.com (extracted from the China Association of Automotive Manufacturers and Beijing Operation of Tianjin Motorcycle Technical Centre, 15 November 2001))

Based on the above, the issue price of the LAP Share of SGD0.25 is fair and reasonable due to the following:

(i) it is at a 36% discount over the audited consolidated NTA per LAP Shares as at 30 June 2001 of SGD0.39;

(ii) it is at a discount of approximately 66% to the average P/B ratio of 1.90 times on selected companies with similar businesses listed on the KLSE and SGX-ST; and

(iii) the high PE multiple based on the latest unaudited results of LAP for the financial year ended 30 June 2002 should be considered together with the industry consolidation taking place and that the longer term prospects for an entrenched player like LAP will still be positive.

8.3.2 LAP Warrants

In evaluating the LAP Warrants, we have considered the indicative value of LAP Warrant using the Black Scholes Option Pricing Model, of SGD0.04.

For illustrative purposes only, and based on the SOV model, the indicative value of the LAP Warrant is SGD0.04. The comparison of the indicative value of the LAP Warrant with the other listed companies traded on the SGX-ST, which have maturity dates which are close to that of LAP Warrants in year 2007, are set out as follows:

Listed companies on the SGX-ST	Maturity Date	*Warrant Price SGD	*Mother Share Price SGD	Gearing times	Exercise Price SGD	Premium %	Volatility %
Circuits Plus Holdings Limited	17 October 2006	0.04	0.08	2.00	0.10	75.0	63.8
Gul Technologies Singapore Ltd	17 September 2005	0.03	0.14	4.67	0.68	407.1	93.2
Multi-Chem Limited	26 November 2005	0.05	0.14	2.80	0.15	42.8	59.0
Singapore Land Limited	23 March 2005	1.17	3.16	2.70	2.20	6.6	41.1
Average				**3.04**		**132.9**	**64.3**
LAP	# 31 October 2007	0.04	0.10	2.50	0.25	190.0	^64.3

(Source: Bloomberg)

Notes:

* *Based on the latest transacted market price of the respective companies as at the latest practicable date up to 7 October 2002.*

\# *Assuming the LAP Warrants will be issued on 1 November 2002 and shall expire on the day immediately preceding the fifth anniversary of the date of issue (i.e. on 31 October 2007).*

^ *Based on the average volatility of the selected companies.*

The gearing associated with a warrant is the multiple of the mother share over the warrant price and measures the leverage effect on the movement of warrant prices for changes in mother share prices as follows:

$$\text{Gearing} = \frac{\text{Mother share}}{\text{Warrant price}}$$

The higher the leverage, the higher is the risk (downside warrant price movement) and reward (upside warrant price movement) of holding the warrants. The premium measures the extent the sum of the warrant price and exercise price exceeds the value of the mother share. The premium reflects the additional value that investors are prepared to pay for the leverage benefits the warrants provide.

Based on the above, the indicative gearing and premium of the LAP Warrant of 2.50 times and 190.0% respectively is within the range of the gearing and the premium of the comparable listed companies between 2.00 times and 4.67 times and 6.6% and 407.1% respectively and therefore the value of the LAP Warrant can be considered to be issued at a reasonable price. The proposed exercise price of the LAP Warrant is SGD0.25.

8.3.3 **Proposed Offer For Sale**

In order to satisfy the public spread requirements of 10% which is a pre-requisite to the approval from the SGX-ST for the listing of and quotation for the LAP Warrants, it is proposed that 25% of the LAP Shares and LAP Warrants be offered for sale to the shareholders of LAP and/or public in Singapore (apart from the ACB and other parties deemed connected to AMBV). AMBV shall serve a notice to LAP on its intention to seek SGX-ST's approval for the listing of and quotation for the LAP Warrants on the SGX-ST at any time after the completion of the Proposed Disposal but before the end of three and a half (3 ½) years from the issue date of the LAP Warrants. LAP shall be obligated to assist AMBV to obtain the aforesaid approval upon receipt of the notice.

It should be highlighted that in the event the public spread requirement of 10% is not met, the LAP Warrants will not be listed. Under such circumstances, the unlisted LAP Warrants can only be realised by conversion to LAP Shares if the LAP Shares trades above the exercise price of SGD0.25 on or before expiry of the LAP Warrants in five (5) years time.

9. ***Financial effects of the Proposals***

9.1 **Effects of the Proposals**

As stated in Section 8 of the Circular, the effects of the Proposals are as follows:

(a) **Share Capital and Major Shareholders**

The Proposals would not have any effect on the share capital and major shareholders of AMB as it does not involve an issuance of new AMB shares.

(b) **NTA**

For illustrative purposes only, based on the audited consolidated balance sheets of AMB as at 30 June 2001 and on the assumption that the Proposed Disposal is effected as at that date, the proforma effect of the Proposed Disposal on the consolidated NTA of AMB after taking into account, *inter alia*, the estimated gain of approximately RM41.2 million (calculated based on the AMB Group's estimated share of the post acquisition reserves of the ATE Group up to 30 June 2001) from the Proposed Disposal is as follows:

	Audited as at 30 June 2001 RM'000	**After the Proposed Disposal RM'000**
Share capital	147,451	147,451
Share premium	72,810	72,810
Translation reserves and other reserves	116,222	107,346
Retained earnings	(288,554)	(247,394)
Shareholders' funds	47,929	80,213
Less:		
Deferred expenditure	(1,648)	(1,648)
Goodwill	(21,124)	(21,124)
NTA	25,157	57,441
NTA per share (RM)	0.17	0.39

Based on the table above, the proforma consolidated NTA per AMB share is expected to increase by approximately 22 sen per AMB share to approximately RM0.39 per AMB share as at 30 June 2001 upon the completion of the Proposed Disposal.

The Directors of AMB further estimate that the non-release of the Escrow Securities to AMBV as discussed in Section 3.5 of this IAL (in the event that none of the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period) would not have a material impact on the proforma consolidated NTA of AMB as at 30 June 2001.

The Proposed Internal Restructuring of ATE, Proposed Subscription and Proposed Offer For Sale are not expected to have a material effect on the consolidated NTA of AMB.

(c) **Earnings**

Barring any unforeseen circumstances and based on the assumption that the Proposed Disposal is completed by 31 October 2002, your Board forecasts that the Proposed Disposal would result in an estimated gain of approximately RM35.2 million to the AMB Group for the financial year ending 30 June 2003 (after taking into account, *inter* alia, the AMB Group's estimated share of the post acquisition reserves of the ATE Group up to 31 October 2002). This would translate into an increase of approximately 23.9 sen to the consolidated net EPS of the AMB Group for the financial year ending 30 June 2003.

As discussed in Section 3.5 above, approximately 1.075 million LAP Shares with 1.075 million free LAP Warrants attached may be deposited with the Escrow Agent in the event that the Outstanding PORs are not transferred by AJ Group to HJ Auto prior to the completion of the Proposed Disposal. On the assumption that none of the Outstanding PORs are transferred by AJ Group to HJ Auto within the Escrow Period, the Directors of AMB estimate that the potential impact of the non-release of the aforesaid Escrow Securities to AMBV on the earnings of the AMB Group would be RM0.58 million.

For illustrative purposes only, your Board estimates that with the implementation of the Proposed Offer For Sale, it would result in an interest savings to the consolidated earnings of the AMB Group, arising from the utilisation of the proceeds from the Proposed Offer For Sale to repay its borrowings. Based on the current average interest rate applicable to the AMB Group's borrowings of approximately 8% per annum and assuming that the LAP Shares with free detachable LAP Warrants attached at SGD0.25 per LAP Share and the Proposed Offer For Sale is fully taken up, the interest savings is estimated to be approximately RM1.61 million per annum.

The Proposed Internal Restructuring of ATE and Proposed Subscription are not expected to have a material effect on the earnings of AMB Group for the financial year ending 30 June 2003.

(d) **Group Structure**

Information on the corporate structure of ATE before and after the Proposals, is set out as follows:

Before Proposals



AMB
100%
AMBV
100%
ATE
15.98%*
25%
50%
50%
50%
80%
20%
70%
100%
AJ Auto
HJ Auto
Wuhan Fortune@
Hunan Changfa
Jiangxi Fuqi
Silverstone Tyre
LAI
Willet Investment
AMB Aerovest

After Proposals



LAP
100%#
ATE
25%
15.98%*
HJ Auto
AJ Auto
AMB
100%
AMBV
100%
100%
100%
100%
20%
100%
Chrome Marketing Sdn Bhd **
Lion Tyre Venture Sdn Bhd **
Range Grove Sdn Bhd **
Seintasi Sdn Bhd ***
LAI
AMB Aerovest
50%
50%
50%
80%
70%
Jiangxi Fuqi
Hunan Changfa
Wuhan Fortune@
Silverstone Tyre
Willet Investment

Notes:

*	*After the Listing of AJ Auto.*
**	*Pursuant to the Proposed Internal Restructuring of ATE, these companies would be utilised to acquire ATE's interests in Jiangxi Fuqi, Hunan Changfa and Wuhan Fortune respectively.*
***	*Pursuant to the Proposed Internal Restructuring of ATE, Seintasi Sdn Bhd has been nominated by AMBV to be the registered and beneficial owner of ATE's interests in Silverstone Tyre and Willet Investment.*
#	*The 9.19% equity interest in ATE to be held by Andar for TSWC after the Proposed Subscription will also be disposed to LAP pursuant to the S&P Agreement (as varied and supplemented by the Supplement Agreements).*
@	*On 5 August 2002, AMB announced that ATE had entered into a sale and purchase agreement to dispose of its entire 50% equity interest in Wuhan Fortune to Tri-Ring Group Co.*

9.2 Future Prospects of the LAP Group, AMB Group and the China economy

It should be highlighted that AMB does not intend to hold LAP as a long-term investment to AMB. As such, AMB will not equity account or consolidate the financial results of the LAP Group into the financial results of the AMB Group. Until AMB disposes of its holdings in LAP, AMB will be affected by LAP's prospects. Prospects for LAP in the near-term are characterised by heightened competitive business conditions as with China's entry into the World Trade Organisation (WTO), top world manufacturers are expected to set up more joint-venture companies in the motorcycle industry in most parts of the PRC to capture more market share.

(i) Background of the LAP Group

LAP is principally engaged in investment holding. Its principal subsidiaries are involved in investment holding, design-in and distribution of semiconductors and related components. Its associated companies are principally engaged in the manufacture of motorcycle components and the assembly of motorcycles.

Based on the audited consolidated results of the LAP Group for the past five financial years ended 30 June 2001, the turnover of the LAP Group has shown a recovery trend and returned to profitability in the financial year ended 30 June 2001. The improved performance for the financial year ended 30 June 2001 is mainly attributable to the sale of its loss-making container manufacturing company. However, the latest unaudited results ended 30 June 2002 showed a sharp decline in profitability with PBT falling by 95% owing to the loss-making marine food business and the weak and competitive motorcycle market conditions in the PRC.

(ii) Prospects of the LAP Group

For the latest unaudited results for the financial year ended 30 June 2002, the Group reported a slight decrease in turnover by 3% to SGD85.5 million from SGD88.5 million in the previous financial year. Net loss after tax and minority interests was SGD0.87 million, whilst the net profit after tax and minority interests for the previous financial year was SGD7.87 million. This was due to the cessation of marine food processing business operated by Sonlife International Pte Ltd (Sonlife) in March 2002 which experienced a large drop in turnover and increase in losses during the first half of the financial year. The electronic component distribution division which contributed to approximately 90% of total turnover, registering a 65% improvement in profit contribution.

The LAP Group's share of the motorcycle business reported a 80% decrease in PBT to SGD3.7 million, compared to SGD18.6 million in the previous financial year. This was mainly due to a drop in domestic sales volume as a result of intense competition amongst local manufacturers, especially from other top manufacturers which had identified the Group as one of their major competitors. In addition, selling prices of its motorcycles were reduced in the face of drastic price undercutting, which led to decline in profit margins.

LAP's motorcycle business faces the following challenges over the next few years:

(i) With China's entry into the WTO in late 2001, competition in its motorcycle industry is expected to heightened in the coming years with challenges from foreign manufacturers, in addition to unabated intense competition amongst local manufacturers. Top world manufacturers are expected to set up more joint-venture companies in most parts of the PRC to capture more market share.

(ii) The motorcycle industry in the PRC is undergoing a consolidation phase. This phase characterised by pricing pressure and low profit margin is expected to last over the next one to two years. Based on the discussion with the management of LAP, it is estimated that there are more than 250 motorcycle manufacturers in the PRC, with the top fifteen players commanding about a 70% market share. The industry consolidation will result in mergers and the withdrawal of the weaker players.

The motorcycle industry still offers attractive long-term prospects and based on the discussion with the management of LAP, we believe LAP will be able to meet the challenges faced based on the following:

(i) Through LAP's 22% associated company, Zhejiang Qianjiang Motorcycle Company Limited (ZQ),which is listed on the Shenzen Stock Exchange, LAP is one of the top three motorcycle manufacturers in terms of volume in the PRC with an estimated 6.4% market share. Any consolidation arising from the industry consolidation will eliminate weaker players and may result in higher motorcycle selling prices. LAP's ability to ride through the consolidation period is also aided by the integrated nature of its motorcycle business. LAP also owns four motorcycle parts manufacturing companies and one motorcycle assembly company of which about 90% of the total production is for ZQ.

(ii) LAP produces a wide range of motorcycles with about 20 models with retail unit selling prices starting from Rmb2,000 to Rmb10,000. While more imports are expected following the PRC's WTO membership, imports appeal predominantly to the premium market segment. Over the years, LAP has improved its technical capability and launched improved product offerings.

The company has embarked on a continuous path of restructuring and improving its products mix, developing new products models, beefing up its Research and Development (R&D) capabilities and upgrading production facilities. It has also recently identified a new market segment for its scooters which is expected to provide considerable growth.

LAP has recently engaged foreign companies to upgrade its motorcycle design to compete more effectively post-WTO regime. The ability of foreign manufacturers to set up production facilities in the PRC to compete against local producers will also rest on their ability to achieve the desired economies of scale. The PRC is the largest producer of motorcycle in the world with an annual production unit of 9 million to 11 million units over the last two years with the PRC commanding about 50% of the estimated total motorcycle production volume of between 20 million to 23 million in the world. LAP's position is fairly entrenched as it enjoys considerable scale economies given it produced 0.69 million units in 2001 (2000: 1.0 million units). In terms of volume of production, ZQ would rate as one of the largest motorcycle producer in the world.

(Sources: www.autoparts.globalsources.com, www.yamaha-motor.com and www.sgx.com)

(iii) LAP plans to adopt the following operational strategies to retain its position as one of the largest and profitable motorcycle manufacturers in the PRC:

(a) continuously upgrade its R&D capabilities to improve product quality which would result in the introduction of new models with low production cost;

(b) improve and expand its existing distribution network. This will include expanding its market coverage in the PRC and the identification of export markets for its existing products. The export markets identified include Indonesia, Vietnam, South America and selected countries in Europe; and

(c) continuous cost improvement to its manufacturing process through better production efficiencies.

LAP's acquisition of ATE, which was approved by its shareholders on 4 September 2002, is in line with LAP's intention to focus on the transport industry in the PRC which is expected to grow in the long term in tandem with the growing PRC economy.

(iii) **Prospects of the AMB Group**

The AMB Group is currently experiencing the financial constraints, i.e. inadequate cash flows from business operations to service their debt obligations. Based on the annual report of the AMB Group for the financial year ended 30 June 2001, the shareholders' funds of the Group has declined significantly from RM231.94 million in year 2000 to RM47.93 million in year 2001. Barring any unforeseen circumstances, the Board of AMB expects the operating environment of the AMB Group for the next financial year ending 30 June 2002 to remain challenging *(Source: Annual Report of AMB as at 30 June 2001)*.

As stated in Section 9.1(b) and (c) of this IAL, upon the completion of the Proposed Disposal which will facilitate the implementation of the Proposed AMB Scheme, the NTA per share of the AMB Group of RM0.17 per share based on the audited consolidated balance sheet of AMB as at 30 June 2001 will improve by 22 sen or approximately 129.4% to RM0.39 per share. Further, the Board estimates that the Proposed Disposal would generate an estimated gain of approximately RM35.2 million to the AMB Group for the financial year ending 30 June 2003.

The future prospect of the AMB Group is dependent on the successful implementation of its Proposed AMB Scheme. Upon completion of its Proposed AMB Scheme, the Group will be in a stronger financial footing to face the challenges ahead.

(iv) **Prospects of the China economy**

Now that the PRC has joined the WTO, the PRC government will have to ensure compliance with the ensuing obligations, while striving to protect vulnerable sectors of the economy from foreign competition. Economic growth will be sustained in 2002 by government fiscal stimulus and will accelerate moderately in 2003 as export demand recovers. Consumer prices will remain stable, but the threat of deflation will persist.

To boost the economy while persisting with state-owned enterprise (SOE) reform and opening domestic markets wider to foreign competition, the government will sustain its bond-financed investment programme for a further year in 2002 and will boost consumer demand further by increasing civil service salaries, pensions and welfare payments.

Officially measured real annual Gross Domestic Product (GDP) growth fell from 8% in 2000 to 7.3% in 2001. In the fourth quarter of 2001 growth slowed to 6.5% year on year. Actually realised foreign direct investment (FDI) totalled USD46.8 billion in 2001, 14.9% higher than in 2000. Urban incomes are reported to have risen by 8.2% in 2001, while those in rural areas were up by only 4%. The consumer price index rose by 0.7% in 2001, whereas the retail price index fell by 0.8%. Industrial output growth (constant prices, valued-added) slowed from 11.4% in 2000 to 9.9% in 2001. Total SOE profits are estimated to have slumped by 9.2% in 2001 as a whole.

Real annual officially measured GDP growth will continue at 7.3% for the second year running in 2002, before accelerating slightly to 7.6% in 2003. The main driver of growth will remain government fixed investment, supported by large inflows of FDI. Private consumption growth will help to underpin investment-driven growth. The external sector will be a drag on growth in 2002 to 2003, knocking 0.7% percentage points off the GDP growth rate in 2002 and 0.4% percentage points in 2003, as import growth exceeds export growth. The acceleration in exports that is expected to begin in late 2002 will boost incomes in the manufacturing sector and so help to stimulate demand.

(Source: Economist Intelligence Unit: China Country Report February 2002)

10. Further information

We advise the minority shareholders of AMB to refer to the Circular and the appendices set out in this IAL for further information. The minority shareholders should also carefully consider the risk factors as set out in Section 4.7 of the Circular.

11. Conclusion and recommendation

We have in the foregoing sections, set out our evaluation of the Proposed Subscription and Proposed Disposal. A summary of our evaluation of the Proposed Subscription and Proposed Disposal is set out below:

Rationale of the Proposed Subscription and Proposed Disposal

The rationale of the Proposed Subscription and Proposed Disposal are summarised as follows:

(a) The Proposed Subscription will facilitate the Listing of AJ Auto on the SSE. The AMB Group will benefit from the Additional Consideration reflecting the listing premium from the Listing of the AJ Auto; and

(b) The Proposed Disposal will convert AMB's current unlisted investment in ATE into a more liquid and marketable securities in the form of LAP Shares which are listed on the SGX-ST and LAP Warrants, which are also intended to be listed on the SGX-ST upon satisfaction of the Board that the market conditions are conducive. The rationale for the Proposed Disposal is to facilitate funds raising for the part repayment of borrowings and other working capital requirements of the AMB Group. Upon completion of the Proposed Disposal, AMB will able to realise the listing premium to report an estimated gain of RM35.2 million.

Pricing of the subscription issue price

The subscription issue price of RM1.33 per share pursuant to the Proposed Subscription represents its proforma NTA of the ATE Group as at 31 December 1999. The subscription issue price over the adjusted proforma NTA of 1.0 time is reasonable in view of ATE's unlisted status.

Pricing of Initial Consideration and Additional Consideration	The Initial Consideration of SGD15.4 million (equivalent to RM33.2 million) which is based on the adjusted proforma NTA of the ATE Group as at 31 December 1999 is fair and reasonable. The Additional Consideration for the listing premium is fair and reasonable as the formula adequately captures ATE's share of the public portion of the equity at Rmb9.90 per share being the subscription price of the new shares issued to the public at the IPO.
Pricing of LAP Shares and LAP Warrants	• The issue price of the LAP Shares of SGD0.25 and the effective issue price of SGD0.21 per LAP Share (after accounting the indicative value of LAP Warrants of SGD0.04 based on the SOV model) is issued at an approximate discount of 36% and 46% of the audited consolidated NTA per LAP Share of SGD0.39 as at 30 June 2001. On the P/B ratio criteria, the LAP Shares are issued at an attractive discount when compared to P/B ratios of a selection of companies with similar businesses trading on the KLSE and SGX-ST. With AMB as the single largest major shareholder in LAP, the P/B ratio is a relevant valuation method. Based on the latest unaudited results for the financial year ended 30 June 2002, the issue price of LAP Shares when measured on a PE valuation is not attractive. However, if investors take into consideration the industry consolidation which is currently taking place and the entrenched position of LAP as the top three motorcycle producers in the PRC with approximately 1.0 million unit production in 2000, the longer term prospects of LAP should be reasonably positive. • The indicative value of LAP Warrant of SGD0.04 based on the SOV model, with the indicative gearing and premium of 2.50 times and 190.0% respectively is within the range of the respective gearing and premium of the comparable listed companies between 2.00 times and 4.67 times and 6.6% and 407.1%. The lower market prices of LAP Share relative to the effective value of LAP Share is affected by the slump in regional equity prices. The weakness in LAP Shares prices may not have taken into account the potential long term prospects of LAP's motorcycle operations in the PRC.
Financial effects	Upon completion of the Proposed Subscription and Proposed Disposal, the proforma consolidated NTA of AMB is expected to increase by 22 sen per share as a result of the estimated gain from the Proposed Disposal. The Proposed Disposal would result in an increase of approximately 23.9 sen to the consolidated after tax earnings per AMB share for the financial year ending 30 June 2003.
Future prospects of the LAP Group and the AMB Group	The Proposed Subscription and Proposed Disposal will facilitate the AMB Group to achieve a better financial footing in the future which is the objective of the Proposed AMB Scheme. The motorcycle industry still offers attractive long-term prospects, particularly to LAP, an entrenched player with 6.4% market share and a top three manufacturer in the PRC. In this connection, LAP should be able to meet the challenges arising from the industry consolidation and increased competition from the PRC's WTO membership.

On the basis of the foregoing and our evaluation of the Proposed Subscription and Proposed Disposal, we are of the opinion that the Proposed Subscription and Proposed Disposal are fair and reasonable, and not detrimental to the minority shareholders of AMB.

Accordingly, we recommend that you **VOTE IN FAVOUR** of the resolutions pertaining to the Proposed Subscription and Proposed Disposal to be tabled at the forthcoming EGM of AMB.

Yours faithfully
For and on behalf of
SOUTHERN INVESTMENT BANK BERHAD

YAP FAT
Acting Chief Executive Officer

ROZANA MAKHZAN
Head - Director
Corporate Finance

INFORMATION ON ATE

1. **History and Business**

ATE was incorporated in Malaysia on 24 July 1990 as a private limited company under the name of Cermat Mekar Sdn Bhd. On 30 April 1991, the company changed its name to Suzuki Concessionaires Sdn Bhd and subsequently assumed its present name on 18 March 1996.

ATE is a wholly-owned subsidiary of AMBV, which is in turn a wholly-owned subsidiary of AMB. ATE is an investment holding company and its subsidiary and associated companies are principally engaged in the business of investment holding, manufacturing and sale of tyres and manufacturing of light trucks and buses.

Based on the audited results of the ATE Group for the financial year ended 30 June 2001, the key associated companies and investment of the ATE Group, namely Nanjing Jincheng Machinery Co Ltd ("NJMC"), HJ Auto and AJ Auto, have contributed RM19 million to the Group's PBT collectively.

NJMC, an effectively 47.7% owned associated company of ATE, is principally engaged in the manufacturing of motorcycles in the PRC. The motorcycle manufacturing plant of NJMC is located at Wushu, in the out skirt of Nanjing City, Jiangsu Province. The manufacturing plant has a land area of 580,000 square meters and a total built up area of 79,624 square meters.

The plant is currently running an eight-hours production shift per day with six assembly lines, which provide NJMC with an annual production capacity of approximately 800,000 units of motorcycle per annum. The current output level is at an average of 30,000 units per month.

Approximately 80% of NJMC's products are sold in the domestic market of the PRC in the financial year of 2001, whilst the balance 20% of NJMC's products were exported to countries such as Vietnam, Indonesia, Iran, Argentina, Columbia, Turkey and Greece.

Further business information on AJ Auto and HJ Auto are set out in Appendix I(A) and Appendix I(B) of this Circular.

2. **Share Capital**

As at 24 September 2002, ATE has an authorised share capital of RM200,000,000 comprising 95,600,000 ordinary shares of RM1.00 each, 102,600,000 RPS 'A' of RM1.00 each and 180,000,000 RPS 'B' of RM0.01 each. The total issued and paid-up share capital is RM115,900,000 comprising 11,500,000 ordinary shares of RM1.00 each, 102,600,000 RPS 'A' of RM1.00 each and 180,000,000 RPS 'B' of RM0.01 each.

Details of the changes in the issued and paid-up share capital to date since incorporation are as follows:

Date of allotment	No. of shares allotted	Par value RM	Considerations	Total issued and paid-up share capital RM
Ordinary shares				
24.7.1990	2	1.00	Cash at par	2
30.6.1994	11,499,998	1.00	Cash at par	11,500,000
RPS 'A'				
29.6.1996	102,600,000	1.00	Cash at par	114,100,000
RPS 'B'				
30.6.1997	180,000,000	0.01	Cash at premium of RM0.99 each	115,900,000

3. **Major Shareholders**

As at 24 September 2002, ATE is a wholly-owned subsidiary of AMBV, which is in turn a wholly-owned subsidiary of AMB.

4. **Directors' Shareholdings**

As at 24 September 2002, none of the Directors of ATE has any direct or indirect interest in ATE.

5. **Subsidiary and Associated Companies**

The subsidiary and associated companies of ATE as at 24 September 2002 are as follows:

Name of Company	Date and Place of Incorporation	Issued & paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary Companies				
Silverstone Tyre	19.5.1993 Singapore	SGD31,750,100	80	Investment holding
Willet Investment	15.10.1992 Singapore	SGD45,954,450	70	Investment holding
Lion Rubber Industries Pte Ltd	7.10.1993 Singapore	SGD10,000,000	70#	Investment holding
Dong Feng Lion Tyre Co Ltd	9.12.1993 PRC	Rmb450,251,668	55#	Manufacture and sale of tyres
AMB Aerovest Limited	15.4.1993 British Virgin Islands	USD9,818,183	100	Investment holding
Wuhan Fortune	19.9.1994 PRC	USD12,000,000	50	Manufacture of light trucks and buses
Associated Companies				
LAI	6.9.1990 Singapore	SGD33,000,000	20	Investment holding
NJMC	18.3.1994 PRC	USD118,000,000	47.7#	Manufacture of motorcycles
Jiangxi Fuqi	4.7.1996 PRC	USD20,000,000	50	Assembly and sale of 4-wheel drive vehicles and related components

INFORMATION ON ATE

Name of Company	Date and Place of Incorporation	Issued & paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
HJ Auto	4.7.1996 PRC	USD29,990,000	25	Manufacture and sale of commercial trucks, agriculture vehicles and car components
Hunan Changfa	29.3.1996 PRC	Rmb239,794,655	50	Manufacture of automotive engine

Note:

\# *Holding in equity by subsidiary companies.*

6. **Profit and Dividend Record**

The audited results and dividend records of ATE for the five (5) financial years ended 30 June 2001 and the unaudited results for the financial year ended 30 June 2002 are summarised as follows:

	<---Audited				--->	Unaudited
Financial years ended 30 June	**1997 RM'000**	**1998 RM'000**	**1999 RM'000**	**2000 RM'000**	**2001 RM'000**	**2002 RM'000**
Turnover	13,091	15,271	11,780	4,305	2,032	5,988
PBT	12,986	28,034	3,839	4,049	1,692	5,461
Taxation	(2,700)	(3,080)	(2,082)	263	(29)	(20)
PAT	10,286	24,954	1,757	4,312	1,663	5,441
No. of ordinary shares in issue ('000)	11,500	11,500	11,500	11,500	11,500	11,500
Net EPS (sen)	89.4	217.0	15.3	37.5	14.5	47.3
Gross dividend per ordinary share (%)	10	50	40	130	-	20

Notes:

1. *No consolidated financial statements are prepared for ATE and its subsidiary and associated companies, as ATE is a wholly-owned subsidiary of AMBV, which is in turn a wholly-owned subsidiary of AMB.*

2. *There were no exceptional and extraordinary items in the financial years under review.*

Commentary on past performances

(i) The major source of income for ATE comprises dividend income from unquoted investments, subsidiary and associated companies. For the financial year ended 30 June 1997, ATE recorded a turnover of RM13.1 million (1996: RM45.0 million) and a PBT of RM13.0 million (1996: RM45.0 million), which represent a 70.9% and 71.1% decrease in turnover and PBT respectively as compared to 1996. The decrease in turnover was due to lower dividend received from ATE's unquoted investments by RM36.0 million. The decrease was, however, partially off set by an increase in dividend received from subsidiary and associated companies amounted to RM4.1 million.

(ii) For the financial year ended 30 June 1998, ATE recorded an increase in turnover of RM2.2 million or 16.7% and an increase in PBT of RM15.0 million or 115.9% as compared to 1997. The improvement in turnover was due to higher dividend received from ATE's unquoted investments. After incorporating a foreign currency translation gain on inter-company balances amounted to RM12.8 million, ATE reported a significantly higher PBT of RM28.0 million during the financial year.

(iii) For the financial year ended 30 June 1999, ATE recorded a decrease in turnover of RM3.5 million or 22.9% and a decrease in PBT of RM24.2 million or 86.3% as compared to 1998. Dividend income from the unquoted investments had reduced by RM3.5 million to RM7.4 million during the financial year whilst the amount of dividend received from subsidiary and associated companies remain unchanged at RM4.3 million.

The lower PBT was mainly related to the recognition of a foreign exchange loss on inter-company balances amounted to RM12.5 million.

(iv) For the financial year ended 30 June 2000, ATE recorded a decrease in turnover of RM7.5 million or 63.5% and a corresponding decrease in PBT of RM0.2 million or 5.5% as compared to 1999. The unquoted investments were disposed by ATE during the year, hence, no dividend income was recognised from unquoted investments, as compared to a RM7.4 million dividend recorded in the previous financial year. Turnover for the year, thus, consists of only dividend received from subsidiary and associated companies of RM4.3 million.

(v) For the financial year ended 30 June 2001, ATE recorded a decrease in turnover of RM2.3 million or 52.8% and a corresponding decrease in PBT of RM2.4 million or 58.2% as compared to 2000. The decrease was mainly due to lower dividend declared by the associated companies of ATE in the PRC.

(vi) For the unaudited financial year ended 30 June 2002, ATE recorded a turnover and PBT of RM6.0 million and RM5.5 million respectively. This represents a 194.7% and 222.8% increase from the previous financial year's results. The favourable results are largely attributed to higher dividend income received from ATE's associated companies.

7. **Audited Financial Statements**

An extract of the audited financial statements of ATE for the financial year ended 30 June 2001 together with the Auditors' report are set out overleaf. There is no audit qualification in respect of the financial statements.

ONG BOON BAH & CO
PUBLIC ACCOUNTANTS

Company No. 201375 D

REPORT OF THE AUDITORS TO THE MEMBERS OF ANGKASA TRANSPORT EQUIPMENT SDN BHD

We have audited the financial statements set out on pages 73 to 86. The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion :

(a) the financial statements which have been prepared under the historical cost convention are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Company; and

   (ii) the state of affairs of the Company as at 30 June 2001 and of the results, cash flows and statement of changes in equity of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the said Act.

ONG BOON BAH & CO
AF:0320
Public Accountants

WONG SOO THIAM
1315/11/02(J)
Partner of the Firm

Kuala Lumpur

26 OCT 2001

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

Company No. 201375 D

ANGKASA TRANSPORT EQUIPMENT SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET
AS AT 30 JUNE 2001

	Note	2001 RM	2000 RM
SUBSIDIARY COMPANIES	2	166,556,875	166,556,875
ASSOCIATED COMPANIES	3	113,881,716	97,016,716
CURRENT ASSETS			
Other debtor and prepayment		3,098	259,386
Amount due from related companies		31,509,692	50,989,497
Amount due from subsidiary companies		78,075,199	78,068,997
Amount due from an associated company		2,281,767	4,305,010
Fixed deposit with a financial institution		2,334,266	2,331,008
Cash at bank		33,301	18,743
		114,237,323	135,972,641
CURRENT LIABILITIES			
Other creditors and accruals		12,989,137	6,495
Amount due to a related company		-	19,472,453
Amount due to a subsidiary company		8,151,929	8,195,879
Amount due to an associated company		55,351,563	55,351,563
		76,492,629	83,026,390
NET CURRENT ASSETS		37,744,694	52,946,251
		318,183,285	316,519,842
Financed by:			
SHARE CAPITAL	4	115,900,000	115,900,000
SHARE PREMIUM	5	178,200,000	178,200,000
ACCUMULATED PROFIT		24,083,285	22,419,842
		318,183,285	316,519,842

The accompanying notes form an integral part of the financial statements.

Company No. 201375 D

ANGKASA TRANSPORT EQUIPMENT SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM	2000 RM
Revenue	6	2,031,767	4,305,010
Other operating income		97,986	215,150
Other operating expenses		(4,505)	(4,390)
Profit from operations		2,125,248	4,515,770
Finance costs	7	(433,217)	(467,206)
Profit before taxation	8	1,692,031	4,048,564
Taxation	9	(28,588)	263,343
Profit after taxation		1,663,443	4,311,907

Company No. 201375 D

ANGKASA TRANSPORT EQUIPMENT SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	Share capital RM	Share premium RM	Accumulated profit RM	Total RM
Balance at 30 June 1999		115,900,000	178,200,000	28,947,103	323,047,103
Net profit for the financial year		-	-	4,311,907	4,311,907
Dividends	10	-	-	(10,839,168)	(10,839,168)
Balance at 30 June 2000		115,900,000	178,200,000	22,419,842	316,519,842
Net profit for the financial year		-	-	1,663,443	1,663,443
Balance at 30 June 2001		115,900,000	178,200,000	24,083,285	318,183,285

Company No. 201375 D

ANGKASA TRANSPORT EQUIPMENT SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM	2000 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		1,692,031	4,048,564
Adjustments for:			
Unrealised loss on foreign exchange		(18,649)	(134,002)
Dividend income		(2,031,767)	(4,305,010)
Interest income		(79,317)	(81,118)
Interest expenses		433,190	467,065
Operating loss before working capital changes		(4,512)	(4,501)
(Increase)/Decrease in other receivables		(300)	14,092,365
Increase in other payables		12,550,642	4,200
Cash generated from operations		12,545,830	14,092,064
Income tax (paid)/refunded		(22,000)	6,755
Net cash inflow from operating activities		12,523,830	14,098,819
CASH FLOWS FROM INVESTING ACTIVITIES			
Increase in amount due from subsidiary companies		(6,202)	(14,095,000)
Decrease/(Increase) in amount due from related companies		19,498,454	(67,580)
Purchase of an associated company		(16,865,000)	-
Proceeds from disposal of investments		-	67,600
Interest received		79,317	81,118
Dividends received		4,305,010	-
Net cash inflow/(outflow) from investing activities		7,011,579	(14,013,862)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid		-	(10,839,168)
(Decrease)/Increase in amount due to a related company		(19,473,643)	15,141,558
(Decrease)/Increase in amount due to subsidiary companies		(43,950)	2,211,990
Decrease in amount due to associated companies		-	(6,387,037)
Net cash (outflow)/inflow from financing activities		(19,517,593)	127,343
Net increase in cash and cash equivalents		17,816	212,300
Cash and cash equivalents brought forward		2,349,751	2,137,451
Cash and cash equivalents carried forward	11	2,367,567	2,349,751

The accompanying notes form an integral part of the financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial statements have been prepared under the historical cost convention and comply with applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

(b) Associated companies

A company other than a subsidiary company in which the Company has a long term equity investment of between 20% to 50% and where the Company has representation on the Board and is in a position to exercise significant influence is accounted for as an associated company.

(c) Investments

Investments in subsidiary companies and associated companies are stated at cost and provision is made where, in the opinion of the directors, there is a permanent diminution in value.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(d) Foreign currency

Foreign currency transactions have been translated into Ringgit Malaysia at rates ruling on the transaction dates. Monetary assets and liabilities in foreign currencies at the end of the financial year are translated into Ringgit Malaysia at rates ruling at the balance sheet date. All exchange differences are included in the income statement.

The principal closing rates used in translation of the foreign currency amounts were as follows:

	2001 RM	2000 RM
Foreign currency		
US Dollar	3.8000	3.8000
Chinese Renminbi	0.4591	0.4589

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

(f) Revenue recognition

Income from investments is included in the income statement when the right to receive payment is established.

2. SUBSIDIARY COMPANIES

	2001 RM	2000 RM
Unquoted investments at cost	166,556,875	166,556,875

The subsidiary companies are:

Name of Company	Country of incorporation	Holding in equity 2001 %	2000 %	Principal activities
Silverstone Tyre (S) Pte Ltd	Singapore	80	80	Investment holding
Willet Investment Pte Ltd	Singapore	70	70	Investment holding
Lion Rubber Industries Pte Ltd	Singapore	70	70	# Investment holding
Dong Feng Lion Tyre Co Ltd	China	55	55	# Manufacture and sale of tyres
AMB Aerovest Limited	British Virgin Islands	100	100	Investment holding
Wuhan Fortune Motor Co Ltd	China	50	50	Manufacture of light trucks and buses

Holding in equity by subsidiary companies.

All the financial statements of the subsidiary companies are not audited by Ong Boon Bah & Co.

The Company regards Wuhan Fortune Motor Co Ltd as a subsidiary company as the Company has control over its financial and operating policy decisions.

No consolidated financial statements are prepared as the Company is a wholly-owned subsidiary of AMB Venture Sdn Bhd, which in turn is a wholly-owned subsidiary of Angkasa Marketing Berhad, a quoted company incorporated in Malaysia.

3. ASSOCIATED COMPANIES

	2001 RM	2000 RM
Unquoted investments at cost	113,881,716	97,016,716

3. ASSOCIATED COMPANIES (cont'd)

The associated companies are:

Name of Company	Country of incorporation	Holding in equity 2001 %	Holding in equity 2000 %	Accounting year end	Principal activities
Lion Asia Investment Pte Ltd	Singapore	20	20	30 June	Investment holding
Nanjing Jincheng Machinery Co Ltd	China	47.7	47.7	31 December	# Manufacture of motorcycles
Hunan Changfa Automobile Engine Co Ltd	China	50	50	31 December	Manufacture of automotive engine
Hefei Jianghuai Automotive Co Ltd	China	25	25	31 December	Manufacture and sale of commercial trucks, agriculture vehicles and car components
Jiangxi Fuqi Motor Co Ltd	China	50	50	31 December	Assembly and sale of 4-wheel drive vehicles and related components
Anhui Jianghuai Automotive Chassis Co. Ltd	China	24.5	-	31 December	Manufacture and sale of automotive chassis and gearbox components

\# Holding in equity by a subsidiary company.

No equity accounting is prepared for the associated companies as the Company is a wholly-owned subsidiary of AMB Venture Sdn Bhd, which in turn is a wholly-owned subsidiary of Angkasa Marketing Berhad, a quoted company incorporated in Malaysia.

4. SHARE CAPITAL

	2001 RM	2000 RM
Authorised:		
95,600,000 Ordinary shares of RM1.00 each	95,600,000	95,600,000
102,600,000 Preference 'A' shares of RM1.00 each	102,600,000	102,600,000
180,000,000 Preference 'B' shares of RM0.01 each	1,800,000	1,800,000
	200,000,000	200,000,000
Issued and fully paid:		
11,500,000 Ordinary shares of RM1.00 each	11,500,000	11,500,000
102,600,000 Preference 'A' shares of RM1.00 each	102,600,000	102,600,000
180,000,000 Preference 'B' shares of RM0.01 each	1,800,000	1,800,000
	115,900,000	115,900,000

4. SHARE CAPITAL (cont'd)

The preference 'A' shares of RM1.00 each of the Company carry the following features:

(i) The preference shares shall carry the right to preference dividend (non-cumulative), which shall not exceed RM100.00 per preference share per annum in priority to ordinary shares;

(ii) The preference shares shall rank, both as regard dividend and return of capital, in priority to the ordinary shares in the Company and shall have further rights to participate in the profits or assets of the Company;

(iii) The preference shares shall not confer any right of voting at any general meeting of the Company nor receipt of any notices of meetings of the Company; and

(iv) The preference shares shall:

(a) either be redeemed at par or subject to the approval of ordinary shareholders at a premium to be determined, at any time at the option of the Company; or

(b) be converted into ordinary shares on the basis of one new ordinary share for every preference share held at the option of the preference shareholders.

The preference 'B' shares of RM0.01 each of the Company carry the following features:

(i) The preference shares shall carry the right to preference dividend (non-cumulative), which shall not exceed RM100.00 per preference share per annum in priority to preference 'A' shares and ordinary shares;

(ii) The preference shares shall rank, both as regard dividend and return of capital, in priority to the preference 'A' shares and ordinary shares in the Company;

(iii) The preference shares shall not confer any right of voting at any general meeting of the Company nor receipt of any notices of meetings of the Company; and

(iv) The preference shares shall:

(a) either be redeemed at par or subject to the approval of ordinary shareholders at a premium to be determined, at any time at the option of the Company; or

(b) be converted into ordinary shares on the basis of one new ordinary share for every preference share held at the option of the preference 'B' shareholders.

5. SHARE PREMIUM

	2001 RM	2000 RM
Share premium from issuance of preference shares	178,200,000	178,200,000

6. REVENUE

Revenue of the Company represents dividend income.

7. FINANCE COSTS

	2001 RM	2000 RM
Interest expenses on:		
related company balance	1,190	467,065
others	432,000	-
Bank charges	27	141
	433,217	467,206

8. PROFIT BEFORE TAXATION

Profit before taxation is arrived at:

	2001 RM	2000 RM
(a) After charging:		
Auditors' remuneration:		
current year	3,000	3,000
underprovision in prior year	-	1,000
(b) And crediting:		
Gross dividend income from:		
an associated company	2,281,767	4,305,010
over recognition of dividend income from a related company in prior years	(250,000)	-
Interest income from:		
related companies	20	30
fixed deposit	79,317	81,118
Gain on foreign exchange - unrealised	18,649	134,002

9. TAXATION

	2001 RM	2000 RM
Current year provision	22,000	-
Under/(over)provision in prior year	6,588	(263,343)
	28,588	(263,343)

The effective tax rate is lower than statutory tax rate mainly due to certain tax exempt dividend income which is not subject to income tax.

The Company has estimated accumulated tax exempt accounts amounting to RM12,700,000 (2000: RM9,297,000) available for the payment of tax exempt dividend.

The Company also has estimated tax credit under Section 108 of the Income Tax Act,1967 amounting to RM1,555,000 (2000: RM 1,533,000) to frank the payment of dividend out of its retained profit as at 30 June 2001. These amounts are subject to agreement with the tax authorities.

10. DIVIDENDS

	2001 RM	2000 RM
Preference 'B' shares dividend: Nil (2000: 0.001 sen per share less 28% income tax)	-	1,296
Preference 'A' shares dividend: Nil (2000: 0.1 sen per share less 28% income tax)	-	73,872
Interim dividend: Nil (2000: 130 sen per share less 28% income tax)	-	10,764,000
	-	10,839,168

11. NOTE TO CASH FLOW STATEMENT

Cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2001 RM	2000 RM
Cash at bank	33,301	18,743
Fixed deposit with a financial institution	2,334,266	2,331,008
Total cash and cash equivalents	2,367,567	2,349,751

12. RELATED PARTY TRANSACTIONS

The related companies represent fellow subsidiary companies of Amsteel Corparation Berhad.

The amounts due to/from subsidiary and certain related companies which arose mainly from inter-company advances and payments made on behalf are unsecured, interest free and have no fixed repayment terms.

The amount due from a related company which arose mainly from inter-company advances and payments made on behalf are unsecured, interest bearing an has no fixed repayment terms.

The amounts due to an associated company which arose mainly from payments made on behalf are unsecured, interest bearing and has no fixed repayment terms.

The amount due from an associated company arose mainly from dividend receivable.

13. SIGNIFICANT EVENTS

1. The Company had on 10 November 2000 entered into a conditional Share Subscription Agreement ("SSA") with AMB Venture Sdn Bhd ("AMBV"), the Company's holding company, and Tan Sri Cheng Heng Jem ("TSWC"), in which TSWC shall subscribe for 2,156,000 ordinary shares of RM1.00 each, representing 7.94% of the enlarged share capital of the Company at a subscription price of approximately RM3,365,000.

   The Company had subsequently on 9 January 2001 entered into a Supplemental Subscription Agreement with AMBV and TSWC amending certain terms in th SSA, whereby TSWC shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each, representing 9.19% of the enlarged share capital of the Company at a subscription price of approximately RM3,365,000.

2. The Company had on 8 January 2001 entered into Share Sale Agreements with AMBV to dispose of the following to AMBV:

   i) 32,168,115 ordinary shares of SGD1.00 each fully paid, representing 70% equity interest in Willet Investment Pte Ltd, a company incorporated in Singapore for a consideration of RM56,935,000;
   ii) 25,400,080 ordinary shares of SGD1.00 each fully paid, representing 80% equity interest in Silverstone Tyre (S) Pte Ltd, a company incorporated in Singapore for a consideration of RM45,620,000;
   iii) 6,600,000 ordinary shares of SGD1.00 each fully paid, representing 20% equity interest in Lion Asia Investment Pte Ltd, a company incorporated in Singapore for a consideration of RM10,682,000;
   iv) 67,600 preference shares of RM0.01 each fully paid in Lion Suzuki Marketing Sdn Bhd ("LSM"), a company incorporated in Malaysia for a consideration of RM67,600 (terminated on 12 April 2001); and
   v) 100% equity interest in AMB Aerovest Limited, a company incorporated in the British Virgin Island, for a consideration of RM42,654,000.

3. The Company had on 8 January 2001 entered into Share Sale Agreements with the following related companies of the Company:

   i) AMB Fortune Holdings Pte Ltd ("AMBF") to dispose of 50% equity interest in Wuhan Fortune Motor Co Ltd, a company incorporated in the People's Republic of China to AMBF for a consideration of RM21,348,200;
   ii) AMB Automobile Pte Ltd ("AMBA") to dispose of 50% equity interest in Hunan Changfa Automobile Engine Co Ltd, a company incorporated in the People's Republic of China to AMBA for a consideration of RM40,206,000; and
   iii) AMB Engineering Pte Ltd ("AMBE") to dispose of 50% equity interest in Jiangxi Fuqi Motor Co Ltd, a company incorporated in the People's Republic of China to AMBE for a consideration of RM27,018,000.

   The Share Sale Agreements were subsequently terminated on 15 June 2001.

14. SUBSEQUENT EVENTS

The Company had on 27 July 2001 entered into Share Sale Agreements with the following related companies of the Company:

i) Range Grove Sdn Bhd ("RGSB") to dispose of 50% equity interest in Wuhan Fortune Motor Co Ltd to RGSB for a consideration of RM21,348,200;

ii) Lion Tyre Venture Sdn Bhd ("LTV") to dispose of 50% equity interest in Hunan Changfa Automobile Engine Co Ltd to LTV for a consideration of RM40,206,000; and

ii) Chrome Marketing Sdn Bhd ("CMSB") to dispose of 50% equity interest in Jiangxi Fuqi Motor Co Ltd to CMSB for a consideration of RM27,018,000.

15. CORPORATE INFORMATION

a. Registered office and principal place of business

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at Wisma Lion Suzuki, 72 Persiaran Jubli Perak, 40000 Shah Alam.

b. Number of employees

	2001	2000
Total number of employees at the end of the financial year	-	-

c. Holding and ultimate holding companies

The directors regard AMB Venture Sdn Bhd, a wholly-owned subsidiary of Angkasa Marketing Berhad, as its immediate holding company and Amsteel Corporation Berhad, as its ultimate holding company . Both the holding companies are incorporated in Malaysia.

INFORMATION ON AJ AUTO

1. **History and Business**

AJ Auto was incorporated in the PRC on 30 September 1999. AJ Auto is currently 15.98% owned by ATE, 43.45% owned by AJ Group, 2.02% owned by Anhui Technology Industrial Investment Co Ltd and 38.55% owned by other minority shareholders.

AJ Auto is principally engaged in the manufacturing and sale of automotive chassis and gearbox components. In addition, AJ Auto was also approved by the China State Trade and Economy Commission ("CSTEC") to manufacture 7 seater and 9 seater multi-purpose vehicle.

Prior to the establishment of AJ Auto, the vehicle manufacturing business was conducted under Hefei Jianghuai Motors Factory ("HJMF") for more than 30 years. In 1997, HJMF required capital for expansion to meet the increasing demand. As such, external investment was sought and HJ Auto was established. AJ Auto was subsequently incorporated on 30 September 1999 for the purpose of the Listing of AJ Auto on the SSE, in order for HJ Auto to raise additional funds for further expansion *via* an initial public offering.

HJ Auto and AJ Auto have a total of more than 3,800 employees. Both HJ Auto and AJ Auto have their production facilities located at two principal sites. These include the original HJMF factory site at Dong Liu Road, Hefei. This site has a land area of approximately 186,000 square metres and a built-up area of approximately 58,000 square metres.

The second facility is located in the Tao Hua Economic Development Zone, which is situated approximately 10 kilometres from the original factory site. The facility which caters for the manufacturing of agriculture vehicles for HJ Auto was completed in 1998 with the welding, painting and assembly lines, and commenced its production in early 1999. This site has a land area of approximately 166,000 square metres and a built-up area of approximately 34,000 square metres. Following the receipt of CSTEC's approval for the manufacturing of multi-purpose vehicles, AJ Auto has commenced the construction of another production facility at Tao Hua Economic Development Zone. The first phase of the new facility is expected to be completed by end of 2002 and has a land area of approximately 133,000 square metres and a built-up area of approximately 70,000 square metres.

At present, both existing plants are running on a single eight-hours shift per day, with 2 final assembly lines and 27 sub-assembly lines specifically allocated to AJ Auto for the production of automotive chassis and gearbox components. The production capacities of AJ Auto for automotive chassis and the gearbox components are 50,000 units and 60,000 units per annum respectively, and the current output levels are at 45,000 units and 37,000 units per annum respectively.

The breakdown of the domestic sales of AJ Auto's products by major location in the PRC for the 2 financial years ended 31 December 2001 and 6 months financial period ended 30 June 2002 is as follows:

Location	**2000 (% of total sales)**	**2001 (% of total sales)**	**January to June 2002 (% of total sales)**
Guangxi	6.03	5.78	5.33
Anhui	6.25	11.47	14.57
Jiangsu	40.85	36.46	39.59
Zhejiang	9.28	10.21	7.81
Shandong	4.48	4.53	3.12
Fujian	6.96	8.39	12.40
Guangdong	9.53	6.55	4.52

AJ Auto supplies its products to more than 150 customers, among which the top 20 customers account for 80% of AJ Auto's total sales volume for the financial year ended 30 June 2001. AJ Auto does not export any of its products currently.

2. **Share Capital**

As at 24 September 2002, AJ Auto has an investment and registered capital of Rmb230,000,000 respectively, comprising 230,000,000 ordinary shares of Rmb1 each. The registered capital has been fully paid up as at 24 September 2002.

3. **Major Shareholders' Shareholdings**

According to the Register of Major Shareholders as at 24 September 2002, the major shareholders of AJ Auto are as follows:

Name of Major Shareholders	<------------Shareholdings------------>				Place of Incorporation
	Direct	%	Indirect	%	
ATE	36,750,000	15.98	-	-	Malaysia
AJ Group	99,939,000	43.45	-	-	PRC

4. **Directors' Shareholdings**

As at 24 September 2002, none of the Directors of AJ Auto has any direct or indirect interest in AJ Auto.

5. **Subsidiary and Associated Companies**

As at 24 September 2002, AJ Auto does not have any subsidiary and associated companies.

6. **Profit and Dividend Record**

The audited results and dividend records of AJ Auto for the three (3) months financial period ended 31 December 1999, two (2) financial years ended 31 December 2001 and the unaudited results for the six (6) months financial period ended 30 June 2002 are summarised as follows:

	<------------Audited------------>			Unaudited
	3-mths period ended 31 Dec 1999 Rmb'000	Financial year ended 31 Dec 2000 Rmb'000	Financial year ended 31 Dec 2001 Rmb'000	6-mths period ended 30 June 2002 Rmb'000
Turnover	454,273	1,793,092	1,981,176	1,413,043
PBT	25,264	98,651	104,241	63,731
Taxation	(4,713)	(16,996)	(15,279)	(10,351)
PAT	20,551	81,655	88,962	53,380

No. of ordinary shares in issue ('000)	150,000	150,000	230,000	230,000
Net EPS (Rmb)	0.14	0.54	0.50	0.23
Gross dividend per ordinary share (%)	10.7	10	20	-

Notes:

1. AJ Auto was incorporated on 30 September 1999 and accordingly no financial records are available prior to the 3 months financial period ended 31 December 1999.

2. There were no exceptional and extraordinary items in the financial periods/years under review.

3. The net EPS is calculated by dividing the PAT by the weighted average number of ordinary shares in issue during the financial periods/years of 150,000,000 (31.12.1999 and 31.12.2000), 176,667,000 (31.12.2001) and 230,000,000 (30.6.2002).

Commentary on past performances

(i) AJ Auto commenced its operations in the manufacturing of automotive chassis in October 1999. In its initial period of operations, AJ Auto recorded an audited turnover and PBT of Rmb454.3 million and Rmb25.3 million respectively for the 3 months financial period ended 31 December 1999.

(ii) For the financial year ended 31 December 2000, AJ Auto registered a significantly higher turnover of Rmb1,793.1 million as compared to the previous financial period. The higher turnover recorded was attributable to the recognition of a full year results from the operations of AJ Auto, which commenced operations only in October 1999. Correspondingly, the PBT recorded by AJ Auto has also increased to Rmb98.7 million, after accounting for a full year results of its operation, as compared to a 3 months results recorded in 1999.

(iii) For the financial year ended 31 December 2001, AJ Auto recorded a turnover and PBT of Rmb1,981.2 million and Rmb104.2 million respectively. This represented a 10.5% and 5.7% increase over the previous financial year's turnover and PBT respectively. The increase in turnover was mainly attributable to the increase in demand for bus chassis. Coupled with the cost cutting measurement adopted by the management of AJ Auto during the year, the PBT recorded was higher than the preceding financial year.

(iv) For the unaudited 6 months financial period ended 30 June 2002, AJ Auto recorded a turnover and PBT of Rmb1,413.0 million and Rmb63.7 million respectively. This represented a 42.6% and 22.3% increase over the 6 months pro-rated turnover and PBT of AJ Auto for the financial year ended 31 December 2001. The increase in turnover was mainly attributable to higher demand for the new multi-purpose vehicle which was launched towards the end of last financial year.

INFORMATION ON HJ AUTO

1. History and Business

HJ Auto was incorporated in the PRC on 4 July 1996. HJ Auto is 25% owned by ATE and 75% owned by AJ Group. HJ Auto is principally engaged in the manufacturing and sale of commercial trucks, agriculture vehicles and car components.

As described in Section 1 of Appendix I(A), HJ Auto and AJ Auto have both their production facilities located at the same sites in Hefei and Tao Hua Economic Development Zone. HJ Auto has 1 final assembly line with 11 sub-assembly lines for the manufacturing of its component modules. With the production lines running a single eight-hours shift per day, HJ Auto has an annual production capacity of 30,000 units of light trucks and agriculture vehicles collectively and the current output level is at 25,000 units of vehicles per annum.

In addition, HJ Auto has a complete locally designed welding line with two units of robotic spot welders from Daewoo South Korea, and cathodic and anodic electronic deposit painting systems housed in the HJMF factory site at Dong Liu Road, Hefei, as listed below:

Facility	Production capacity per annum per shift (units)
3,000 tonne hydraulic press	40,000
4,000 tonne mechanical press	40,000
Driver's cab punch line	12,000
Driver's cab painting line	12,000
Axles painting line	15,000
Driver's cab welding line	15,000
Carriage welding line	20,000
Carriage assembly line	20,000

HJ Auto has also developed its own capability in manufacturing certain components for the assembly of automotive chassis and light trucks. These include driving shafts, pipes and forging components. HJ Auto is able to produce approximately 25% of its component requirements for the vehicles that it manufactures.

Majority of HJ Auto's products are sold in the domestic market of the PRC, and the breakdown of the domestic sales of HJ Auto's products by major location in the PRC for the 2 financial years ended 31 December 2001 and the 6 months period ended 30 June 2002 is as follows:

Location	2000 (% of total sales)	2001 (% of total sales)	January to June 2002 (% of total sales)
Anhui	14.07	14.19	15.13
Guangdong	32.18	25.57	23.00
Jiangsu	7.30	7.76	8.86
Zhejiang	14.03	12.87	14.61
Fujian	10.21	7.38	7.16
Jiangxi	4.14	4.48	5.64
Shanghai	1.97	7.51	4.85

HJ Auto exports only 2% to 3% of its products overseas. HJ Auto's current largest export market includes Algeria and Vietnam, where an aggregate of approximately 600 units of light commercial trucks were being exported to these two countries during the period January to August 2002. This accounted for approximately 2.4% of HJ Auto's total sales. HJ Auto also exports small amounts of its vehicles to the Middle East and Southeast Asia.

2. **Share Capital**

As at 24 September 2002, HJ Auto has an investment and registered capital of USD29,990,000 respectively. The registered capital has been fully paid-up as at 24 September 2002.

3. **Major Shareholders' Shareholdings**

As at 24 September 2002, HJ Auto is 75% owned by AJ Group and 25% owned by ATE.

4. **Directors' Shareholdings**

As at 24 September 2002, none of the other Directors of HJ Auto has any direct or indirect interest in HJ Auto.

5. **Subsidiary and Associated Companies**

The subsidiary and associated companies of HJ Auto as at 24 September 2002 are as follows:

Name of company	Date and Place of Incorporation	Issued & paid-up share capital (Rmb '000 unless otherwise stated)	Equity interest %	Principal activities
Subsidiary Companies				
Hefei Jianghuai Casting Co Ltd	14.10.1996 PRC	6,790	65	Casting manufacturing for HJ Auto
Hefei Jianghuai Automotive (Sichuan) Co Ltd	29.11.1994 PRC	2,000	95	Assembly and sales of light truck, bus chassis and agricultural vehicle in northwest of China, using components supplied by HJ Auto
Lujiang Tongda Bodywork Co Ltd	15.11.1995 PRC	1,780	79	Manufacture of bodywork of farm vehicles. A supplier of HJ Auto
Hefei Jianghuai Automotive Steel Pipe Factory	1.4.1994 PRC	1,053	55	Manufacture of steel pipe for automotive brake system. A supplier of HJ Auto

INFORMATION ON HJ AUTO

Name of company	Date and Place of Incorporation	Issued & paid-up share capital (Rmb '000 unless otherwise stated)	Equity interest %	Principal activities
Nanjing HePu Automotive Parts Co Ltd	5.8.1997 PRC	1,000	52	Manufacture of automotive spare parts
Zhong Qi Automotive Anhui Co Ltd	27.7.1995 PRC	800	60	Providing maintenance services and spare parts for imported and domestic automobiles
Associated Companies				
Hefei Jianghuai Automotive Changqing Casting Co Ltd	7.9.1993 PRC	4,290	45	Casting manufacturing for HJ Auto
Anhui Jianghuai Fuzhen Automotive Technology Service Co Ltd	23.12.1997 PRC	4,000	45	Providing maintenance services for imported automobiles

6. **Profit and Dividend Record**

The audited results and dividend records of HJ Auto for the nine (9) months financial period ended 31 December 1997, four (4) financial years ended 31 December 2001 and the unaudited results for the six (6) months financial period ended 30 June 2002 are summarised as follows:

	<-----Audited				----->	Unaudited
	9-mths period ended 31 Dec 1997 Rmb'000	<---Financial years ended 31 December---> 1998 Rmb'000	1999 Rmb'000	2000 Rmb'000	2001 Rmb'000	6-mths period ended 30 June 2002 Rmb'000
Turnover	630,808	1,149,634	1,322,503	937,405	1,137,548	766,944
PBT	18,786	48,504	46,846	2,150	19,104	18,521
Taxation	-	-	(7,355)	(94)	(2,969)	(2,526)
PAT	18,786	48,504	39,491	2,056	16,135	15,995
Paid-up capital ('000)	217,705	217,705	248,880	248,880	248,880	248,880
Net earnings per paid-up capital (Rmb)	0.09	0.22	0.16	0.01	0.06	0.06
Gross dividend per paid-up capital (%)	7.8	20.0	12.7	0.7	4.5	-

Notes:

1. *HJ Auto was incorporated on 4 July 1996 and commenced operations on 1 April 1997. Accordingly, no financial records are available prior to the 9 months financial period ended 31 December 1997..*

2. *There were no exceptional and extraordinary items in the financial years/periods under review.*

3. *The net earnings per paid-up capital is calculated by dividing the PAT by the paid-up capital.*

Commentary on past performances

(i) HJ Auto commenced its operations in the production of light trucks and component parts in April 1997. In its first 9 months of initial production, HJ Auto generated a turnover of Rmb630.8 million and a PBT of Rmb18.8 million.

(ii) For the financial year ended 31 December 1998, HJ Auto recorded a turnover and PBT of Rmb1,149.6 million and Rmb48.5 million respectively. This represented a 36.7% and 93.6% increase over the annualised 9 months turnover and PBT of HJ Auto for the financial period ended 31 December 1997. The increase was attributable to the increase in volume of light trucks and chassis sold, following the introduction of the new series of light trucks and automotive chassis products by HJ Auto to the market.

(iii) For the financial year ended 31 December 1999, HJ Auto continued to record an increase in turnover by Rmb172.9 million or 15.0% to Rmb1,322.5 million. The increase was attributable primarily to the increase in the volume of light trucks and automotive chassis sold. As the launch of the new series of light trucks took place in mid 1998, 1999 represented the first full financial year where these new series were available to the market. The gross margin achieved by HJ Auto was, however, marginally lower due the selling of more low margin products, which resulted to a decrease in PBT by Rmb1.6 million or 3.4% for the year.

Pursuant to the Proposed Internal Restructuring of ATE, HJ Auto's chassis business was being injected into AJ Auto during the year.

(iv) After the injection of HJ Auto's chassis business into AJ Auto in the previous financial year, HJ Auto's concentrated only in the production of light trucks and component parts. Accordingly, the turnover generated by HJ Auto for the financial year ended 31 December 2000, had decreased significantly by Rmb385.1 million or 29.1% to Rmb937.4 million. The PBT had also decreased correspondingly by Rmb44.7 million or 95.4% to Rmb2.2 million.

(v) For the financial year ended 31 December 2001, HJ Auto recorded a higher turnover of Rmb1,137.5 million, represented a 21.4% increase over the turnover recorded for the financial year ended 31 December 2000, on the back of higher sales recorded for its small commercial truck/agriculture truck. Coupled with the reduction in the unit production cost as a consequence of the increase in production volume, HJ Auto managed to record a higher PBT of Rmb19.1 million for the financial year ended 31 December 2001.

(vi) For the unaudited 6 months financial period ended 30 June 2002, HJ Auto recorded a turnover and PBT of Rmb766.9 million and Rmb18.5 million. This represented an increase of 34.8% and 93.9% over the 6 months pro-rated turnover and PBT of HJ Auto for the financial year ended 31 December 2001. The improved performance was a result of improvement in market condition and reduction in the unit production cost as a consequence of higher production volume.

INFORMATION ON LAP

1. History and Business

LAP was incorporated in Singapore on 6 December 1968 as a private limited company under the name of Metal Containers (Private) Limited. On 18 December 1981, the company was converted into a public limited company and changed its name to Metal Containers Limited and subsequently assumed its present name, LAP, on 26 April 1996. The company's shares were officially listed on the Main Board of the SGX-ST on 8 February 1982.

LAP is principally engaged in investment holding, whilst its main subsidiaries are involved in design-in and distribution of semiconductors and related components. Its associated companies are engaged in the manufacture of motorcycle components and the assembly and sale of motorcycles.

Advent Electronics Pte Ltd ("Advent") is the main subsidiary company of LAP that is engaged in the design-in and distribution of semiconductors and related components. Advent's major distribution markets include the USA, South East Asia and India. In year 2000, Advent has established a new distribution arm in Malaysia and also 3 liaison offices in New Dehli, Bangalore and Mumbai, India. LAP intends to position Advent as a one-stop shop in providing total solutions from supply chain to manufacturing for companies whose main focus is in the design and marketing of new products in the USA.

Manufacturing and distribution of motorcycles in the PRC is another core business of LAP. The motorcycle division has contributed significantly to the LAP Group's earnings over the past years, through LAP's investment in its associated companies in the PRC.

2. Share Capital

As at 24 September 2002, LAP has an authorised share capital of SGD100,000,000 comprising 400,000,000 ordinary shares of SGD0.25 each, of which SGD61,902,780 comprising 247,611,120 ordinary shares of SGD0.25 each are issued and fully paid-up.

Details of the changes in the issued and paid-up share capital to date since incorporation are as follows:

Date of allotment	No. of shares allotted	Par value SGD	Considerations	Total issued and paid-up share capital SGD
6.12.1968	2	10.00	Cash	20
31.10.1970	205,998	10.00	Cash	2,060,000
12.2.1971	44,000	10.00	Cash	2,500,000
14.12.1972	50,000	10.00	Cash	3,000,000
16.9.1980	120,000	10.00	Cash	4,200,000
30.6.1981	36,033	10.00	Share swap	4,560,330
18.12.1981	-	1.00	Share split (1 into 10)	4,560,330
18.12.1981	27,361,980	1.00	Bonus issue (7:1)	31,922,310
14.1.1982	22,077,690	1.00	Cash	54,000,000
7.4.1987	3,488,280	1.00	Share swap	57,488,280
26.4.1996	-	0.50	Share split (1 into 2)	57,488,280
15.4.1997	-	0.25	Share split (1 into 2)	57,488,280
31.5.1999	17,532,000	0.25	Cash	61,871,280
5.6.2001	126,000	0.25	Cash	61,902,780

INFORMATION ON LAP

3. Major Shareholders' Shareholdings

According to the Register of Major Shareholders as at 24 September 2002, the major shareholders of LAP are as follows:

Name of Major Shareholders	<-------------Shareholdings------------->				Place of Incorporation
	Direct	%	Indirect	%	
Omali Corporation Sdn Bhd	124,262,760	50.18	-	-	Malaysia
Bright Steel Sdn Bhd	-	-	124,262,760^	50.18	Malaysia
Amalgamated Containers Berhad	-	-	124,262,760^	50.18	Malaysia
Amsteel	-	-	124,262,760^	50.18	Malaysia

Note:

^ *Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Omali Corporation Sdn Bhd.*

4. Directors' Shareholdings

As at 24 September 2002, save as disclosed below, none of the other Directors of LAP has any direct or indirect interest in LAP.

Name	<-----------Shareholdings----------->				Position	Nationality
	Direct	%	Indirect	%		
Cheng Yong Kwang	-	-	90,000 #	-	Executive Director	Singaporean

Note:

Deemed interested by virtue of options granted pursuant to the Executives' Share Options Scheme.

5. Subsidiary and Associated Companies

The subsidiary and associated companies of LAP as at 24 September 2002 are as follows:

Name of Company	Date and Place of Incorporation	Issued & paid-up share capital (SGD unless otherwise stated)	Equity interest %	Principal activities
Subsidiary Companies				
Bright Steel Pte Ltd	12.8.1995 Singapore	5,002	100	Investment holding
Ternair Jaya Sdn Bhd	14.1.1966 Malaysia	RM2	100	Investment holding
Arbon Investment Pte Ltd	13.12.1993 Singapore	2	100	Investment holding

INFORMATION ON LAP

Name of Company	Date and Place of Incorporation	Issued & paid-up share capital (SGD unless otherwise stated)	Equity interest %	Principal activities
Aarau Investment Pte Ltd	13.12.1993 Singapore	2	100	Investment holding
Grenchen Investment Pte Ltd	13.12.1993 Singapore	2	100	Investment holding
Kloten Investment Pte Ltd	13.12.1993 Singapore	2	100	Investment holding
Sonlife International Pte Ltd	30.4.1997 Singapore	5,335,000	86	Ceased operation
Advent	5.3.1999 Singapore	1,000,000	55	Design-in and distribution of semiconductors and related components
Lion Containers Sdn Bhd	9.9.1985 Malaysia	RM11,026,937	100#	Ceased operation
Sonlife Yangon Company Limited	29.1.1998 Myanmar	USD81,000	100#	In the process of winding up
Sonfood Limited	11.11.1999 Myanmar	USD172,500	100#	Ceased operation
Sonlife Mongolia Co Ltd	16.6.1997 Mongolia	USD183,768	100#	In the process of winding up
Advent Electronics (M) Sdn Bhd	6.1.2000 Malaysia	RM2	100#	Design-in and distribution of semi-conductors and related components
Associated Companies				
Zhejiang Yipeng Engine Parts Co Ltd	9.12.1994 PRC	USD28,200,000*	49#	Manufacture of motorcycle engine parts and assembly of motorcycle engines
Zhejiang Yirong Engine Parts Co Ltd	21.2.1995 PRC	USD29,980,000*	28#	Manufacture of fuel tanks and exhaust pipes, spray painting of fuel tanks

INFORMATION ON LAP

Name of Company	Date and Place of Incorporation	Issued & paid-up share capital (SGD unless otherwise stated)	Equity interest %	Principal activities
Zhejiang Yizhong Motorcycle Electric Products Co Ltd	21.2.1995 PRC	USD15,720,000*	51#	Manufacture of shock absorbers and body frame, assembly of various electrical instruments and components
Zhejiang Victor Motorcycle Co Ltd	28.12.1993 PRC	USD2,800,000*	25#	Assembly of motorcycle
Zhejiang Mount-Channel Machinery Co Ltd	6.5.1996 PRC	USD2,000,000*	30#	Manufacture of motorcycle clutches
Zhejiang Qianjiang Motorcycle Co Ltd	28.3.1999 PRC	Rmb453,536,000	22#	Manufacture and distribution of motorcycles and accessories and investment holding

Notes:

* *The capital structure of these PRC companies is denominated as an amount known as registered capital.*

\# *Holding in equity by subsidiary companies.*

6. **Profit and Dividend Record**

The audited consolidated results and dividend records of the LAP Group for the five (5) financial years ended 30 June 2001 and the announced unaudited results for the financial year ended 30 June 2002 are summarised as follows:

	<------	------	Audited	------	------>	Unaudited
Financial Years Ended 30 June	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**
	SGD'000	**SGD'000**	**SGD'000**	**SGD'000**	**SGD'000**	**SGD'000**
Turnover	42,582	89,129	43,019	31,100	88,535	85,484
Profit/(loss) before exceptional items	(4,148)	4,418	3,493	6,337	14,965	(2,107)
Exceptional items [1]	-	1,757	(600)	(25,733)	(303)	2,819
PBT/(LBT)	(4,148)	6,175	2,893	(19,396)	14,662	712
Taxation	(580)	(1,593)	(1,753)	(6,128)	(6,312)	(513)
PAT/(LAT)	(4,728)	4,582	1,140	(25,524)	8,350	199
Minority interest	-	204	217	91	(483)	(1,069)
Profit/(loss) after minority interest but before extraordinary items	(4,728)	4,786	1,357	(25,433)	7,867	(870)
Extraordinary items [2]	-	-	-	-	-	-
PAT/(LAT) and after minority interest	(4,728)	4,786	1,357	(25,433)	7,867	(870)
No. of ordinary shares in issue ('000)	229,953	229,953	247,485	247,485	247,611	247,611
Net EPS/(LPS) [3] (cent)	(2.05)	2.08	0.59	(10.28)	3.18	(0.35)
Gross dividend per share (%)	2	2	2	-	-	-

Notes:

1. *Please refer to commentary on past performances set out hereafter for details on exceptional items.*

2. *The extraordinary items reported for the financial years ended 30 June 1999 and 30 June 2000 have been reclassified as exceptional items in compliance with the revised Singapore Statement of Accounting Standard (2000) "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies". There were no extraordinary items in the other financial years under review.*

3. *The net EPS/LPS is calculated by dividing the PAT/LAT after minority interest and extraordinary items by the weighted average number of ordinary shares in issue during the financial years of 229,953,120 (30.6.1997 and 30.6.1998), 231,414,000 (30.6.1999), 247,485,120 (30.6.2000), 247,495,620 (30.6.2001) and 247,611,120 (30.6.2002).*

INFORMATION ON LAP

Commentary on past performances

(i) For the financial year ended 30 June 1997, LAP Group recorded a turnover of SGD42.6 million (1996: SGD15.5 million), represented an increase of SGD27.1 million as compared to the preceding financial year ended 30 June 1996. The higher turnover recorded was mainly attributable to the recognition of the full year results from the operation of LAP Group's dry cargo container business, which commenced operation only in March 1996.

LAP, however, recorded a consolidated LBT of SGD4.1 million (1996: SGD0.05 million) for the financial year. The consolidated LBT was mainly due to over-capacity and severe competition in the dry cargo container market, which caused a reduction in the selling price of the cargo units. The higher cost for raw material had further diminished the profit margin of LAP during the financial year.

In October 1997, LAP established the international trading and distribution arm to undertake the procurement and distribution of steel and steel-related products, food and beverage, and timber in both the domestic market and international markets.

(ii) For the financial year ended 30 June 1998, the turnover recorded by LAP Group increased by SGD46.5 million to SGD89.1 million, which led to a corresponding increase in the consolidated PBT to SGD6.2 million. The higher turnover was mainly contributed by the new trading and distribution arm established in 1997 and a higher sales volume reported by the dry cargo container division after the consolidation of the dry cargo industry.

The overall profit margin had also improved considerably during the financial year, as a result of the improved production efficiency and reduction in the raw material cost. During the financial year, the dry cargo manufacturing facilities in Klang was relocated to Penang, whereby the leasehold land and buildings previously occupied in Klang were being disposed, which led to a gain of SGD2.79 million before taxation being recorded by the LAP Group.

The exceptional gain of SGD1.8 million recorded for the year was related to gain on disposal of property, plant and equipment in a subsidiary.

(iii) For the financial year ended 30 June 1999, LAP Group recorded a decrease in turnover by SGD46.1 million or 51.7% and a decrease in the consolidated PBT by SGD3.3 million or 53.1% as compared to the preceding financial year ended 30 June 1998. The lower consolidated PBT was mainly due to the following:

a) lower results posted by the dry cargo container division, which recorded a LBT of SGD0.3 million on a turnover of SGD30.9 million compared to a PBT of SGD7.2 million on a turnover of SGD47.1 million for the previous financial year. This was mainly due to lower demand for containers, in particularly in the USA and Europe; and

b) the recognition of an exceptional loss of SGD0.6 million due to loss of goods in transit.

LAP Group had ventured into the seafood processing business during the financial year. Turnover contributed by this new segment of business, however, remained low at its infancy stage.

(iv) For the financial year ended 30 June 2000, LAP Group recorded a decrease in turnover of SGD11.9 million or 27.7% as a result of the cessation of the container business during the year. In addition, LAP Group recorded a consolidated LBT of SGD19.4 million, after accounting for an exceptional loss of SGD25.5 million. The exceptional loss was related to the cessation of the LAP Group's cargo operation, which comprised a provision of SGD14.4 million for the write-down of assets and SGD11.3 million foreign currency loss, transferred from the translation reserve arising from the cessation of the cargo operation.

INFORMATION ON LAP

The higher PBT before exceptional items was attributed to stronger earnings posted by the motorcycle division through LAP's associated companies in the PRC, whereby LAP Group's share of the associated companies' results had increased from SGD12.3 million to SGD23.2 million during the financial year.

(v) For the financial year ended 30 June 2001, the LAP Group recorded a turnover and consolidated PBT of SGD88.5 million and SGD14.7 million respectively. This represented a 184.7% and 175.6% increase over the financial year ended 30 June 2000. Despite the slowdown in electronics industry, the LAP Group's electronic component distribution division registered a turnover of SGD77.7 million (2000: SGD16.1 million) through Advent, following its procurement of several key distribution contracts and agency lines in the USA.

In addition, the marine food processing division posted a 12.8% increase in its turnover to SGD8.8 million (2000: SGD7.8 million) and a 58.6% reduction in LBT to SGD1.2 million (2000: LBT of SGD2.9 million).

The exceptional loss reported for the financial year was related to the cessation of operation of a subsidiary amounted to RM0.3 million.

(vi) For the unaudited financial year ended 30 June 2002, the LAP Group recorded a turnover and consolidated PBT of SGD85.5 million and SGD0.7 million respectively. This represented a 3% and 95% decrease over the financial year ended 30 June 2001. The electronic component distribution division achieved a 81% surge in PBT from SGD1.8 million to SGD3.2 million, despite a marginal drop in turnover.

The motorcycle business division reported a 80% decrease in its PBT to SGD3.7 million, as compared to SGD18.6 million reported in the previous year. This was mainly due to a drop in domestic sales volume as a result of intense competition amongst local manufacturers. In addition, the selling price for motorcycles was reduced during the year in order to cope with the drastic price undercutting in the market, which led to a substantial decline in profit margins.

A net exceptional gain of SGD2.8 million was recorded during the year, which arose from the following:

a) Gain on dilution of interest in the motorcycle business of SGD8.7 million due to non-subscription of rights shares issued by LAP's associated companies; and
b) Provisions of SGD3.7 million and SGD2.2 million made for diminution in value and write-off of assets relating to the LAP Group's marine food business and dry cargo container business respectively.

7. SHARE PRICES

The high and low market prices of LAP for the past twelve (12) months are as follows:

	High (SGD)	Low (SGD)
2001		
October	0.200	0.150
November	0.215	0.160
December	0.210	0.180
2002		
January	0.220	0.190
February	0.210	0.190
March	0.200	0.170
April	0.180	0.155
May	0.175	0.160
June	0.165	0.140
July	0.170	0.120
August	0.185	0.115
September	0.150	0.115

Last transacted market price on 10 November 2000 (being the last transacted market price immediately prior to the announcement of the Proposed Disposals)	0.140
Last transacted market price on 7 October 2002 (being the latest practicable date prior to the despatch of this Circular)	0.105

(Source: Bloomberg)

7. Audited Financial Statements

An extract of the audited financial statements of the LAP Group for the financial year ended 30 June 2001 together with the Auditors' report are set out overleaf. There is no audit qualification in respect of the financial statements.

auditors' report

to the shareholders of Lion Asiapac Limited

We have audited the financial statements of Lion Asiapac Limited and the consolidated financial statements of the Group for the financial year ended 30 June 2001 set out on pages 103 to 132. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   (i) the state of affairs of the Company and of the Group at 30 June 2001, the results and changes in equity of the Company and of the Group and the cash flows of the Group for the financial year ended on that date; and

   (ii) the other matters required by section 201 of the Act to be dealt with in the financial statements of the Company and the consolidated financial statements of the Group; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all subsidiaries of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of these subsidiaries are shown in Note 17 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of the subsidiaries incorporated in Singapore did not include any comment made under section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore
16 October 2001

income statements

for the financial year ended 30 June 2001

	Notes	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Revenue	3	**88,535**	31,100	**-**	-
Changes in inventories of finished goods and work in progress		**6,132**	(3,445)	**-**	-
Raw materials and consumables used		**(88,214)**	(30,751)	**-**	-
Other operating income		**3,208**	2,099	**157**	193
Staff costs	4	**(3,655)**	(4,038)	**(753)**	(664)
Depreciation and amortisation		**(442)**	(2,322)	**(106)**	(98)
Other operating expenses		**(4,519)**	(5,289)	**(1,155)**	(813)
Operating profit/(loss)	5	**1,045**	(12,646)	**(1,857)**	(1,382)
Finance income	6	**314**	406	**4,545**	4,393
Finance costs	7	**(5,022)**	(4,642)	**(4,569)**	(4,476)
Share of results of associates		**18,628**	23,219	**-**	-
Exceptional items	9	**(303)**	(25,733)	**-**	(34,636)
Profit/(loss) before tax		**14,662**	(19,396)	**(1,881)**	(36,101)
Tax	10	**(6,312)**	(6,128)	**-**	-
Profit/(loss) after tax		**8,350**	(25,524)	**(1,881)**	(36,101)
Minority interests		**(483)**	91	**-**	-
Net profit/(loss)		**7,867**	(25,433)	**(1,881)**	(36,101)

	Notes	The Group 2001	The Group 2000
Earnings/(loss) per share			
- Basic	11	**3.18 cents**	(10.28 cents)
- Diluted	11	**3.18 cents**	(10.28 cents)

The accompanying notes form an integral part of these financial statements.

Auditors' Report - Page 102.

balance sheets

as at 30 June 2001

	Notes	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Current assets					
Cash and cash equivalents	12	**10,402**	11,641	**6,306**	303
Receivables	13	**18,870**	11,882	**5,880**	58
Inventories	14	**10,429**	6,284	**-**	-
Other current assets	15	**1,203**	606	**25**	39
		40,904	30,413	**12,211**	400
Non-current assets					
Receivables	13	**8,528**	8,100	**82,905**	94,410
Investment in associates	16	**126,618**	111,451	**-**	-
Investment in subsidiaries	17	**-**	-	**6,428**	6,428
Intangibles	18	**-**	133	**-**	-
Property, plant and equipment	19	**12,800**	20,051	**125**	169
		147,946	139,735	**89,458**	101,007
Total assets		**188,850**	170,148	**101,669**	101,407
Current liabilities					
Payables	20	**19,767**	11,314	**18,516**	10,573
Borrowings	21	**10,538**	57,076	**7,727**	56,294
Provisions	22	**744**	25	**-**	-
		31,049	68,415	**26,243**	66,867
Non-current liabilities					
Payables	20	**14,330**	13,610	**-**	-
Borrowings (secured)	21	**45,550**	-	**45,550**	-
Deferred taxation	10	**-**	4	**-**	-
		59,880	13,614	**45,550**	-
Total liabilities		**90,929**	82,029	**71,793**	66,867
Net assets		**97,921**	88,119	**29,876**	34,540
Shareholders' Equity					
Share capital	23	**61,903**	61,871	**61,903**	61,871
Share premium		**6,938**	6,938	**6,938**	6,938
Capital redemption reserve		**105**	105	**-**	-
Foreign currency translation and other reserves	24	**37,917**	33,772	**(13,308)**	(10,493)
Accumulated losses		**(9,972)**	(15,005)	**(25,657)**	(23,776)
Interests of shareholders of the Company		**96,891**	87,681	**29,876**	34,540
Minority interests	25	**1,030**	438	**-**	-
		97,921	88,119	**29,876**	34,540

The accompanying notes form an integral part of these financial statements.

Auditors' Report - Page 102.

consolidated statement of changes in equity

for the financial year ended 30 June 2001

	Notes	Share capital $'000	Share premium $'000	Capital redemption reserve * $'000	Foreign currency translation and other reserves $'000	Retained profit/ (accumulated losses) $'000	Total $'000
Balance at 1 July 2000		61,871	6,938	105	33,772	(15,005)	87,681
Currency translation differences not recognised in income statement	24(b)	-	-	-	1,311	-	1,311
Net profit		-	-	-	-	7,867	7,867
Total recognised gains for the financial year		**-**	**-**	**-**	**1,311**	**7,867**	**9,178**
Transfer from revenue reserve	24(b)	-	-	-	2,834	(2,834)	-
Issue of share capital	23(b)	32	-	-	-	-	32
Balance at 30 June 2001		**61,903**	**6,938**	**105**	**37,917**	**(9,972)**	**96,891**
Balance at 1 July 1999		61,871	6,938	45	18,369	13,046	100,269
Currency translation differences not recognised in income statement	24(b)	-	-	-	12,845	-	12,845
Net loss		-	-	-	-	(25,433)	(25,433)
Total recognised gains and losses for the financial year		**-**	**-**	**-**	**12,845**	**(25,433)**	**(12,588)**
Transfer from revenue reserve							
- Capital redemption reserve		-	-	60	-	(60)	-
- Revaluation and other reserves	24(b)	-	-	-	2,558	(2,558)	-
Balance at 30 June 2000		**61,871**	**6,938**	**105**	**33,772**	**(15,005)**	**87,681**

* The capital redemption reserve pertains to redemption of redeemable preference shares by a subsidiary and is not available for the payment of cash dividends.

statement of changes in equity - company

for the financial year ended 30 June 2001

	Notes	Share capital $'000	Share premium $'000	Foreign currency translation and other reserves $'000	Retained profit/ (accumulated losses) $'000	Total $'000
Balance at 1 July 2000		61,871	6,938	(10,493)	(23,776)	34,540
Currency translation differences not recognised in income statement	24(b)	-	-	(2,815)	-	(2,815)
Net loss		-	-	-	(1,881)	(1,881)
Total losses for the financial year		**-**	**-**	**(2,815)**	**(1,881)**	**(4,696)**
Issue of share capital	23(b)	32	-	-	-	32
Balance at 30 June 2001		**61,903**	**6,938**	**(13,308)**	**(25,657)**	**29,876**
Balance at 1 July 1999		61,871	6,938	(9,683)	12,325	71,451
Currency translation differences not recognised in income statement	24(b)	-	-	(810)	-	(810)
Net loss		-	-	-	(36,101)	(36,101)
Total losses for the financial year		**-**	**-**	**(810)**	**(36,101)**	**(36,911)**
Balance at 30 June 2000		**61,871**	**6,938**	**(10,493)**	**(23,776)**	**34,540**

consolidated cash flow statement

for the financial year ended 30 June 2001

	Notes	2001 $'000	2000 $'000
Cash flows from operating activities			
Profit/(loss) before tax		**14,662**	(19,396)
Adjustments for:			
Amortisation of preliminary expenses		**-**	5
Depreciation of fixed assets		**442**	2,314
Fixed assets written down		**191**	10,784
Fixed assets written off		**13**	1
Interest on bank loans and bank overdrafts		**5,022**	4,642
Interest income		**(314)**	(406)
Inventories write-down		**-**	2,927
Gain on disposal of fixed assets		**(248)**	(20)
Provision for obsolescence of inventories		**1,250**	-
Unrealised exchange loss		**336**	-
Provision for doubtful debts		**228**	197
Provision for cessation of operation of a subsidiary		**-**	11,285
Share of results of associates		**(18,628)**	(23,219)
Write-off of inventories		**88**	55
Write-off of unquoted investments		**-**	74
Write-off of preliminary expenses		**133**	-
Operating profit/(loss) before working capital changes		**3,175**	(10,757)
Change in operating assets and liabilities			
Receivables		**(7,033)**	4,009
Inventories		**(5,483)**	9,484
Other assets		**(597)**	879
Payables		**8,752**	(5,549)
Currency translation adjustment		**(1,693)**	293
Net cash used in operations		**(2,879)**	(1,641)
Tax paid		**(23)**	(606)
Net cash used in operating activities		**(2,902)**	(2,247)
Cash flows from investing activities			
Payment of preliminary expenses		**-**	(138)
Dividend received from associates		**3,094**	1,250
Purchase of fixed assets		**(1,596)**	(3,264)
Proceeds from sale of fixed assets		**9,354**	574
Investment in an associate	16	**(520)**	-
Purchase of unquoted investment		**-**	(18)
Interest received		**314**	406
Net cash provided by/(used in) investing activities		**10,646**	(1,190)
Cash flows from financing activities			
Proceeds from issue of shares		**32**	-
Proceeds from bank loans		**4,043**	-
Capital contribution by minority shareholders		**109**	-
Dividends paid		**-**	(916)
Repayment of term loan		**(9,075)**	(3,287)
Interest paid		**(5,321)**	(4,642)
Net cash used in financing activities		**(10,212)**	(8,845)
Net change in cash and cash equivalents		**(2,468)**	(12,282)
Cash and cash equivalents at the beginning of the financial year		**10,859**	23,141
Cash and cash equivalents at the end of the financial year	12	**8,391**	10,859

The accompanying notes form an integral part of these financial statements.

Auditors' Report - Page 102.

notes to the financial statements

for the financial year ended 30 June 2001

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General

The Company is incorporated and domiciled in Singapore and the financial statements are expressed in Singapore dollars. The address of the Company's registered office is

10 Arumugam Road #10-00
Lion Industrial Building
Singapore 409957

The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries consist of investment holding, trading and distribution of metal and mineral products, wholesalers and retailers of beverages, electrical and electronic goods, seafood processing and distribution, design-in and distribution of semiconductors and related components. The dry cargo container business was ceased in the last financial year. The assets relating to this business are in the process of being sold.

The principal activities of the associates consist of the manufacture of motorcycle components and the assembly of motorcycles.

2. Significant accounting policies

(a) Basis of accounting

The financial statements are prepared in accordance with the historical cost convention.

The financial statements are prepared in accordance with and comply with Singapore Statements of Accounting Standard.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the financial year. The results of subsidiaries acquired or disposed of during the financial year are included in or excluded from the consolidated income statements from the date of their acquisition or disposal. Intercompany balances and transactions and resulting unrealised profits are eliminated in full on consolidation. When necessary, accounting policies for the subsidiary have been changed to ensure consistency with the policies adopted by the Group.

The excess of the cost of investment over the fair value of net identifiable assets acquired represents goodwill on consolidation, which is taken directly to reserves.

Any excess of the value of net identifiable assets acquired over the cost of acquisition is taken directly to capital reserves as reserve arising on consolidation.

(c) Foreign currencies

Transactions in foreign currencies during the financial year are converted to Singapore dollars at the rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Singapore dollars at the rates of exchange prevailing at the balance sheet date or at contracted rates where they are covered by forward exchange contracts. Exchange differences arising are taken to the income statements.

2. Significant accounting policies (cont'd)

(c) Foreign currencies (cont'd)

For the purpose of consolidation of subsidiaries and the equity accounting of associates, whose operations are not an integral part of the Company's operations, the balance sheets are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date, and the results are translated using the weighted average exchange rates for the financial year. The exchange differences arising on translation of foreign subsidiaries, and the Group's share of exchange differences arising from the translation of foreign associates, are taken directly to the foreign currency translation reserve. On disposal, these translation differences are recognised in the consolidated income statement as part of the gain or loss on sale.

The following foreign exchange translation differences are taken directly to consolidated foreign currency translation reserve until the disposal of the net investment, at which time they are recognised as income or expenses as the case may be:

(a) those arising on the assets and liabilities of foreign subsidiaries and foreign associates;

(b) those arising on any monetary balance which in substance forms part of the Group's net investment in foreign subsidiaries and foreign associates; and

(c) those arising on any foreign currency liability accounted for as a hedge of the Company's net investment in foreign subsidiaries or foreign associates.

(d) Revenue recognition

Revenue comprises the invoiced value of goods and services net of goods and services tax, returned goods and trade discounts. Turnover of the group excludes transactions between Group companies.

Revenue from the sale of goods is recognised upon delivery to customers.

Interest income is accrued on a day to day basis.

Dividend income is recorded gross in the income statements in the accounting period in which a dividend is declared payable by the investee company.

(e) Taxation

Tax expense is determined on the basis of tax effect accounting using the liability method. Deferred taxation is provided on significant timing differences arising from the different treatments in accounting and taxation of relevant items.

In accounting for timing differences, deferred tax assets are not recognised unless there is reasonable expectation of their realisation.

(f) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with banks, net of bank overdrafts.

(g) Trade debtors

Trade debtors are carried at anticipated realisable value.

Bad debts are written off and specific provisions are made for those debts considered to be doubtful. General provisions are made on the balance of trade debtors to cover unexpected losses which have not been specifically identified.

2. Significant accounting policies (cont'd)

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the following bases:

Steel and steel-related products	-	first-in first-out
Others	-	weighted average

In respect of finished goods and work-in-progress, cost includes all direct expenditure and overheads based on the normal level of activity.

Net realisable value is the price at which the inventories can be realised in the normal course of business after allowing for the costs of realisation and, where appropriate, the cost of conversion from their existing state to a finished condition.

Provision is made where necessary for obsolete, slow-moving and defective inventories.

(i) Investments

Quoted and unquoted investments, including the investment in subsidiaries and associates that are intended to be held for the long term are stated in the financial statements at cost less provision. This provision is made in recognition of a diminution in the value of the investments which is other than temporary, determined on an individual investment basis. Cost is determined on the weighted average method.

Profits or losses on disposal of investments are taken to the income statements.

(j) Associates

The Group treats as associates those companies in which the Group has significant influence over the financial and operating policy decisions.

Associates are accounted for under the equity method whereby the Group's share of profits less losses of associates is included in the consolidated income statement and the Group's share of net assets is included in the consolidated balance sheet. These amounts are taken from the most recent unaudited management accounts and audited financial statements of the companies concerned, made up to dates not more than six months prior to the end of the financial year of the Group. Where the accounting policies of associates do not conform with those of the Group, adjustments are made where the amounts involved are considered significant to the Group.

(k) Depreciation of property, plant and equipment

Property, plant and equipment are stated at cost less depreciation which is calculated on the straight-line method to write down the costs of the assets over their estimated useful lives to their residual values. No depreciation is provided on freehold land. Long leasehold land is depreciated over the period of the leases. The annual depreciation rates applied are as follows:

Long leasehold land	-	1.67%
Buildings	-	2% - 5%
Plant and machinery	-	10% - 46%
Office equipment and vehicles	-	10% - 40%
Furniture and fittings	-	10% - 33.3%

Construction in progress represents fixed assets under construction or being installed and is stated at cost. Cost comprises cost of plant and equipment and other direct costs incurred for the construction or installation of the fixed assets. No depreciation is provided on construction in progress.

2. Significant accounting policies (cont'd)

(l) Leases

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to the ownership of the leased assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Operating lease payments are charged to the income statement on a straight line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

3. Revenue

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Turnover – Revenue from sale of goods (net)	**88,535**	31,100	-	-
Share of associates' turnover	**352,123**	286,009	-	-
	440,658	317,109	-	-

4. Staff costs

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Employer's contribution to Central Provident Fund	**305**	165	**70**	41
Wages and salaries	**3,222**	3,827	**680**	620
Other benefits	**128**	46	**3**	3
	3,655	4,038	**753**	664

	The Group		The Company	
	2001	2000	**2001**	2000
The number of persons employed at the end of the financial year:				
Full time	**286**	277	**10**	9

5. Operating profit/(loss)

	Note	The Group		The Company	
		2001	2000	**2001**	2000
		$'000	$'000	**$'000**	$'000
Operating profit/(loss) is arrived after:					
Charging:					
Amortisation of preliminary expenses	18	-	5	-	-
Auditors' remuneration					
- auditors of the Company					
- current year		117	98	61	43
- under-provision in respect of prior year		37	-	18	-
- other auditors		133	125	109	118

5. Operating profit/(loss) (cont'd)

	Notes	The Group		The Company	
		2001	2000	**2001**	2000
		$'000	$'000	**$'000**	$'000
Directors' remuneration					
- the Company		385	432	378	425
- subsidiaries		1,004	702	-	-
Depreciation of property, plant and equipment	19				
- long leasehold land		-	60	-	-
- buildings		56	333	-	-
- plant and machinery		138	1,510	-	-
- office equipment and vehicles		186	261	89	83
- furniture and fittings		62	150	17	15
Fixed assets written off		13	1	13	1
Foreign exchange loss		-	145	-	60
Non-audit fees paid to auditors of the Company		117	8	110	-
Provision for doubtful trade debts	13	228	197	-	-
Provision for obsolescence of inventories	14	1,250	-	-	-
Write-off of unquoted investments		-	74	-	-
Write-off of inventories		88	55	-	-
Write-off of preliminary expenses	18	133	-	-	-
Rental expense		236	218	60	83
And crediting:					
Gain on disposal of property, plant and equipment		248	20	-	-
Foreign exchange gain		2,396	-	131	-

6. Finance income

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Interest income				
- Subsidiaries	-	-	**4,504**	4,262
- Deposits at call and bank balances	**314**	406	**41**	131
	314	406	**4,545**	4,393

7. Finance costs

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Interest expense				
- Bank loans and overdrafts	**5,022**	4,642	**4,569**	4,476

8. Remuneration bands of directors of the Company

Number of directors of the Company within each range of remuneration:

	2001	2000
S$250,000 to S$499,000	**1**	1
Below S$250,000	**5**	5
	6	6

9. Exceptional items

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Provision for doubtful debts on an advance to a subsidiary, which has ceased operation	**-**	-	**-**	34,636
Provision for cessation of operation of a subsidiary	**303**	14,448	**-**	-
Transfer from foreign currency translation reserve arising from cessation of operation of a subsidiary (note 24(b))	**-**	11,285	**-**	-
	303	25,733	**-**	34,636

Details of provision for cessation of operation of a subsidiary are as follows:

	2001	2000
	$'000	$'000
Fixed assets write down (note 19)	**191**	10,784
Inventories write down	**-**	2,927
Retrenchment benefits	**112**	737
	303	14,448

For the financial year ended 30 June 2001, in compliance with the revised Singapore Statement of Accounting Standard (2000) "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies", certain items previously classified as extraordinary items are now disclosed as exceptional items in the income statements. Comparatives have been amended accordingly.

Had the accounting policy for extraordinary items not been changed, the effects on the financial statements for the financial year ended 30 June 2001 would have been as follows:

	Group	Company
	2001	2001
	$'000	$'000
Increase in profit before tax	303	-
Increase in earnings per share		
- Basic	0.12 cents	
- Diluted	0.12 cents	

9. Exceptional items (cont'd)

Had the new accounting policy for extraordinary items been adopted for the financial year ended 30 June 2000, the effects on the financial statements previously issued for that financial year are as follows:

	Group 2000 $'000	Company 2000 $'000
Decrease in profit before tax	25,733	34,636
Decrease in earnings per share		
- Basic	10.40 cents	
- Diluted	10.40 cents	

10. Taxation

(a) Tax reconciliation

There is no tax charge for the Company as the Company has no taxable income for the current financial year.

The income tax expense on the results of the Group for the year is higher than the amount of income tax determined by applying the Singapore standard rate of income tax to profit before taxation due to losses and capital allowances available to certain subsidiaries which cannot be offset against the profits of other subsidiaries and associates, higher tax rates applicable to overseas associates and non-deductible expenses.

As at 30 June 2001, certain subsidiaries have unutilised tax losses and capital allowances of approximately S$18,711,000 (2000: S$17,751,000) available for offsetting against future taxable income subject to compliance with the relevant provisions of the Income Tax Act and agreement with the tax authorities in the respective jurisdictions.

(b) Tax expense

	The Group		The Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Current income tax provision	**742**	21	-	-
Deferred taxation	**(4)**	4	-	-
Share of taxes of associates	**5,574**	6,103	-	-
	6,312	6,128	-	-

(c) Movements in provision for current tax

	The Group		The Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Balance at the beginning of the financial year	**25**	610	-	-
Income tax paid	**(23)**	(606)	-	-
Current financial year's tax expense on profit	**742**	21	-	-
Balance at the end of the financial year	**744**	25	-	-

10. Taxation (cont'd)

(d) Movements in provision for deferred tax

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Balance at the beginning of the financial year	**4**	-	**-**	-
Transfer (to)/from income statement	**(4)**	4	**-**	-
Balance at the end of the financial year	**-**	4	**-**	-

11. Earnings per share

	The Group	
	2001	2000
	$'000	$'000
Profit/(loss) after tax attributable to members of the Company	**7,867**	(25,433)
Weighted average number of ordinary shares ('000)	**247,496**	247,485
Adjustment for assumed exercise of share options ('000)	**-**	94
Weighted average number of ordinary shares for diluted earnings per share ('000)	**247,496**	247,579

Basic earnings per share is calculated by dividing the profit/(loss) after tax attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For the purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted where such shares would be issued at a price lower than the fair value (average share price during the financial year). The difference between the number of shares to be issued at the exercise price under the options and the number of shares that would have been issued at the fair values based on the assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration is added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to profit/(loss) after tax attributable to members of the Company.

12. Cash and cash equivalents

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Cash at bank and on hand	**2,944**	1,071	**64**	29
Deposits, at call	**7,458**	10,570	**6,242**	274
	10,402	11,641	**6,306**	303

For the purposes of the consolidated cash flow statement, the year end consolidated cash and cash equivalents comprise the following:

	The Group	
	2001	2000
	$'000	$'000
Cash and bank (as above)	**10,402**	11,641
Less: Bank overdrafts (note 21)	**(2,011)**	(782)
Cash and cash equivalents per consolidated cash flow statement	**8,391**	10,859

13. Receivables

(a) Current receivables

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Trade debtors	**13,069**	4,842	-	-
Less: Provision for doubtful trade debts	**(228)**	(197)	-	-
	12,841	4,645	-	-
Notes receivable	-	1,679	-	-
Receivable from a subsidiary				
- non-trade	-	-	**5,806**	-
Receivable from associates				
- non-trade	**2,247**	21	**23**	22
Receivable from related parties				
- trade	**67**	118	-	-
- non-trade	**148**	59	**51**	36
Receivable from shareholders of a subsidiary	**19**	19	-	-
Dividend receivable from associates	**3,548**	5,341	-	-
	18,870	11,882	**5,880**	58

Movements in provision for doubtful debts are as follows:

Balance at the beginning of the financial year	**197**	-	-	-
Provision during the financial year	**228**	197	-	-
Bad debts written off against provision	**(197)**	-	-	-
Balance at the end of the financial year	**228**	197	-	-

The amounts receivable from a subsidiary, associates, related parties and shareholders of a subsidiary are unsecured, interest free and repayable upon demand.

(b) Non-current receivables

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Receivable from subsidiaries				
- non-trade	-	-	-	8,650
- loans	-	-	**70,651**	55,630
- advance, net of provision for doubtful debts of S$34,636,000 (2000: S$34,636,000)	-	-	**12,254**	30,130
Receivable from a shareholder of an associate – non-trade	**8,528**	8,100	-	-
	8,528	8,100	**82,905**	94,410

The loans to subsidiaries are unsecured and there is no specified payment date. Interest is charged at rates ranging from 5.625% to 8.640% (2000: 6.875% to 8.46%) per annum.

The non-trade balance due from and advance to subsidiaries are unsecured, interest-free and there is no specified payment date.

The Company has indicated that it will not demand settlement for the non-trade balances due from, loans and advance to subsidiaries within one year from 30 June 2001.

The receivable from a shareholder of an associate is unsecured, interest-free and settlement is not expected within one year from 30 June 2001.

14. Inventories

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Finished goods				
– at cost	**6,542**	2,013	-	-
– at net realisable value	**1,603**	-	-	-
	8,145	2,013	-	-
Raw material				
– at cost	**79**	-	-	-
– at net realisable value	**2,290**	4,147	-	-
Stores and consumables	-	124	-	-
Less: general provision for stock obsolescence	**(85)**	-	-	-
	10,429	6,284	-	-

Included in the inventories on hand at net realisable value is a provision of $1,165,000 (2000: Nil). The movement in this provision, in addition to a general provision of $85,000 (2000: Nil), amounting to a total provision of $1,250,000 (2000: Nil) are as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Balance at the beginning of the financial year	-	-	-	-
Provision made during the financial year	**1,250**	-	-	-
Balance at the end of the financial year	**1,250**	-	-	-

15. Other current assets

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Tax receivable	**13**	-	**13**	-
Deposits	**102**	44	**9**	9
Prepayments	**159**	159	**3**	3
Advances to suppliers	-	90	-	-
Sundry debtors	**929**	313	-	27
	1,203	606	**25**	39

16. Investments in associates

Interests in associates are held by five (2000: five) wholly-owned investment holding subsidiaries.

	The Group	
	2001	2000
	$'000	$'000
Investments in unquoted equity shares at cost	**65,666**	65,146
Share of reserve on acquisition of associates	**4,671**	4,671
Group's share of post-acquisition retained profits and reserves of associates net of dividends received	**56,281**	41,634
	126,618	111,451

16. Investments in associates (cont'd)

Details of associates are as follows:

Name of company	Principal activities	Country of incorporation and place of business	Effective ownership interest 2001 %	Effective ownership interest 2000 %	At cost 2001 $'000	At cost 2000 $'000
Held by subsidiaries:						
Zhejiang Yipeng Engine Parts Co., Ltd ("Yipeng")	Manufacture of motorcycle engine parts and assembly of motorcycle engines	The People's Republic of China	**49**	49	**20,022**	20,022
Zhejiang Yirong Engine Parts Co., Ltd ("Yirong")	Manufacture of fuel tanks and exhaust pipes, spray painting of fuel tanks	The People's Republic of China	**38**	38	**12,067**	12,067
Zhejiang Yizhong Motorcycle Electric Products Co., Ltd ("Yizhong")	Manufacture of shock absorbers and body frame, assembly of various electrical instruments and components	The People's Republic of China	**51**	51	**11,555**	11,555
Zhejiang Victor Motorcycle Co., Ltd ("Victor")	Assembly of motorcycles	The People's Republic of China	**43**	43	**1,031**	1,031
Zhejiang Mount-Channel Machinery Co., Ltd ("ZMC") (formerly known as Taizhou Mount-Channel Machinery Co., Ltd)	Manufacture of motorcycle clutches	The People's Republic of China	**30**	30	**946**	426
Zhejiang Qianjiang Motorcycle Co., Ltd ("ZML")	Manufacture and distribution of motorcycles and accessories and investment holding	The People's Republic of China	**24**	24	**20,045**	20,045
					65,666	65,146

The Group's investment in ZML, held through Bright Steel Pte Ltd with a cost of S$20,045,000, represents a 24% shareholding in ZML whose shares are listed as "A" shares on the Shenzhen Stock Exchange of the People's Republic of China and these "A" shares can only be traded by Chinese nationals. The Group's holding represents promoter's shares which cannot be traded on the exchange presently.

The Group regards Yipeng, Yirong and Yizhong, whose operations are integrated with that of Victor and ZML as associates at 30 June 2001 as it does not have control or joint control, but merely exercise significant influences, over their financial and operating policy decisions. Yizhong is a subsidiary of the Group within the meaning of the Companies Act as the Group's equity interest in this company is 51%. However, it is not meaningful to consolidate or attach the financial statements of Yizhong as this would only give a partial view of the integrated operations of the motorcycle business in China.

16. Investments in associates (cont'd)

The Group's interests in associates have been accounted for using the equity method based on the legal percentage of shareholdings indicated above.

During the financial year, one of the associates, Zhejiang Mount-Channel Machinery Co., Ltd raised additional capital of US$1,000,000 from the shareholders in the same proportion as that of the existing shareholdings. As a result, the Group's investment in this associate is increased by S$520,200 (US$300,000).

17. Investments in subsidiaries

	The Company	
	2001	2000
	$'000	$'000
Investment in equity shares at cost	**6,434**	6,434
Provision for diminution in value	**(6)**	(6)
	6,428	6,428

Details of subsidiaries are as follows:

Name of company	Principal activities	Country of incorporation and place of business	Equity holding		Cost of investment	
			2001	2000	**2001**	2000
			%	%	**$'000**	$'000
Held directly by the Company:						
Bright Steel Pte Ltd *	Investment holding	Singapore	**100**	100	**25**	25
Ternair Jaya Sdn Bhd **	Investment holding	Malaysia	**100**	100	*******	***
Arbon Investment Pte Ltd ("Arbon") *	Investment holding	Singapore	**100**	100	**477**	477
Aarau Investment Pte Ltd ("Aarau") *	Investment holding	Singapore	**100**	100	**306**	306
Grenchen Investment Pte Ltd ("Grenchen") *	Investment holding	Singapore	**100**	100	**279**	279
Kloten Investment Pte Ltd ("Kloten") *	Investment holding	Singapore	**100**	100	**47**	47
Sonlife International Pte Ltd *	Trading and distribution of metal and mineral products, food and beverages, seafood and investment holding	Singapore	**86**	86	**4,750**	4,750
Advent Electronics Pte Ltd *	Design-in and distribution of semiconductors and related components	Singapore	**55**	55	**550**	550

17. Investments in subsidiaries (cont'd)

Name of company	Principal activities	Country of incorporation and place of business	Equity holding 2001 %	Equity holding 2000 %	Cost of investment 2001 $'000	Cost of investment 2000 $'000
Held by subsidiaries:						
Lion Containers Sdn Bhd **	Manufacture and sale of dry cargo containers. Ceased manfacturing operation during the year ended 30 June 2000	Malaysia	**100**	100	**-**	-
Sonlife Yangon Company Limited **	Trading of metal, mineral products and seafood	Myanmar	**100**	100	**-**	-
Sonfood Limited **	Seafood processing	Myanmar	**100**	100	**-**	-
Sonlife Mongolia Co Ltd #^	Distribution of food and beverages, electrical and electronic goods. Ceased operation during the year	Mongolia	**100**	100	**-**	-
Sonlife International (Mongolia) Co., Ltd #^	Distribution of food and beverages, electrical goods. Ceased operation during the year	Mongolia	**100**	100	**-**	-
SonMarine (Thailand) Ltd # @^	Seafood processing. Ceased operation during the year	Thailand	**50**	50	**-**	-
Advent Electronics (M) Sdn Bhd #	Design-in and distribution of semiconductors and related components	Malaysia	**100**	100	**-**	-
					6,434	6,434

The cost of investment includes acquisition charges such as professional fees and other incidental expenses amounting to S$1,108,794 (2000: S$1,108,794).

- * Audited by PricewaterhouseCoopers, Singapore
- ** Audited by associated firms of PricewaterhouseCoopers, Singapore
- *** Cost of investment less than S$1,000
- # Audited by other firms
- @ The Group regards this company as a subsidiary despite the Group's effective equity holding in this company being less than 51% as it has board and management control over this company.
- ^ The Group intends to liquidate this company in the next financial year.

18. Intangibles

	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Preliminary expenditure				
Unamortised balance at the beginning of the financial year	**133**	138	-	-
Amortisation for the financial year	-	(5)	-	-
Written off during the financial year	**(133)**	-	-	-
Unamortised balance at the end of the financial year	-	133	-	-
Cost	-	138	-	-
Accumulated amortisation	-	(5)	-	-
	-	133	-	-

19. Property, plant and equipment

	Freehold land $'000	Long leasehold land $'000	Buildings $'000	Plant and machinery $'000	Office equipment and vehicles $'000	Furniture and fittings $'000	Construction in progress $'000	Total $'000
The Group								
Cost								
At 1 July 2000	5,590	3,399	13,747	12,550	1,441	865	2,326	39,918
Exchange rate adjustments	308	187	743	668	24	28	-	1,958
Additions, at cost	-	-	516	551	335	194	-	1,596
Reclassification	-	-	1,228	1,098	-	-	(2,326)	-
Disposals, at cost	-	(3,586)	(8,894)	(7,053)	(363)	(296)	-	(20,192)
At 30 June 2001	5,898	-	7,340	7,814	1,437	791	-	23,280
Accumulated depreciation								
At 1 July 2000	1,532	2,024	4,389	10,490	908	524	-	19,867
Exchange rate adjustments	84	111	242	573	21	22	-	1,053
Disposals	-	(2,135)	(2,779)	(5,875)	(141)	(143)	-	(11,073)
Depreciation charge	-	-	56	138	186	62	-	442
Write down (note 9)	-	-	-	170	4	17	-	191
At 30 June 2001	1,616	-	1,908	5,496	978	482	-	10,480
Net book value								
At 30 June 2001	**4,282**	**-**	**5,432**	**2,318**	**459**	**309**	**-**	**12,800**
Net book value								
At 30 June 2000	4,058	1,375	9,358	2,060	533	341	2,326	20,051

19. Property, plant and equipment (cont'd)

	Furniture and fittings $'000	Office equipment and vehicles $'000	Total $'000
The Company			
Cost			
At 1 July 2000	44	419	463
Additions	60	15	75
Disposals	(34)	-	(34)
At 30 June 2001	70	434	504
Accumulated depreciation			
At 1 July 2000	17	277	294
Disposals	(21)	-	(21)
Depreciation charge	17	89	106
At 30 June 2001	13	366	379
Net book value			
At 30 June 2001	**57**	**68**	**125**
Net book value			
At 30 June 2000	27	142	169

20. Payables

(a) Current

	The Group		The Company	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Trade creditors	**8,656**	3,281	-	-
Notes payable	**9,048**	5,751	**4,492**	-
Payable to subsidiaries – non-trade	-	-	**11,932**	9,475
Payable to ultimate holding corporation – non-trade	**3**	-	-	-
Payable to related parties – non-trade	**363**	110	-	-
Advance deposits from customers	-	150	-	-
Accrued operating expenses	**1,389**	1,678	**820**	1,098
Sundry creditors	**308**	344	**1,272**	-
	19,767	11,314	**18,516**	10,573

The non-trade balances payable to subsidiaries, ultimate holding corporation and related parties are unsecured, interest-free and repayable upon demand.

20. Payables (cont'd)

(b) Non-current

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Payable to an associate - non-trade	**14,330**	13,610	-	-

The balance payable to an associate is unsecured, interest-free and is not repayable within the next twelve months.

21. Borrowings

(a) Current

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Bank overdrafts – Note (a)	**2,011**	782	-	-
Bank loan - Note (a)	**8,527**	4,484	**7,727**	4,484
Term loan (unsecured) - Note (b)	-	51,810	-	51,810
	10,538	57,076	**7,727**	56,294

Included in the bank overdrafts is a balance of S$1,060,000 (2000: Nil) which is secured on the leasehold land and building, plant and machinery of a subsidiary amounting to S$4,539,000 (2000: Nil). The remaining balance of bank overdraft is unsecured.

The bank loans which are repayable upon demand, bear interest at rates ranging from 3.9% to 8.4% (2000: 4.1% to 8.4%) and are supported by a corporate guarantee of US$10,500,000 issued by the immediate holding corporation.

(b) Non-current

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Term loan (secured)	**45,550**	-	**45,550**	-

As at 30 June 2000, the term loan of US$30,000,000 (equivalent to S$51,810,000) was classified as current liabilities as it was repayable during the financial year ended 30 June 2001. During the financial year, the Company repaid US$5,000,000 of the term loan, reducing the outstanding term loan balance to US$25,000,000 (equivalent to S$45,550,000 at 30 June 2001).

As at 30 June 2001, the term loan bearing interest at 6.6% to 8.6% (2000: 7.5% to 8.6% p.a.), has been classified as a non-current liability as the loan was rolled over for twelve months with effect from 2 October 2001. Under the new loan agreement, the term loan is repayable in one lump sum on 1 October 2002 and is secured by way of a first floating charge over all assets of a subsidiary.

22. Provisions

Current

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Taxation (note 10(c))	**744**	25	**-**	-

23. Share capital of the Company

(a) Authorised ordinary share capital

The total number of authorised ordinary shares is 400 million shares (2000: 400 million shares) with a par value of $0.25 per share (2000: $0.25 per share).

(b) Issued ordinary share capital

	2001 Number of shares '000	2000 Number of shares '000	**2001 $'000**	2000 $'000
Balance at the beginning of the financial year	**247,485**	247,485	**61,871**	61,871
Exercise of options	**126**	-	**32**	-
Balance at the end of the financial year	**247,611**	247,485	**61,903**	61,871

All issued shares are fully paid.

On 5 June 2001, the issued ordinary share capital was increased from $61,871,000 to $61,903,000 by way of the exercise of options at par of 25 cents per share. The newly issued shares rank pari passu in all respects with the previously issued shares.

(c) Outstanding options

At 30 June 2001, there were the following outstanding options to subscribe for ordinary shares of $0.25 each exercisable at any time up to the dates indicated below:

Scheme	Number outstanding	Exercise price	Expiry date
1998 Options	55,000	$0.25	3.4.03
1999 Options	206,000	$0.25	6.4.04
2000 Options	175,000	$0.25	20.10.05
	436,000		

24. Foreign currency translation and other reserves

(a) Composition:

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Foreign currency translation reserve	**4,747**	3,436	**(13,308)**	(10,493)
Enterprise development reserve	**2,365**	1,771	**-**	-
General reserve	**6,647**	4,407	**-**	-
Consolidation reserve	**3,421**	3,421	**-**	-
Others – Surplus on restructuring of motorcycle business	**20,737**	20,737	**-**	-
	37,917	33,772	**(13,308)**	(10,493)

(b) Movements:

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Foreign currency translation reserve				
Balance at the beginning of the financial year	**3,436**	(9,409)	**(10,493)**	(9,683)
Adjustments during the financial year:				
Arising on translation of financial statements of foreign subsidiaries and associates	**4,418**	1,299	**-**	-
Arising on translation of monetary balance which in substance forms part of the Group's net investment in foreign subsidiaries or associates	**428**	1,071	**-**	-
Transfer to exceptional item arising from cessation of operation of a subsidiary	**-**	11,285	**-**	-
Arising on foreign currency liability accounted for as a hedge of the Company's net investment in foreign associates	**(3,535)**	(810)	**(2,815)**	(810)
	1,311	12,845	**(2,815)**	(810)
Balance at the end of the financial year	**4,747**	3,436	**(13,308)**	(10,493)
Enterprise development reserve				
Balance at the beginning of the financial year	**1,771**	1,159	**-**	-
Transfer from revenue reserve	**594**	612	**-**	-
Balance at the end of the financial year	**2,365**	1,771	**-**	-
General reserve				
Balance at the beginning of the financial year	**4,407**	2,461	**-**	-
Transfer from revenue reserve	**2,240**	1,946	**-**	-
Balance at the end of the financial year	**6,647**	4,407	**-**	-
Consolidation reserve				
Balance at beginning and end of the financial year	**3,421**	3,421	**-**	-
Others				
Surplus on restructuring of motorcycle business	**20,737**	20,737	**-**	-

24. Foreign currency translation and other reserves (cont'd)

The enterprise development reserve and the general reserve are maintained by the Group's associates in accordance with the accounting regulations in the People's Republic of China and are not available for the payment of cash dividends. The amounts shown represent the Group's share of the reserves.

The consolidation reserve relates to reserve arising on acquisition of interests in subsidiaries and associates.

25. Minority interests

	The Group	
	2001	2000
	$'000	$'000
At the beginning of the financial year	**438**	470
Share of results of subsidiaries	**483**	(32)
Capital contribution by minority shareholders	**109**	-
At the end of the financial year	**1,030**	438

26. Immediate and ultimate holding corporations

The Company's immediate holding corporation is Omali Corporation Sdn Bhd, incorporated in Malaysia. The ultimate holding corporation is Amalgamated Containers Bhd, also incorporated in Malaysia.

27. Contingent liabilities

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Unsecured guarantees given to the banks and suppliers in respect of trade obligations of the subsidiaries	**-**	-	**18,949**	12,262

The Company had issued letters of financial support to certain subsidiaries so as to enable them to operate as going concerns for the foreseeable future and to meet their liabilities as and when they fall due within the next twelve months.

28. Commitments for expenditure

Commitments not provided for in the financial statements.

(a) Capital commitments

Capital expenditure not provided for in the financial statements is as follows:

	The Group	
	2001	2000
	$'000	$'000
Amounts approved by directors	**-**	1,135

28. Commitments for expenditure (cont'd)

(b) Lease commitments

Commitments in relation to non-cancellable operating leases contracted for at the reporting date but not recognised as liabilities, are payable as follows:

	The Group	
	2001	2000
	$'000	$'000
Not later than one financial year	**234**	95
Later than one financial year but not later than five financial years	**328**	15
	562	110

(c) Other commitments

On 10 November 2000, the Company entered into a conditional Sale and Purchase Agreement with AMB Venture Sdn Bhd ("AMB Venture") and Cheng Heng Jem ("CHJ") (collectively referred to as the "Vendors") whereby the Company agreed to acquire from the Vendors the entire issued and paid-up shares in the capital of Angkasa Transport Equipment Sdn Bhd ("ATE").

Prior to the Completion Date, ATE will have an issued and paid-up ordinary share capital of RM27,530,000 comprising 27,530,000 ordinary shares of RM1.00 each. ATE is an investment holding company. It holds a 25% equity interest in Hefei Jianghuai Automotive Co Ltd which is a manufacturer of light trucks, and a 15.98% equity interest in Anhui Jianghuai Automotive Chassis Co Ltd which is a manufacturer of automotive chassis and gearbox and which is listed on the Shanghai Stock Exchange. Both of these entities are incorporated in the People's Republic of China.

The Purchase Consideration shall be approximately S$45.3 million. Payment of the Purchase Consideration shall comprise cash of approximately S$5.8 million and the issue by the Company to the Vendors of 157,876,604 ordinary shares of S$0.25 each with 157,876,604 warrants attached.

The completion of the above proposed acquisition is conditional upon, inter alia, the following :-

(1) Approval of the shareholders of the Company and AMB Venture at their respective general meetings;

(2) The written waiver of the Securities Industry Council for the Vendors and parties acting in concert with the Vendors being obtained from having to undertake a mandatory offer for all the shares of the Company not already beneficially owned by the Vendors under Rule 33 of the Singapore Code on Take-overs and Mergers;

(3) Approval of the Foreign Investment Committee of the Prime Minister Department of Malaysia; and

(4) Approval by the Singapore Exchange Securities Trading Limited.

At the date of the Directors' Report, all the above conditions are pending.

29. Related party transactions

In addition to the related party information shown elsewhere in the financial statements, the following significant transactions between the Group and related parties took place during the year at terms agreed between the parties:

	The Group	
	2001	2000
	$'000	$'000
Sale of inventories to a related party	**106**	121
Handling fee from a related party	**81**	391
Management fees received from related parties	**120**	124
Rental income from related parties	**28**	139
Rental charges paid to a related party	**525**	175

During the year, the Group provided trade financing amounting to S$2,787,601 (2000: S$19,576,000) to a related party for purchases made by that related party.

The above transactions are conducted pursuant to the Shareholders' Mandate obtained for Interested Person Transactions as defined in the Listing Manual of the Singapore Exchange Securities Trading Limited.

Related parties refer to companies which are connected to the Company through certain common directors or through indirect common shareholding.

30. Discontinuing operation

The dry cargo container business ("Container Business") was carried out by Lion Containers Sdn Bhd, a wholly-owned subsidiary of the Company. It was engaged in the manufacture and sale of dry cargo containers to customers which were mainly international container leasing companies and shipping line companies, in the South-east Asian region. Decreasing demand for containers further compounded by the economic crisis in 1998, and stiff price competition from other players in the industry leading to a substantial drop in selling price, made it not viable to continue with the Container Business.

In view thereof, the Directors announced their proposal to terminate the Container Business on 23 December 1999. Shareholders' approval for the cessation of the Container Business and the disposal of assets relating thereto was subsequently obtained at an Extraordinary General Meeting of the Company held on 20 September 2000.

Following the cessation of the Container Business, its assets including raw materials, plant and machinery, as well as land and building, were disposed of in a piece-meal manner at the best possible value attainable at the time of disposal. The disposal of the assets would continue to be carried out over a period of time. The remaining assets are written down to their estimated net realisable value at 30 June 2001.

30. Discontinuing operation (cont'd)

The income statement, total assets, total liabilities and cashflows of the Group for the current and previous financial years for the continuing and discontinuing operations are presented as follows:

	Continuing Operations		Discontinuing Operation		Group as a whole	
	2001	2000	**2001**	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
Revenue	**86,506**	23,837	**2,029**	7,263	**88,535**	31,100
Net operating expenses	**(86,278)**	(27,877)	**(1,212)**	(15,869)	**(87,490)**	(43,746)
Pre-tax profit/(loss) from operating activities	**228**	(4,040)	**817**	(8,606)	**1,045**	(12,646)
Interest income	**62**	190	**252**	216	**314**	406
Interest costs	**(5,022)**	(4,642)	**-**	-	**(5,022)**	(4,642)
Share of results of associates	**18,628**	23,219	**-**	-	**18,628**	23,219
Exceptional items	**-**	-	**(303)**	(25,733)	**(303)**	(25,733)
Profit/(loss) before tax	**13,896**	14,727	**766**	(34,123)	**14,662**	(19,396)
Tax	**(6,312)**	(6,128)	**-**	-	**(6,312)**	(6,128)
Profit/(loss) after tax	**7,584**	8,599	**766**	(34,123)	**8,350**	(25,524)
Total assets	**176,137**	140,354	**12,713**	29,794	**188,850**	170,148
Total liabilities	**(90,756)**	(81,796)	**(173)**	(233)	**(90,929)**	(82,029)
	85,381	58,558	**12,540**	29,561	**97,921**	88,119

<u>Cashflows</u>

Cash flows (used in)/from operating activities	**(4,925)**	(5,577)	**2,023**	3,330	**(2,902)**	(2,247)
Cash flows from/(used in) investing activities	**2,083**	(1,427)	**8,563**	237	**10,646**	(1,190)
Cash flows (used in)/from financing activities	**(10,464)**	(8,587)	**252**	(258)	**(10,212)**	(8,845)
	(13,306)	(15,591)	**10,838**	3,309	**(2,468)**	(12,282)

31. Segment information

Primary reporting format - business segments

	Electronic component distribution $'000	Marine food processing $'000	Dry cargo container $'000	Motorcycle $'000	Group $'000
Year ended 30 June 2001					
Revenue	77,669	8,837	2,029	-	88,535
Share of associates' revenue	-	-	-	352,123	352,123
	77,669	8,837	2,029	352,123	440,658
Segment result	2,122	(748)	817	-	2,191
Unallocated costs					(1,146)
Operating profit					1,045
Finance income					314
Finance costs					(5,022)
Share of results of associates				18,628	18,628
Exceptional items			(303)		(303)
Profit before tax					14,662
Tax					(6,312)
Group profit from ordinary activities					8,350
Minority interest					(483)
Net profit					7,867
Segment assets	19,705	8,892	12,713	3,548	44,858
Associates	-	-	-	126,618	126,618
Unallocated assets					17,374
Consolidated total assets					188,850
Segment liabilities	16,865	1,896	173	-	18,934
Borrowings					56,088
Tax					744
Unallocated liabilities					15,163
Consolidated total liabilities					90,929
Capital expenditure					
- segment	106	1,415	-	-	1,521
- unallocated					75
					1,596
Depreciation					
- segment	42	253	-	-	295
- unallocated					147
					442

31. Segment information (cont'd)

Primary reporting format - business segments (cont'd)

	Electronic component distribution $'000	Marine food processing $'000	Dry cargo container $'000	Motorcycle $'000	Group $'000
Year ended 30 June 2000					
Revenue	16,068	7,769	7,263	-	31,100
Share of associates' turnover	-	-	-	286,009	286,009
	16,068	7,769	7,263	286,009	317,109
Segment result	51	(2,644)	(8,606)	-	(11,199)
Unallocated costs					(1,447)
Operating loss					(12,646)
Finance income					406
Finance costs					(4,642)
Share of results of associates				23,219	23,219
Exceptional items			(25,733)		(25,733)
Loss before tax					(19,396)
Tax					(6,128)
Group loss from ordinary activities					(25,524)
Minority interest					91
Net loss					(25,433)
Segment assets	5,792	8,969	29,794	5,341	49,896
Associates	-	-	-	111,451	111,451
Unallocated assets					8,801
Consolidated total assets					170,148
Segment liabilities	4,760	5,210	233	-	10,203
Borrowings					57,076
Tax					29
Unallocated liabilities					14,721
Consolidated total liabilities					82,029
Capital expenditure					
- segment	111	2,893	172	-	3,176
- unallocated					88
					3,264
Depreciation					
- segment	28	169	1,980	-	2,177
- unallocated					137
					2,314
Amortisation	5	-	-	-	5

31. Segment information (cont'd)

The Group is organised into four main business segments:

- Motorcycle – manufacture of motorcycle components and the assembly and sale of motorcycles
- Electronic Component Distribution – design-in and distribution of semiconductors and related components
- *Marine Food Processing – processing of seafood for global distribution*
- Dry Cargo Container – terminated during the financial year ended 30 June 2000

There are no sales or other transactions between the business segments. Unallocated costs represent corporate expenses. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and corporate borrowings. Capital expenditure comprises additions to property, plant and equipment, and intangible assets.

Secondary reporting format - geographical segments

The Group's four business segments operate in *six geographical areas:*

China - the main activities are the manufacture and sale of motorcycles and motorcycle components
The United States - the main activity is electronic component distribution
Singapore - *the main activity is electronic component distribution*
Malaysia - the main activity is dry cargo container business
Australia - the main activity is marine food distribution
Other countries - *the main activities are electronic component distribution and marine food processing*

	Sales		Total assets		Capital expenditure	
	2001	2000	**2001**	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
China	**352,123**	286,009	**126,618**	111,451	**-**	-
Singapore	**40,639**	9,172	**46,304**	24,366	**233**	304
The United States	**34,430**	4,141	**-**	-	**-**	-
Malaysia	**5,500**	9,931	**12,713**	29,794	**-**	234
Australia	**1,156**	3,924	**-**	-	**-**	-
Other countries	**6,810**	3,932	**3,215**	4,537	**1,363**	2,726
	440,658	317,109	**188,850**	170,148	**1,596**	3,264

With the exception of China and Singapore, no other individual country contributed more than 10% of consolidated revenues and assets.

Sales revenue is based on the country in which the customer is located. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

32. Comparatives

Certain comparative figures have been reclassified to conform with the current financial year's presentation.

In addition, other than as disclosed elsewhere in the financial statements, the comparatives have been adjusted or extended to take into account the requirements of the following revised Statements of Accounting Standards *which the Company/Group implemented during the financial year ended 30 June 2001:*

(a) SAS 1 – Presentation of financial statements
(b) SAS 8 – Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
(c) SAS 15 – Leases
(d) SAS 23 – Segment Reporting

PROFORMA CONSOLIDATED BALANCE SHEET OF AMB AS AT 30 JUNE 2001 AND AUDITORS' LETTER THEREON

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

10 October 2002

The Board of Directors
Angkasa Marketing Berhad
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

Dear Sir,

ANGKASA MARKETING BERHAD
PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2001

We have reviewed the proforma consolidated balance sheet of Angkasa Marketing Berhad and its subsidiary companies ("the Group") as at 30 June 2001, together with the notes thereto, for which the Directors are solely responsible. The purpose of this letter is for inclusion in the Circular to Shareholders of AMB dated 10 October 2002 in connection with the proposed disposal of Angkasa Transport Equipment Sdn Bhd Group by AMB Venture Sdn Bhd to Lion Asiapac Limited

In our opinion, the proforma consolidated balance sheet, which is provided for illustrative purposes only, has been compiled on the bases and assumptions set out in the accompanying notes to the proforma consolidated balance sheet and is presented on a basis consistent with the accounting policies normally adopted by the Group.

Yours faithfully,

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

ANGKASA MARKETING BERHAD

PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2001

The following Proforma Consolidated Balance Sheet of Angkasa Marketing Berhad have been prepared solely to illustrate the proforma effects of the Proposed Disposal as if the transaction have been completed as at 30 June 2001

	Audited as at 30.6.2001	Proforma After Proposed Disposal
	RM'000	RM'000
Current assets	1,018,841	1,018,837
Current liabilities	(1,878,273)	(1,865,284)
Net current liabilities	(859,432)	(846,447)
Property, plant and equipment	677,793	677,793
Associated companies	368,107	387,406
Investments	10,477	10,477
Deferred expenditure	1,648	1,648
Goodwill on consolidation	21,124	21,124
	219,717	252,001
Financed by:		
Share capital	147,451	147,451
Reserves	(99,522)	(67,238)
Shareholders' funds	47,929	80,213
Minority interests	152,633	152,633
Long term borrowings	18,369	18,369
Deferred payable	180	180
Deferred taxation	606	606
	219,717	252,001
Net tangible assets	25,157	57,441
Net tangible assets per share (RM)	0.17	0.39

Stamped for the purpose of identification only with our letter/report dated
10 OCT 2002
Ong Boon Bah & Co
Kuala Lumpur

ANGKASA MARKETING BERHAD

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEET

1 The proforma consolidated balance sheet has been prepared based on the audited financial statements of Angkasa Marketing Berhad ("AMB") and its subsidiary companies as at 30 June 2001 and provided for illustrative purposes to show the effects of the following transactions on the assumption that they are effected on 30 June 2001:

i) Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing approximately 9.19% of the enlarged share capital of ATE, for a cash sum of RM3.365 million by Tan Sri William H.J.Cheng ("Proposed Subscription"); and

ii) Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE, by AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of AMB, to Lion Asiapac Limited ("LAP") for a total consideration of SGD37,255,682 (equivalent to approximately RM80.5 million) to be wholly satisfied by the issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP at par together with 149,022,728 detachable LAP warrants attached, and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co Ltd ("Proposed Disposal").

The total consideration receivable by AMBV for the Proposed Disposal of SGD37,255,682 consist of the Initial Consideration and the Additional Consideration.

The Initial Consideration of SGD15,383,527, which is equivalent to approximately RM33.2 million or RM1.33 per ATE share, was arrived at on a willing buyer-willing seller basis and represents the aggregate to the following:

i) AMBV's share of the proforma NTA of the ATE Group as at 31 December 1999 after the Proposed Internal Restructuring of ATE (as explained in Note 2 below) and Proposed Subscription but before the listing of Anhui Jianghuai Automotive Co Ltd ("AJ Auto") of RM32.2 million, as determined by the international accounting firm appointed by LAP; and

ii) The proforma write-back of provisions of approximately RM1.0 million for bad and doubtful debts and stocks as agreed between AMBV and LAP.

The Additional Consideration of SGD21,872,155, which is equivalent to approximately RM47.2 million, reflects the listing premium of AJ Auto attributable to ATE based on the offer price of AJ Auto of Rmb9.90 per AJ Auto share.

Stamped for the purpose of identification only with our letter/report dated

10 OCT 2002

Ong Boon Bah & Co
Kuala Lumpur

2 Prior to the Proposed Subscription and Proposed Disposal (as described above), ATE shall implement an internal restructuring involving, *inter alia*, the following exercises:-

i) The proposed redemption by ATE of 102.6 million redeemable preference "A" shares of RM1.00 each ("RPS 'A'") at par and 180.0 million redeemable preference "B" shares of RM0.01 each ("RPS 'B'") at a premium of RM0.99 each amounting to RM282.6 million collectively ("Proposed Redemption of RPS"). The RPS 'A' and RPS 'B' were both issued to AMBV at an issue price of RM1.00 each. The Proposed Redemption of RPS shall be redeemed out of (a) proceeds amounting to RM89.1 million from the issuance of 13.5 million new ATE Shares to AMBV at a proposed issue price of RM6.60 per ATE Share and (b) the balance of RM193.5 million being settled in the manner set out in Section 2(ii) hereafter.

Upon completion of the Proposed Redemption of RPS, the issued and paid-up capital of ATE would increase from RM11.5 million comprising 11.5 million ATE Shares to RM25.0 million comprising 25.0 million ATE Shares;

ii) The proposed disposal by ATE of all its equity interests in its subsidiary and associated companies listed as follows, except for Hefei Jianghuai Automotive Co Ltd ("HJ Auto") and AJ Auto, at the original cost of investments to AMBV or its nominees:

Name	**Cost of Investment** **RM '000**
Willet Investment Pte Ltd	56,935
Silverstone Tyre (S) Pte Ltd	45,620
AMB Aerovest Limited	42,654
Wuhan Fortune Motor Co Ltd	21,348
Lion Asia Investment Pte Ltd	10,682
Hunan Changfa Automotive Engine Co Ltd	40,206
Jiangxi Fuqi Motor Co Ltd	27,018
	244,463

The total sale consideration of RM244.5 million is proposed to be netted-off against the amount of RM193.5 million resulted from the Proposed Redemption of RPS (as described in Section 2(i) above), and the balance of RM51.0 million will be treated as an amount owing from AMBV to ATE, which would be waived by ATE.

iii) The restructuring of ATE's investment in HJ Auto (which is a joint-venture company in respect of which ATE has a 25% equity interest) in conjunction with the listing of AJ Auto, are as follows:

a) The injection of HJ Auto's chassis business of Rmb129.8 million into AJ Auto for the purpose of the listing of AJ Auto on The Shanghai Stock Exchange ("SSE"), which is principally involved in the business of manufacturing and sale of automotive chassis and gearbox components. The injection was completed on 30 September 1999;

b) The injection by ATE of the sum of RM3.365 million, being the subscription money paid by Tan Sri William H.J.Cheng on 17 October 2000 pursuant to the Proposed Subscription , to HJ Auto in the form of cash; and

c) The injection by Anhui Jianghuai Automotive Group Co Ltd ("AJ Group"), the joint venture partner of ATE in the PRC, of its Gearbox Business valued at Rmb14.5 million into AJ Auto for the listing of AJ Auto on 30 September 1999. The estimated value of Rmb14.5 million represents the replacement value of the Gearbox Business as at 31 August 1999, as assessed by an independent valuer appointed by the AJ Group.

The injection of the chassis and Gearbox Business into AJ Auto by HJ Auto and AJ Group respectively were completed prior to the Listing of AJ Auto.

PROFORMA FINANCIAL EFFECTS OF THE PROPOSED DISPOSAL ON LAP (As Extracted from Circular to Shareholders of LAP Dated 19 August 2002)

For illustrative purposes only, the proforma financial effects of the Proposed Disposal on the financial position and results of the LAP Group (as extracted from Section 8 of the circular to shareholders of LAP dated 19 August 2002) are set out below. The following definitions (as extracted from the "Definitions" section of the circular to shareholders of LAP dated 19 August 2002) shall apply throughout this Appendix.

Quote

DEFINITIONS

"Acquisition"	:	The proposed acquisition of the entire issued and paid up share capital of ATE from AMB Venture and CHJ by Lion Asiapac
"Acquisition Shares"	:	The 27,530,000 ordinary shares of RM1.00 each in the share capital of ATE, comprising 100% of ATE's issued and paid up ordinary share capital as at the Completion Date
"AHJA"	:	Anhui Jianghuai Automotive Chassis Co., Ltd. (formerly known as HJMF)
"AMB Venture"	:	AMB Venture Sdn Bhd
"ATE"	:	Angkasa Transport Equipment Sdn Bhd
"CHJ"	:	Cheng Heng Jem
"Company" or "Lion Asiapac"	:	Lion Asiapac Limited
"Completion"	:	Completion of the acquisition of the Acquisition Shares
"Completion Date"	:	The date falling fourteen (14) days after all the conditions precedents referred to in Section 6.1 are satisfied (or such other date as the parties may agree)
"Consideration Shares"	:	The new ordinary shares of S$0.25 each in the capital of Lion Asiapac to be allotted and issued by the Company to the Vendors at an issue price of S$0.25 each as partial consideration for the Acquisition
"HFJH"	:	Hefei Jianghuai Automotive Co., Ltd
"HJMF"	:	Hefei Jianghuai Motors Factory
"Lion Asiapac Group" or "Group"	:	Lion Asiapac and its subsidiaries and associated companies
"New Shares"	:	New ordinary Shares of S$0.25 each in the capital of the Company
"PRC" or "China"	:	The People's Republic of China
"RMB" or "Renminbi"	:	The lawful currency of the PRC
"S$" or "Singapore Dollars"	:	The lawful currency of the Republic of Singapore
"Shares"	:	Ordinary shares of S$0.25 each in the capital of the Company
"Vendors"	:	AMB Venture and CHJ

PROFORMA FINANCIAL EFFECTS OF THE PROPOSED DISPOSAL ON LAP
(As Extracted from Circular to Shareholders of LAP Dated 19 August 2002)

"Warrants" or "Consideration Warrants"	:	The warrants to be issued by the Company to the Vendors, each entitling the holder thereof to subscribe for one New Share

FINANCIAL EFFECTS OF THE ACQUISITION

The effects of the Acquisition on the financial position and results of the Group as at and for the year ended 30 June 2001 have been prepared on a proforma basis as if the Acquisition had been completed as of 30 June 2001.

The proforma financial effects have been prepared on the basis that AHJA was listed on the Shanghai Stock Exchange on 24 August 2001 as set out in Section 2.3 above, resulting in the Balance Consideration being payable to the Vendors.

Shareholders should note that the summary financial effects of the Acquisition is prepared solely for the purpose of illustration and do not represent the future performance of Lion Asiapac after Completion.

(i) Share Capital

	No. of Shares	S$
Issued share capital as at 30 June 2001	247,611,120	61,902,780
Shares to be issued pursuant to the Acquisition	157,876,604	39,469,151
Enlarged share capital after the Acquisition	405,487,724	101,371,931
Shares to be issued pursuant to the exercise of the Consideration Warrants	157,876,604	39,469,151
Enlarged share capital after the Acquisition and the exercise of the Consideration Warrants	563,364,328	140,841,082

(ii) Net Tangible Assets

	S$'000	Per Share (cents)
NTA as at 30 June 2001 before the Acquisition and the issue of Shares	96,891	39.13
Adjusted NTA as at 30 June 2001 after the Acquisition and issue of Shares	134,429	33.15
Adjusted NTA as at 30 June 2001 after the Acquisition, the issue of Shares and assuming full conversion of the Consideration Warrants	173,898	30.87

Notes:

The Adjusted Net Tangible Assets is arrived after adjusting for the following:

(1) RMB5,123,000 and RMB3,723,000, being ATE's share of the intangibles relating to HFJH and AHJA respectively;

(2) RMB20,000,000, being the additional cash investment by ATE in AHJA;

(3) RMB7,370,000, representing proceeds to ATE from the issue of an additional 2,530,000 ordinary shares of RM1.00 each at RM1.33 per share;

(4) S$24,085,000, being the increase in ATE's share of the net asset value of AHJA upon listing of AHJA; and

(5) S$20,336,000, being the NTA of ATE as at 31 December 2000.

PROFORMA FINANCIAL EFFECTS OF THE PROPOSED DISPOSAL ON LAP
(As Extracted from Circular to Shareholders of LAP Dated 19 August 2002)

(iii) Earnings

	FY 30 June 2001		
S$'000	**Before the Acquisition and the issue of New Shares**	**After the Acquisition and issue of New Shares**	**After the Acquisition, the issue of New Shares and assuming full conversion of the Consideration Warrants**
Profit after tax and minority interest but before extraordinary items	7,867	n.a.	n.a
Earnings per share (cents)	3.18	n.a	n.a

Notes:

The earnings per share on the basis of AHJA being successfully listed on the Shanghai Stock Exchange is not calculated as AHJA was listed subsequent to 30 June 2001.

Based on the exercise price of the Consideration Warrants of S$0.25 and the share price of Lion Asiapac as at the date of this Circular, which is lower than S$0.25, it is assumed that the Consideration Warrants will not be dilutive.

(iv) Gearing

	FY 30 June 2001		
S$'000	**Before the Acquisition and the issue of New Shares**	**After the Acquisition and issue of New Shares**	**After the Acquisition, the issue of New Shares and assuming full conversion of the Consideration Warrants**
Net borrowings	45, 686	51,472	12,003
Shareholders' funds	96,891	135,527	174,996
Net gearing ratio (times)	0.47	0.38	0.07

For the purpose of the above calculations, the expression "net gearing ratio" means the ratio of net borrowings to shareholders' funds. The expression "net borrowings" means the aggregate amount of liabilities arising from borrowings from banks and financial institutions and floating rate notes, net of cash, short-term deposits and fixed deposit balances. The expression "shareholders' funds" means the amount represented by the aggregate of the issued and paid up share capital and reserves of the Group.

Unquote

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 (3) 2693 1077
Facsimile +60 (3) 2693 0997

The Board of Directors
Angkasa Marketing Berhad
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

8 October 2002

00209322A037/SN/FL

Dear Sirs,

1. INTRODUCTION

This Accountants' Report ("this Report") on Lion Asiapac Limited ("LAP" or "the Company") has been prepared by an approved company auditor for the purpose of inclusion in the Circular to Shareholders of Angkasa Marketing Berhad ("AMB") to be dated 10 October 2002 in connection with:

(i) The proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing approximately 9.19% of the enlarged share capital of ATE, for a cash sum of RM3.365 million by Tan Sri Cheng Heng Jem.

(ii) The proposed disposal of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE. by AMB Venture Sdn. Bhd. ("AMBV"), a wholly-owned subsidiary of AMB, to LAP for a total consideration of S$37,255,682 (equivalent to approximately RM80.5 million), to be wholly satisfied by the issuance of 149,022,728 new ordinary shares of S$0.25 each in LAP ("LAP Shares") at par together with 149,022,728 free detachable LAP warrants ("LAP Warrants") attached, and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co Ltd ("the Proposed Disposal").

(iii) The proposed offer for sale by AMBV of up to 25% of the LAP Shares and LAP Warrants receivable by AMBV as consideration pursuant to the Proposed Disposal, to the shareholders of LAP (apart from Amalgamated Containers Berhad Group and other parties deemed connected to AMBV) and/or the public in Singapore at an offer price of not less than S$0.25 for each LAP Share (equivalent to approximately RM0.54 for each LAP Share) with one (1) free detachable LAP Warrant attached.

1. INTRODUCTION (continued)

This Report contains the following information:

Paragraph 2	General Information
Paragraph 3	Financial Statements and Auditors
Paragraph 4	Summary of Significant Accounting Policies
Paragraph 5	Basis of Presentation of Summarised Financial Statements
Paragraph 6	Summarised Financial Statements denominated in Singapore Dollars ("S$")
Paragraph 7	Summarised Financial Statements denominated in Ringgit Malaysia ("RM") - For Illustrative Purposes Only
Paragraph 8	Segment Information
Paragraph 9	Dividends
Paragraph 10	Detailed Statement of Assets and Liabilities – 30 June 2001
Paragraph 11	Financial Statements
Paragraph 12	Significant Post Balance Sheet Events

2. GENERAL INFORMATION

2.1 Background

LAP was incorporated on 6 December 1968 in Singapore as a private limited company, under the name of Metal Containers (Private) Limited. On 18 December 1981, it was renamed Metal Containers Limited following its conversion to a public limited company. The Company assumed its present name on 26 April 1996.

The Company is domiciled in Singapore. The address of the registered office of the Company is as follows:

10 Arumugam Road #10-00
Lion Industrial Building
Singapore 409957

As at 30 June 2001, there were 286 employees in LAP Group ("the Group") and 10 employees in the Company.

PRICEWATERHOUSECOOPERS

2. GENERAL INFORMATION (continued)

2.1 Background (continued)

The immediate holding company is Omali Corporation Sdn Bhd, and the ultimate holding company is Amalgamated Containers Berhad ("ACB"), both of which are incorporated in Malaysia. ACB is listed on the Kuala Lumpur Stock Exchange.

2.2 Principal activities

The Group is a diversified regional manufacturer and distributor. It operates four core businesses, namely motorcycle manufacturing, electronic component distribution, marine food processing and manufacturing of dry cargo containers. The manufacturing of dry cargo containers, electronic component distribution and marine food processing businesses has ceased operations at the date of this Report.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries and associates are described in paragraphs 2.4 and 2.5 of this Report.

There was no change in the principal activity of the Company during the five financial years ended 30 June 2001. The significant changes in the principal activities of the Group during the accounting periods included in this Report are as follows:

i) During the financial year ended 30 June 1997, the Group acquired four subsidiaries having interests in joint venture companies in the People's Republic of China. The principal activities of these joint venture companies consist of the manufacture of motorcycle components and the assembly of motorcycles.

ii) During the financial year ended 30 June 2000, a subsidiary, Lion Containers Sdn Bhd, ceased its activity relating to the manufacture of dry cargo containers. The assets relating to this business are in the process of being sold.

iii) During the financial year ended 30 June 2001, a subsidiary, Sonlife Mongolia Co Ltd, ceased its activities relating to the distribution of food and beverages, electrical and electronic goods.

iv) During the financial year ended 30 June 2002, a subsidiary, Sonlife International Pte Ltd, and two of its subsidiaries ceased their activities relating to marine food processing operations. The assets relating to this business are in the process of being sold.

PRICEWATERHOUSECOOPERS

2. GENERAL INFORMATION (continued)

2.3 Share capital

As at the date of this Report, the share capital of the Company, which consists of ordinary shares of S$0.25 each, is analysed as follows:

	S$'000
Authorised	100,000
Issued and fully paid	61,903

(a) Authorised share capital

The movements in the authorised share capital of the Company since its incorporation are as follows:

Date of creation	Number of ordinary shares of S$10.00 each created	Number of ordinary shares of S$1.00 Each created	Number of ordinary shares of S$0.50 each created	Number of ordinary shares of S$0.25 each created	Cumulative authorised share capital
	'000	'000	'000	'000	S$'000
6 December 1968	200	-	-	-	2,000
24 July 1970	300	-	-	-	5,000
18 December 1981	9,500	-	-	-	100,000
18 December 1981 – share spilt	(10,000)	100,000	-	-	100,000
26 April 1996 – share spilt	-	(100,000)	200,000	-	100,000
15 April 1997 – share spilt	-	-	(200,000)	400,000	100,000

2. GENERAL INFORMATION (continued)

2.3 Share capital (continued)

(b) Issued and fully paid share capital

The movements in the issued and fully paid share capital of the Company since its incorporation are as follows:

Date of issue	Number of ordinary shares issued	Par value S$	Consideration for share capital	Amount S$	Cumulative issued and fully paid share capital S$
6 December 1968	2	10	Cash of S$10 per share	20	20
31 October 1970	205,998	10	Cash of S$10 per share	2,059,980	2,060,000
12 February 1971	44,000	10	Cash of S$10 per share	440,000	2,500,000
14 December 1972	50,000	10	Cash of S$10 per share	500,000	3,000,000
16 September 1980	120,000	10	Cash of S$10 per share	1,200,000	4,200,000
30 June 1981	36,033	10	S$10 per share in consideration for acquisition of shares in another company	360,330	4,560,330
18 December 1981	-	1	Shares subdivided from ordinary shares of S$10 each to shares of S$1 each	-	4,560,330
18 December 1981	27,361,980	1	Bonus issue by way of capitalisation of reserves	27,361,980	31,922,310
14 January 1982	22,077,690	1	Cash of S$1 per share	22,077,690	54,000,000
7 April 1987	3,488,280	1	S$1 per share in consideration for acquisition of shares in another company	3,488,280	57,488,280
26 April 1996	-	0.50	Shares subdivided into shares of S$0.50 each	-	57,488,280
15 April 1997	-	0.25	Shares subdivided into shares of S$0.25 each	-	57,488,280
31 May 1999	17,532,000	0.25	Cash of S$0.25 each	4,383,000	61,871,280
5 June 2001	126,000	0.25	Cash of S$0.25 each	31,500	61,902,780

2. GENERAL INFORMATION (continued)

2.4 Subsidiaries

The subsidiaries of LAP at the date of this Report are as follows:

Name of company	Effective interest	Country of incorporation	Principal activities
Held directly by the Company:			
Bright Steel Pte Ltd	100%	Singapore	Investment holding.
Ternair Jaya Sdn Bhd	100%	Malaysia	Investment holding.
Arbon Investment Pte Ltd	100%	Singapore	Investment holding.
Aarau Investment Pte Ltd	100%	Singapore	Investment holding.
Grenchen Investment Pte Ltd	100%	Singapore	Investment holding.
Kloten Investment Pte Ltd	100%	Singapore	Investment holding.
Sonlife International Pte Ltd	86%	Singapore	Trading and distribution of metal and mineral products, food and beverages, seafood and investment holding. Ceased trading and distribution operations during the financial year ended 30 June 2002.
Advent Electronics Pte Ltd	55%	Singapore	Design-in and distribution of semiconductors and related components.
Held by subsidiaries:			
Lion Containers Sdn Bhd	100%	Malaysia	Manufacture and sale of dry cargo containers. Ceased manufacturing operations during the financial year ended 30 June 2000.
Sonlife Yangon Company Limited	100%	Myanmar	Trading of metal, mineral products and seafood. Ceased operations during the financial year ended 30 June 2002.
Sonfood Limited	100%	Myanmar	Seafood processing. Ceased operations during the financial year ended 30 June 2002.
Sonlife Mongolia Co Ltd	100%	Mongolia	Distribution of food and beverages, electrical and electronic goods. Ceased operations during the financial year ended 30 June 2001.
Advent Electronics (M) Sdn Bhd	100%	Malaysia	Design-in and distribution of semiconductors and related components.

2. GENERAL INFORMATION (continued)

2.5 Associates

The associates of LAP at the date of this Report are as follows:

Name of company	Effective interest	Country of incorporation	Principal activities
Held by subsidiaries:			
Zhejiang Yipeng Engine Parts Co., Ltd ("Yipeng")	49%	The People's Republic of China	Manufacture of motorcycle engine parts and assembly of motorcycle engines.
Zhejiang Yirong Engine Parts Co., Ltd ("Yirong")	38%	The People's Republic of China	Manufacture of fuel tanks and exhaust pipes, spray painting of fuel tanks.
Zhejiang Yizhong Motorcycle Electric Products Co., Ltd ("Yizhong")	51%	The People's Republic of China	Manufacture of shock absorbers and body frame, assembly of various electrical instruments and components.
Zhejiang Victor Motorcycle Co., Ltd ("Victor")	42%	The People's Republic of China	Assembly of motorcycles.
Zhejiang Mount–Channel Machinery Co., Ltd ("Mount-Channel") (formerly known as Taizhou Mount-Channel Machinery Co., Ltd)	30%	The People's Republic of China	Manufacture of motorcycle clutches.
Zhejiang Qianjiang Motorcycle Co., Ltd ("Qianjiang")	22%	The People's Republic of China	Manufacture and distribution of motorcycles and accessories and investment holding.

The effective equity interests in the associates, Qianjiang, Yirong and Victor, at the date of this Report differ from that as at 30 June 2001 as disclosed in paragraphs 6.4(iii) and 7.4(iii), because during the financial year ended 30 June 2002, Qianjiang made a rights issue to all its shareholders. As the Group did not take up the rights issue, the Group's effective equity interest in Qianjiang was diluted from 24% to 22%. Qianjiang's shares are listed as "A" shares on the Shenzhen Stock Exchange of the People's Republic of China, and these "A" shares can only be traded by Chinese nationals. The Group's holding in Qianjiang represents promoter's shares, which cannot be traded on the exchange at the date of this Report. In addition, Qianjiang also has equity interests in Yirong and Victor. Accordingly, the Group's effective equity interests in Yirong and Victor have been diluted from 39% to 38% and 43% to 42% respectively.

PRICEWATERHOUSECOOPERS

3. FINANCIAL STATEMENTS AND AUDITORS

3.1 Financial statements and information

The financial information of LAP included in this Report is extracted from:

i) the audited financial statements of LAP, expressed in Singapore Dollars ("S$"), which have been prepared under the historical cost convention and in accordance with the applicable approved Singapore Statement of Accounting Standards ("SASs") in force for the respective financial years; and

ii) the accounting records of LAP.

The directors of the Company are responsible for the financial statements and information. This requires the directors to make estimates and assumptions in the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the respective dates of the financial statements and the revenues and expenses during the reported financial years.

3.2 Applicable approved accounting standards in Malaysia

The information stated in this Report for the financial years ended 30 June 1997 to 30 June 2001 is presented to conform with the extended disclosure requirements of the approved accounting standards in Malaysia that are applicable with effect from the financial year ended 30 June 2001.

Adjustments have also been made to the financial statements for the financial years included in this Report, where required, to comply with the applicable approved accounting standards in Malaysia effective for the financial year ended 30 June 200 , in respect of the accounting treatment of preliminary expenses and share of results of jointly controlled entities, as more fully explained in paragraph 6.2 on page 159, paragraph 6.4 on page 170, paragraph 7.2 on page 190 and paragraph 7.4 on 201 of this Report.

3.3 Restatement of financial statements in the Accountants' Report in RM

The financial statements and information in this Report have been restated in RM for illustrative purposes only, using the exchange rate at the respective year-ends. The exchange rates used are summarised as follows:

Foreign currency	1997 RM	1998 RM	1999 RM	2000 RM	2001 RM
1 Singapore Dollar	1.766	2.409	2.231	2.193	2.085

3. FINANCIAL STATEMENTS AND AUDITORS (continued)

3.4 Auditors

The financial statements for the financial years ended 30 June 1997 and 30 June 1998 were audited by Price Waterhouse, Singapore whilst the financial statements for the financial years ended 30 June 1999, 30 June 2000 and 30 June 2001 were audited by PricewaterhouseCoopers, Singapore.

3.5 Audit reports

The financial statements of the Group and the Company for the financial years ended 30 June 1997 to 30 June 2001 were audited in accordance with the Singapore Standards on Auditing and reported on by the auditors without qualification, except for an emphasis of matter paragraph stated in the audit opinion for the financial year ended 30 June 2000 as follows:

"Without qualifying our opinion, we draw your attention to Note 5(b) to the financial statements which describes the manner in which share trading activities have been carried out by two of the associated companies, Zhejiang Yizhong Motorcycle Electric Products Co., Ltd ("Yizhong") and Zhejiang Yipeng Engine Parts Co., Ltd ("Yipeng") which have been equity accounted for in the financial statements of the Group. The listed shares, held in accounts with a securities trading house, recorded by Yizhong and Yipeng amounted to Rmb88,300,000 (S$18,366,400) at 30 June 2000. The management of Yizhong and Yipeng have indicated their intention to cease these trading activities and to realise the recorded balance. At the date of adoption of these financial statements, an amount of Rmb15,000,000 (S$3,120,000) has been received by Yizhong from the securities trading house. Pending the receipt of the entire amount, there is an uncertainty over the recoverability of the full amount of these listed shares due to the manner in which these shares were traded in the past and are held on behalf of Yizhong and Yipeng. Management of the Company is confident that the entire balance will be fully recoverable. The financial statements did not include any adjustments that might result from this uncertainty".

The extract of Note 5(b) to the financial statements for the financial year ended 30 June 2000 is as follows:

"During the financial year, two associated companies, Yizhong and Yipeng, traded in shares listed on the stock exchanges in the People's Republic of China. These trades have been conducted through the accounts not in the names of Yizhong and Yipeng at a securities trading house (hereinafter referred to as "these accounts"). At 30 June 2000, the listed shares recorded by Yizhong and Yipeng arising from trades conducted through these accounts amounted to Rmb88,300,000 (S$18,366,400).

3. FINANCIAL STATEMENTS AND AUDITORS (continued)

3.5 Audit reports (continued)

Notwithstanding this arrangement, the securities trading house confirmed that it held these listed shares on behalf of Yizhong and Yipeng. At the date of adoption of these financial statements, the management of Yizhong and Yipeng have indicated their intention to cease these share trading activities and an amount of Rmb15,000,000 (S$3,120,000) has been received by Yizhong from the securities trading house. The management of the Company is confident that the entire balance will be fully recoverable".

The above mentioned matter was resolved during the financial year ended 30 June 2001 following the subsequent receipt by Yizhong and Yipeng in that financial year of the outstanding balance due from the securities trading house.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements of LAP for the financial years ended 30 June 1997 to 30 June 2001:

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the financial year. The results of subsidiaries acquired or disposed of during the financial year are included in or excluded from the consolidated income statements from the date of their acquisition or disposal. All material intercompany balances and transactions and resulting unrealised profits are eliminated in full on consolidation. When necessary, accounting policies for the subsidiary have been changed to ensure consistency with the policies adopted by the Group.

The excess of the cost of investment over the fair value of net identifiable assets acquired represents goodwill on consolidation, which is taken directly to reserves.

Any excess of the value of net identifiable assets acquired over the cost of acquisition is taken directly to capital reserves as reserve arising on consolidation.

4. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

(b) Foreign currencies

Transactions in foreign currencies during the financial year are converted to Singapore Dollars at the rates of exchange prevailing on the transaction dates. Assets and liabilities in foreign currencies are translated into Singapore Dollars at the rates of exchange prevailing at the balance sheet date or at contracted rates where they are covered by forward exchange contracts. Exchange differences arising are taken to the income statements.

For the purpose of consolidation of subsidiaries and the equity accounting of associates, whose operations are not an integral part of the Company's operations, the balance sheets are translated into Singapore Dollars at the exchange rates prevailing at the balance sheet date, and the results are translated using the weighted average exchange rates for the financial year. The exchange differences arising on translation of foreign subsidiaries, and the Group's share of exchange differences arising from the translation of foreign associates, are taken directly to the foreign currency translation reserve. On disposal, these translation differences are recognised in the consolidated income statement as part of the gain or loss on sale.

The following foreign exchange translation differences are taken directly to foreign currency translation reserve until the disposal of the net investment, at which time they are recognised as income or expenses as the case may be:

(i) those arising on the assets and liabilities of foreign subsidiaries and foreign associates;

(ii) those arising on any monetary balance which in substance forms part of the Group's net investment in foreign subsidiaries and foreign associates; and

(iii) those arising on any foreign currency liability accounted for as a hedge of the Company's net investment in foreign subsidiaries or foreign associates.

The principal closing rates used in translation of foreign currency amounts were as follows:

Foreign currency	1997	1998	1999	2000	2001
	S$	S$	S$	S$	S$
1 United States Dollar	1.4268	1.6960	1.7000	1.7270	1.8220
1 Chinese Renminbi	0.1751	0.2040	0.2050	0.2080	0.2190
1 Ringgit Malaysia	0.5645	0.4100	0.4470	0.4540	0.4790

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Revenue recognition

Revenue comprises the invoiced value of goods and services net of goods and services tax, returned goods and trade discounts. Turnover of the Group excludes transactions between Group companies.

Revenue from the sale of goods is recognised upon delivery to customers.

Interest income is accrued on a day to day basis.

Dividend income is recorded gross in the income statements in the accounting period in which a dividend is declared payable by the investee company.

(d) Taxation

Tax expense is determined on the basis of tax effect accounting using the liability method. Deferred taxation is provided on significant timing differences arising from the different treatments in accounting and taxation of relevant items.

In accounting for timing differences, deferred tax assets are not recognised unless there is reasonable expectation of their realisation.

(e) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts. In the balance sheet, bank overdrafts are included under borrowings in current liabilities.

(f) Trade receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts at year end. Bad debts are written off and specific provisions are made for those debts considered to be doubtful. General provisions are made on the balance of trade debtors to cover unexpected losses, which have not been specifically identified.

PRICEWATERHOUSECOOPERS

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the following bases:

From 1997 to 1998:	
All products	- weighted average
From 1999 onwards:	
Steel and steel-related products	- first-in first-out
Others	- weighted average

In respect of finished goods and work-in-progress, cost includes all direct expenditure and overheads based on the normal level of activity.

Net realisable value is the price at which the inventories can be realised in the normal course of business after allowing for the costs of realisation and, where appropriate, the cost of conversion from their existing state to a finished condition.

Provision is made where necessary for obsolete, slow-moving and defective inventories.

Note – The adoption of the first-in first-out method of costing for steel and steel-related products from 1999 did not result in any material impact on the financial statements as such inventories did not exist prior to that financial year.

(h) Investments

Quoted and unquoted investments, including the investment in subsidiaries and associates that are intended to be held for the long term are stated in the financial statements at cost less provision. This provision is made in recognition of a diminution in the value of the investments, which is other than temporary, determined on an individual investment basis. Cost is determined on the weighted average method.

Profits or losses on disposal of investments are taken to the income statements.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Associates

The Group treats as associates those companies in which the Group has significant influence over the financial and operating policy decisions.

Associates are accounted for under the equity method whereby the Group's share of profits less losses of associates is included in the consolidated income statement and the Group's share of net assets is included in the consolidated balance sheet. These amounts are taken from the most recent unaudited management accounts and audited financial statements of the companies concerned, made up to dates not more than six months prior to the end of the financial year of the Group. Where the accounting policies of associates do not conform with those of the Group, adjustments are made where the amounts involved are considered significant to the Group.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associate.

(j) Joint venture company

The Group treats as joint venture companies those companies in which the Group has a long-term equity interest and has, by way of contractual arrangements, joint control over the company's financial and operating policies.

The Group's interest in jointly controlled entities are accounted for by including in the consolidated financial statements, the Group's proportionate share of the revenues and expenses, assets and liabilities of the joint venture companies on a line-by-line basis.

Note - For the purpose of this Report and in compliance with MASB 16: Financial Reporting of Interests in Joint Ventures, the results of these joint venture companies have been accounted for using the equity method.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Property, plant and equipment and depreciation of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation of property, plant and equipment are stated at cost less depreciation which is calculated on the straight-line method to write down the costs of the assets over their estimated useful lives to their residual values. No depreciation is provided on freehold land. Long leasehold land is depreciated over the period of the leases. The annual depreciation rates applied are as follows:

Long leasehold land	1.67%
Land use rights	2%
Buildings	2% - 5%
Plant and machinery	10% - 46%
Office equipment and vehicles	10% - 40%
Furniture and fittings	10% - 33.3%

Construction in progress represents property, plant and equipment under construction or being installed and is stated at cost. Cost comprises cost of property, plant and equipment and other direct costs incurred for the construction or installation of the property, plant and equipment. No depreciation is provided on construction in progress.

(l) Leases

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to the ownership of the leased assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statements over the lease period. Plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease payments are charged to the income statement on a straight line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

PRICEWATERHOUSECOOPERS

5. BASIS OF PRESENTATION OF SUMMARISED FINANCIAL STATEMENTS

The summarised financial statements included in this Report are based on the audited financial statements of LAP for the respective years.

As disclosed in paragraph 3.2 above, the information stated in this Report for the financial years ended 30 June 1997 to 30 June 2001 is presented to comply with the extended disclosure requirements of the approved accounting standards in Malaysia that are applicable with effect from the financial year ended 30 June 2001.

In addition, as disclosed in paragraph 3.2 above, adjustments have also been made to the financial statements for the financial years included in this Report, where required, to comply with the applicable approved accounting standards in Malaysia effective for the financial year ended 30 June 2001, in respect of the accounting treatment of preliminary expenses and share of results of jointly controlled entities, as more fully explained in paragraph 6.2 on page 159, paragraph 6.4 on page 170, paragraph 7.2 on page 190 and paragraph 7.4 on page 201 of this Report.

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$")

6.1 Company Income Statements

The Company income statements for the five financial years ended 30 June 2001 are as follows:

	Note	<---Year ended 30 June--->				
		1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Revenue		-	-	-	-	-
Changes in inventories of finished goods and work in progress		-	-	-	-	-
Raw materials and consumables used		-	-	-	-	-
Other operating income	(i)	405	3,889	4,052	4,586	4,702
Staff costs		(352)	(654)	(750)	(664)	(753)
Depreciation and amortisation		(35)	(80)	(83)	(98)	(106)
Other operating expenses		(288)	(983)	(1,311)	(813)	(1,155)
Exceptional item	(ii)	-	-	-	(34,636)	-
(Loss)/profit from operations		(270)	2,172	1,908	(31,625)	2,688
Finance cost		(259)	(4,252)	(4,429)	(4,476)	(4,569)
Loss from ordinary activities before tax		(529)	(2,080)	(2,521)	(36,101)	(1,881)
Tax		(16)	(20)	14	-	-
Net loss for the financial year		(545)	(2,100)	(2,507)	(36,101)	(1,881)
Dividends per share (cents)		0.50	0.50	0.50	-	-

Note:

(i) Other operating income comprises mainly interest income from subsidiaries.

(ii) The exceptional item in the financial year ended 30 June 2000 relates to allowance for doubtful debts on an advance to a subsidiary, Ternair Jaya Sdn Bhd, which ceased operations in that financial year.

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.2 Consolidated Income Statements

The consolidated income statements for the five financial years ended 30 June 2001 are as follows:

	Note	<------	------	Year ended 30 June	------	------>
		1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Revenue		42,582	89,129	43,019	31,100	88,535
Changes in inventories of finished goods and work in progress		(244)	1,204	(15,465)	(3,445)	6,132
Raw materials and consumables used		(45,207)	(84,442)	(24,901)	(30,751)	(88,214)
Other operating income		3,293	7,331	1,618	2,505	3,522
Staff costs		(4,400)	(4,650)	(4,160)	(4,038)	(3,655)
Depreciation and amortisation		(3,622)	(2,802)	(2,224)	(2,322)	(442)
Other operating expenses		-	(543)	(1,423)	(5,422)	(4,386)
Exceptional items	(i)	-	1,757	(600)	(25,733)	(303)
(Loss)/profit from operations		(7,598)	6,984	(4,136)	(38,106)	1,189
Finance cost		(3,014)	(6,272)	(5,227)	(4,642)	(5,022)
Share of results of jointly controlled entities		6,464	5,463	-	-	-
Share of results of associates		-	-	12,256	23,219	18,628
(Loss)/profit from ordinary activities before tax		(4,148)	6,175	2,893	(19,529)	14,795
Tax	(ii)	(580)	(1,593)	(1,753)	(6,128)	(6,312)
(Loss)/profit from ordinary activities after tax		(4,728)	4,582	1,140	(25,657)	8,483
Minority interests		-	204	217	101	(493)
Net (loss)/profit for the financial year		(4,728)	4,786	1,357	(25,556)	7,990
(Loss)/earnings per share						
Basic (cents)	(iii)	(2.06)	2.08	0.59	(10.33)	3.23
Diluted (cents)	(iv)	(2.06)	2.08	0.59	(10.32)	3.23
Dividends per share (cents)		0.50	0.50	0.50	-	-

Included in the above results are certain operations of the Group that have been discontinued as explained in paragraph 6.3(ii) below. Further analysis of the results of the Group by business segment, including the discontinued operations, is disclosed in paragraph 8 of this Report.

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.2 Consolidated Income Statements (continued)

The following adjustments have been made to the results reported in the audited financial statements:

	<-----Year ended 30 June----->				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Net (loss)/profit for the financial year as per audited financial statements	(4,728)	4,786	1,357	(25,433)	7,867
Adjustment (a)	-	-	-	(123)	123
As restated	(4,728)	4,786	1,357	(25,556)	7,990

(a) Preliminary expenses have been written off in the financial year they are incurred (net of minority interests), in accordance with MASB 1 – Presentation of Financial Statements.
(b) The results of jointly controlled entities have been accounted for using the equity accounting method in accordance with MASB 16 – Financial Reporting of Interests in Joint Ventures, instead of the proportional consolidation method adopted by LAP. However, this has no effect on the net (loss)/profit for the financial year.

Note:

(i) For the financial year ended 30 June 1998, the exceptional items represent gain on disposal of property, plant and equipment in a subsidiary.

For the financial year ended 30 June 1999, the exceptional items represent provision for loss of inventories by a subsidiary on a missing vessel.

For the financial year ended 30 June 2000, the exceptional items represent provision of S$14,448,000 for cessation of operation of a subsidiary and transfer of S$11,285,000 from foreign currency translation reserve to the income statement arising from cessation of operation of a subsidiary.

For the financial year ended 30 June 2001, the exceptional items represent provision of S$303,000 for cessation of operation of a subsidiary.

(ii) For the financial year ended 30 June 1997, the Group has a tax charge despite incurring a loss from ordinary activities before tax because its share of the profits of the jointly controlled entities cannot be offset against losses of the subsidiaries for tax purposes.

For the financial year ended 30 June 2000, the Group has a tax charge despite incurring a loss from ordinary activities before tax because losses of certain subsidiaries cannot be offset against profits from other companies in the Group.

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.2 Consolidated Income Statements (continued)

(iii) Basic (loss)/earnings per share of the Group is calculated by dividing the net (loss)/profit for the financial year by the weighted average number of ordinary shares in issue during that financial year.

	Year ended 30 June				
	1997	1998	1999	2000	2001
Net (loss)/profit for the financial year (S$'000)	(4,728)	4,786	1,357	(25,556)	7,990
Weighted average number of ordinary shares in issue ('000)	229,953	229,953	231,414	247,485	247,496

(iv) For the purposes of calculating diluted (loss)/earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted where shares would be issued at a price lower than the fair value (average share price during the financial year). The difference between the number of shares to be issued at the exercise price under the options and the number of shares that would have been issued at the fair values based on the assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The numbers of such shares issued for no consideration is added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to the net (loss)/profit for the financial year.

	Year ended 30 June				
	1997	1998	1999	2000	2001
Net (loss)/profit for the financial year (S$'000)	(4,728)	4,786	1,357	(25,556)	7,990
Weighted average number of ordinary shares in issue ('000)	229,953	229,953	231,414	247,485	247,496
Adjustment for assumed exercise of share options ('000)	-	117	485	94	-
Weighted average number of ordinary shares of diluted earnings per share ('000)	229,953	230,070	231,899	247,579	247,496

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.3 Company Balance Sheets

The balance sheets of the Company as at the end of the five financial years to 30 June 2001, are as follows:

		< ---- As at 30 June ---- >				
		1997	1998	1999	2000	2001
	Note	S$'000	S$'000	S$'000	S$'000	S$'000
Non-current assets						
Receivables	(i)	125,739	129,431	130,236	94,410	82,905
Investment in subsidiaries	(ii)	1,108	3,378	3,928	6,428	6,428
Property, plant and equipment	(iii)	355	280	241	169	125
		127,202	133,089	134,405	101,007	89,458
Current assets						
Cash in hand and at banks	(iv)	4,543	624	7,295	303	6,306
Receivables	(i)	1,000	1,608	234	58	5,880
Other current assets	(v)	3	73	33	39	25
		5,546	2,305	7,562	400	12,211
Current liabilities						
Payables	(vi)	474	1,808	10,829	10,573	18,516
Borrowings	(vii)	49,938	63,641	7,771	56,294	7,727
Proposed dividends		851	851	916	-	-
Provision for tax		18	-	-	-	-
		51,281	66,300	19,516	66,867	26,243
Net current liabilities		(45,735)	(63,995)	(11,954)	(66,467)	(14,032)
Non-current liabilities						
Borrowings	(vii)	-	-	(51,000)	-	(45,550)
		81,467	69,094	71,451	34,540	29,876
Capital and reserves						
Share capital	(viii)	57,488	57,488	61,871	61,871	61,903
Share premium		5,280	5,280	6,938	6,938	6,938
Foreign currency translation and other reserves		-	(9,422)	(9,683)	(10,493)	(13,308)
Retained earnings/(accumulated losses)		18,699	15,748	12,325	(23,776)	(25,657)
		81,467	69,094	71,451	34,540	29,876
Number of ordinary shares issued ('000)		229,953	229,953	247,485	247,485	247,611
Net tangible assets per share (S$)		0.35	0.30	0.29	0.14	0.12

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.3 Company Balance Sheets (continued)

Notes:

(i) Receivables

Included under non-current assets	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Receivable from subsidiaries:					
- loans	50,463	50,389	51,694	55,630	70,651
- advances	75,276	75,276	70,776	64,766	46,890
Less: Allowance for doubtful debts	-	-	-	(34,636)	(34,636)
	75,276	75,276	70,776	30,130	12,254
- non-trade	-	3,766	7,766	8,650	-
	125,739	129,431	130,236	94,410	82,905

The non-trade balances and advances due from subsidiaries are unsecured, interest free and not repayable within one year from the respective year-ends.

The non-current loans to subsidiaries are unsecured and not repayable within one year from the respective year-ends. Interest rates charged during the respective financial years are as follows:

	Year ended 30 June				
	1997 %	1998 %	1999 %	2000 %	2001 %
Receivable from subsidiaries - loans	7.2	6.9 – 9.0	7.2 – 7.9	6.9 – 8.5	5.6 – 8.6

Included under current assets	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Receivable from subsidiaries - non-trade	1,000	-	-	-	5,806
Receivable from joint venture partner - non-trade	-	1,581	-	-	-
Receivable from associates - non-trade	-	-	194	22	23
Receivable from related party - non-trade	-	27	40	36	51
	1,000	1,608	234	58	5,880

The amounts receivable from subsidiaries, joint venture partner, associates and related party are unsecured, interest free and repayable upon demand.

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.3 Company Balance Sheets (continued)

(ii) Investment in subsidiaries

	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Unquoted shares, at cost	1,114	3,384	3,934	6,434	6,434
Allowance for diminution in value	(6)	(6)	(6)	(6)	(6)
	1,108	3,378	3,928	6,428	6,428

Details of subsidiaries are as follows:

Name of company	Effective interest 1997	1998	1999	2000	2001	Country of incorporation	Principal activities
Held directly by the Company:							
Bright Steel Pte Ltd	100%	100%	100%	100%	100%	Singapore	Investment holding.
Ternair Jaya Sdn Bhd	100%	100%	100%	100%	100%	Malaysia	Investment holding.
Arbon Investment Pte Ltd	100%	100%	100%	100%	100%	Singapore	Investment holding.
Aarau Investment Pte Ltd	100%	100%	100%	100%	100%	Singapore	Investment holding.
Grenchen Investment Pte Ltd	100%	100%	100%	100%	100%	Singapore	Investment holding.
Kloten Investment Pte Ltd	100%	100%	100%	100%	100%	Singapore	Investment holding.
Sonlife International Pte Ltd	-	75%	75%	86%	86%	Singapore	Trading and distribution of metal and mineral products, food and beverages, seafood and investment holding. Ceased trading and distribution operations during the financial year ended 30 June 2002.
Advent Electronics Pte Ltd	-	-	55%	55%	55%	Singapore	Design-in and distribution of semiconductors and related components.

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.3 Company Balance Sheets (continued)

(ii) Investment in subsidiaries (continued)

Name of company	Effective interest					Country of incorporation	Principal activities
	1997	1998	1999	2000	2001		
Held by subsidiaries:							
Lion Containers Sdn Bhd	100%	100%	100%	100%	100%	Malaysia	Manufacture and sale of dry cargo containers. Ceased manufacturing operations during the financial year ended 30 June 2000.
Sonlife Yangon Company Limited	-	100%	100%	100%	100%	Myanmar	Trading of metal, mineral products and seafood. Ceased operations during the financial year ended 30 June 2002.
Sonfood Limited	-	-	100%	100%	100%	Myanmar	Seafood processing. Ceased operations during the financial year ended 30 June 2002.
Sonlife Mongolia Co Ltd	-	60%	100%	100%	100%	Mongolia	Distribution of food and beverages, electrical and electronic goods. Ceased operations during the financial year ended 30 June 2001.
Sonlife International (Mongolia) Co., Ltd	-	-	100%	100%	100%	Mongolia	Distribution of food and beverages, electrical goods. Ceased operations during the financial year ended 30 June 2001.
SonMarine (Thailand) Ltd *	-	-	50%	50%	50%	Thailand	Seafood processing. Ceased operations during the financial year ended 30 June 2001.
Advent Electronics (M) Sdn Bhd	-	-	-	100%	100%	Malaysia	Design-in and distribution of semiconductors and related components.

* The Group regards this company as a subsidiary despite the Group's effective equity holding in this company being less than 51% as it has board and management control over this company.

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.3 Company Balance Sheets (continued)

(iii) Property, plant and equipment

	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Net book value					
Office equipment and vehicles	355	280	201	142	68
Furniture and fittings	-	-	40	27	57
	355	280	241	169	125

Details of movements in property, plant and equipment for the financial year ended 30 June 2001 are as follows:

	Office equipment and vehicles S$'000	Furniture and fittings S$'000	Total S$'000
Cost			
At 1 July 2000	419	44	463
Additions	15	60	75
Disposals	-	(34)	(34)
At 30 June 2001	434	70	504
Accumulated depreciation			
At 1 July 2000	277	17	294
Depreciation charge	89	17	106
Disposals	-	(21)	(21)
At 30 June 2001	366	13	379
Net book value	68	57	125

(iv) Cash in hand and at banks

	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Cash in hand and at banks	232	195	201	29	64
Deposits with licensed banks	4,311	429	7,094	274	6,242
	4,543	624	7,295	303	6,306

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.3 Company Balance Sheets (continued)

(v) Other current assets

	As at 30 June				
	1997	1998	1999	2000	2001
	S$'000	S$'000	S$'000	S$'000	S$'000
Tax receivable	-	-	-	-	13
Deposits	-	-	9	9	9
Prepayments	3	3	3	3	3
Sundry debtors	-	70	21	27	-
	3	73	33	39	25

(vi) Payables

	As at 30 June				
	1997	1998	1999	2000	2001
	S$'000	S$'000	S$'000	S$'000	S$'000
Notes payable	-	-	-	-	4,492
Payable to subsidiaries - non-trade	22	1,370	9,487	9,475	11,932
Payable to related parties - non-trade	60	3	-	-	-
Advance deposits from customers	-	-	-	1,098	820
Accrued operating expenses	392	435	1,342	-	1,272
	474	1,808	10,829	10,573	18,516

The non-trade balances payable to subsidiaries and related parties are unsecured, interest free and repayable upon demand.

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.3 Company Balance Sheets (continued)

(vii) Borrowings

Included under current liabilities	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Bank loan (unsecured)	49,938	63,641	7,771	4,484	7,727
Term loan (unsecured)	-	-	-	51,810	-
	49,938	63,641	7,771	56,294	7,727

The interest rates charged during the financial years are as follows:

	Year ended 30 June				
	1997 %	1998 %	1999 %	2000 %	2001 %
Bank loan (unsecured)	7.2	6.9 – 7.9	7.2 – 7.9	4.1 – 8.4	3.9 – 8.4
Term loan (unsecured)	-	-	-	7.5 – 8.6	-

Included under non-current liabilities	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Bank loan (unsecured)	-	-	51,000	-	-
Term loan (secured)	-	-	-	-	45,500
	-	-	51,000	-	45,500

As at 30 June 2001, the secured term loan has been classified as a non-current liability as the loan was rolled over for twelve months with effect from 2 October 2001. Under the new loan agreement, the term loan is repayable in one lump sum on 1 October 2002 and is secured by way of a first floating charge over all assets of a subsidiary.

The interest rates charged during the financial years are as follows:

	Year ended 30 June				
	1997 %	1998 %	1999 %	2000 %	2001 %
Bank loan (unsecured)	-	-	7.2 – 7.9	-	-
Term loan (secured)	-	-	-	-	6.6 – 8.6

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.3 Company Balance Sheets (continued)

(viii) Share capital

	As at 30 June				
	1997	**1998**	**1999**	**2000**	**2001**
	S$'000	**S$'000**	**S$'000**	**S$'000**	**S$'000**
Authorised share capital					
Ordinary share of S$0.25 each	100,000	100,000	100,000	100,000	100,000
Issues and fully paid share capital					
At 1 July	57,488	57,488	57,488	61,871	61,871
Exercise of options	-	-	4,383	-	32
At 30 June	57,488	57,488	61,871	61,871	61,903

The newly issued shares rank pari passu in all respect with the previously issued shares.

At 30 June 2001, there were the following outstanding options to subscribe for ordinary shares of S$0.25 each exercisable at any time up to the dates indicated below:

Scheme	**Number outstanding**	**Exercise price**	**Expiry date**
1998 options	55,000	S$0.25	3 April 2003
1999 options	206,000	S$0.25	6 April 2004
2000 options	175,000	S$0.25	20 October 2005
	436,000		

(ix) Contingent liabilities

The Company had issued letters of financial support to certain subsidiaries so as to enable them to operate as going concerns for the foreseeable future and to meet their liabilities as and when they fall due within the next twelve months.

	As at 30 June				
	1997	**1998**	**1999**	**2000**	**2001**
	S$'000	**S$'000**	**S$'000**	**S$'000**	**S$'000**
Unsecured guarantees given to the banks and suppliers in respect of trade obligations of the subsidiaries	-	10,000	14,860	12,262	18,949

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets

The consolidated balance sheets as at the end of the five financial years to 30 June 2001, are as follows:

		<---------- As at 30 June ---------->				
		1997	1998	1999	2000	2001
	Note	S$'000	S$'000	S$'000	S$'000	S$'000
Non-current assets						
Receivables	(i)	-	-	8,100	8,100	8,528
Jointly controlled entities	(ii)	65,767	81,027	-	-	-
Investment in associates	(iii)	-	-	99,335	111,451	126,618
Investment in unquoted securities	(iv)	-	-	56	-	-
Property, plant and equipment	(v)	57,889	26,746	29,895	20,051	12,800
		123,656	107,773	137,386	139,602	147,946
Current assets						
Cash in hand and at banks	(vi)	6,013	1,420	25,294	11,641	10,402
Receivables	(i)	18,076	19,538	10,650	11,882	18,870
Inventories	(vii)	17,372	25,976	18,750	6,284	10,429
Other current assets	(viii)	607	17,810	1,485	606	1,203
		42,068	64,744	56,179	30,413	40,904
Current liabilities						
Payables	(ix)	4,264	5,196	16,766	11,314	19,767
Borrowings	(x)	68,738	87,218	9,924	57,076	10,538
Proposed dividends		851	851	916	-	-
Provision for tax		130	554	610	25	744
		73,983	93,819	28,216	68,415	31,049
Net current (liabilities)/assets		(31,915)	(29,075)	27,963	(38,002)	9,855
Non-current liabilities						
Payables	(ix)	-	-	(13,610)	(13,610)	(14,330)
Borrowings	(x)	-	-	(51,000)	-	(45,550)
Deferred taxation		-	-	-	(4)	-
		-	-	(64,610)	(13,614)	(59,880)
		91,741	78,698	100,739	87,986	97,921
Capital and reserves						
Share capital	(xi)	57,488	57,488	61,871	61,871	61,903
Share premium		5,280	5,280	6,938	6,938	6,938
Capital redemption reserves		-	-	45	105	105
Foreign currency translation and other reserves	(xii)	17,476	1,926	18,369	33,772	37,917
Retained earnings/(accumulated losses)		11,497	13,714	13,046	(15,128)	(9,972)
Shareholders' equity		91,741	78,408	100,269	87,558	96,891
Minority interests		-	290	470	428	1,030
		91,741	78,698	100,739	87,986	97,921

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

	As at 30 June				
	1997	1998	1999	2000	2001
Number of ordinary shares issued ('000)	229,953	229,953	247,485	247,485	247,611
Net tangible assets per share (S$)	0.40	0.34	0.41	0.35	0.39

Included in the above balance sheets are certain operations that have been discontinued, as explained in paragraph 6.3(ii) above. Further analysis of the assets employed by the Group by business segment, including the discontinued operations, is disclosed in paragraph 8 of this Report.

The following adjustments have been made to the net tangible assets reported in the audited financial statements:

	As at 30 June				
	1997	1998	1999	2000	2001
	S$'000	S$'000	S$'000	S$'000	S$'000
Net tangible assets per audited financial statements	91,741	78,408	100,269	87,681	96,891
Adjustment (a)	-	-	-	(123)	-
As restated	91,741	78,408	100,269	87,558	96,891

(a) Preliminary expenses have been written off in the financial year they are incurred (net of minority interests), in accordance with MASB 1 – Presentation of Financial Statements.

(b) The results of jointly controlled entities have been accounted for using the equity accounting method in accordance with MASB 16 – Financial Reporting of Interests in Joint Ventures, instead of the proportional consolidation method adopted by LAP. However, there is no impact on the total net tangible assets of the Company.

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

Notes:

(i) Receivables

Included under non-current assets	<	As at 30 June			>
	1997	1998	1999	2000	2001
	S$'000	S$'000	S$'000	S$'000	S$'000
Receivable from a shareholder of an associate (non-trade)	-	-	8,100	8,100	8,528

The amount receivable from a shareholder of an associate is unsecured, interest free and settlement is not expected within one year from the respective year-ends.

Included under current assets	<	As at 30 June			>
	1997	1998	1999	2000	2001
	S$'000	S$'000	S$'000	S$'000	S$'000
Trade receivables	18,076	11,712	4,977	4,842	13,069
Less: Allowance for doubtful debts	-	-	-	(197)	(228)
	18,076	11,712	4,977	4,645	12,841
Notes receivable	-	-	-	1,679	
Receivable from ultimate holding corporation - non-trade	-	-	199	-	-
Receivable from associates - non-trade	-	-	194	21	2,247
Receivable from related parties - trade	-	5,929	63	118	67
Receivable from related parties - non-trade	-	1,836	5,171	59	148
Receivable from shareholders of a subsidiary - trade	-	61	-	19	19
Receivable from shareholders of a subsidiary - non-trade	-	-	46	-	-
Dividends receivable from associates	-	-	-	5,341	3,548
	18,076	19,538	10,650	11,882	18,870

The amounts receivable from the ultimate holding corporation, associates, related parties and shareholders of a subsidiary are unsecured, interest free and repayable upon demand.

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(ii) Jointly controlled entities

	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Share of net assets of the jointly controlled entities	65,767	81,027	-	-	-

Name of company	Effective interest 1997	1998	1999	2000	2001	Country of incorporation	Principal activities
Held by subsidiaries:							
Zhejiang Yipeng Engine Parts Co., Ltd ("Yipeng")	49%	49%	-	-	-	The People's Republic of China	Manufacture of motorcycle engine parts and assembly of motorcycle engines.
Zhejiang Yirong Engine Parts Co., Ltd ("Yirong")	51%	51%	-	-	-	The People's Republic of China	Manufacture of fuel tanks and exhaust pipes, spray painting of fuel tanks.
Zhejiang Yizhong Motorcycle Electric Products Co., Ltd ("Yizhong")	51%	51%	-	-	-	The People's Republic of China	Manufacture of shock absorbers and body frame, assembly of various electrical instruments and components.
Zhejiang Victor Motorcycle Co., Ltd ("Victor")	49%	49%	-	-	-	The People's Republic of China	Assembly of motorcycles.
Zhejiang Mount-Channel Machinery Co., Ltd ("Mount-Channel") (formerly known as Taizhou Mount-Channel Machinery Co., Ltd)	30%	30%	-	-	-	The People's Republic of China	Manufacture of motorcycle clutches.

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(ii) Jointly controlled entities (continued)

The Group's share of the assets and liabilities of the jointly controlled entities is as follows:

	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Property, plant and equipment	40,149	49,775	-	-	-
Intangible assets	4,096	4,470	-	-	-
Current assets	73,758	81,035	-	-	-
Current liabilities	(52,236)	(54,253)	-	-	-
Net assets	65,767	81,027	-	-	-

The Group's share of the revenue and expenses of the jointly controlled entities is as follows:

	Year ended 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Revenue	74,384	98,450	-	-	-
Expenses	(67,920)	(92,987)			
Profit from ordinary activities before tax	6,464	5,463	-	-	-
Tax	(564)	(1,067)	-	-	-
Net profit for the financial year	5,900	4,396	-	-	-

In the financial years ended 30 June 1997 and 30 June 1998, the Group regarded Yipeng, Yirong, Yizhong, Victor, Mount-Channel and Qianjiang as jointly controlled entities as it had joint control over the operations of these companies.

(iii) Investment in associates

	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Unquoted shares, at cost	-	-	64,114	65,146	65,666
Share of reserve on acquisition	-	-	5,703	4,671	4,671
Share of post acquisition retained earnings and reserves of associates, net of dividends received	-	-	29,518	41,634	56,281
	-	-	99,335	111,451	126,618

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(iii) Investment in associates (continued)

Details of associates are as follows:

Name of company	Effective interest 1997	1998	1999	2000	2001	Country of incorporation	Principal activities
Held by subsidiaries:							
Zhejiang Yipeng Engine Parts Co., Ltd ("Yipeng")	-	-	49%	49%	49%	The People's Republic of China	Manufacture of motorcycle engine parts and assembly of motorcycle engines.
Zhejiang Yirong Engine Parts Co., Ltd ("Yirong")	-	-	51%	39%	39%	The People's Republic of China	Manufacture of fuel tanks and exhaust pipes, spray painting of fuel tanks.
Zhejiang Yizhong Motorcycle Electric Products Co., Ltd ("Yizhong")	-	-	51%	51%	51%	The People's Republic of China	Manufacture of shock absorbers and body frame, assembly of various electrical instruments and components.
Zhejiang Victor Motorcycle Co., Ltd ("Victor")	-	-	43%	43%	43%	The People's Republic of China	Assembly of motorcycles.
Zhejiang Mount-Channel Machinery Co., Ltd ("Mount-Channel") (formerly known as Taizhou Mount-Channel Machinery Co., Ltd)	-	-	30%	30%	30%	The People's Republic of China	Manufacture of motorcycle clutches.
Zhejiang Qianjiang Motorcycle Co., Ld ("Qianjiang")	-	-	24%	24%	24%	The People's Republic of China	Manufacture and distribution of motórcycles and accessories and investment holding.

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(iii) Investment in associates (continued)

On 14 April 1999, the Company announced a restructuring of the Group's motorcycle business in China. As explained in the announcement, the restructuring involved the following steps:

- sale of a 24% equity interest in Victor by the Group to the other joint venture partner. Following this disposal, the Group owns a direct equity interest of 25% in Victor with the remaining 75% owned by that joint venture partner;

- injection of 75% equity interest in Victor and other investment into Qianjiang by the joint venture partner, as consideration for new Qianjiang shares;

- subscription of new shares in Qianjiang by Bright Steel Pte Ltd, a wholly owned subsidiary of the Group; and

- initial public offering of new shares by Qianjiang and listing of the new shares in Qianjiang on the Shenzhen Stock Exchange of the People's Republic of China.

The Group's investment in Qianjiang, held through Bright Steel Pte Ltd, represents a 24% shareholding in Qianjiang whose shares are listed as "A" shares on the Shenzhen Stock Exchange of the People's Republic of China, and these "A" shares can only be traded by Chinese nationals. The Group's holding represents promoter's shares, which cannot be traded on the exchange.

Following the restructuring as described above, Victor is controlled by Qianjiang. The Group regards Victor, Qianjiang and Mount-Channel as associates from the financial year ended 30 June 1999 as it does not have control or joint control, but merely exercises significant influence, over the financial and operating policy decisions. The Group regards Yipeng, Yirong and Yizhong, whose operations are integrated with that of Victor and Qianjiang, as associates at 30 June 1999 for the same reason. At 30 June 1999, Yirong and Yizhong are subsidiaries of the Group within the meaning of the Singapore Companies Act as the Group's equity interest in these companies is 51%. However, it is not meaningful to consolidate or attach the financial statements of Yirong and Yizhong, as they would only give a partial view of the integrated operations of the motorcycle business in China.

During the financial year ended 30 June 2000, Qianjiang contributed additional capital of Rmb129,698,000 in Yirong. As a result, the percentage of equity interest held by the Company in Yirong has been diluted from 51% to 39%.

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(iv) Investment in unquoted securities

	As at 30 June				
	1997	1998	1999	2000	2001
	S$'000	S$'000	S$'000	S$'000	S$'000
Unquoted shares, at cost	-	-	56	-	-

(v) Property, plant and equipment

	As at 30 June				
	1997	1998	1999	2000	2001
	S$'000	S$'000	S$'000	S$'000	S$'000
Net book value					
Freehold land	6,943	4,763	5,505	4,058	4,282
Long leasehold land	17,898	2,945	3,152	1,375	-
Buildings	17,209	11,091	12,479	9,358	5,432
Plant and machinery	14,661	6,839	7,566	2,060	2,318
Office equipment and vehicles	637	717	656	533	459
Furniture and fittings	541	391	477	341	309
Construction in progress	-	-	60	2,326	-
	57,889	26,746	29,895	20,051	12,800

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(v) Property, plant and equipment (continued)

Details of movements in property, plant and equipment for the financial year ended 30 June 2001 are as follows:

	Freehold land S$'000	Long leasehold land S$'000	Buildings S$'000	Plant and machinery S$'000	Office equipment and vehicles S$'000	Furniture and fittings S$'000	Construction in progress S$'000	Total S$'000
Cost								
At 1 July 2000	5,590	3,399	13,747	12,550	1,441	865	2,326	39,918
Exchange rate adjustments	308	187	743	668	24	28	-	1,958
Additions	-	-	516	551	335	194	-	1,596
Reclassification	-	-	1,228	1,098	-	-	(2,326)	-
Disposals	-	(3,586)	(8,894)	(7,053)	(363)	(296)	-	(20,192)
At 30 June 2001	5,898	-	7,340	7,814	1,437	791	-	23,280
Accumulated depreciation								
At 1 July 2000	1,532	2,024	4,389	10,490	908	524	-	19,867
Exchange rate adjustments	84	111	242	573	21	22	-	1,053
Depreciation charge	-	-	56	138	186	62	-	442
Disposals	-	(2,135)	(2,779)	(5,875)	(141)	(143)	-	(11,073)
Write down	-	-	-	170	4	17	-	191
At 30 June 2001	1,616	-	1,908	5,496	978	482	-	10,480
Net book value	4,282	-	5,432	2,318	459	309	-	12,800

(vi) Cash in hand and at banks

	<---- As at 30 June ----				>
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Cash in hand and at banks	273	944	1,947	1,071	2,944
Deposits with licensed banks	5,740	476	23,347	10,570	7,458
	6,013	1,420	25,294	11,641	10,402

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(vii) Inventories

	As at 30 June				
	1997	1998	1999	2000	2001
	S$'000	S$'000	S$'000	S$'000	S$'000
At cost					
Goods in transit	1,772	740	570	-	-
Finished goods	2,030	3,309	4,105	2,013	6,542
Stores and consumables	1,308	806	863	-	-
Work-in-progress	1,470	859	200	-	-
Raw materials	10,792	20,262	11,945	-	79
	17,372	25,976	17,683	2,013	6,621
At net realisable value					
Finished goods	-	-	1,067	-	1,603
Stores and consumables	-	-	-	124	-
Raw materials	-	-	-	4,147	2,205
	-	-	1,067	4,271	3,808
	17,372	25,976	18,750	6,284	10,429

(viii) Other current assets

	As at 30 June				
	1997	1998	1999	2000	2001
	S$'000	S$'000	S$'000	S$'000	S$'000
Tax receivable	-	-	-	-	13
Deposits	-	38	37	44	102
Prepayments	366	235	521	159	159
Advances to suppliers	-	93	261	90	-
Sundry debtors	241	17,444	666	313	929
	607	17,810	1,485	606	1,203

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(ix) Payables

Included under current liabilities	**1997 S$'000**	**1998 S$'000**	**1999 S$'000**	**2000 S$'000**	**2001 S$'000**
	<	---- As at 30 June	----	----	>
Trade payables	1,103	930	1,205	3,281	8,656
Notes payable	-	-	10,877	5,751	9,048
Payable to ultimate holding company - non-trade	403	169	2	-	3
Payable to related parties - short term loans	-	296	-	-	-
Payable to related parties - non-trade	60	3	11	110	363
Advance deposits from customers	-	-	-	150	-
Accrued operating expenses	1,626	2,135	3,166	1,678	1,389
Sundry creditors	1,072	1,663	905	344	308
Provision for inventory loss	-	-	600	-	-
	4,264	5,196	16,766	11,314	19,767

The non-trade balances payable to ultimate holding company and related parties are unsecured, interest free and repayable upon demand.

The provision for inventory loss relates to loss of inventories on board a vessel, which went missing.

The short term loans payable to related parties are unsecured and repayable on demand.

Interest rates charged during the financial year are as follows:

	1997 %	**1998 %**	**1999 %**	**2000 %**	**2001 %**
	<	---- Year ended 30 June	----	----	>
Payable to related parties – short term loans	10.0	10.0	-	-	-

Included under non-current liabilities	**1997 S$'000**	**1998 S$'000**	**1999 S$'000**	**2000 S$'000**	**2001 S$'000**
	<	---- As at 30 June	----	----	>
Payable to an associate - non-trade	-	-	13,610	13,610	14,330

The amount payable to an associate is unsecured, interest free and is not repayable within one year from the respective year ends.

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(x) Borrowings

Included under current liabilities	< ---- As at 30 June				---- >
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Bank overdrafts (unsecured)	2,168	1,090	2,153	782	951
Bank overdrafts (secured)	-	-	-	-	1,060
Bank loan (unsecured)	66,570	86,128	7,771	4,484	8,527
Term loan (unsecured)	-	-	-	51,810	-
	68,738	87,218	9,924	57,076	10,538

The secured bank overdrafts was secured on the leasehold land and building, plant and machinery of a subsidiary amounting to S$4,539,000.

The interest rates charged during the financial year are as follows:

	< ---- Year ended 30 June				---- >
	1997 %	1998 %	1999 %	2000 %	2001 %
Bank overdrafts (unsecured)	10.3 – 11.1	9.0 – 11.1	8.3 – 12.2	5.5 – 15.0	5.5 – 15.0
Bank overdrafts (secured)	-	-	-	-	15.0
Bank loan (unsecured)	7.2 – 8.9	6.9 – 8.9	7.2 – 7.9	4.1 – 8.4	3.9 – 8.4
Term loan (unsecured)	-	-	-	7.5 – 8.6	-

Included under non-current liabilities	< ---- As at 30 June				---- >
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Bank loan (unsecured)	-	-	51,000	-	-
Term loan (secured)	-	-	-	-	45,550
	-	-	51,000	-	45,550

As at 30 June 2001, the secured term loan has been classified as a non-current liability as the loan was rolled over for twelve months with effect from 2 October 2001. Under the new loan agreement, the term loan is repayable in one lump sum on 1 October 2002 and is secured by way of a first floating charge over all assets of a subsidiary.

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(x) Borrowings (continued)

The interest rates charged during the financial year are as follows:

	Year ended 30 June				
	1997	1998	1999	2000	2001
	%	%	%	%	%
Bank loan (unsecured)	-	-	7.2 – 7.9	-	-
Term loan (secured)	-	-	-	-	6.6 – 8.6

(xi) Share capital

	As at 30 June				
	1997	1998	1999	2000	2001
	S$'000	S$'000	S$'000	S$'000	S$'000
Authorised share capital					
Ordinary share of S$0.25 each	100,000	100,000	100,000	100,000	100,000
Issues and fully paid share capital					
At 1 July	57,488	57,488	57,488	61,871	61,871
Exercise of options	-	-	4,383	-	32
At 30 June	57,488	57,488	61,871	61,871	61,903

The newly issued shares rank pari passu in all respect with the previously issued shares.

At 30 June 2001, there were the following outstanding options to subscribe for ordinary shares of S$0.25 each exercisable at any time up to the dates indicated below:

Scheme	Number outstanding	Exercise price	Expiry date
1998 options	55,000	S$0.25	3 April 2003
1999 options	206,000	S$0.25	6 April 2004
2000 options	175,000	S$0.25	20 October 2005
	436,000		

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(xii) Foreign currency translation and other reserves

	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Foreign currency translation reserve	3,551	(13,659)	(9,409)	3,436	4,747
Enterprise development reserve	1,196	1,769	1,159	1,771	2,365
General reserve	1,795	2,940	2,461	4,407	6,647
Reserve arising on consolidation	10,934	10,876	3,421	3,421	3,421
Others – surplus on restructuring of motorcycle business	-	-	20,737	20,737	20,737
	17,476	1,926	18,369	33,772	37,917

The enterprise development reserve and the general reserve are maintained by the Group's associates in accordance with the accounting regulations in the People's Republic of China and are not available for the payment of cash dividends. The amounts shown represent the Group's share of the reserve.

(xiii) Capital commitments not provided for in the financial statements

Capital expenditure not provided for in the financial statements and commitments in relation to non-cancelable operating leases contracted for at the reporting date but not recognised as liabilities, are payable as follows:

	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Capital commitments					
Amounts approved by directors	2,954	348	2,538	1,135	-
Share of capital commitments in respect of contracts placed by jointly controlled entities	1,354	1,077	-	-	-
	4,308	1,425	2,538	1,135	-
Lease commitments					
Within 1 year	-	95	33	95	234
Between 1 year and 5 years	-	16	-	15	328
	-	111	33	110	562

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.4 Consolidated Balance Sheets (continued)

(xiv) Significant related party disclosures

In addition to the related party information shown elsewhere, the following significant transactions between the Group and related parties took place during the respective financial year at terms agreed between the parties:

	< ---- Year ended 30 June ---- >				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Sale of inventories to a related party	-	32,123	-	121	106
Handling fee from a related party	-	-	201	391	81
Purchases of raw materials from related parties	2,151	475	-	-	-
Management fees received from related parties	-	33	-	124	120
Rental income from related parties	-	341	80	139	28
Rental charges paid to a related party	25	12	118	175	525
Rental charges paid to a related company	-	102	-	-	-

During the financial year ended 30 June 2001, the Group provided trade-financing amounting to S$2,787,601 to a related party for purchases made by that related party.

The above transactions are conducted pursuant to the Shareholders' Mandate obtained for Interested Person Transactions as defined in the Listing Manual of the Singapore Exchange Securities Trading Limited.

Related parties refer to companies, which are connected to the Company through certain common directors or through indirect common shareholding.

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.5 Company Statement of Changes in Equity

	Share capital	Share premium	Foreign currency translation and other reserves	Retained earnings/ (accumulated losses)	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
Balance at 1 July 1996	**57,488**	**5,280**	**-**	**20,095**	**82,863**
Dividends	-	-	-	(851)	(851)
Net loss for the financial year	-	-	-	(545)	(545)
Total recognised losses for the financial year	-	-	-	(1,396)	(1,396)
Balance at 30 June 1997	**57,488**	**5,280**	**-**	**18,699**	**81,467**
Currency translation differences not recognised in income statement	-	-	(9,422)	-	(9,422)
Dividends	-	-	-	(851)	(851)
Net loss for the financial year	-	-	-	(2,100)	(2,100)
Total recognised losses for the financial year	-	-	(9,422)	(2,951)	(12,373)
Balance at 30 June 1998	**57,488**	**5,280**	**(9,422)**	**15,748**	**69,094**
Currency translation differences not recognised in income statement	-	-	(261)	-	(261)
Dividends	-	-	-	(916)	(916)
Net loss for the financial year	-	-	-	(2,507)	(2,507)
Total recognised losses for the financial year	-	-	(261)	(3,423)	(3,684)
Issue of shares	4,383	1,658	-	-	6,041
Balance at 30 June 1999	**61,871**	**6,938**	**(9,683)**	**12,325**	**71,451**
Currency translation differences not recognised in income statement	-	-	(810)	-	(810)
Net loss for the financial year	-	-	-	(36,101)	(36,101)
Total recognised losses for the financial year	-	-	(810)	(36,101)	(36,911)
Balance at 30 June 2000	**61,871**	**6,938**	**(10,493)**	**(23,776)**	**34,540**
Currency translation differences not recognised in income statement	-	-	(2,815)	-	(2,815)
Net loss for the financial year	-	-	-	(1,881)	(1,881)
Total recognised losses for the financial year	-	-	(2,815)	(1,881)	(4,696)
Issue of shares	32	-	-	-	32
Balance at 30 June 2001	**61,903**	**6,938**	**(13,308)**	**(25,657)**	**29,876**

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.6 Consolidated Statement of Changes in Equity

	Share capital	Share premium	Capital redemption reserve	Foreign currency translation and other reserves	Retained earnings/ (accumulated losses)	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Balance at 1 July 1996	**57,488**	**5,280**	**-**	**1,513**	**20,067**	**84,348**
Currency translation differences not recognised in income statement	-	-	-	2,038	-	2,038
Revenue arising from acquisition of interest	-	-	-	10,934	-	10,934
Dividends	-	-	-	-	(851)	(851)
Net loss for the financial year	-	-	-	-	(4,728)	(4,728)
Total recognised gains and losses for the financial year	-	-	-	12,972	(5,579)	7,393
Transfer from revenue reserve	-	-	-	2,991	(2,991)	-
Balance at 30 June 1997	**57,488**	**5,280**	**-**	**17,476**	**11,497**	**91,741**
Currency translation differences not recognised in income statement	-	-	-	(17,210)	-	(17,210)
Adjustment arising from additional professional fees incurred	-	-	-	(22)	-	(22)
Goodwill on acquisition of subsidiary	-	-	-	(36)	-	(36)
Dividends	-	-	-	-	(851)	(851)
Net profit for the financial year	-	-	-	-	4,786	4,786
Total recognised gains and losses for financial year	-	-	-	(17,268)	3,935	(13,333)
Transfer from revenue reserve	-	-	-	1,718	(1,718)	-
Balance at 30 June 1998	**57,488**	**5,280**	**-**	**1,926**	**13,714**	**78,408**
Currency translation differences not recognised in income statement	-	-	-	4,250	-	4,250
Dividends	-	-	-	-	(916)	(916)
Net profit for the financial year	-	-	-	-	1,357	1,357
Total recognised gains for the financial year	-	-	-	4,250	441	4,691
Transfer from revenue reserve	-	-	45	1,064	(1,109)	-
Gain on restructuring of motorcycle business	-	-	-	20,737	-	20,737
Disposal of equity in joint venture	-	-	-	(9,608)	-	(9,608)
Issue of shares	4,383	1,658	-	-	-	6,041
Balance at 30 June 1999	**61,871**	**6,938**	**45**	**18,369**	**13,046**	**100,269**

PRICEWATERHOUSECOOPERS

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.6 Consolidated Statement of Changes in Equity (continued)

	Share capital	Share premium	Capital redemption reserve	Foreign currency translation and other reserves	Retained earnings/ (accumulated losses)	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Balance at 30 June 1999	**61,871**	**6,938**	**45**	**18,369**	**13,046**	**100,269**
Currency translation differences not recognised in income statement	-	-	-	12,845	-	12,845
Net loss for the financial year	-	-	-	-	(25,556)	(25,556)
Total recognised gains and losses for the financial year	-	-	-	12,845	(25,556)	(12,711)
Transfer from revenue reserve	-	-	60	2,558	(2,618)	-
Balance at 30 June 2000	**61,871**	**6,938**	**105**	**33,772**	**(15,128)**	**87,558**
Currency translation differences not recognised in income statement	-	-	-	1,311	-	1,311
Net profit for the financial year	-	-	-	-	7,990	7,990
Total recognised gains for the financial year	-	-	-	1,311	7,990	9,301
Transfer from revenue reserve	-	-	-	2,834	(2,834)	-
Issue of shares	32	-	-	-	-	32
Balance at 30 June 2001	**61,903**	**6,938**	**105**	**37,917**	**(9,972)**	**96,891**

6. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN SINGAPORE DOLLARS ("S$") (continued)

6.7 Consolidated Cash Flow Statement

The cash flow statements of the Group below are based on the audited financial statements for the financial year ended 30 June 2001.

	S$'000
Cash flows from operating activities	
Profit from ordinary activities before tax	14,795
Adjustments for:	
Depreciation of property, plant and equipment	442
Property, plant and equipment written down	191
Property, plant and equipment written off	13
Interest on bank loans and bank overdrafts	5,022
Interest income	(314)
Gain on disposal of property, plant and equipment	(248)
Allowance for obsolescence of inventories	1,250
Unrealised exchange loss	336
Allowance for doubtful debts	228
Share of results of associates	(18,628)
Write-off of inventories	88
	3,175
Change in operating assets and liabilities	
Receivables	(7,033)
Inventories	(5,483)
Other assets	(597)
Payables	8,752
Currency translation adjustment	(1,693)
	(2,879)
Tax paid	(23)
Net cash used in operating activities	(2,902)
Cash flows from investing activities	
Dividend received from associates	3,094
Purchase of property, plant and equipment	(1,596)
Proceeds from sale of property, plant and equipment	9,354
Investment in an associate	(520)
Interest received	314
Net cash provided by investing activities	10,646
Cash flows from financing activities	
Proceeds from issue of shares	32
Proceeds from bank loans	4,043
Capital contribution by minority shareholders	109
Repayment of term loan	(9,075)
Interest paid	(5,321)
Net cash used in financing activities	(10,212)
Net change in cash and cash equivalents	(2,468)
Cash and cash equivalents at the beginning of the financial year	10,859
Cash and cash equivalents at the end of the financial year	8,391

PRICEWATERHOUSECOOPERS

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY

7.1 Company Income Statements

The Company income statements for the five financial years ended 30 June 2001 are as follows:

	Note	<---------------	---Year ended 30 June---		--------------->
		1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Revenue		-	-	-	-	-
Changes in inventories of finished goods and work in progress		-	-	-	-	-
Raw materials and consumables used		-	-	-	-	-
Other operating income	(i)	715	9,369	9,040	10,058	9,803
Staff costs		(622)	(1,575)	(1,673)	(1,456)	(1,570)
Depreciation and amortisation		(62)	(193)	(185)	(215)	(221)
Other operating expenses		(508)	(2,368)	(2,925)	(1,783)	(2,408)
Exceptional item	(ii)	-	-	-	(75,957)	-
(Loss)/profit from operations		(477)	5,233	4,257	(69,353)	5,604
Finance cost		(457)	(10,243)	(9,881)	(9,816)	(9,526)
Loss from ordinary activities before tax		(934)	(5,010)	(5,624)	(79,169)	(3,922)
Tax		(28)	(48)	31	-	-
Net loss for the financial year		(962)	(5,058)	(5,593)	(79,169)	(3,922)
Dividends per share (sen)		0.88	1.20	1.16	-	-

Note:

(i) Other operating income comprises mainly interest income from subsidiaries.

(ii) The exceptional item in the financial year ended 30 June 2000 relates to allowance for doubtful debts on an advance to a subsidiary, Ternair Jaya Sdn Bhd, which ceased operations in that financial year.

PRICEWATERHOUSECOOPERS

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.2 Consolidated Income Statements

The consolidated income statements for the five financial years ended 30 June 2001 are as follows:

	Notes	<------Year ended 30 June				------>
		1997	1998	1999	2000	2001
		RM'000	RM'000	RM'000	RM'000	RM'000
Revenue		75,200	214,712	95,976	68,202	184,596
Changes in inventories of finished goods and work in progress		(431)	2,900	(34,503)	(7,555)	12,786
Raw materials and consumables used		(79,836)	(203,421)	(55,554)	(67,437)	(183,926)
Other operating income		5,815	17,661	3,610	5,493	7,343
Staff costs		(7,770)	(11,202)	(9,281)	(8,855)	(7,621)
Depreciation and amortisation		(6,396)	(6,750)	(4,962)	(5,092)	(922)
Other operating expenses		-	(1,309)	(3,175)	(11,891)	(9,145)
Exceptional items	(i)	-	4,233	(1,339)	(56,432)	(632)
(Loss)/profit from operations		(13,418)	16,824	(9,228)	(83,567)	2,479
Finance cost		(5,323)	(15,109)	(11,661)	(10,180)	(10,471)
Share of results of joint venture companies		11,415	13,160	-	-	-
Share of results of associates		-	-	27,343	50,919	38,839
(Loss)/profit from ordinary activities before tax		(7,326)	14,875	6,454	(42,828)	30,847
Tax	(ii)	(1,024)	(3,838)	(3,911)	(13,439)	(13,161)
(Loss)/profit from ordinary activities after tax		(8,350)	11,037	2,543	(56,267)	17,686
Minority interests		-	491	484	222	(1,028)
Net (loss)/profit for the financial year		(8,350)	11,528	3,027	(56,045)	16,658
(Loss)/earnings per share						
Basic (sen)	(iii)	(3.63)	5.01	1.31	(22.65)	6.73
Diluted (sen)	(iv)	(3.63)	5.01	1.31	(22.64)	6.73
Dividends per share (sen)		1.77	2.41	2.23	-	-

Included in the above results are certain operations of the Group that have been discontinued as explained in paragraph 7.3(ii) below. Further analysis of the results of the Group by business segment, including the discontinued operations, is disclosed in paragraph 8 of this Report.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.2 Consolidated Income Statements (continued)

The following adjustments have been made to the results reported in the audited financial statements:

	<----Year ended 30 June---->				
	1997	1998	1999	2000	2001
	RM'000	RM'000	RM'000	RM'000	RM'000
Net (loss)/profit for the financial year as per audited financial statements	(8,350)	11,528	3,027	(55,775)	16,402
Adjustment (a)	-	-	-	(270)	256
As restated	(8,350)	11,528	3,027	(56,045)	16,658

(a) Preliminary expenses have been written off in the financial year they are incurred (net of minority interests), in accordance with MASB 1 – Presentation of Financial Statements.

(b) The results of jointly controlled entities have been accounted for using the equity accounting method in accordance with MASB 16 – Financial Reporting of Interests in Joint Ventures, instead of the proportional consolidation method adopted by LAP. However, this has no effect on the net (loss)/profit for the financial year.

Note:

(i) For the financial year ended 30 June 1998, the exceptional items represent gain on disposal of property, plant and equipment in a subsidiary.

For the financial year ended 30 June 1999, the exceptional items represent provision for loss of inventories by a subsidiary on a missing vessel.

For the financial year ended 30 June 2000, the exceptional items represent provision of RM31,684,464 for cessation of operation of a subsidiary and transfer of RM24,748,005 from foreign currency translation reserve to the income statement arising from cessation of operation of a subsidiary.

For the financial year ended 30 June 2001, the exceptional items represent provision of RM631,755 for cessation of operation of a subsidiary.

(ii) For the financial year ended 30 June 1997, the Group has a tax charge despite incurring a loss from ordinary activities before tax because its share of the profits of the jointly controlled entities cannot be offset against losses of the subsidiaries for tax purposes.

For the financial year ended 30 June 2000, the Group has a tax charge despite incurring a loss from ordinary activities before tax because losses of certain subsidiaries cannot be offset against profits from other companies in the Group.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.2 Consolidated Income Statements (continued)

(iii) Basic (loss)/earnings per share of the Group is calculated by dividing the net (loss)/profit for the financial year by the weighted average number of ordinary shares in issue during that financial year.

	Year ended 30 June				
	1997	1998	1999	2000	2001
Net (loss)/profit for the financial year (RM'000) – for illustrative purposes only	(8,350)	11,528	3,027	(56,045)	16,658
Weighted average number of ordinary shares in issue ('000)	229,953	229,953	231,414	247,485	247,496

(iv) For the purposes of calculating diluted (loss)/earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted where shares would be issued at a price lower than the fair value (average share price during the financial year). The difference between the number of shares to be issued at the exercise price under the options and the number of shares that would have been issued at the fair values based on the assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The numbers of such shares issued for no consideration is added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to the net (loss)/profit for the financial year.

	Year ended 30 June				
	1997	1998	1999	2000	2001
Net (loss)/profit for the financial year (RM'000) – for illustrative purposes only	(8,350)	11,528	3,027	(56,045)	16,658
Weighted average number of ordinary shares in issue ('000)	229,953	229,953	231,414	247,485	247,496
Adjustment for assumed exercise of share options ('000)	-	117	485	94	-
Weighted average number of ordinary shares of diluted earnings per share ('000)	229,953	230,070	231,899	247,579	247,496

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.3 Company Balance Sheets

The Company balance sheets as at the end of the five financial years to 30 June 2001, are as follows:

		<---- As at 30 June ---->				
		1997	1998	1999	2000	2001
	Note	RM'000	RM'000	RM'000	RM'000	RM'000
Non-current assets						
Receivables	(i)	222,055	311,798	290,556	207,041	172,857
Investment in subsidiaries	(ii)	1,957	8,138	8,763	14,097	13,402
Property, plant and equipment	(iii)	627	675	538	371	261
		224,639	320,611	299,857	221,509	186,520
Current assets						
Cash in hand and at banks	(iv)	8,023	1,503	16,275	664	13,148
Receivables	(i)	1,765	3,874	522	127	12,260
Other current assets	(v)	6	176	74	86	52
		9,794	5,553	16,871	877	25,460
Current liabilities						
Payables	(vi)	837	4,355	24,159	23,187	38,605
Borrowings	(vii)	88,191	153,311	17,337	123,453	16,111
Proposed dividends		1,503	2,050	2,044	-	-
Provision for tax		32	-	-	-	-
		90,563	159,716	43,540	146,640	54,716
Net current liabilities		(80,769)	(154,163)	(26,669)	(145,763)	(29,256)
Non-current liabilities						
Borrowings	(vii)	-	-	(113,781)	-	(94,972)
		143,870	166,448	159,407	75,746	62,292
Capital and reserves						
Share capital	(viii)	101,524	138,489	138,034	135,683	129,068
Share premium		9,324	12,720	15,479	15,215	14,466
Foreign currency translation and other reserves		-	(22,698)	(21,603)	(23,011)	(27,747)
Retained earnings/(accumulated losses)		33,022	37,937	27,497	(52,141)	(53,495)
		143,870	166,448	159,407	75,746	62,292
Number of ordinary shares issued ('000)		229,953	229,953	247,485	247,485	247,611
Net tangible assets per share (RM)		0.63	0.72	0.64	0.31	0.25

PRICEWATERHOUSECOOPERS

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.3 Company Balance Sheets

Notes:

(i) Receivables

Included under non-current assets	< -----	-----	As at 30 June	-----	----- >
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Receivable from subsidiaries:					
- loans	89,118	121,387	115,329	121,997	147,307
- advances	132,937	181,340	157,901	142,032	97,766
Less: Allowance for doubtful debts	-	-	-	(75,957)	(72,216)
	132,937	181,340	157,901	66,075	25,550
- non-trade	-	9,071	17,326	18,969	-
	222,055	311,798	290,556	207,041	172,857

The non-trade balances and advances due from subsidiaries are unsecured, interest free and not repayable within one year from the respective year-ends.

The non-current loans to subsidiaries are unsecured and not repayable within one year from the respective year-ends. Interest rates charged during the respective financial years are as follows:

	1997 %	1998 %	1999 %	2000 %	2001 %
Receivable from subsidiaries - loans	7.2	6.9 – 9.0	7.2 – 7.9	6.9 – 8.5	5.6 – 8.6

Included under current assets	< -----	-----	As at 30 June	-----	----- >
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Receivable from subsidiaries - non-trade	1,765	-	-	-	12,106
Receivable from joint venture partner - non-trade	-	3,809	-	-	-
Receivable from associates - non-trade	-	-	433	48	48
Receivable from related party - non-trade	-	65	89	79	106
	1,765	3,874	522	127	12,260

The amounts receivable from subsidiaries, joint venture partner, associates and related party are unsecured, interest free and repayable upon demand.

PRICEWATERHOUSECOOPERS

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.3 Company Balance Sheets (continued)

(ii) Investment in subsidiaries

	< ---- As at 30 June				---- >
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Unquoted shares, at cost	1,967	8,152	8,777	14,110	13,415
Allowance for diminution in value	(10)	(14)	(14)	(13)	(13)
	1,957	8,138	8,763	14,097	13,402

Details of subsidiaries are as follows:

Name of company	Effective interest 1997	1998	1999	2000	2001	Country of incorporation	Principal activities
Held directly by the Company:							
Bright Steel Pte Ltd	100%	100%	100%	100%	100%	Singapore	Investment holding.
Ternair Jaya Sdn Bhd	100%	100%	100%	100%	100%	Malaysia	Investment holding.
Arbon Investment Pte Ltd	100%	100%	100%	100%	100%	Singapore	Investment holding.
Aarau Investment Pte Ltd	100%	100%	100%	100%	100%	Singapore	Investment holding.
Grenchen Investment Pte Ltd	100%	100%	100%	100%	100%	Singapore	Investment holding.
Kloten Investment Pte Ltd	100%	100%	100%	100%	100%	Singapore	Investment holding.
Sonlife International Pte Ltd	-	75%	75%	86%	86%	Singapore	Trading and distribution of metal and mineral products, food and beverages, seafood and investment holding. Ceased trading and distribution operations during the financial year ended 30 June 2002.
Advent Electronics Pte Ltd	-	-	55%	55%	55%	Singapore	Design-in and distribution of semiconductors and related components.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.3 Company Balance Sheets (continued)

(ii) Investment in subsidiaries (continued)

Name of company	Effective interest 1997	1998	1999	2000	2001	Country of incorporation	Principal activities
Held by subsidiaries:							
Lion Containers Sdn Bhd	100%	100%	100%	100%	100%	Malaysia	Manufacture and sale of dry cargo containers. Ceased manufacturing operations during the financial year ended 30 June 2000.
Sonlife Yangon Company Limited	-	100%	100%	100%	100%	Myanmar	Trading of metal, mineral products and seafood. Ceased operations during the financial year ended 30 June 2002.
Sonfood Limited	-	-	100%	100%	100%	Myanmar	Seafood processing. Ceased operations during the financial year ended 30 June 2002.
Sonlife Mongolia Co Ltd	-	60%	100%	100%	100%	Mongolia	Distribution of food and beverages, electrical and electronic goods. Ceased operations during the financial year ended 30 June 2001.
Sonlife International (Mongolia) Co., Ltd	-	-	100%	100%	100%	Mongolia	Distribution of food and beverages, electrical goods. Ceased operations during the financial year ended 30 June 2001.
SonMarine (Thailand) Ltd *	-	-	50%	50%	50%	Thailand	Seafood processing. Ceased operations during the financial year ended 30 June 2001.
Advent Electronics (M) Sdn Bhd	-	-	-	100%	100%	Malaysia	Design-in and distribution of semiconductors and related components.

* The Group regards this company as a subsidiary despite the Group's effective equity holding in this company being less than 51% as it has board and management control over this company.

PRICEWATERHOUSECOOPERS

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.3 Company Balance Sheets (continued)

(iii) Property, plant and equipment

	< ---- As at 30 June ---- >				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Net book value					
Office equipment and vehicles	627	675	449	312	142
Furniture and fittings	-	-	89	59	119
	627	675	538	371	261

Details of movements in property, plant and equipment for the financial year ended 30 June 2001 are as follows:

	Office equipment and vehicles RM'000	Furniture and fittings RM'000	Total RM'000
Cost			
At 1 July 2000	919	96	1015
Additions	31	125	156
Disposals	-	(71)	(71)
Difference arising from exchange rates used for illustrative purpose*	(45)	(4)	(49)
At 30 June 2001	905	146	1,051
Accumulated depreciation			
At 1 July 2000	607	37	644
Disposals	-	(44)	(44)
Depreciation charge	186	35	221
Difference arising from exchange rates used for illustrative purpose*	(30)	(1)	(31)
At 30 June 2001	763	27	790
Net book value	142	119	261

* These amounts represent exchange differences arising from the restatement of the financial statements denominated in S$ into RM for illustrative purposes only, as explained in paragraph 3.3 above.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.3 Company Balance Sheets (continued)

(iv) Cash in hand and at banks

	As at 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Cash in hand and at banks	410	470	448	63	133
Deposits with licensed banks	7,613	1,033	15,827	601	13,015
	8,023	1,503	16,275	664	13,148

(v) Other current assets

	As at 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Tax receivable	-	-	-	-	27
Deposits	-	-	20	20	19
Prepayments	6	7	7	7	6
Sundry debtors	-	169	47	59	-
	6	176	74	86	52

(vi) Payables

	As at 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Notes payable	-	-	-	-	9,366
Payable to subsidiaries - non-trade	39	3,300	21,165	20,779	24,878
Payable to related parties - non-trade	106	7	-	-	-
Advance deposits from customers	-	-	-	2,408	1,710
Accrued operating expenses	692	1,048	2,994	-	2,651
	837	4,355	24,159	23,187	38,605

The non-trade balances payable to subsidiaries and related parties are unsecured, interest free and repayable upon demand.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM") – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.3 Company Balance Sheets (continued)

(vii) Borrowings

Included under current liabilities	< As at 30 June				>
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Bank loan (unsecured)	88,191	153,311	17,337	9,834	16,111
Term loan (unsecured)	-	-	-	113,619	-
	88,191	153,311	17,337	123,453	16,111

The interest rates charged during the financial years are as follows:

	< Year ended 30 June				>
	1997 %	1998 %	1999 %	2000 %	2001 %
Bank loan (unsecured)	7.2	6.9 – 7.9	7.2 – 7.9	4.1 – 8.4	3.9 – 8.4
Term loan (unsecured)	-	-	-	7.5 – 8.6	-

Included under non-current liabilities	< As at 30 June				>
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Bank loan (unsecured)	-	-	113,781	-	-
Term loan (secured)	-	-	-	-	94,972
	-	-	113,781	-	94,972

As at 30 June 2001, the secured term loan has been classified as a non-current liability as the loan was rolled over for twelve months with effect from 2 October 2001. Under the new loan agreement, the term loan is repayable in one lump sum on 1 October 2002 and is secured by way of a first floating charge over all assets of a subsidiary.

The interest rates charged during the financial years are as follows:

	< Year ended 30 June				>
	1997 %	1998 %	1999 %	2000 %	2001 %
Bank loan (unsecured)	-	-	7.2 – 7.9	-	-
Term loan (secured)	-	-	-	-	6.6 – 8.6

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.3 Company Balance Sheets (continued)

(viii) Share capital

	As at 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Authorised share capital					
Ordinary share of S$0.25 each	176,600	240,900	223,100	219,300	208,500
Issues and fully paid share capital					
At 1 July	101,696	101,524	138,489	138,034	135,683
Exercise of options	-	-	9,778	-	67
Difference arising from exchange rates used for illustrative purposes	(172)	36,965	(10,233)	(2,351)	(6,682)
At 30 June	101,524	138,489	138,034	135,683	129,068

The newly issued shares rank pari passu in all respect with the previously issued shares.

At 30 June 2001, there were the following outstanding options to subscribe for ordinary shares of S$0.25 each exercisable at any time up to the dates indicated below:

Scheme	Number outstanding	Exercise price	Expiry date
1998 options	55,000	S$0.25	3 April 2003
1999 options	206,000	S$0.25	6 April 2004
2000 options	175,000	S$0.25	20 October 2005
	436,000		

(ix) Contingent liabilities

The Company had issued letters of financial support to certain subsidiaries so as to enable them to operate as going concern for the foreseeable future and to meet their liabilities as and when they fall due within the next twelve months.

	As at 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Unsecured guarantees given to the banks and suppliers in respect of trade obligations of the subsidiaries	-	24,090	33,153	26,981	39,509

PRICEWATERHOUSECOOPERS

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets

The consolidated balance sheets as at the end of the five financial years 30 June 2001, are as follows:

		←As at 30 June				→
		1997	1998	1999	2000	2001
	Note	RM'000	RM'000	RM'000	RM'000	RM'000
Non-current assets						
Receivables	(i)	-	-	18,071	17,763	17,781
Jointly controlled entity	(ii)	116,145	195,196	-	-	-
Investment in associates	(iii)	-	-	221,616	244,412	263,999
Investment in unquoted securities	(iv)	-	-	125	-	-
Property, plant and equipment	(v)	102,232	64,431	66,696	43,972	26,688
		218,377	259,627	306,508	306,147	308,468
Current assets						
Cash in hand and at banks	(vi)	10,619	3,421	56,432	25,529	21,688
Receivables	(i)	31,922	47,067	23,760	26,057	39,344
Inventories	(vii)	30,679	62,576	41,831	13,781	21,744
Other current assets	(viii)	1,072	42,904	3,313	1,329	2,508
		74,292	155,968	125,336	66,696	85,284
Current liabilities						
Payables	(ix)	7,530	12,517	37,405	24,812	41,214
Borrowings	(x)	121,391	210,110	22,140	125,168	21,972
Proposed dividends		1,503	2,050	2,044	-	-
Provision for tax		230	1,335	1,361	55	1,551
		130,654	226,012	62,950	150,035	64,737
Net current (liabilities)/assets		(56,362)	(70,044)	62,386	(83,339)	20,547
Non-current liabilities						
Payables	(ix)	-	-	(30,364)	(29,846)	(29,878)
Borrowings	(x)	-	-	(113,781)	-	(94,972)
Deferred taxation		-	-	-	(9)	-
		-	-	(144,145)	(29,855)	(124,850)
		162,015	189,583	224,749	192,953	204,165

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

	Note	←---- 1997 RM'000	1998 RM'000	As at 30 June 1999 RM'000	2000 RM'000	2001 RM'000 ----→
Capital and reserves						
Share capital	(xi)	101,524	138,489	138,034	135,683	129,068
Share premium		9,324	12,719	15,479	15,215	14,466
Capital redemption reserve		-	-	100	230	219
Foreign currency translation and other reserves	(xii)	30,863	4,639	40,981	74,062	79,057
Retained earnings/(accumulated losses)		20,304	33,037	29,106	(33,176)	(20,792)
Shareholders' equity		162,015	188,884	223,700	192,014	202,018
Minority interests		-	699	1,049	939	2,147
		162,015	189,583	224,749	192,953	204,165
Number of ordinary shares issued ('000)		229,953	229,953	247,485	247,485	247,611
Net tangible assets per share (RM)		0.67	0.77	0.90	0.78	0.82

Included in the above balance sheets are certain operations that have been discontinued, as explained in paragraph 7.3(ii) above. Further analysis of the assets employed by the Group by business segment, including the discontinued operations, is disclosed in paragraph 8 of this Report.

The following adjustments have been made to the net tangible assets reported in the audited financial statements:

	←---- 1997 RM'000	1998 RM'000	As at 30 June 1999 RM'000	2000 RM'000	2001 RM'000 ----→
Net tangible assets per audited financial statements	162,015	188,884	223,700	192,284	202,018
Adjustment (a)	-	-	-	(270)	-
As restated	162,015	188,884	223,700	192,014	202,018

(a) Preliminary expenses have been written off in the financial year they are incurred (net of minority interests), in accordance with MASB 1 – Presentation of Financial Statements.

(b) The results of jointly controlled entities have been accounted for using the equity accounting method in accordance with MASB 16 – Financial Reporting of Interests in Joint Ventures, instead of the proportional consolidation method adopted by LAP. However, there is no impact on the total net tangible assets of the Company.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

Notes:

(i) Receivables

Included under non-current assets	< ---- As at 30 June ---- >				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Receivable from a shareholder of an associate (non-trade)	-	-	18,071	17,763	17,781

The amount receivable from shareholder of an associate is unsecured, interest free and settlement is not expected within one year from the respective year-ends.

Included under current assets	< ---- As at 30 June ---- >				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Trade receivables	31,922	28,214	11,104	10,618	27,249
Less: Allowance for doubtful debts	-	-	-	(432)	(475)
	31,922	28,214	11,104	10,186	26,744
Notes receivable	-	-	-	3,682	-
Receivable from ultimate holding corporation - non-trade	-	-	444	-	-
Receivable from associates - non-trade	-	-	433	46	4,685
Receivable from related parties - trade	-	14,283	140	259	140
Receivable from related parties - non-trade	-	4,423	11,536	129	308
Receivable from shareholders of a subsidiary - trade	-	147	-	42	40
Receivable from shareholders of a subsidiary - non-trade	-	-	103	-	-
Dividends receivable from associates	-	-	-	11,713	7,397
	31,922	47,067	23,760	26,057	39,344

The amounts receivable from the ultimate holding corporation, associates, related parties and shareholders of a subsidiary are unsecured, interest free and repayable upon demand.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(ii) Jointly controlled entities

	As at 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Share of net assets of the jointly controlled entities	116,145	195,196	-	-	-

Name of company	Effective interest 1997	1998	1999	2000	2001	Country of incorporation	Principal activities
Held by subsidiaries:							
Zhejiang Yipeng Engine Parts Co Ltd ("Yipeng")	49%	49%	-	-	-	The People's Republic of China	Manufacture of motorcycle engine parts and assembly of motorcycle engines.
Zhejiang Yirong Engine Parts Co Ltd ("Yirong")	51%	51%	-	-	-	The People's Republic of China	Manufacture of fuel tanks and exhaust pipes, spray painting of fuel tanks.
Zhejiang Yizhong Motorcycle Electric Products Co Ltd ("Yizhong")	51%	51%	-	-	-	The People's Republic of China	Manufacture of shock absorbers and body frame, assembly of various electrical instruments and components.
Zhejiang Victor Motorcycle Co, Ltd ("Victor")	49%	49%	-	-	-	The People's Republic of China	Assembly of motorcycles.
Zhejiang Mount-Channel Machinery Co., Ltd ("Mount-Channel") (formerly known as Taizhou Mount-Channel Machinery Co., Ltd)	30%	30%	-	-	-	The People's Republic of China	Manufacture of motorcycle clutches.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(ii) Jointly controlled entities (continued)

The Group's share of the assets and liabilities of the jointly controlled entities is as follows:

	As at 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Property, plant and equipment	70,903	119,910	-	-	-
Intangible assets	7,234	10,766	-	-	-
Current assets	130,257	195,215	-	-	-
Current liabilities	(92,249)	(130,695)	-	-	-
Net assets	116,145	195,196	-	-	-

The Group's share of the revenue and expenses of the jointly controlled entities is as follows:

	Year ended 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Revenue	131,362	237,166	-	-	-
Expenses	(119,947)	(224,006)			
Profit from ordinary activities before tax	11,415	13,160	-	-	-
Tax	(996)	(2,570)	-	-	-
Net profit for the financial year	10,419	10,590	-	-	-

In the financial years ended 30 June 1997 and 30 June 1998, the Group regarded Yipeng, Yirong, Yizhong, Victor, Mount-Channel and Qianjiang as jointly controlled entities as it had joint control over the operations of these companies.

(iii) Investment in associates

	As at 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Unquoted shares, at cost	-	-	143,038	142,865	136,914
Share of reserve on acquisition	-	-	12,723	10,244	9,739
Share of post acquisition retained earnings and reserves of associates, net of dividends received	-	-	65,855	91,303	117,346
	-	-	221,616	244,412	263,999

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(iv) Investment in associates (continued)

Details of associates are as follows:

Name of company	Effective interest 1997	1998	1999	2000	2001	Country of incorporation	Principal activities
Held by subsidiaries:							
Zhejiang Yipeng Engine Parts Co Ltd ("Yipeng")	-	-	49%	49%	49%	The People's Republic of China	Manufacture of motorcycle engine parts and assembly of motorcycle engines.
Zhejiang Yirong Engine Parts Co Ltd ("Yirong")	-	-	51%	39%	39%	The People's Republic of China	Manufacture of fuel tanks and exhaust pipes, spray painting of fuel tanks.
Zhejiang Yizhong Motorcycle Electric Products Co Ltd ("Yizhong")	-	-	51%	51%	51%	The People's Republic of China	Manufacture of shock absorbers and body frame, assembly of various electrical instruments and components.
Zhejiang Victor Motorcycle Co, Ltd ("Victor")	-	-	43%	43%	43%	The People's Republic of China	Assembly of motorcycles.
Zhejiang Mount-Channel Machinery Co., Ltd ("Mount-Channel") (formerly known as Taizhou Mount-Channel Machinery Co., Ltd)	-	-	30%	30%	30%	The People's Republic of China	Manufacture of motorcycle clutches.
Zhejiang Qianjiang Motorcycle Co., Ld ("Qianjiang")	-	-	24%	24%	24%	The People's Republic of China	Manufacture and distribution of motorcycles and accessories and investment holding.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(iii) Investment in associates (continued)

On 14 April 1999, the Company announced a restructuring of the Group's motorcycle business in China. As explained in the announcement, the restructuring involved the following steps:

- sale of a 24% equity interest in Victor by the Group to the other joint venture partner. Following this disposal, the Group owns a direct equity interest of 25% in Victor with the remaining 75% owned by that joint venture partner;

- injection of 75% equity interest in Victor and other investment into Qianjiang by the joint venture partner, as consideration for new Qianjiang shares;

- subscription of new shares in Qianjiang by Bright Steel Pte Ltd, a wholly owned subsidiary company of the Group; and

- initial public offering of new shares by Qianjiang and listing of the new shares in Qianjiang on the Shenzhen Stock Exchange of the People's Republic of China.

The Group's investment in Qianjiang, held through Bright Steel Pte Ltd, represents a 24% shareholding in Qianjiang whose shares are listed as "A" shares on the Shenzhen Stock Exchange of the People's Republic of China, and these "A" shares can only be traded by Chinese nationals. The Group's holding represents promoter's shares, which cannot be traded on the exchange.

Following the restructuring as described above, Victor is controlled by Qianjiang. The Group regards Victor, Qianjiang and Mount-Channel as associates from the financial year ended 30 Juen 1999 as it does not have control or joint control, but merely exercises significant influence, over the financial and operating policy decisions. The Group regards Yipeng, Yirong and Yizhong, whose operations are integrated with that of Victor and Qianjiang, as associates at 30 June 1999 for the same reason. At 30 June 1999, Yirong and Yizhong are subsidiaries of the Group within the meaning of the Singapore Companies Act as the Group's equity interest in these companies is 51%. However, it is not meaningful to consolidate or attach the financial statements of Yirong and Yizhong, as they would only give a partial view of the integrated operations of the motorcycle business in China.

During the financial year ended 30 June 2000, Qianjiang contributed additional capital of Rmb129,698,000 in Yirong. As a result, the percentage of equity interest held by the Company in Yirong has been diluted from 51% to 39%.

PRICEWATERHOUSECOOPERS

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(iv) Investment in unquoted securities

	As at 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Unquoted shares, at cost	-	-	125	-	-

(v) Property, plant and equipment

	As at 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Net book value					
Freehold land	12,262	11,474	12,281	8,899	8,928
Long leasehold land	31,608	7,095	7,032	3,015	-
Land use rights	-	-	-	-	-
Buildings	30,391	26,718	27,841	20,522	11,326
Plant and machinery	25,891	16,475	16,880	4,518	4,833
Office equipment and vehicles	1,125	1,727	1,464	1,169	957
Furniture and fittings	955	942	1,064	748	644
Construction in progress	-	-	134	5,101	-
	102,232	64,431	66,696	43,972	26,688

PRICEWATERHOUSECOOPERS

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(iv) Property, plant and equipment (continued)

Details of movements in property, plant and equipment for the financial year ended 30 June 2001 are as follows:

	Freehold land RM'000	Long leasehold land RM'000	Buildings RM'000	Plant and machinery RM'000	Office equipment and vehicles RM'000	Furniture and fittings RM'000	Construction in progress RM'000	Total RM'000
Cost								
At 1 July 2000	12,259	7,454	30,147	27,522	3,160	1,897	5,101	87,540
Exchange rate adjustments	642	390	1,549	1,393	50	58	-	4,082
Additions	-	-	1,076	1,149	699	404	-	3,328
Reclassification	-	-	2,560	2,289	-	-	(4,849)	-
Disposals	-	(7,477)	(18,544)	(14,705)	(757)	(617)	-	(42,100)
Difference arising from exchange rates used for illustrative purposes *	(604)	(367)	(1,484)	(1,356)	(156)	(93)	(252)	(4,312)
At 30 June 2001	12,297	-	15,304	16,292	2,996	1,649	-	48,538
Accumulated depreciation								
At 1 July 2000	3,360	4,438	9,625	23,005	1,991	1,149	-	43,568
Exchange rate adjustments	175	231	505	1,195	44	46	-	2,196
Disposals	-	(4,451)	(5,795)	(12,249)	(294)	(298)	-	(23,087)
Depreciation charge	-	-	117	288	388	129	-	922
Write down	-	-	-	355	8	35	-	398
Difference arising from exchange rates used for illustrative purposes *	(166)	(218)	(474)	(1,135)	(98)	(56)	-	(2,147)
At 30 June 2001	3,369	-	3,978	11,459	2,039	1,005	-	21,850
Net book value	8,928	-	11,326	4,833	957	644	-	26,688

* These amounts represent exchange differences arising from the restatement of the financial statements denominated in S$ into RM for illustrative purposes only, as explained in paragraph 3.3 above.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM") – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(vi) Cash in hand and at banks

	< As at 30 June				>
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Cash at bank and in hand	482	2,274	4,344	2,349	6,138
Deposits with licensed banks	10,137	1,147	52,088	23,180	15,550
	10,619	3,421	56,432	25,529	21,688

(vii) Inventories

	< As at 30 June				>
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
At cost					
Goods in transit	3,129	1,783	1,272	-	-
Finished goods	3,585	7,971	9,158	4,415	13,640
Stores and consumables	2,310	1,942	1,925	-	-
Work-in-progress	2,596	2,069	446	-	-
Raw materials	19,059	48,811	26,650	-	165
	30,679	62,576	39,451	4,415	13,805
At net realisable value					
Finished goods	-	-	2,380	-	3,342
Stores and consumables	-	-	-	272	-
Raw materials	-	-	-	9,094	4,597
	-	-	2,380	9,366	7,939
	30,679	62,576	41,831	13,781	21,744

(viii) Other current assets

	< As at 30 June				>
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Tax receivable	-	-	-	-	27
Deposits	-	92	83	96	213
Prepayments	647	566	1,162	349	332
Advances to suppliers	-	224	582	197	-
Sundry debtors	425	42,022	1,486	687	1,936
	1,072	42,904	3,313	1,329	2,508

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(ix) Payables

Included under current liabilities	< As at 30 June				>
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Trade payables	1,948	2,240	2,688	7,195	18,048
Notes payable	-	-	24,267	12,612	18,865
Payable to ultimate holding company - non-trade	712	407	4	-	6
Payable to related parties – short term loans	-	713	-	-	-
Payable to related parties - non-trade	106	7	25	241	757
Payable to joint venture partner (secured)	-	-	-	-	-
Advance deposits from customers	-	-	-	329	-
Accrued operating expenses	2,871	5,143	7,063	3,680	2,896
Sundry creditors	1,893	4,007	2,019	755	642
Provision for inventory loss	-	-	1,339	-	-
	7,530	12,517	37,405	24,812	41,214

The non-trade balances payable to ultimate holding company and related parties are unsecured, interest free and repayable upon demand.

The provision for inventory loss relates to loss of inventories on board a vessel, which went missing.

The short term loans payable to related parties are unsecured and repayable on demand.

Interest rates charged during the financial year are as follows:

	< Year ended 30 June				>
	1997 %	1998 %	1999 %	2000 %	2001 %
Payable to related parties – short term loans	10.0	10.0	-	-	-

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(ix) Payables (continued)

Included under non-current liabilities	<	------ As at 30 June	------	>
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Payable to an associated – non-trade	-	-	30,364	29,846	29,878

The amount payable to an associate is unsecured, interest-free and is not repayable within one year from the respective year ends.

(x) Borrowings

Included under current liabilities	<	------ As at 30 June	------	>	
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Bank overdrafts (unsecured)	3,829	2,626	4,803	1,715	1,983
Bank overdrafts (secured)	-	-	-	-	2,210
Bank loan (unsecured)	117,562	207,484	17,337	9,834	17,779
Term loan (unsecured)	-	-	-	113,619	-
	121,391	210,110	22,140	125,168	21,972

The secured bank overdraft was secured on the leasehold land and building, plant and machinery of a subsidiary amounting to RM9,463,000.

The interest rates charged during the financial year are as follows:

	<	------ Year ended 30 June	------	>	
	1997 %	1998 %	1999 %	2000 %	2001 %
Bank loan (unsecured)	10.3 – 11.1	9.0 – 11.1	8.3 – 12.2	5.5 – 15.0	5.5 – 15.0
Bank overdrafts (secured)	-	-	-	-	15.0
Bank loan (unsecured)	7.2 – 8.9	6.9 – 8.9	7.2 – 7.9	4.1 – 8.4	3.9 – 8.4
Term loan (unsecured)	-	-	-	7.5 – 8.6	-

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(x) Borrowings (continued)

Included under non-current liabilities	< ----	----	**As at 30 June**	----	---- >
	1997 RM'000	**1998 RM'000**	**1999 RM'000**	**2000 RM'000**	**2001 RM'000**
Bank loan (unsecured)	-	-	113,781	-	-
Term loan (secured)	-	-	-	-	94,972
	-	-	113,781	-	94,972

As at 30 June 2001, the secured term loan has been classified as a non-current liability as the loan was rolled over for twelve months with effect from 2 October 2001. Under the new loan agreement, the term loan is repayable in one lump sum on 1 October 2002 and is secured by way of a first floating charge over all assets of a subsidiary.

The interest rates charged during the financial year are as follows:

	< ----	----	**Year ended 30 June**	----	---- >
	1997 %	**1998 %**	**1999 %**	**2000 %**	**2001 %**
Bank loan (unsecured)	-	-	7.2 – 7.9	-	-
Term loan (secured)	-	-	-	-	6.6 – 8.6

(xi) Share capital

	< ----	----	**As at 30 June**	----	---- >
	1997 RM'000	**1998 RM'000**	**1999 RM'000**	**2000 RM'000**	**2001 RM'000**
Authorised share capital					
Ordinary share of S$0.25 each	176,600	240,900	223,100	219,300	208,500
Issues and fully paid share capital					
At 1 July	101,696	101,524	138,489	138,034	135,683
Exercise of options	-	-	9,778	-	67
Difference arising from exchange rates used for illustrative purposes *	(172)	36,965	(10,233)	(2,351)	(6,682)
At 30 June	101,524	138,489	138,034	135,683	129,068

* These amounts represent exchange differences arising from the restatement of the financial statements denominated in S$ into RM for illustrative purposes only, as explained in paragraph 3.3 above.

The newly issued shares rank pari passu in all respect with the previously issued shares.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(xi) Share capital (continued)

At 30 June 2001, there were the following outstanding options to subscribe for ordinary shares of S$0.25 each exercisable at any time up to the dates indicated below:

Scheme	Number outstanding	Exercise price	Expiry date
1998 options	55,000	S$0.25	3 April 2003
1999 options	206,000	S$0.25	6 April 2004
2000 options	175,000	S$0.25	20 October 2005
	436,000		

(xii) Foreign currency translation and other reserves

	< ------ As at 30 June ------ >				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Foreign currency translation reserve	6,271	(32,905)	(20,991)	7,535	9,897
Enterprise development reserve	2,112	4,262	2,586	3,884	4,931
General reserve	3,171	7,082	5,490	9,665	13,859
Reserve arising on consolidation	19,309	26,200	7,632	7,502	7,133
Others – surplus on restructuring of motorcycle business	-	-	46,264	45,476	43,237
	30,863	4,639	40,981	74,062	79,057

The enterprise development reserve and the general reserve are maintained by the Group's associates in accordance with the accounting regulations in the People's Republic of China and are not available for the payment of cash dividends. The amounts shown represent the Group's share of the reserve.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(xiii) Capital commitments not provided for in the financial statements

Capital expenditure not provided for in the financial statements and commitments in relation to non-cancelable operating leases contracted for at the reporting date but not recognized as liabilities, are payable as follows:

	< As at 30 June				>
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Capital commitments					
Amounts approved by directors	5,217	838	5,662	2,489	-
Share of capital commitments in respect of contracts placed by joint venture companies	2,391	2,594	-	-	-
	7,608	3,432	5,662	2,489	-
Lease commitments					
Within 1 year	-	229	74	208	488
Between 1 year and 5 years	-	39	-	33	684
	-	268	74	241	1,172

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.4 Consolidated Balance Sheets (continued)

(xiv) Significant related party disclosures

In addition to the related party information shown elsewhere, the following significant transactions between the Group and related parties took place during the respective financial year at terms agreed between the parties:

	< ---- Year ended 30 June ---- >				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Sale of inventories to a related party	-	77,384	-	265	221
Handling fee from a related party	-	-	448	857	169
Purchases of raw materials from related parties	3,799	1,144	-	-	-
Management fees received from related parties	-	79	-	272	250
Rental income from related parties	-	821	178	305	58
Rental charges paid to a related party	44	29	263	384	1,095
Rental charges paid to a related company	-	236	-	-	-

During the financial year ended 30 June 2001, the Group provided trade-financing amounting to RM5,812,148 to a related party for purchases made by that related party.

The above transactions are conducted pursuant to the Shareholders' Mandate obtained for Interested Person Transactions as defined in the Listing Manual of the Singapore Exchange Securities Trading Limited.

Related parties refer to companies, which are connected to the Company through certain common directors or through indirect common shareholding.

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.5 Company Statement of Changes in Equity

	Share capital	Share premium	Foreign currency translation and other reserves	Retained earnings/ (accumulated losses)	Total
	RM'000	RM'000	RM'000	RM'000	RM'000
Balance at 1 July 1996	**101,696**	**9,340**	**-**	**35,548**	**146,584**
Dividends	-	-	-	(1,503)	(1,503)
Net loss for the financial year	-	-	-	(962)	(962)
Total recognised losses for the financial year	-	-	-	(2,465)	(2,465)
Difference arising from exchange rates used for illustrative purpose*	(172)	(16)	-	(61)	(249)
Balance at 30 June 1997	**101,524**	**9,324**	**-**	**33,022**	**143,870**
Currency translation differences not recognised in income statement	-	-	(22,693)	-	(22,693)
Dividends	-	-	-	(2,050)	(2,050)
Net loss for the financial year	-	-	-	(5,058)	(5,058)
Total recognised losses for the financial year	-	-	(22,693)	(7,108)	(29,801)
Difference arising from exchange rates used for illustrative purpose*	36,965	3,396	(5)	12,023	52,379
Balance at 30 June 1998	**138,489**	**12,720**	**(22,698)**	**37,937**	**166,448**
Currency translation differences not recognised in income statement	-	-	(582)	-	(582)
Dividends	-	-	-	(2,044)	(2,044)
Net loss for the financial year	-	-	-	(5,593)	(5,593)
Total recognised losses for the financial year	-	-	(582)	(7,637)	(8,219)
Issue of share capital	9,778	3,699	-	-	13,477
Difference arising from exchange rates used for illustrative purpose*	(10,233)	(940)	1,677	(2,803)	(12,299)
Balance at 30 June 1999	**138,034**	**15,479**	**(21,603)**	**27,497**	**159,407**
Currency translation differences not recognised in income statement	-	-	(1,776)	-	(1,776)
Net loss for the financial year	-	-	-	(79,169)	(79,169)
Total recognised losses for the financial year	-	-	(1,776)	(79,169)	(80,945)
Difference arising from exchange rates used for illustrative purpose*	(2,351)	(264)	368	(469)	(2,716)
Balance at 30 June 2000	**135,683**	**15,215**	**(23,011)**	**(52,141)**	**75,746**
Currency translation differences not recognised in income statement	-	-	(5,869)	-	(5,869)
Net loss for the financial year	-	-	-	(3,922)	(3,922)
Total recognised losses for the financial year	-	-	(5,869)	(3,922)	(9,791)
Issue of shares	67	-	-	-	67
Difference arising from exchange rates used for illustrative purpose*	(6,682)	(749)	1,133	2,568	(3,730)
Balance at 30 June 2001	**129,068**	**14,466**	**(27,747)**	**(53,495)**	**62,292**

* These amounts represent exchange differences arising from the restatement of the financial statements denominated in S$ into RM for illustrative purposes only, as explained in paragraph 3.3 above.

PRICEWATERHOUSECOOPERS

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.6 Consolidated Statement of Changes in Equity

	Share capital	Share premium	Capital redemption reserve	Foreign currency translation and other reserves	Retained earnings/ (accumulated losses)	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Balance at 1 July 1996	**101,696**	**9,340**	**-**	**2,676**	**35,499**	**149,211**
Currency translation differences not recognised in income Statement	-	-	-	3,599	-	3,599
Revenue arising from acquisition of interest	-	-	-	19,309	-	19,309
Dividends	-	-	-	-	(1,503)	(1,503)
Net loss for the financial year	-	-	-	-	(8,350)	(8,350)
Total recognised gains and losses for the financial year	-	-	-	22,908	(9,853)	13,055
Transfer from revenue reserve	-	-	-	5,282	(5,282)	-
Difference arising from exchange rates used for illustrative purpose*	(172)	(16)	-	(3)	(60)	(251)
Balance at 30 June 1997	**101,524**	**9,324**	**-**	**30,863**	**20,304**	**162,015**
Currency translation differences not recognised in income statement	-	-	-	(41,459)	-	(41,459)
Adjustment arising from additional professional fees incurred	-	-	-	(53)	-	(53)
Goodwill on acquisition of subsidiary	-	-	-	(87)	-	(87)
Dividends	-	-	-	-	(2,050)	(2,050)
Net profit for the financial year	-	-	-	-	11,529	11,529
Total recognised gains and losses for the financial year	-	-	-	(41,599)	9,479	(32,120)
Transfer from revenue reserve	-	-	-	4,139	(4,139)	-
Difference arising from exchange rates used for illustrative purpose*	36,965	3,395	-	11,236	7,393	58,989
Balance at 30 June 1998	**138,489**	**12,719**	**-**	**4,639**	**33,037**	**188,884**

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.6 Consolidated Statement of Changes in Equity (continued)

	Share capital	Share premium	Capital redemption reserve	Foreign currency translation and other reserves	Retained earnings/ (accumulated loss)	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Balance at 30 June 1998	**138,489**	**12,719**	**-**	**4,639**	**33,037**	**188,884**
Currency translation differences not recognised in income statement	-	-	-	9,482	-	9,482
Dividends	-	-	-	-	(2,044)	(2,044)
Net profit for the financial year	-	-	-	-	3,027	3,027
Total recognised gains for the financial year	-	-	-	9,482	983	10,465
Transfer from revenue reserve	-	-	100	2,374	(2,474)	-
Gain on restructuring of motorcycle business	-	-	-	46,264	-	46,264
Disposal of equity in joint venture	-	-	-	(21,435)	-	(21,435)
Issue of shares	9,778	3,699	-	-	-	13,477
Difference arising from exchange rates used for illustrative purpose*	(10,233)	(939)	-	(343)	(2,440)	(13,955)
Balance at 30 June 1999	**138,034**	**15,479**	**100**	**40,981**	**29,106**	**223,700**
Currency translation differences not recognised in income statement	-	-	-	28,169	-	28,169
Net loss for the financial year	-	-	-	-	(56,045)	(56,045)
Total recognised gains and losses for the financial year	-	-	-	28,169	(56,045)	(27,876)
Transfer from revenue reserve	-	-	131	5,610	(5,741)	-
Difference arising from exchange rates used for illustrative purpose*	(2,351)	(264)	(1)	(698)	(496)	(3,810)
Balance at 30 June 2000	**135,683**	**15,215**	**230**	**74,062**	**(33,176)**	**192,014**
Currency translation differences not recognised in income statement	-	-	-	2,733	-	2,733
Net profit for the financial year	-	-	-	-	16,658	16,658
Total recognised gains for the financial year	-	-	-	2,733	16,658	19,391
Transfer from revenue reserve	-	-	-	5,909	(5,909)	-
Issue of shares	67	-	-	-	-	67
Difference arising from exchange rates used for illustrative purpose*	(6,682)	(749)	(11)	(3,647)	1,635	(9,454)
Balance at 30 June 2001	**129,068**	**14,466**	**219**	**79,057**	**(20,792)**	**202,018**

* These amounts represent exchange differences arising from the restatement of the financial statements denominated *in S$ into RM for illustrative purposes only, as explained in paragraph 3.3 above.*

7. SUMMARISED FINANCIAL STATEMENTS DENOMINATED IN RINGGIT MALAYSIA ("RM') – FOR ILLUSTRATIVE PURPOSES ONLY (continued)

7.7 Consolidated Cash Flow Statement

The cash flow statements of the Group below are based on the audited financial statements for the financial year ended 30 June 2001.

	RM'000
Cash flows from operating activities	
Profit from ordinary activities before tax	30,847
Adjustments for:	
Depreciation of property, plant and equipment	922
Property, plant and equipment written down	398
Property, plant and equipment written off	27
Interest on bank loans and bank overdrafts	10,471
Interest income	(655)
Gain on disposal of property, plant and equipment	(517)
Allowance for obsolescence of inventories	2,606
Unrealised exchange loss	701
Allowance for doubtful debts	475
Share of results of associates	(38,839)
Write-off of inventories	184
	6,620
Change in operating assets and liabilities	
Receivables	(14,664)
Inventories	(11,432)
Other assets	(1,245)
Payables	18,248
Currency translation adjustment	(3,530)
	(6,003)
Tax paid	(48)
Net cash used in operating activities	(6,051)
Cash flows from investing activities	
Dividend received from associates	6,451
Purchase of property, plant and equipment	(3,328)
Proceeds from sale of property, plant and equipment	19,503
Investment in an associate	(1,084)
Interest received	655
Net cash provided by investing activities	22,197
Cash flows from financing activities	
Proceeds from issue of shares	67
Proceeds from bank loans	8,429
Capital contribution by minority shareholders	227
Repayment of term loan	(18,921)
Interest paid	(11,094)
Net cash used in financing activities	(21,292)
Net change in cash and cash equivalents	(5,146)
Cash and cash equivalents at the beginning of the financial year	22,641
Cash and cash equivalents at the end of the financial year	17,495

8. SEGMENT INFORMATION

8.1 Business segments

The Group is organised into four main business segments:

- Motorcycle - manufacture of motorcycle components and the assembly and sale of motorcycles
- Electronic component distribution - designing and distribution of semiconductors and related components
- Marine food processing - processing of seafood for global distribution (ceased operations during the financial year ended 30 June 2002)
- Dry cargo container - manufacturing and sale of dry cargo containers (ceased operations during the financial year ended 30 June 2000)

There are no significant sales or other transactions between the business segments. Unallocated costs represent corporate expenses.

8.2 Segment financial information – in S$

	Year ended 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Segment Revenue					
Electronic component parts	-	-	-	16,068	77,669
Marine food processing	-	42,046	12,094	7,769	8,837
Dry cargo container	42,582	47,083	30,925	7,263	2,029
Total revenue	42,582	89,129	43,019	31,100	88,535
Segment Results					
Electronic component parts	-	-	-	51	2,122
Marine food processing	-	(678)	(2,149)	(2,644)	(748)
Dry cargo container	(7,335)	7,402	(268)	(34,339)	514
Motorcycle - jointly controlled entities	6,464	5,463	-	-	-
Motorcycle - share of results of associates	-	-	12,256	23,219	18,628
Unallocated cost	(692)	94	(2,377)	(1,580)	(1,013)
Unallocated other operating income	429	166	658	406	314
Finance cost	(3,014)	(6,272)	(5,227)	(4,642)	(5,022)
(Loss)/profit from ordinary activities before tax	(4,148)	6,175	2,893	(19,529)	14,795

PRICEWATERHOUSECOOPERS

8. SEGMENT INFORMATION (continued)

8.2 Segment financial information – in S$ (continued)

	As at 30 June				
	1997 S$'000	1998 S$'000	1999 S$'000	2000 S$'000	2001 S$'000
Segment Assets Employed					
Electronic component parts	-	-	-	5,792	19,705
Marine food processing	-	10,388	15,496	8,969	8,892
Dry cargo container	95,047	78,514	62,656	29,794	12,713
Motorcycle - jointly controlled entities	65,767	81,027	-	-	-
Motorcycle - associates	-	-	99,335	116,792	130,166
Unallocated assets	4,910	2,588	16,078	8,668	17,374
	165,724	172,517	193,565	170,015	188,850

8.3 Segment financial information– in RM (For illustrative purposes only)

	Year ended 30 June				
	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Segment Revenue					
Electronic component parts	-	-	-	35,237	161,940
Marine food processing	-	101,289	26,982	17,037	18,425
Dry cargo container	75,200	113,423	68,994	15,928	4,231
Total revenue	75,200	214,712	95,976	68,202	184,596
Segment Results					
Electronic component parts	-	-	-	112	4,424
Marine food processing	-	(1,633)	(4,794)	(5,798)	(1,560)
Dry cargo container	(12,954)	17,831	(598)	(75,306)	1,072
Motorcycle - jointly controlled entities	11,415	13,160	-	-	-
Motorcycle - share of results of associates	-	-	27,343	50,919	38,839
Unallocated cost	(1,222)	226	(5,303)	(3,465)	(2,112)
Unallocated other operating income	758	400	1,468	890	655
Finance cost	(5,326)	(15,109)	(11,662)	(10,180)	(10,471)
(Loss)/profit from ordinary activities before tax	(7,329)	14,875	6,454	(42,828)	30,847
Segment Assets Employed					
Electronic component parts	-	-	-	12,702	41,085
Marine food processing	-	25,025	34,572	19,669	18,540
Dry cargo container	167,853	189,140	139,786	65,338	26,506
Motorcycle - jointly controlled entities	116,145	195,194	-	-	-
Motorcycle - associates	-	-	221,616	256,125	271,396
Unallocated assets	8,671	6,234	35,870	19,009	36,225
	292,669	415,593	431,844	372,843	393,752

9. DIVIDENDS

The amounts of dividend approved for the financial years ended 30 June 1997 to 30 June 1999 are as follows:

	S$'000	RM'000 (For illustrative purposes only)
Final dividend of 2% per ordinary share less tax at 26% for the financial year ended 30 June 1997	851	1,503
Final dividend of 2% per ordinary share less tax at 26% for the financial year ended 30 June 1998	851	2,050
Final dividend of 2% per ordinary share less tax at 26% for the financial year ended 30 June 1999	916	2,044

No dividends were paid or declared by the Company in respect of the financial years ended 30 June 2000 and 30 June 2001.

10. DETAILED STATEMENT OF ASSETS AND LIABILITIES – 30 JUNE 2001

The Detailed Statement of Assets and Liabilities based on the audited financial statements of the Group as at 30 June 2001 has been included in the Consolidated Balance Sheet as stated in paragraph 6.4 and paragraph 7.4 respectively.

11. FINANCIAL STATEMENTS

No audited financial statements have been prepared in respect of any period subsequent to 30 June 2001.

PRICEWATERHOUSECOOPERS

12. SIGNIFICANT POST BALANCE SHEET EVENTS

(i) On 10 November 2000, the Company entered into a conditional Sale and Purchase Agreement with AMB Venture Sdn Bhd ("AMB Venture") and Tan Sri Cheng Heng Jem ("CHJ") collectively referred to as "the Vendors", whereby the Company agreed to acquire from the Vendors the entire issued and paid-up shares in the capital of Angkasa Transport Equipment Sdn Bhd ("ATE").

Prior to the Completion Date, ATE will have an issued and paid-up ordinary share capital of RM27,530,000 comprising 27,530,000 ordinary shares of RM1.00 each. ATE is an investment holding company. It holds a 25% equity interest in Hefei Jianghuai Automotive Co Ltd, which is a manufacturer of light trucks, and a 15.98% equity interest in Anhui Jianghuai Automotive Chassis Co Ltd, which is a manufacturer of automotive chassis and gearbox, which is listed on the Shanghai Stock Exchange. Both of these entities are incorporated in the People's Republic of China.

The Purchase Consideration shall be approximately S$45.3 million. Payment of the Purchase Consideration shall comprise cash of approximately S$5.8 million and the issue by the Company to the Vendors of 157,876,604 ordinary shares of S$0.25 each with 157,876,604 warrants attached.

On 28 February 2002, the Company received a written approval of the Foreign Investment Committee ("FIC") of the Prime Minister's Department of Malaysia stating that the FIC has no objection to the proposed acquisition.

On 9 July 2002, the Company obtained the written waiver of the Securities Industry Council for the Vendors and parties acting in concert with the Vendors from having to undertake a mandatory offer for all the shares of the Company not already beneficially owned by the Vendors under Rule 33 of the Singapore Code on Take-overs and Mergers.

On 4 September 2002, the Company obtained the approval of the shareholders at the Extraordinary General Meeting for the proposed acquisition.

The completion of the acquisition is subject to the approval of the shareholders of AMB Venture.

PRICEWATERHOUSECOOPERS

12. SIGNIFICANT POST BALANCE SHEET EVENTS (continued)

(ii) As stated in the Company's half year financial statements and dividend announcement on 4 March 2002 in respect of the six month period ended 31 December 2001, the Group has decided to exit the marine food processing business which is carried out by the Company's subsidiary, Sonlife International Pte Ltd ("Sonlife"), and its subsidiaries. Sonlife suffered losses during the six month period ended 31 December 2001 as it was severely affected by the repercussions from the 11 September 2001 terrorist attacks in the United States as well as the adverse economic condition in Japan, which is one of Sonlife's largest export markets, In addition, Sonlife has also incurred losses in its other activities during the past few years which impacted negatively on the Group's earnings. Following the cessation of the marine food processing business, steps are being taken to look for prospective buyers of Sonlife's assets, including a possible management buy-out arrangement.

(iii) As at 30 June 2001, the Company has a term loan of S$45,550,000 (US$25 million) which is repayable in full on 1 October 2002. Management is in the process of negotiating with the bank for renewal of this loan and the new terms and conditions for the loan.

Yours faithfully,

PricewaterhouseCoopers
(No. AF: 1146)
Chartered Accountants

Eric Ooi Lip Aun
(No. 1517/6/04(J))
Partner of the firm

LEGAL OPINION FROM MESSRS RAMDAS & WONG ON FOREIGN INVESTMENT POLICIES IN SINGAPORE AND THE OWNERSHIP OF TITLE ON LAP SHARES AND LAP WARRANTS

Ramdas & Wong
ADVOCATES & SOLICITORS
Notaries Public
Commissioners for Oaths
Trade Marks & Patents Agents

MAIN OFFICE
9 RAFFLES PLACE #07-01
REPUBLIC PLAZA
SINGAPORE 048619

TELEPHONE: 6236 9229
FACSIMILE:
GENERAL: 6532 3181
CONVEYANCING: 6532 0805, 6532 0854, 6532 7989
CORPORATE: 6532 0242
LITIGATION/
INTELLECTUAL PROPERTY: 6532 3354, 6532 6110
EMAIL: mail@ramdwong.com.sg
EFS MAILBOX: ram8001,ram8003
WEBSITE: www.ramdwong.com.sg

BRANCH OFFICE
163A ROCHOR ROAD
SINGAPORE 188438

TELEPHONE: 6338 1121
FACSIMILE: 6334 2954
6336 1525
6334 3620

EFS READY

All correspondence & documents (including court processes) are to be sent to or served at our Main Office only

YOUR REF :

OUR REF : RBB/C.741

3 October 2002

Angkasa Marketing Berhad
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Malaysia

Dear Sirs,

Legal Opinion on the Proposed Disposal of 25,000,000 ordinary shares of RM1.00 each (the "Sale Shares") in the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. ("ATE") by AMB Venture Sdn. Bhd. ("AMBV") to Lion Asiapac Limited ("LAP") ("Proposed Disposal") in connection with the Circular to Shareholders of Angkasa Marketing Berhad

1. INTRODUCTION

We are instructed that Angkasa Marketing Berhad ("AMB") is a company incorporated in Malaysia and listed on the Kuala Lumpur Stock Exchange. ATE is a wholly owned subsidiary of AMBV, which in turn, is a wholly owned subsidiary of AMB.

2. SCOPE OF OPINION

We are further instructed that in order for AMB to comply with certain disclosure requirements for the acquisition of foreign securities, information on the following matters, in the form of a legal opinion, is required to be incorporated in the circular to shareholders of AMB, as prescribed under Section 19.06 of the Policies and Guidelines on Issue/Offer of Securities of the Securities Commission of Malaysia, namely:-

(a) Singapore's policies on foreign investments, repatriation of profits and the time frame for repatriation of funds;

(b) whether all rights, title and interest in the 149,022,728 ordinary shares of S$0.25 each in the capital of LAP (the "Consideration Shares"), and in the 149,022,728 free detachable LAP Warrants (the "Consideration Warrants"),

being part of the consideration to be furnished by LAP to AMBV for LAP's acquisition of the Sale Shares, may be validly vested in AMBV; and

(c) the enforceability of the Sale and Purchase Agreement dated 10 November 2000, the First Supplemental Agreement dated 9 January 2001, the Second Supplemental Agreement dated 30 June 2001, the Third Supplemental Agreement dated 28 September 2001 and the Fourth Supplemental Agreement dated 28 December 2001, and both the letters dated 20 November 2001 and 28 December 2001 from LAP addressed to AMBV and Tan Sri William H.J. Cheng, the Fifth Supplemental Agreement dated 30 April 2002 and the Sixth Supplemental Agreement dated 5 August 2002 (collectively referred to herein as the "S&P Agreements") under the laws of Singapore, including the obligations and undertakings given by LAP thereunder.

We have been requested by AMB to provide a legal opinion on the above matters (the "Legal Opinion").

For the purposes of this Legal Opinion, AMB, AMBV and ATE shall collectively be referred to as the "Parties" and each a "Party".

3. DOCUMENTS REVIEWED

In providing this Legal Opinion, we have reviewed the following documents:-

Documents forwarded to us by AMB

a. photocopy of the Malaysia Securities Commission's letter of 4 October 2001, together with an unofficial English translation of the contents thereof, prepared by AMB;

b. photocopy of the draft AMB Circular to shareholders as at 2 October 2002 in relation to, inter alia, the Proposed Disposal;

c. certified true copies of the Memorandum and Articles of Association of AMB, AMBV and ATE (inclusive of the Certificates of Incorporation) duly certified by their respective company secretaries;

d. certified true extracts of the Minutes of the Meeting of AMB's Board of Directors held on 28 October 2000 and 30 November 2000 and certified true extracts of AMB's Directors' resolution passed on 9 January 2001 and a photocopy of extract of the Minutes of the Meeting of AMB's Board of Directors held on 1 August 2002;

e. certified true copies of AMBV's Directors' resolutions passed on 10 November 2000 and 9 January 2001;

f. the letter dated 28 December 2001 from LAP addressed to AMBV and Tan Sri William H.J. Cheng; and

g. photocopy of the letter dated 12 October 2001 from RHB Sakura Merchant Bankers Berhad ("RHB") addressed to the Lion Group;

h. a photocopy each of the S&P Agreements;

Documents forwarded to us by LAP

i. a photocopy each of the letters dated 27 February 2001 from AMBV and Tan Sri William H.J. Cheng addressed to LAP, and the letter dated 20 November 2001 from LAP addressed to AMBV and Tan Sri William H.J. Cheng;

j. the Circular to shareholders of LAP dated 19 August 2002 in relation to, inter alia,:

    i. the proposed acquisition by LAP of the entire issued and paid-up capital of ATE (the "Proposed Acquisition"); and

    ii. the proposed allotment and issue to AMBV of the Consideration Shares and of the Consideration Warrants to subscribe for up to 149,022,728 new ordinary shares of S$0.25 each in the capital of LAP (with warrants attached) at an exercise price of S$0.25 each as partial consideration for the Proposed Acquisition;

k. certified true copy of the Memorandum and Articles of Association of LAP (inclusive of the Certificate of Incorporation) duly certified by a director of LAP, and a photocopy of the directors' resolutions passed by the board of LAP on 10 November 2000, inter alia, approving the Proposed Acquisition;

Searches conducted by us

l. an electronic and computerised search of instant information (business profile) on LAP conducted at the Registry of Companies and Businesses on 2 October 2002(the "RCB Search");

m. searches made on 2 October 2002 from about 4.30 p.m. to 4.40 p.m. of the computerised search index of the High Court of the Republic of Singapore in respect of winding-up and judicial management petitions for the years 2000, 2001 and 2002 (the "Winding-Up and JM Searches");

n. searches made on 2 October 2002 from about 4.53 p.m. to 4.54 p.m.of the computerised search index of actions filed by and against LAP in the Subordinate Courts and the High Court of Singapore for the years 2000, 2001 and 2002 (the "Cause Book Searches").

Any statement and opinion expressed herein are based solely on the laws of the Republic of Singapore. We do not express any opinion based on the laws of any other jurisdiction. In particular, we have not made any investigation of the laws of Malaysia to which the S&P Agreements are made subject, and do not express or imply any views on such laws.

4. ASSUMPTIONS

In providing this Legal Opinion, we have assumed that:-

(a) all the information furnished to us by the directors and the management of each of the Parties and LAP, and the other advisers of each of the Parties are true, correct, accurate, not misleading, represent a complete and up to date account of the facts material to the affairs of the Parties and that there are no material omissions in respect of the affairs of the Parties;

(b) there are no material facts in respect of the affairs of the Parties of which we are unaware and have not been disclosed to us by the directors and management of each of the Parties, or by their respective company secretaries and other corporate advisers;

(c) all documents submitted or made available to us as copies conform to the authentic original documents which such copies purport to represent;

(d) all the signatures of persons signing documents reviewed by us or in connection with which this Legal Opinion is rendered are genuine and that all such persons have been properly and legally authorised to sign the said documents;

(e) all the information contained in the documents made available to us and which we have sighted are true, correct, accurate, not misleading and represent a complete and up to date account of the facts material to the affairs of the Parties;

(f) all the records of the Parties are true, correct, accurate, not misleading and are up to date and have been correctly and properly kept and maintained by the Parties and their respective company secretaries;

(g) all the resolutions set out in the certified true extracts of the Minutes of Meeting and the directors' resolutions referred to in paragraphs 3(d), (e) and (k) above were validly passed and remain in full force and effect;

(h) the draft version of the AMB circular to shareholders and a copy of which we have reviewed and on which we have based our opinion is or will be substantially in the form in which it will be engrossed and issued to shareholders and the engrossed circular will not contain material or substantial changes from the contents of the said draft version which changes may impact upon, alter, modify or qualify this Legal Opinion;

(i) the RCB Searches revealed all matters required by law to be notified to the Registry of Companies and Businesses; and

(j) the results of the RCB Search, the Winding-Up and JM Searches and the Cause Book Searches are complete, up to date and accurate.

5. QUALIFICATIONS

This Legal Opinion is qualified as follows:-

(a) This Legal Opinion furnished by us is in relation to the specific issues for which a legal opinion is sought, as requested and as stated in paragraph 2 above.

(b) Based on sub-clause (a) above, this Legal Opinion merely covers matters considered by us from a legal perspective and is not intended to contain any advice of a tax, financial, commercial or accounting nature. We do not take responsibility for or make any representations with regard to any matters or transactions relating to or contemplated by the Proposed Disposal other than those set out in this Legal Opinion.

(c) We are not responsible for any inadequacy or failing in the circulars, documents, reports or advice generated by the Parties and their other advisers.

OPINION

We set out our opinion as follows.

6. Singapore's Policies on Foreign Investments, Repatriation of Profits and Time Frame for Repatriation of Funds

6.1 *Brief Background of Singapore's Foreign Investment Environment*

Singapore maintains a liberal and open foreign investment environment.

6.2 *Conversion and Transfer Policies*

6.2.1 There is currently no legislative or regulatory framework in force in Singapore restricting or limiting the reinvestment and repatriation or remittance of profits, earnings or capital related to foreign investments.

6.2.2 Accordingly, there is no applicable time frame for the repatriation of funds or profits by a local Singapore branch or subsidiary of a foreign investor company out of Singapore.

6.2.3 There are currently no applicable restrictions, controls or limitations on foreign exchange transactions and capital movements in relation to the payment and distribution of dividends to shareholders resident in Malaysia. All transactions take place at the prevailing exchange rates.

6.3 *Capital Gains*

There are currently no impositions of capital gains tax in Singapore. However, the relevant amount of any gain derived from a disposal of real property made within three (3) years of the date of its acquisition shall be treated as income and taxable as income at rates prescribed in the Income Tax Act. Similarly, gains from the sale of shares in a private limited company of which not less than 75% of the market

value of its tangible assets at its last balance sheet date before the date of the sale of the shares comprise real property and/or shares in another company, of which not less than 75% of the market value of its total tangible assets comprise real property as at its last balance sheet date before the sale of shares, within three (3) years of their acquisition shall be treated as income and taxable as such at rates set out in the Income Tax Act. Withholding tax is levied for non-resident sellers.

6.4 *Dividends and Withholding Tax*

6.4.1 Generally, for tax purposes, the residence of a company is taken to be the place where the control or management of a company is being exercised. That is usually the place where the directors of the company meet to decide on the company's affairs.

6.4.2 Thus if the directors of a company do not manage and control the affairs of the company from Singapore and do not hold its board meetings regularly in Singapore, it is generally deemed as non-resident in Singapore for tax purposes.

6.4.3 Based on information furnished by the Parties to date, we are of the view that AMB and AMBV are non-resident in Singapore for tax purposes.

6.4.4 A non-resident may have investments in a Singapore company, by means of either share or stock holdings. Such non-residents may receive income or payments from the Singapore company in the form of either (a) dividends, (b) a reduction of the paid-up capital of the company or (c) a distribution in the course of the liquidation of the company.

6.4.5 Return of capital to shareholders following a capital reduction is not subject to tax. However, when the capital returned on a capital reduction is paid by way of a reduction of capitalised profits (for example, through a bonus issue of shares to its shareholder), the return of capital to shareholders would be treated as payment of dividends and taxable as such.

6.4.6 Under Section 403(1) of the Companies Act, Chapter 50, of the Statutes of the Republic of Singapore, no dividends shall be payable to the shareholders of any company unless there are profits available for that purpose, at the time of declaration of the dividends.

6.4.7 With regard to the payment of dividends by a Singapore resident company, tax on dividends is deducted at source. A non-resident recipient does not incur further tax liability in respect of dividends received. Thus, Singapore does not levy withholding tax on dividends paid to non-residents.

7. <u>Ownership of rights, title and interest by AMBV of the Consideration Shares and Consideration Warrants in LAP</u>

7.1 There are no requirements for a Singapore incorporated company to be wholly owned by local Singapore citizens or Singapore incorporated companies, save in certain limited industries for example, broadcasting, domestic news media, defence and water distribution.

7.2 We are instructed that LAP is a Singapore incorporated company, principally engaged in the business of investment holding. LAP's main subsidiaries are involved in the businesses of investment holding and design-in and distribution of semiconductors and related components. LAP's associated companies are involved in the businesses of investment holding, assembly and sale of motorcycles, manufacture of motorcycle engine parts, fuel tanks, exhaust pipes, spray painting of fuel tanks, shock absorbers and body frames, motorcycle clutches, distribution of motorcycle and accessories and assembly of motorcycle engines and various electrical instruments and components.

7.3 We are of the view that given the nature and types of businesses in which LAP and its group of companies are engaged in and the industries involved thereby, there are no requirements for LAP to be wholly owned by local Singapore citizens or Singapore incorporated companies or entities nor are there any restrictions imposed on foreign ownership of the shares of LAP.

7.4 As such, we are of the view that AMBV is entitled to own the rights and interests in and be vested good title to the Consideration Shares and the Consideration Warrants in LAP, to be issued by and allotted by LAP, subject to the fulfilment and/or satisfaction of the following conditions and/or the occurrence of the following events:-

7.4.1 fulfilment and/or satisfaction of all of the conditions precedents as set out in S&P Agreements;

7.4.2 compliance with the conditions imposed by the Securities Industry Council Singapore in their letters to AMBV dated 3 May 2002 and 9 July 2002; and

7.4.3 the passing of all of the ordinary resolutions set out in the draft AMB Circular to shareholders as at 2 October 2002 at an extraordinary general meeting to be convened and held.

8. <u>Enforceability under the laws of Singapore of the S&P Agreements and the Obligations and Undertakings given by LAP thereunder</u>

We are of the opinion that as of the date hereof:-

8.1 LAP is a public company duly incorporated and existing under the laws of Singapore, pursuant to the Companies Act, Chapter 50 of the Statutes of the Republic of Singapore.

8.2 We have received the results of a company search conducted at the Registry of Companies and Businesses on or about 2 October 2002 in respect of LAP and the corporate information in relation to LAP contained in the search results conform with the information set out in the documents reviewed by us as referred to in paragraph 3 above.

8.3 We have conducted winding up and judicial management searches in respect of LAP for the years 2000, 2001 and 2002 with the computerised search index of the High Court of Singapore. The results show that as at 2 October 2002, no petition for a winding-up order or judicial management order has been filed against LAP in the years 2000, 2001 and 2002.

8.4 LAP is empowered and has the legal capacity under its Memorandum and Articles of Association to enter into the S&P Agreements and to assume and perform the obligations and undertakings therein and that the entry into and the performance by LAP of the obligations and undertakings in the S&P Agreements will not contravene any provisions of its Articles of Association.

8.5 The board of directors of LAP had on 10 November 2000 passed the requisite board resolutions to approve, inter alia, LAP's entry into the S&P Agreements, the terms of the Proposed Acquisition and to authorise any of the directors to sign, execute and deliver for and on behalf of LAP all necessary documents and to do all things consequent to or in connection with the Acquisition.

8.6 We are of the view that, subject to the fulfilment and compliance of the conditions set out in paragraph 7.4 above, the obligations and undertakings given by LAP under the S&P Agreements constitute valid and binding obligations and undertakings given by LAP, which are capable of being enforced, in the event of any dispute, in a court of the Republic of Singapore, based on general principles of contract and commercial laws, unless a Singapore court deems any of them unenforceable on the ground(s) that an obligation or undertaking in the S&P Agreements given by LAP:-

8.6.1 is or becomes illegal by law of a foreign jurisdiction in which it is to be performed; and/or
8.6.2 is or becomes illegal under the laws of Malaysia which is the governing law of the S&P Agreements; and/or
8.6.3 is contrary to the exchange control rules and regulations of a foreign jurisdiction; and/or
8.6.4 is contrary to public policy.

9. <u>Enforcement of judgment obtained in Malaysia</u>

9.1 In the event of a breach or non-performance of any of obligation or undertaking given by LAP under the S&P Agreements, and legal proceedings are commenced and a judgment is obtained in Malaysia against LAP in respect of the same, a judgment creditor of a judgment obtained in Malaysia may apply to the High Court of Singapore at any time within 12 months (or such longer period as the High Court may allow) after the judgment, to have the judgment registered in the High Court. The High Court may register the judgment if it in all the circumstances of the case thinks it just and convenient to do so. Upon registration, the judgment shall, with effect from the date of registration, be of the same force and effect as if it had been a judgment obtained in Singapore.

9.2 No judgment shall, however, be registered in Singapore if:

9.2.1 The original court acted without jurisdiction.
9.2.2 If the judgment debtor was not properly served with the process of the original court and did not enter any appearance.
9.2.3 The judgment was obtained by fraud.
9.2.4 An appeal is pending or the judgment debtor satisfies the High Court that it is entitled and intends to appeal against the judgment.
9.2.5 The judgment was in respect of a cause of action which for public policy or similar reasons, the High Court could not entertain.

GENERAL

10. This Legal Opinion is not to be taken to imply that a Singapore Court will necessarily grant any remedy, the availability of which is subject to equitable considerations or which is otherwise in the discretion of the court. In particular, orders for specific performance and injunctions are, in general, discretionary remedies under Singapore law and specific performance is not available where damages are considered by the court to be an adequate alternative remedy.

11. This Legal Opinion is subject to all applicable laws affecting creditors' rights generally in the event of the insolvency, bankruptcy, re-organisation or liquidation of any party to the transaction(s) in question.

12. This Legal Opinion is furnished by us to AMB at your request solely for the purpose of the Proposed Disposal and the issue of the Circular to the shareholders of AMB. It may not be distributed, circulated, quoted, referred to, relied upon by or otherwise disseminated to any other entity or person and may not be used other than in connection with the Proposed Disposal and the Circular to the shareholders of AMB, in each case, without our prior written consent.

Yours faithfully

ROSLINA BABA
RAMDAS & WONG

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITIES

This Circular has been seen and approved by the Directors of AMB and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no material facts the omission of which would make any information in this Circular misleading.

Information relating to LAP was extracted from information provided by LAP. The responsibility of the Directors of AMB is therefore restricted to the accurate reproduction of the relevant information on LAP as included in this Circular.

2. ROLE OF RHB SAKURA

RHB Sakura is not involved in the formulation of the terms and conditions of the Listing of AJ Auto, and accordingly, RHB Sakura does not express any opinion nor make any recommendation on the Listing of AJ Auto. RHB Sakura has not conducted, or assumed responsibility for making or obtaining an independent appraisal of the assets of the ATE Group after the Proposed Internal Restructuring of ATE, and in that regard, RHB Sakura has assumed that the net book value of the restructured ATE Group's assets represents their current fair value.

3. WRITTEN CONSENTS

Letters of consent have been received from RHB Sakura, SIBB, United Securities Co Ltd, Messrs Ong Boon Bah & Co, PricewaterhouseCoopers and Messrs Ramdas & Wong confirming that they have given their respective consent to the inclusion in this Circular of their names, letters and all references thereto in the form and context in which they appear and have not, prior to the issue of this Circular, been withdrawn.

4. MATERIAL CONTRACTS

<u>AMB Group</u>

Save as disclosed below, there are no other contracts which are material (not being contracts entered into in the ordinary course of business) which have been entered into by AMB or its subsidiary companies within the two years immediately preceding the date of this Circular:

i) First Supplemental Agreement dated 19 October 2000 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd. from Angkasa Marketing Berhad for a consideration of RM18,480,000.00 payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad (which represents approximately 20% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the consideration be satisfied by an issuance of such number of new Angkasa Marketing Berhad shares equivalent to RM7,390,000.00 in value at an issue price to be agreed by the relevant parties after the receipt of the Securities Commission's approval, upon the terms

therein contained and by netting off against inter-company balance owing from Amsteel Corporation Berhad Group to Angkasa Marketing Berhad Group of RM11,090,000.00.

ii) First Supplemental Agreement dated 19 October 2000 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM138,506,146.00, to include that the consideration be settled by way of an issuance of such number of new Angkasa Marketing Berhad shares equivalent to RM4,986,614.00 and RM123,519,532.00 in value to Lion Corporation Berhad and Amsteel Corporation Berhad respectively upon the terms therein contained and the balance to be netted off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group.

iii) First Supplemental Agreement dated 19 October 2000 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad from Silverstone Private Vendors for a consideration of RM36,726,176.00, to include that the consideration be settled by way of an issuance of such number of new Angkasa Marketing Berhad shares equivalent to RM36,726,176.00 in value at an issue price to be agreed by the relevant parties after the receipt of the Securities Commission's approval, upon the terms therein contained.

iv) Conditional Sale and Purchase Agreement dated 10 November 2000 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited, whereby AMB Venture Sdn. Bhd. shall dispose of its 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 92.06% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited for a consideration to be determined in accordance with the formula provided in the agreement, tentative calculation being:

(a) SGD18,060,648.00 (equivalent to approximately RM39,000,000.00 based on the exchange rate of SGD1.00 : RM2.16); or

(b) SGD41,664,404.00 (equivalent to approximately RM90,000,000.00), in the event the proposed listing of the associated company of Angkasa Transport Equipment Sdn. Bhd., Anhui Jianghuai Automotive Chassis Co. Ltd. is completed by 30 September 2001;

to be satisfied by Lion Asiapac Limited with the issuance of up to 166,657,616 new Lion Asiapac Limited shares at par value of SGD0.25 each together with up to 166,657,616 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments therein contained.

v) Conditional Share Subscription Agreement dated 10 November 2000 between Angkasa Transport Equipment Sdn. Bhd., AMB Venture Sdn. Bhd., both wholly-owned subsidiaries of Angkasa Marketing Berhad and Tan Sri Cheng Heng Jem, in which Tan Sri Cheng Heng Jem shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.00.

vi) Supplemental Subscription Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn. Bhd., AMB Venture Sdn. Bhd. and Tan Sri Cheng Heng Jem amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000 in which Tan Sri Cheng Heng Jem shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.00, to include that Tan Sri Cheng Heng Jem shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.00.

vii) Supplemental Agreement dated 9 January 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMB Venture Sdn. Bhd. shall dispose of its 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

(a) SGD15,383,527.00 (equivalent to approximately RM33,200,000.00 based on the exchange rate of SGD1.00 : RM2.16); or

(b) SGD38,666,795.00 (equivalent to approximately RM83,500,000.00) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co. Ltd. is completed by 30 September 2001;

to be satisfied by Lion Asiapac Limited with the issuance of up to 154,667,181 new Lion Asiapac Limited shares at par value of SGD0.25 each together with up to 154,667,181 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

viii) Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn. Bhd. comprising 13,393,298 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM26,682,706.00.

ix) Conditional Joint-Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Suzuki Assemblers Malaysia Sdn. Bhd. and the management and business operation of Suzuki Assemblers Malaysia Sdn. Bhd.

FURTHER INFORMATION

x) Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn. Bhd. comprising 1,530,510 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM1,227,789.00.

xi) Conditional Joint-Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Lion Suzuki Marketing Sdn. Bhd. and the management and business operation of Lion Suzuki Marketing Sdn. Bhd.

xii) Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd. , Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM36,726,176.00, to include that the consideration be revised to RM39,788,610.00 to be satisfied by an issuance of 39,788,610 new Angkasa Marketing Berhad shares.

xiii) Second Supplemental Agreement dated 8 October 2001 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd. for a consideration of RM18,480,000.00 payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad, to include that the consideration be revised to RM65,294,088.00 which represents Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Angkasa Marketing Berhad Group.

xiv) Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM138,506,146.00, to include that the consideration be revised to RM150,055,564.00 to be satisfied by an issue of RM143,147,530.00 in value of new Angkasa Marketing Berhad shares at a proposed issue price of RM1.00 per Angkasa Marketing Berhad share and the balance of RM6,908,034.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group.

FURTHER INFORMATION

xv) Letter dated 20 November 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited, whereby the consideration for the disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited was confirmed at SGD37,255,682.00 (equivalent to approximately RM80,470,000.00 based on the exchange rate of SGD1.00 : RM2.16) pursuant to the completion of the listing of the associated company of Angkasa Transport Equipment Sdn. Bhd., Anhui Jianghuai Automotive Chassis Co. Ltd. by 30 September 2001, to be satisfied by Lion Asiapac Limited with the issuance of 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

xvi) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issue of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

xvii) Third Supplemental Agreement dated 26 March 2002 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd for a consideration of RM65,294,088.00 payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad, to include that the consideration be revised to RM80,626,597.00, which represents: (i) Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and (ii) netting-off indemnity payment made by Angkasa Marketing Berhad to lenders of Avenel Sdn. Bhd.

FURTHER INFORMATION

xviii) Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issue of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the issue price of the new Angkasa Marketing Berhad shares be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

xix) An Addendum dated 19 April 2002 between Angkasa Marketing Berhad and Suzuki Motor Corporation amending certain terms of the conditional Joint-Venture Agreement dated 1 October 2001 entered between the parties in respect of their rights and obligations as shareholders for the proposed joint-venture of Lion Suzuki Marketing Sdn. Bhd.

xx) Conditional Sale and Purchase Agreement dated 30 July 2002 between amongst others, Angkasa Transport Equipment Sdn. Bhd., a wholly-owned subsidiary of AMB Venture Sdn. Bhd. which is in turn a wholly-owned subsidiary of Angkasa Marketing Berhad, Tri-Ring Group Co. and Wuhan Fortune Industry Co. Ltd. for:

(a) the disposal by Angkasa Transport Equipment Sdn. Bhd. of its entire 50% equity interest in Wuhan Fortune Motor Co. Ltd. to Tri-Ring Group Co. for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and
(b) the settlement of inter-company advances from Angkasa Transport Equipment Sdn. Bhd. to Wuhan Fortune Motor Co. Ltd. ("Inter-company Advances") amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. and the waiver of the interest on the Inter-company Advances to Wuhan Fortune Motor Co. Ltd. amounting to Rmb70.82 (equivalent to approximately RM32.51 million).

xxi) Supplemental Agreement dated 5 August 2002 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited to vary certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000 (as amended), to include that Lion Asiapac Limited shall be entitled to deposit a portion of the 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd., calculated based on the formula as set out therein, for any of the property ownership rights of buildings that are not transferred by Anhui Jianghuai Automotive Chassis Co. Ltd. to Hefei Jianghuai Automotive Co. Ltd. prior to the completion of the disposal of the 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited.

xxii) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

LAP Group

Save as disclosed below, the management of LAP has informed AMB that there are no other contracts which are material (not being contracts entered into in the ordinary course of business) which have been entered into by LAP or its subsidiaries within the two years immediately preceding the date of this Circular:

i) Supplemental Shareholders' Agreement dated 27 June 2000 between Aarau Investment Pte Ltd ("Aarau"), Zhejiang Qianjlang Motorcycle Group Corporation Ltd ("ZMGC") and Zhejiang Qianjiang Motorcycle Co Ltd ("ZML"), being supplemental to the Shareholders' Agreement dated 30 June 1998, whereby ZML undertook to further inject an amount of USD14.7 million as registered capital in Zhejiang Yirong Engine Parts Co Ltd ("Yirong");

ii) Shareholders' Agreement dated 3 July 2000 between Arbon Investment Pte Ltd and ZML in relation to the setting up of a joint venture company in Wenling known as Zhejiang Qianjiang Kaosin Precision Co Ltd;

iii) Supplemental Shareholders' Agreement dated 3 July 2000 between Aarau, ZML and Mount-Channel Mfg. Co Ltd , being supplemental to the Shareholders' Agreement signed in 1996, to increase the total capital of Taizhou Mount-Channel Machinery Co Ltd from USD1 million to USD2 million;

iv) Supplemental Shareholders' Agreement dated 26 September 2000 between Aarau, ZMGC and ZML, being supplemental to the Shareholders' Agreement dated 30 June 1998 and the Supplemental Shareholders' Agreement dated 27 June 2000, whereby the injection of registered capital into Yirong by ZML shall be amended to USD13.65 million;

v) Sale and purchase agreement dated 1 November 2000 between Lion Containers Sdn Bhd and Apex Properties Sdn Bhd whereby Lion Containers Sdn Bhd agreed to sell a piece of land held under HSD 3266, PT 2956, Mukim 11, Daerah Seberang Perai Tengah, Negeri Pulau Pinang together with factory and office building thereon, fixtures and fittings to Apex Properties Sdn Bhd for a cash consideration of RM16.8 million.

vi) S&P Agreement dated 10 November 2000 between LAP, AMBV and TSWC in relation to the Proposed Disposal;

vii) Supplemental Agreement dated 9 January 2001 between AMBV, TSWC and LAP amending certain terms in the conditional S&P Agreement dated 10 November 2000;

viii) Second Supplemental Agreement dated 30 June 2001 between AMBV, TSWC and LAP to extend the conditional period for the fulfilment of the conditions precedent as set out in the S&P Agreement dated 10 November 2000 to 30 September 2001; and

ix) Third Supplemental Agreement dated 28 September 2001 between AMBV, TSWC and LAP to extend the conditional period for the fulfilment of the conditions precedent as set out in the S&P Agreement dated 10 November 2000 to 31 December 2001.

5. MATERIAL LITIGATION

AMB Group

Neither AMB nor any of its subsidiary companies (including ATE and HJ Auto) is engaged in any material litigation, claims or arbitration (other than litigation, claims or arbitration arising from the ordinary course of business), either as a plaintiff or defendant, which has a material effect on the financial position of AMB or its subsidiary companies (including ATE and HJ Auto), and the Board of Directors of AMB has no knowledge of any proceedings pending or threatened against AMB or its subsidiary companies (including ATE and HJ Auto) or of any other facts likely to give rise to any proceedings which may materially and adversely affect the financial position of AMB or its subsidiary companies (including ATE and HJ Auto) as at the date of this Circular.

AJ Auto

The management of AJ Auto has informed AMB that AJ Auto does not engage in any material litigation, claims or arbitration (other than litigation, claims or arbitration arising from the ordinary course of business), either as a plaintiff or defendant, which has a material effect on the financial position of AJ Auto, and the Board of Directors of AJ Auto has no knowledge of any proceedings pending or threatened against AJ Auto or of any other facts likely to give rise to any proceedings which may materially and adversely affect the financial position of AJ Auto as at the date of this Circular.

LAP Group

The management of LAP has informed AMB that neither LAP nor any of its subsidiary companies is engaged in any material litigation, claims or arbitration (other than litigation, claims or arbitration arising from the ordinary course of business), either as a plaintiff or defendant, which has a material effect on the financial position of LAP or its subsidiary companies, and the Board of Directors of LAP has no knowledge of any proceedings pending or threatened against LAP or its subsidiary companies or of any other facts likely to give rise to any proceedings which may materially and adversely affect the financial position of LAP or its subsidiary companies as at the date of this Circular.

6. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection during normal office hours on any business day at the Registered Office of AMB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM:

(a) Memorandum and Articles of Association of ATE, AJ Auto, HJ Auto and LAP;

(b) Audited financial statements for the past 5 financial years ended 30 June 2001 and the unaudited management accounts for the financial year ended 30 June 2002 of ATE;

(c) Audited financial statements for the 3 months financial period ended 31 December 1999, the 2 financial years ended 31 December 2001 and the unaudited management accounts for the 6 months financial period ended 30 June 2002 of AJ Auto;

(d) Audited financial statements for the 9 months financial period ended 31 December 1997, 4 financial years ended 31 December 2001 and the unaudited management accounts for the 6 months financial period ended 30 June 2002 of HJ Auto;

(e) Audited financial statements for the past 5 financial years ended 30 June 2001 and the announced unaudited results for the financial year ended 30 June 2002 of the LAP Group;

(f) Proforma consolidated balance sheet of AMB as at 30 June 2001 and the Auditors' letter thereon as included in Appendix III of this Circular;

(g) Accountants' Report on LAP dated 8 October 2002 as included in Appendix V of this Circular;

(h) Legal opinion by Messrs Ramdas & Wong dated 3 October 2002 in connection with the Proposed Disposal as included in Appendix VI of this Circular;

(i) LAP's Circular to Shareholders dated 19 August 2002;

(j) The letters of consent referred to in Section 3 of this Appendix; and

(k) The material contracts referred to in Section 4 of this Appendix.

ANGKASA MARKETING BERHAD (41515 - D)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 25 October 2002 at 10.00 a.m., for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTION 1

Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd for a cash sum of RM3.365 million by Tan Sri William H.J. Cheng

"THAT subject to the approvals of all relevant authorities being obtained, the Company do hereby approve the proposed subscription by Tan Sri William H.J. Cheng ("TSWC") of 2,530,000 new ordinary shares of RM1.00 each ("Shares") in Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of the Company, for a cash consideration of RM3.365 million and the allotment and issuance of such ATE Shares to Andar Investment Pte Ltd, a nominee of TSWC pursuant to the Subscription Agreement dated 10 November 2000 entered into between TSWC, AMB Venture Sdn Bhd ("AMBV") and ATE (as varied by the Supplemental Subscription Agreement dated 9 January 2001 and the letter of nomination dated 19 March 2001) ("Proposed Subscription");

AND THAT the new ATE Shares shall, upon allotment and issue, rank *pari passu* in all respects with the then existing ATE Shares in issue except that they will not be entitled to any rights, allotments or other distributions that may be declared prior to the date of allotment of the ATE Shares;

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Subscription, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and complete the Proposed Subscription, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority."

ORDINARY RESOLUTION 2

Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd by AMB Venture Sdn Bhd to Lion Asiapac Limited

"THAT contingent upon the passing of Ordinary Resolution 1 above and subject to the approvals of all relevant authorities being obtained, approval be and is hereby given for AMBV, a wholly-owned subsidiary of the Company, to dispose of its entire holding of 25,000,000 ATE Shares, representing approximately 90.81% equity interest in the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") pursuant to the Conditional Sale and Purchase Agreement dated 10 November 2000 entered between AMBV, TSWC and LAP (as varied by the Supplemental Agreements dated 9 January 2001, 30 June 2001, 28 September 2001, 28 December 2001, 30 April 2002 and 5 August 2002 and the letters dated 20 November 2001 and 28 December 2001) for a total consideration of SGD37,255,682 (equivalent to approximately RM80.5 million) to be wholly satisfied by an issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP ("LAP Shares") at par together with 149,022,728 free detachable LAP warrants ("LAP Warrants") attached, and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co Ltd ("Proposed Disposal");

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Disposal, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and complete the Proposed Disposal, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority."

ORDINARY RESOLUTION 3

Proposed offer for sale by AMB Venture Sdn Bhd of up to 25% of the consideration shares with free detachable warrants in Lion Asiapac Limited receivable by AMB Venture Sdn Bhd, to the shareholders of Lion Asiapac Limited (apart from Amalgamated Containers Berhad and other parties deemed connected to AMB Venture Sdn Bhd) and/or the public in Singapore

"THAT contingent upon the passing of Ordinary Resolutions 1 and 2 above and subject to the approvals of all relevant authorities being obtained, approval be and is hereby given for AMBV to make an offer for sale of up to 25% of the total LAP Shares with free detachable LAP Warrants to be issued to AMBV as consideration pursuant to the Proposed Disposal, to shareholders of LAP (apart from Amalgamated Containers Berhad and other parties deemed connected to AMBV) ("Eligible Shareholders") and/or the public in Singapore at an offer price of not less than SGD0.25 for each LAP Share with one (1) free detachable LAP Warrant attached ("Proposed Offer For Sale");

AND THAT authority be and is hereby given for AMBV to set the basis for determining the entitlements of the Eligible Shareholders, the total number of LAP Shares with free detachable LAP Warrants to be offered, and the offer price of the LAP Shares with free detachable LAP Warrants provided that the offer price is not less than SGD0.25 for each LAP Share with one (1) free detachable LAP Warrant;

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of effecting the Proposed Offer For Sale, to enter into any agreement(s) and to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and complete the Proposed Offer For Sale as may be agreed by any relevant authority."

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
10 October 2002

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting.

ANGKASA MARKETING BERHAD (41515 - D)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

of ....

being a member/ members of Angkasa Marketing Berhad, hereby appoint ....

....

of ....

or failing whom ....

of ....

as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 25 October 2002 at 10.00 a.m. and at any adjournment thereof.

	FOR	AGAINST
ORDINARY RESOLUTION 1 Proposed subscription of shares in Angkasa Transport Equipment Sdn Bhd by Tan Sri William H.J. Cheng		
ORDINARY RESOLUTION 2 Proposed disposal of Angkasa Transport Equipment Sdn Bhd by AMB Venture Sdn Bhd to Lion Asiapac Limited		
ORDINARY RESOLUTION 3 Proposed offer for sale by AMB Venture Sdn Bhd of Lion Asiapac Limited's shares with free detachable warrants		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this...........................day of..................................2002

No. of Shares: .... Signed: ....

In the presence of: ....

Representation at Meeting:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank*